CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on January 18, 2024 as Amendment No. 1 to the Confidential Submission.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marex Group plc

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

England and Wales	6200	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

155 Bishopsgate

London EC2M 3TQ

United Kingdom

+44 2076 556000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marex Capital Markets Inc.

140 East 45th Street, 10th Floor

New York, New York 10017

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Ian D. Schuman Jennifer M. Gascoyne Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Thomas N. O’Neill III Dinesh D. Banani Herbert Smith Freehills LLP Exchange House Primrose Street London EC2A 2EG United Kingdom +44 (0)20 7374 8000	Christian O. Nagler Zoey Hitzert Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We and the Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the Selling Shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(Subject to Completion) Dated                , 2024

             Shares

Marex Group plc

Ordinary Shares

This is the initial public offering of Marex Group plc. We are offering                 of our ordinary shares, par value $                 per ordinary share, and certain of our existing shareholders (the “Selling Shareholders”) are offering                of our ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. Prior to this offering, there has been no public market for our ordinary shares. We currently expect the initial public offering price to be between $                and $                per ordinary share.

We intend to apply to list our ordinary shares on                under the symbol “MRX.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 28.

We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (the “SEC”) rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary – Implications of Being a ‘Foreign Private Issuer.’”

Price $                per ordinary share

	Price to public	Underwriting discounts and commissions(1)	Proceeds, before expenses, to us	Proceeds, before expenses, to the Selling Shareholders
Per ordinary share	$	$	$	$
Total	$	$	$	$

(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

We and the Selling Shareholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                  ordinary shares from us and an additional                  ordinary shares from the Selling Shareholders, in each case, at the initial public offering price, less underwriting discounts and commissions.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers against payment on                , 2024.

Barclays*	Goldman Sachs & Co. LLC*	Jefferies	Keefe, Bruyette & Woods

A Stifel Company

*	Listed alphabetically.

Prospectus dated                    , 2024

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the Selling Shareholders and the underwriters are offering to sell ordinary shares and seeking offers to purchase ordinary shares only in the United States and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: neither we, the Selling Shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Marex,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Marex Group plc, together with its consolidated subsidiaries as a consolidated entity.

MARKET AND INDUSTRY DATA

Within this prospectus, we reference information and statistics regarding the industries in which we operate. We are responsible for these statements included in this prospectus. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third-party sources and publicly available data.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to certain trademarks used in this prospectus that are important to our business, certain of which are registered under applicable intellectual property laws.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos and trade names.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The financial information in this prospectus has been prepared in accordance with IFRS, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”), except these consolidated financial statements omit a comparative statement of financial position as of December 31, 2021 required by International Accounting Standard 1, Presentation of Financial Statements. This prospectus does not include a reconciliation from IFRS to U.S. GAAP. Our consolidated financial statements have been restated to reflect voluntary changes in accounting policies and the correction of certain errors as explained in note 1 to our consolidated financial statements.

We present our consolidated financial statements in U.S. dollars. All references in this prospectus to “dollar,” “USD” or “$” mean U.S. dollars, all references to “£,” “GBP” or “Pounds Sterling” mean British pounds sterling and all references to “Euro” or “€” mean the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union.

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Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In March 2021, we acquired Starsupply Petroleum Europe B.V., and in October 2021, we acquired Volcap Trading Partners Limited. In February 2022, we acquired Arfinco S.A. In August 2022, we signed a Share & Asset Purchase Agreement to acquire certain businesses of ED&F Man Capital Markets (“ED&F Man Capital Markets”), which involved a staggered completion, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and United Arab Emirates businesses in December 2022 and the Hong Kong business in February 2023. In February 2023, we completed the acquisition of the brokerage business of OTCex, which involved the acquisition of HPC SA (subsequently renamed Marex SA), and in July 2023, we acquired Global Metals Network Limited (“GMN”). On July 15, 2023, we completed the integration of Marex North America, LLC (“MNA”) and Marex Capital Markets Inc. (“MCMI”), which historically was the U.S. business of ED&F Man Capital Markets. In August 2023, we acquired Eagle Energy Brokers, LLC (“Eagle Energy Brokers”) and its wholly owned subsidiary, Eagle Commodities Brokers Limited (“Eagle Commodities”), and in December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business, which includes Cowen International Limited (subsequently renamed Marex Prime Services Limited). The acquisitions undertaken during 2023, whether taken into consideration individually or as a group of related businesses, are not “significant” for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to these acquisitions.

Unless otherwise indicated, all information contained in this prospectus does not give effect to: (i) the conversion of our outstanding Growth Options (as defined in “Management – Equity Incentive Plans – Growth Options”) into                  Growth Shares (as defined in “Management – Equity Incentive Plans – Growth Shares”) in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into                  non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of                  warrants into                  non-voting ordinary shares in connection with and prior to the consummation of this offering and (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering.

Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, return on revenue, the Sharpe ratio or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists and (vii) initial public offering (“IPO”) preparation costs. Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the

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financial performance of our business in relation to our trading performance. The most directly comparable IFRS measure is profit after tax.

We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS measure is return on revenue, which is profit after tax divided by revenue.

We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Operating Profit. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio may vary from others in our industry. Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio as reported by us to Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio as reported by other companies.

Adjusted Operating Profit and Adjusted Operating Profit Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

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•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS. Some of these limitations are:

•	the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;

•

by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and

•	the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.

Accordingly, prospective investors should not place undue reliance on Adjusted Operating Profit, Adjusted Operating Profit Margin or Adjusted Sharpe ratio. For additional information regarding our non-IFRS measures, and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-IFRS Measures.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ordinary shares, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution services. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We believe these trends elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

We generated $711.1 million of revenue for the year ended December 31, 2022 and have a track record of organic growth supplemented by complementary acquisitions that we carefully and efficiently integrate into our infrastructure. The diversification and resilience of our business has increased over the last several years through the expansion of our services and regional footprint, which enables us to effectively serve our clients. Within the global commodities market, we believe we are one of the leading service providers in the world, providing a broad range of services across the commodities value chain. We provide connectivity to 58 exchanges, including as a Category 1 member of the London Metal Exchange (“LME”) and a top 5 participant by volume on each of the Chicago Mercantile Exchange (“CME”) and the Intercontinental Exchange (“ICE”). During the year ended December 31, 2022, we executed approximately 48 million trades and cleared approximately 216 million contracts. We have a diverse client base of more than 9,000 clients as of December 31, 2022. This includes both traditional consumers and producers of commodities who have recurring demand for our services across a variety of market conditions and financial clients, such as banks and asset managers. We have leading market positions across our core energy and commodities markets in Europe and the United States (based on management calculations derived from publicly available data) and growing capabilities in the Asia-Pacific (“APAC”) region. Our investment grade credit ratings are underpinned by our strong capital and liquidity position, making us a trusted counterparty for our clients.

Our business is organized into four closely connected service offerings, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. At the heart of our business is the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our segments are:

•	Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As

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clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other independent non-bank futures commission merchants (such as ADM Investor Services, RJ O’Brien and StoneX) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). As of July 2023, we were one of the 10 largest Futures Commission Merchants (“FCMs”) by client assets in the United States, according to publicly available data from the Futures Industry Association (the “FIA”), and had a top 10 market share on a number of the largest exchanges, according to ranking reports provided by such exchanges. There is declining competitive intensity in this segment, as demonstrated by the number of FCMs declining from 68 to 48 in the last 10 years, based on exchange information available from June 2013 to June 2023. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage. Clearing is the central hub of Marex, enabling us to offer clients complementary market access execution services tailored to their requirements.

•

Agency and Execution:    Utilizing our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an over-the-counter (“OTC”) basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making:    We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average value-at-risk (“VaR”) and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

•

Hedging and Investment Solutions:    We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a

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source of liquidity for our business. Our investment solutions business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

We believe the diverse services offered across our business are complementary to one another, and together they form a differentiated full-service solution for our clients. This ultimately increases client retention and provides opportunities to cross-sell our services. For example, existing Clearing clients may also have a need for specialized liquidity solutions, which we can provide both on an agency and principal basis through our Agency and Execution and Market Making businesses. Moreover, clients that cannot satisfy their hedging requirements through on-exchange instruments may have a need for bespoke hedging solutions, which we offer in our Hedging and Investment Solutions business.

A summary of our four business segments is set forth in the table below as of December 31, 2022.

Our well-invested technology and support infrastructure underpin our growth and provide centralized back-office functions for our four business segments. As of December 31, 2022, our Control and Support function, which provides support to our four business segments, had 732 full-time employees globally, who prudently manage risk in real-time and help us ensure regulatory compliance through our enterprise risk management framework. Our successful business profile enables us to attract high-quality talent to our Control and Support function and helps us retain talent gained through acquisitions. Our proprietary technology portal, Neon, delivers a high-quality user experience to clients with access to our broad, multi-asset product offering and increases the productivity of our front-office staff. We continue to invest in these functions to reflect the scale of our global operations and ensure sustainable growth in the future. This also supports our organic and inorganic growth initiatives in a disciplined manner to ensure sustainable growth.

We are focused on creating long-term value through consistent revenue growth and margin expansion, and we have a track record of strong financial performance. By expanding our product offering and global reach, deepening relationships with clients and building scale, we have created a diversified and resilient business that grew profit after tax by a compound annual growth rate (“CAGR”)

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of 24% from 2014 to 2022 and Adjusted Operating Profit by a 29% CAGR during the same periods. This consistent growth has been achieved across a period of various market environments. We believe the strength of our financial performance provides unique differentiation and emphasizes our public company readiness. Our combination of revenue growth, consistent historical profitability and accelerating earnings would put us in the top 1.6% of the Russell 3000 as determined by having (i) positive earnings per share from 2019 to 2022, (ii) an earnings per share CAGR from 2019 to 2022 of more than 25% and (iii) a revenue CAGR from 2019 to 2022 of more than 45%, based on publicly available data.

From 2018 to 2022, we grew our number of clients from approximately 1,800 to approximately 9,000 and client assets from less than $1.5 billion to approximately $15 billion. For the years ended December 31, 2022 and 2021, we generated revenue of $711.1 million and $541.5 million, respectively. For the same periods, we generated profit after tax of $98.2 million and $56.5 million, respectively, and Adjusted Operating Profit of $121.7 million and $79.6 million, respectively, with a return on revenue of 14% and 10%, respectively, and an Adjusted Operating Profit Margin of 17% and 15%, respectively.

Headquartered in London, we operate across Europe and the Americas and have a growing presence in the Middle East and APAC regions. We have 30 offices worldwide and approximately 1,800 employees as of June 30, 2023.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. More recently, in the fourth quarter of 2022, we acquired the global clearing and agency and execution business of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business, which we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

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[1]	Represents number of clients at the start of the year, prior to the acquisition of RCG and CSC Commodities.

We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2022 and Adjusted Operating Profit by a 29% CAGR over the same period.

Our Market Opportunity

We operate in a highly attractive market environment that we believe is supportive of our future growth. We believe our markets are large, growing and highly fragmented with declining competitive intensity.

We provide critical services to our clients by connecting them to global exchanges and providing a range of execution services. We believe that we provide a comprehensive range of asset classes, product coverage and exchange connectivity through our service offering.

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A comparison of our service offerings and those of our key competitors is set forth in the table below.

1

Represents management’s view of core competitors by business segment. A check mark is indicative of the core competitors that we believe have a presence within the given business segment and does not consider any quantitative measure of revenue, market share or trading volumes as a criteria. A competitor’s presence within a business segment was determined through our review of public information, including SEC filings, annual reports, company websites and/or marketing materials and our management’s knowledge of our competitive landscape. The competitors listed above are not meant to represent a complete list of firms that compete with our various business segments.

We have strong positions in our core markets across several asset classes, which include: metals, agriculture and energy within our Market Making business; metals, agriculture, energy and financial futures and options within our Clearing and Hedging and Investment Solutions businesses; and energy and securities within our Agency and Execution business.

Our market positions in each of metals, agriculture and energy for the year ended December 31, 2023 were as follows:

Metals

•	% total market share on the LME

Agriculture

•	% of the cocoa options market

•	% of the coffee options market

•	% of the sugar options market

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Energy

•	% of the total European power market

•	% of the European gas market

•	% of the European fuel market

We calculated our market shares above by taking publicly available data for each of the following asset classes for the same period:

•	for metals, the LME base metals market share reports for the total metals market volume,

•	for energy, the London Energy Broking Association reports on each particular market’s volumes and

•	for agriculture, ICE and IFLX reports for agriculture for each of cocoa, coffee and sugar market’s volumes,

divided by the total volumes we traded on the exchange for each asset class during the year ended December 31, 2023.

Market Size and Growth

We estimate the total addressable market by revenue for our services to be approximately                  per annum. We calculated our total addressable market by using publicly available data for each of our four business segments, where available. Below is a summary of our calculations for our estimated market share for each business segment as of                 .

•	Clearing: Comparing our margin balances to the total margin balances for our primary exchanges as derived from publicly available data from the FIA.

•	Agency and Execution:

•

Financial securities (within our Capital Markets division): Total market size derived from publicly available revenue reported by our key competitors in financial execution, with our market share calculated by dividing our revenue from this business by the total estimated market size.

•	Energy: Total market size estimated by multiplying our market share, based on externally available market data where available or management estimates, multiplied by our revenue from those products.

•

Market Making: We divide our revenue generated by this segment’s market share data for each of metals, agriculture and the energy markets, as well as small cap equities market size using publicly available traded equities volumes on the LSE.

•

Hedging and Investment Solutions: Total market size is based on implied market share of structured notes market and risk management solutions for mid-sized companies with international exposures multiplied by our revenue in the period.

The growth in our total addressable market is also derived from a combination of underlying market growth and recent acquisitions, which have increased our product coverage and geographic footprint and expanded our market access. Volumes in our core exchange-traded and commodity derivative markets grew at an 8% CAGR between 2010 and 2022, according to FIA data. Population growth and globalization are increasing demand for energy and commodities generally, and will likely drive prices higher over the long term, combined with periods of geopolitical or economic instability

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which cause increased volatility and, in turn, will drive higher demand for our market making and hedging services. Separately, we believe that increased demand for cleared products following the 2008 global financial crisis presents a tailwind for the addressable market of our Clearing business.

Based on our calculations as described above, we believe we had an approximately              share of the total addressable market, which we believe provides significant opportunities for future growth in all of our service areas as we continue to expand our geographic footprint and asset class coverage.

Changing Competitive Dynamics

Increasing levels of regulation and evolving technology requirements have reduced the competitive intensity in our markets. Sub-scale financial services providers have struggled to compete, and commercial and investment banks have been exiting businesses that are seen as not profitable enough to justify continued investment. This has led participants in our markets to seek new service providers where they may no longer be served by their current counterparts.

This reduced competitive intensity creates a significant opportunity for us to grow our client base and increase market share with underserved clients. These dynamics also provide a substantial opportunity for consolidation through acquisitions in what remains a highly fragmented market and increase the attraction for smaller operators to become part of an international group like ours.

Increasing Complexity of Financial Markets and Regulation

Reforms to the commodities and financial market regulatory landscape have increased costs and barriers to entry. These include capital requirements regulations, increased compliance and reporting obligations as well as increased operational requirements relating to IT systems and exchange memberships. The burden and complexity of regulatory compliance across jurisdictions makes it difficult for competitors to offer broad, global solutions.

Clients in our markets are seeking to transact with well-capitalized counterparts who have good regulatory standing and a broad product offering across multiple jurisdictions. We believe our prudent

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capital and liquidity position, investment grade credit ratings and strong regulatory track record are key advantages.

Energy Transition and Sustainability Initiatives

The global economy is making a fundamental transition towards net-zero for greenhouse gas emissions. This transition requires a shift in capital flows and investment away from high-carbon industries and activities into the low-carbon future. We work closely with industry-leading partners to facilitate this capital reallocation.

In Agency and Execution, our Environmental team connects clients to the environmental markets that facilitate the value transfer needed to support the transition to net zero greenhouse gas emissions. We provide price discovery and price transparency in these highly fragmented markets. Our extensive coverage of clean energy, recycled materials and carbon management includes compliance-driven and voluntary markets.

We provide clearing, liquidity and hedging services in biofuels, electric and hydrogen power, recycled metals, carbon emissions and U.S. and E.U. compliance carbon markets. Our team specializes in large volume transactions and facilitates spot and long-term contracts for institutional renewable energy generators.

We have continued to grow our revenue from environmental products from $21.9 million for the year ended December 31, 2021 to $23.8 million for the year ended December 31, 2022.

Electronification of Trading and Evolution of Technology

Advances in technology have transformed certain markets in the last decade. These advances include increased digitization, greater use of data analytics and a greater reliance on electronic trading platforms.

Technology underpins order management, order routing, processing, market data, risk management and market surveillance operations. Effective technology is therefore a key part of the value proposition for market participants.

These rapidly evolving technological requirements make it increasingly difficult to compete effectively in our market. Smaller operators lack sufficient resources to invest in technology and compliance systems while many larger operators are burdened with legacy technology systems that prevent them from serving smaller clients profitably and responding effectively to changing customer demand. We believe our proprietary technology enhances the client experience and enables trading at scale with a low marginal cost of processing each additional trade, providing opportunities for profit growth.

As certain markets shifted to trade electronically instead of over the phone, we responded by providing electronic execution capabilities. Electronic execution now represents a substantial part of our executed volume. However, unlike other asset classes such as equities, there remains significant demand in global energy and commodities markets for high-touch execution. Furthermore, the energy and commodity derivative markets have historically been slower to electronify than financial markets due to a less homogenous product mix. This creates a level of complexity requiring personal interaction. We operate a hybrid execution model, which allows clients to interact in any way they desire, providing us with coverage of the entire addressable market and positioning us to succeed regardless of electronification trends within a single asset class.

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Product Innovation

In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Examples of innovation in exchange-traded contracts include the standardization of OTC products to bring them on-exchange or offering new, smaller versions of exchange-traded products, which make them available to a larger group of investors. In addition, electronic trading makes product innovation less expensive, as lower costs result in fewer contracts that must be traded to recoup startup costs. Additionally, the availability and usage of bespoke hedging contracts have increased significantly. These changes have contributed to bringing more participants and activity to the market while supporting underlying market growth.

We believe that we are well positioned to continue to innovate and provide solutions that continue to satisfy the needs of our clients and meet changing market demands and evolving regulatory standards.

Our Competitive Strengths

We believe the following strengths are central to our business model and our leading market position:

Diversified and Resilient Business Model

Our activities are diversified across services, geographies and asset classes, which creates a resilient business. We have leading positions across several services through the trading value chain, including clearing, agency brokerage and execution, market making and hedging and investment solutions. We also operate these services across a diverse range of commodity and securities markets, including equities, fixed income, energy, agriculture and metals. This allows us to meet the needs of a diverse client base of over 9,000 clients across Europe, the United States and APAC, including blue-chip commodities consumers and producers and large global financial institutions, as of December 31, 2022. We also serve our clients in a variety of ways, acting as agent, principal and clearer. We believe the services we provide are essential to these market participants, the majority of which are producers or consumers of commodities that have a need to trade to manage their business risk, regardless of market conditions.

Our financial performance and diversity across business segments, asset classes and geographies for the year ended December 31, 2022 is set forth below.

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the business unit that generated the revenue.

Our diversity by segment, asset class and geography reinforces our competitive advantage. This enables us to cross-sell services across our client base, provide global solutions and focus on areas of

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our market strength at different points in time. This underpins the resilience in our financial performance, as demonstrated through eight consecutive years of profit after tax and Adjusted Operating Profit growth from 2014 to 2022 through various market environments. In addition, the volatility of our results has declined, as evidenced by the increase in the Sharpe ratio from 1.8 in 2021 to 2.8 in 2022 and the increase in the Adjusted Sharpe ratio from 2.2 in 2021 to 4.1 in 2022.

Highly Scalable Platform Supporting Growth

The strength of our business model is built on our highly scalable platform of technology, clients, people and commitment to client services, which we believe enables us to deliver sustainable long-term growth. Our growth is underpinned by four key areas of platform strength:

•

Scalable technology and support infrastructure:    Our technology platform and operational setup is reliable and scalable. Our modern infrastructure is capable of processing volumes and activity in excess of historical levels with limited required headcount growth. Further, additional clients can be served and volumes processed at low marginal costs.

At the heart of our operations is our Neon client platform. Developed in-house, Neon enables a high-quality user experience providing clients with access to our full trade lifecycle and value-added services, driving increases in front-office productivity. Neon facilitates onboarding and allows clients to execute trades, monitor risk and access market insights.

•

Multi-asset, global presence:    As of June 30, 2023, we operated across a variety of asset classes, through 30 offices across Europe, the Middle East, and Africa (“EMEA”), the Americas and APAC. We connect to 58 exchanges worldwide and support client needs on a multi-asset, global, multi-currency basis. The strength of our technology and people supports the expansion of our business into new asset classes and geographies. For example, in the second half of 2023, we launched clearing capabilities on the Australian Stock Exchange (“ASX”) and Singapore Exchange (“SGX”) to increase our presence in the APAC region.

•

Experience of M&A integration:    We have developed and demonstrated an in-house capability to originate and efficiently integrate acquisitions into the Marex ecosystem and, in particular, into our technology platform and risk and control frameworks. All of our recent acquisitions have been promptly integrated, which we believe helps us maintain a consistent technology architecture, minimizes complexity and allows us to unlock greater value creation. Tactical acquisitions also contribute to our client network and diversity, further enhancing our ability to cross-sell.

•

Ability to support our growing client base:    Our platform can manage and support a large and growing number of clients. This provides access to deep pools of liquidity, which enhances trade execution quality, and also provides the opportunity to offer multiple services to a diverse client base. As our existing clients grow, their demand for our services increases, which, in turn, drives our growth. We believe this virtuous circle benefits our clients and supports our continued revenue growth. For example, we have innovated in products such as environmentals and recycled metals to match increasing client demand to achieve sustainability.

Client-Driven Business Model and Prudent Approach to Capital and Liquidity Management

We operate a prudent business model, supported by a robust risk management infrastructure and a large team of seasoned risk professionals.

For example, our Market Making business is client driven. We do not take directional views on prices or indices and carry limited overnight market risk exposure. Our trading has been consistently profitable historically, with 84% positive days, 96% positive weeks and 100% positive months in the

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year ended December 31, 2022. Despite 23% revenue growth in our Market Making business from the year ended December 31, 2021 to 2022, our average VaR remained at approximately $2.0 million over the same period.

In our Clearing business, we have a successful track record of managing credit risk, with limited commitments to extend credit to clients and close monitoring of client accounts and positions. Actual realized credit losses have historically been modest with $0.6 million, $2.8 million, $0.9 million and $1.1 million recognized in the years ended December 31, 2019 to 2022, respectively, with realized losses representing approximately 0.2% of revenue in each of the years ended December 31, 2019, 2021 and 2022, and approximately 0.7% of revenue in 2020.

We are focused on maintaining a prudent approach to capital and liquidity management, which is reflected in our investment grade credit ratings. We hold significant excess capital to support these ratings, with a total capital ratio of 266% and $530 million in liquidity headroom as of December 31, 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Strong Track Record of Organic Growth, Combined with Successful Acquisitions

Our profit growth has been primarily organic and was achieved through:

•	opening new offices to expand our geographic footprint and increase front-office headcount to broaden our distribution network;

•	deepening expertise in adjacent product areas; and

•	cross-selling additional services to existing clients.

Historically, we have delivered growth through various environments of GDP, interest rates and other macroeconomic conditions. We believe our core channels of structural growth will enable us to continue this trajectory.

In addition, we have a successful track record of accretive acquisitions, which has allowed us to accelerate our entrance into new product areas and geographies. Our strategic M&A framework broadly includes two approaches: bolt-on acquisitions and large transformational opportunities. We aim to fully integrate our acquisitions into our platform to leverage existing client relationships and shared infrastructure, and, thus, achieve revenue and cost synergies. With the successful delivery of synergies, we have, on average, grown revenue by 35% and profitability by more than 100% in the first-year post acquisition, based on comparing revenue and Adjusted Operating Profit for the twelve months pre-acquisition to the twelve months post-acquisition with respect to nine acquisitions that were completed between January 2019 and February 2022. This also reflects weighted averages for revenue and Adjusted Operating Profit.

Experienced and Committed Management Team and a Deep Bench of Talent Powering the Business

Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our management team is comprised of executives with an average of over 24 years of relevant industry experience, with diverse backgrounds and deep expertise. They have delivered a solid track record for our business through a variety of market environments and are committed to a clear growth strategy.

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Our Growth Strategy

Our growth strategy is to continue to build our diversified global platform and increase our capabilities to connect clients to markets in new ways, adding new clients, products and geographies. We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2022 and Adjusted Operating Profit by a 29% CAGR over the same periods. We have developed a scalable platform to support growth and deliver high-quality service to our clients. As our platform grows, we believe opportunities for further expansion in adjacent products and regions, both organic and inorganic, will become increasingly available. We believe past investments made across our segments can support future growth that is structural and not reliant on a favorable market environment.

Our growth is underpinned by investments in technology, prudent risk management and strong capital and liquidity to support our investment grade credit ratings. We have demonstrated a disciplined approach to growth and margin expansion by consistently investing in technology and enhancing our Control and Support function to accommodate increases in our front-office staff and global client base.

A summary of our growth is set forth below.

[1]	Represents OECD 2023 full-year forecast as of June 30, 2023.
[2]	Values represent average values over the respective time period. VIX is the ticker symbol and popular name for the Chicago Board Options Exchange’s CBOE Volatility Index.

We seek to continue our growth trajectory through market share expansion across our different businesses by executing on the following strategies:

Growth from Expansion of Client Footprint

We had over 9,000 clients on our platform as of December 31, 2022. We have also grown client assets from approximately $1.2 billion as of December 31, 2018 to approximately $15 billion as of December 31, 2022. A key element of our growth strategy is to leverage our full service offering to

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deepen our client relationships and increase revenue generated from our new and existing clients. We have a track record of cross-selling additional services to clients, such as introducing clearing or hedging solutions to existing Market Making clients. Our management reviews the revenue generated from our top clients periodically to track progress in this area and believes that this cross-selling has strengthened our client relationships, attracted more assets to our platform and ultimately increased client profitability. From 2018 to 2022, we have increased the number of clients paying over $1 million in annual commissions by 91%. We have also grown the size of our relationships with our largest clients by cross-selling and offering new services. Our top 10 largest clients generated $61 million in commission revenue in 2022, up from $45 million in 2018, as we have been successful in growing our largest client relationships. However, we continue to have relatively low concentration within our revenue, with these clients contributing approximately 10% of our revenue in 2022, as we continue to grow our client base and increase revenue generated from our smaller clients. We believe there is a significant opportunity to cross-sell additional services to existing clients, especially for newer clients.

[1]	We define an “active client” as a client from whom we generated revenue within the preceding 12 months.

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The client case studies below are a selected sample that demonstrates how certain of our larger clients have used more of our services over the relevant period and therefore deepened their relationship with us.

Extend Geographic Coverage of Our Offering

As of June 30, 2023, we had 30 offices across EMEA, the Americas and APAC and provide connectivity to 58 exchanges globally.

We achieved our extensive global presence through both organic growth and strategic acquisitions, such as our recent acquisition of ED&F Man Capital Markets, which significantly increased our U.S. presence. The acquisition of ED&F Man Capital Markets also significantly increased our clearing capabilities in the United States and increased our client assets, which we were able to successfully monetize in the current higher interest rate environment. More recently, following

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our acquisition of Cowen’s legacy prime brokerage and outsourced trading business, we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

We have identified significant opportunities for growth in the securities and commodities markets in the United States, including developing our prime brokerage, outsourced trading and equity clearing capabilities in the financial securities markets. In commodities, we see opportunities to increase our presence in power, recycled and other metals markets and intend to achieve growth in the emissions markets as we support our clients with their sustainability ambitions.

In the broader Americas region, we believe there is a substantial opportunity to expand our presence by increasing our offering in energy and hiring across oil and gas and power products in our Clearing and Agency and Execution businesses.

In APAC, we seek to capitalize on numerous structural growth opportunities, including the globalization of gas, the growth of the petrochemicals market and the opening of Chinese liquefied natural gas imports through our Market Making and Agency and Execution businesses. We are currently expanding our Clearing offering in APAC and recognize that there are significant future growth opportunities in that region. There is also an opportunity to further establish our Hedging and Investment Solutions business in APAC. Specifically, we intend to expand our financial and corporate client base in Southeast Asia, build our presence in Australia, mainland China and Japan and increase our exchange memberships to expand access for our clients (building on our recent ASX and SGX memberships).

Following the acquisition of ED&F Man Capital Markets, we also gained access to the markets in the Middle East through ED&F Man Capital Markets’ operations in Dubai. We believe there is an opportunity to expand our service offering in energy and financial markets and capitalize on the growth in environmentals in this region.

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the business unit that generated the revenue.

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Expand Our Product Offering by Adding Adjacent Asset Classes

Historically, we have made several organic and inorganic investments to establish a broad product offering across our different businesses. These investments include the launch of a U.K.-focused equities franchise in Market Making to cover AIM, the London Stock Exchange’s growth market, small and mid-cap stocks and investment trusts in 2020. We believe our broad product offering is a competitive advantage.

We intend to further develop our product and asset class coverage and believe there are significant opportunities in Market Making, including expanding into light ends commodities (such as naphtha and gasoline) and developing our equities product set and bulk commodities (such as iron ore) and ferrous metals coverage.

We also believe there are significant opportunities to expand the product offering in our Clearing business in the Americas and grains offering in Europe, expanding the equities derivatives offering and targeting clients that we believe are under-serviced by banks. There are also opportunities to cross-sell from our Market Making business.

Within the Agency and Execution business, we believe there are opportunities to grow our shipping presence, build on our existing strength in biofuels and carbon credits and to achieve synergies with other business segments.

We believe there is a substantial opportunity to capitalize on environmental trends. In addition to the environment-related products we currently trade, we believe there is a significant opportunity to develop bespoke “green” contracts, pairing carbon offsets with underlying commodities, as well as other sustainable product sets. Revenue derived from renewable products increased to $24 million for the year ended December 31, 2022 from $22 million for the year ended December 31, 2021. We announced in July 2023 that we had acquired GMN, a recycled metals market maker based in Hong Kong. By investing to expand green product coverage, we believe that we are well positioned to support our clients in delivering on their sustainability commitments and transitioning to a low carbon economy.

The acquisition of ED&F Man Capital Markets significantly increased our Clearing capabilities, as well as financial securities, such as equities and fixed income, in Agency and Execution. For example, in the year ended December 31, 2022, financial securities contributed revenue of $93 million in the Capital Markets business, up from $58 million for the year ended December 31, 2021. Our acquisition of the brokerage business of OTCex in February 2023 also expanded our capabilities in financials, particularly increasing our distribution in equities and fixed income in Europe and the Middle East. However, we believe there are still meaningful growth opportunities within financial products in the United States, the Middle East and APAC.

Pursue Strategic Acquisitions

While the majority of our growth in recent periods has been organic, acquisitions have been an important driver of our growth and enhanced our capabilities. M&A has enabled us to enter new markets and provided access to new clients. We will continue to selectively consider financially attractive inorganic opportunities that enhance our strategic positioning and increase our scale.

We believe we have a track record of acquiring businesses at attractive valuations and successfully integrating them. For example, through the acquisition of ED&F Man Capital Markets, which was completed at a 0.8 times discount to book value, we increased our geographic exposure to

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the U.S. and APAC markets and added over 1,000 new clients. As a result, our total client assets increased by 86% to $14.9 billion as of December 31, 2022 from $8.0 billion as at June 30, 2022, and the acquisition added to our capabilities within the financial securities markets.

A core tenet of our M&A strategy has been to fully integrate acquisitions. We invest substantial time and resources post-closing to integrate and streamline technology and support infrastructures (including risk and compliance) of an acquired company. We also identify opportunities to cross-sell the expanded set of products and services to our clients. In doing so, we benefit from increased scale, higher operating margins as redundant costs are eliminated, deeper relationships with clients and higher client profitability.

Another key aspect has been strong discipline on valuation. We believe there is a significant opportunity to acquire competitors at attractive valuations, and therefore continued expansion through acquisitions remains a key focus as a means to further diversify by product, asset class and geography.

We have achieved high returns on acquired businesses historically as a function of our disciplined approach to valuation and our ability to grow client relationships of the acquired businesses. Due to cost synergies, these returns can be realized with our existing platform.

Our strategic criteria for acquisitions include businesses that enhance our competitive positioning, complement our client proposition or geographic footprint and that have a strong cultural fit and compliance culture. We seek acquisitions on attractive financial terms, targeting payback of premium paid above net asset value (if any) in a reasonable time period.

Going forward, we will continue to look for smaller bolt-on acquisitions at a pace consistent with our historical activity and evaluate larger transformative opportunities if they arise. We will seek to maintain discipline regarding our criteria of adding products, geographies and clients.

Certain information regarding our acquisitions of CSC Commodities UK Limited (“CSC”) and the business of Rosenthal Collins Group LLC (“RCG”) is set forth below.

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While M&A has added growth to our business, it has primarily been a channel for us to complement organic growth by adding clients, product capabilities and geographic coverage.

Recent Developments

In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business. The acquired operations have been incorporated into the MCMI business in the United States, and we have retained them within the acquired Cowen entity, Cowen International Limited (which is now called Marex Prime Services Limited), in the United Kingdom. The acquisition of Cowen’s legacy prime brokerage and outsourced trading business has complemented our existing capabilities in the financial markets and expanded our client base and support our continued expansion into the United States.

In January 2024, we acquired Pinnacle Fuel LLC, which is a physical fuel oil brokerage based in New York.

Corporate Information

Marex Group plc was incorporated under the laws of England and Wales in November 2005. We were established in 2005 with the incorporation of Marex Group Limited and its wholly owned subsidiary Marex Financial Limited (now Marex Financial). We later became Marex Spectron Group Limited, following our acquisition of Spectron Group Limited in 2011. Marex Spectron Group Limited re-registered as a public limited company in May 2021 and subsequently became Marex Group plc.

A description of the material terms of our amended and restated articles of association and ordinary shares as will be in effect following the consummation of this offering are described in the section entitled “Description of Share Capital and Articles of Association.”

Our principal executive office is located at 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The telephone number at this address is +44 2076 556000. Our website address is www.marex.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Marex Capital Markets Inc.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

Risks Relating to the Macroeconomic Environment

•	Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing commissions, spreads and revenue;

•	Russia’s military action in Ukraine has caused significant market volatility, affected global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in

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the global economy. The risks to our business from the war in Ukraine may increase if the war is prolonged or escalates and could result in a period of market uncertainty with low trading volumes and market illiquidity; and

•	Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.

Risks Relating to Our Business

•

Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations;

•

We are subject to a variety of regulatory, reputational and financial risks as a result of our international operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage;

•

Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability to conduct our operations and lead to a breach of regulations and contractual obligations;

•

We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us; and

•

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading cryptocurrency derivatives. We may also be impacted by developing regulation of cryptocurrencies and related activities.

Risks Relating to Our Financial Position

•

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations; and

•	We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

Risks Relating to Regulation

•

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; and

•

We and our businesses are subject to regulation by the FCA in the United Kingdom, the CFTC, NFA, the SEC and FINRA in the United States, the AMF and ACPR in France, ASIC in Australia, the SCA and DFSA in Dubai, SFC in Hong Kong, MAS in Singapore, the Alberta Securities Commission in Canada, BaFIN in Germany, CMNV in Spain, the CMVM in Portugal, the CBI in Ireland, the Consob in Italy and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.

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Risks Relating to This Offering and Ownership of Our Ordinary Shares

•

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations; and

•

We will be a foreign private issuer, and, as a result, we will be subject to Securities Exchange Act of 1934, as amended (the “Exchange Act”), reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Implications of Being a “Foreign Private Issuer”

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, then a majority of our executive officers or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States or our business must be administered principally outside the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Ordinary Shares—We will be a foreign private issuer, and, as a result, we will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

In addition, as a foreign private issuer we intend to rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with                  corporate governance standards. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Ordinary Shares—As we are a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain of the                  corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements” and “Management—Foreign Private Issuer Status.”

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PURSUANT TO 17 C.F.R. SECTION 200.83

THE OFFERING

Ordinary shares offered by us	ordinary shares.

Ordinary shares offered by the Selling Shareholders	ordinary shares.

Ordinary shares to be outstanding after this offering

                 ordinary shares (                 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us and the Selling Shareholders in full), after giving effect to: (i) the conversion of our outstanding Growth Options into                  Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into                  non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of                  warrants into                  non-voting ordinary shares in connection with and prior to the consummation of this offering and (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering.

Option to purchase additional ordinary shares	We and the Selling Shareholders have granted the underwriters an option to purchase up to additional ordinary shares from us and an additional ordinary shares from the Selling Shareholders, in each case, at the initial public offering price less underwriting discounts and commissions, within 30 days of the date of this prospectus.

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Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                 million (or $                 million if the underwriters exercise their option to purchase additional ordinary shares from us in full), assuming an initial public offering price of $                 per ordinary share which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

We intend to use the net proceeds of this offering for working capital, to fund incremental growth and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Listing	We intend to apply to list our ordinary shares on under the symbol “MRX.”

The number of our ordinary shares outstanding after this offering is based on                  ordinary shares outstanding as of December 31, 2023 and excludes                ordinary shares reserved for future issuance under our employee share incentive programs as described in “Management—Equity Incentive Plans.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their option to purchase additional ordinary shares in this offering; and

•	an initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

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SUMMARY CONSOLIDATED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented as of December 31, 2022 and for the years ended December 31, 2022 and 2021 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following tables present summary consolidated financial data as of the dates and for the periods indicated.

	Year ended December 31,
	2022	2021
	(Restated)*
	(millions, except per share data)
Consolidated Income Statement
Commission and fee income	$651.0	$573.7
Commission and fee expense	(299.2)	(283.8)

Net commission income	351.8	289.9
Net trading income	325.3	239.9
Interest income	194.4	23.1
Interest expense	(165.0)	(26.4)

Net interest income/(expense)	29.4	(3.3)
Net physical commodities income	4.6	15.0

Revenue	711.1	541.5
Expenses:
Compensation and benefits	(438.6)	(359.2)
Depreciation and amortization	(13.8)	(10.3)
Other expenses	(147.8)	(103.5)
Impairment of goodwill and intangibles	(53.9)	—
Impairment for credit losses	(9.5)	(0.8)
Bargain purchase gain on acquisitions	71.6	—
Other income	2.8	1.9
Share of results in associates and joint ventures	(0.3)	0.3

Profit before tax	121.6	69.9
Tax	(23.4)	(13.4)

Profit after tax	$98.2	$56.5

Attributable to:
Ordinary shareholders of the company	91.6	56.5
Other equity holders	6.6	—
Basic earnings per share	0.84	0.51
Diluted earnings per share	0.80	0.49
Weighted average number of ordinary shares for basic earnings per share	109.1	110.5
Weighted average number of ordinary shares adjusted for the effect of dilution	115.0	114.4

*	Please see note 1 to our consolidated financial statements included elsewhere in this prospectus.

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PURSUANT TO 17 C.F.R. SECTION 200.83

	Year ended December 31,
	2022	2021
	(Restated)* (millions)
Cash Flow Statements
Net cash from operating activities	$219.0	$463.6
Net cash used in investing activities	(46.3)	(19.8)
Net cash from/(used in) from financing activities	33.1	(20.0)

	As of December 31, 2022
	Actual	As Adjusted(1)
	(Restated)*
	(millions)
Consolidated Statement of Financial Position
Total current assets	$15,354.2
Total assets	15,743.9
Total current liabilities	14,173.2
Total liabilities	15,066.2
Total equity	$677.7

*	Please see note 1 to our consolidated financial statements included elsewhere in this prospectus.
(1)

As adjusted information gives effect to: (i) the conversion of our outstanding Growth Options into Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of warrants into non-voting ordinary shares in connection with and prior to the consummation of this offering, (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering and (v) the issuance of                  ordinary shares in this offering at an initial public offering price of $                per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $                per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total assets and total equity by approximately $                million from this offering, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total assets and total equity by approximately $                million, assuming no change in the assumed initial public offering price of $                per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

	Year ended December 31,
	2022	2021
	(millions, except percentage and ratio)
Non-IFRS Measures:
Adjusted Operating Profit(2)	$121.7	$79.6
Adjusted Operating Profit Margin(2)	17%	15%
Adjusted Sharpe ratio(3)	4.1	2.2

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(2)

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists and (vii) IPO preparation costs. We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as previously defined) divided by revenue.

These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, return on revenue or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. See “Presentation of Financial and Other Information” for a description of Adjusted Operating Profit and Adjusted Operating Profit Margin.

The following table reconciles Adjusted Operating Profit from the most directly comparable IFRS measure, which is profit after tax, and Adjusted Operating Profit Margin from the most directly comparable IFRS measure, which is return on revenue, for the periods presented:

	Year ended December 31,
	2022	2021
	(millions, except percentages)
Profit after tax	$98.2	$56.5
Tax	23.4	13.4
Goodwill impairment charges(a)	53.9	—
Acquisition costs(b)	11.5	—
Bargain purchase gains(c)	(71.6)	—
Owner fees(d)	3.4	2.1
Amortization of acquired brands and customer lists(e)	2.2	1.0
IPO preparation costs(f)	0.7	6.6

Adjusted Operating Profit	$121.7	$79.6

Return on revenue	14%	10%

Adjusted Operating Profit Margin	17%	15%

(a)

Goodwill impairment charges relate to the impairment charge recognized for our Energy cash generating unit (“CGU”), which was largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.

(b)

Acquisition costs are costs, such as legal fees incurred in relation to the acquisitions of ED&F Man Capital Markets, Arfinco SA and OTCex Group (completed in 2023), presented in the income statement within other expenses.

(c)	Bargain purchase gains relate to a gain of $71.6 million recognized as a result of the acquisition of ED&F Man Capital Markets.
(d)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our profitability, presented in the income statement within other expenses. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and will cease to be incurred after the completion of this offering.

(e)

Amortization of acquired brands and customer lists represents the amortization charge for the year the brands and customer lists were acquired, presented in the income statement within depreciation and amortization.

(f)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

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(3)

The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. This non-IFRS financial measure is presented for supplemental informational purposes only and should not be considered a substitute for the Sharpe ratio or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. See “Presentation of Financial and Other Information” for a description of the Adjusted Sharpe ratio.

The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS ratio, the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year ended December 31,
	2022	2021
	(millions, except ratios)
Average monthly profit after tax	8.2	4.7
Standard deviation on monthly profit after tax(a)	3.0	2.6
Sharpe ratio	2.8	1.8

Average monthly Adjusted Operating Profit	10.1	6.6
Standard deviation on monthly Adjusted Operating Profit(a)	2.5	3.0
Adjusted Sharpe ratio	4.1	2.2

(a)

In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The variance is calculated as the sum of the squares of the difference between monthly profit and the mean operating profit, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Operating Profit basis).

A reconciliation of Adjusted Operating Profit to profit after tax is included in footnote 2 above.

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RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our ordinary shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Risks Relating to the Macroeconomic Environment

Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing our commissions, spreads and revenue.

We generate revenue primarily from the commissions we earn and the spreads we make from facilitating and executing client orders. These revenue sources depend substantially on client trading volumes and pricing levels, which, in turn, depend on many factors, many of which are beyond our control. These factors include:

•	volatility and pricing levels in commodities, currency, securities and other markets;

•	client confidence and risk appetite levels;

•	general economic conditions and developments, including the war in Ukraine;

•	overall levels of global trade and the implementation of any barriers to trading, including, without limitation, tariffs;

•	changes in demand for specific commodities, including, for example, reductions in demand for coal, fuel oil and other energy commodities and increases in demand for renewable energy;

•	climate and weather patterns, which impact supply markets for certain commodities, including, without limitation, agricultural commodities;

•	legislative and regulatory changes, which may cause significant uncertainty, affect market structures and reduce client activity, because of, or pending the outcome of, such changes;

•

changes in market dynamics or structure due to rapid change in the method of broking in one or more products in which our clients trade, including, for example, a transition from telephone or voice trading to screen or electronic trading;

•	actions of competitors, including pricing competition for overlapping products and markets and their entry into additional products or markets; and

•	changes in inflation, foreign exchange and interest rates.

Low volatility and declines in pricing levels generally decrease client trading activity and reduce our revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity. Decreases in trading volumes or pricing levels may significantly reduce our commissions and the spreads we make facilitating and executing client orders and adversely affect our business, financial condition, results of operations and prospects.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Russia’s military action in Ukraine has caused significant market volatility, affected global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy. The risks to our business from the war in Ukraine may increase if the war is prolonged or escalates and could result in a period of market uncertainty with low trading volumes and market illiquidity.

Our business, and the financial markets in which we operate (particularly commodities, including energy, grain and metals), have experienced significant volatility because of Russia’s large-scale invasion of Ukraine in February 2022. Market volatility has, in some cases, materially impacted the price of commodities that our clients trade. Ukraine’s position as a large producer in the global grain markets and the disruption of trade flows caused by the invasion also have significantly impacted activity in the agricultural markets. As a result, our agriculture revenue declined in 2022, in part due to lower overall market volumes compared to 2021. However, market conditions have improved to date in 2023.

The unprecedented economic and other sanctions against Russia implemented by the North Atlantic Treaty Organization and individual countries in response to the invasion have restricted and may further restrict or prevent us from entering into new transactions with affected entities and impact the settlement of existing transactions. Many Western companies have also closed their Russian businesses and/or announced their unwillingness to retain interests in Russian assets or to continue dealings with Russian or related counterparties, even where such action is not mandated by current sanction regimes. The scope and scale of such economic sanctions and voluntary actions remain subject to rapid and unpredictable change, including because of the volatile conditions in Ukraine, and may severely affect global macroeconomic conditions, European economies and the stability and willingness of our counterparties to trade. Existing concerns about market volatility, disruptions to supply chains, high inflation rates and the risk of regional or global recessions or “stagflation,” a recession or reduced rates of economic growth coupled with high inflation rates, have been exacerbated by Russia’s invasion of Ukraine.

It is currently unclear how long the war between Russia and Ukraine may last or how severe its impacts may become. If the conflict is prolonged, escalates or expands (including if additional countries become involved), if additional economic sanctions or other measures are imposed or if disruptions to supply chains worsen, regional and/or global macroeconomic conditions and financial markets could be impacted more severely. Longer periods of significant market volatility could adversely affect the perceived stability of commodities and lead to declines in commodity pricing levels, which may significantly reduce our commissions and may adversely affect our business, financial condition, results of operations and prospects.

Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.

We maintain large cash and financial instrument balances on behalf of our clients with exchanges, central clearing counterparties (“Clearing Houses”), brokers and banks. We also maintain our own cash balances. We earn interest on these balances and generally only make interest payments to certain clients. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Although interest rate levels are currently rising, short-term interest rates are particularly sensitive to factors beyond our control. A decline in interest rates or a decline in our cash and financial instrument balances may adversely affect our business, financial condition, results of operations and prospects.

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Our results of operations and financial condition could be adversely affected by changes in exchange rates between the U.S. dollar and other currencies, principally the Pound Sterling and the Euro.

We report our financial results in U.S. dollars. However, a significant proportion of our costs are incurred, and a portion of our trading activity is conducted, in currencies other than the U.S. dollar. As a result, our results of operations and financial condition are significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and the Euro. As our levels of commissions earned are tied to the volume and pricing levels of products traded, any appreciation in the Euro against the U.S. dollar would lead to an increase in the level of our reported commissions from trading activity in products priced in Euro. Further, due to our extensive operations in the United Kingdom (including having significant back office and other support staff and lease obligations for office space), any appreciation in the Pound Sterling against the U.S. dollar would increase the expenses in our income statement and could adversely affect our business, financial condition, results of operations and prospects.

The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.

As a result of the United Kingdom’s formal withdrawal from the European Union in January 2020 (“Brexit”), the ability of U.K. and European Economic Area (“EEA”) companies to provide cross-border services is currently restricted, particularly in the financial services sector. The passporting regime under Directive 2014/65/EU on markets in financial instruments (“MiFID II”) and other European regulations, which enables firms to provide services to countries across the EEA, no longer encompasses the United Kingdom. Furthermore, the end of EEA passporting for U.K. firms means that such firms will largely be restricted to providing services to clients that are domiciled in the EEA on a ‘reverse solicitation’ basis, unless they are appropriately authorized. The requirement to service clients in the EEA on a “reverse solicitation” basis is restrictive and limits the ways in which our U.K. entities can interact with clients and potential clients, which may make it harder to do business in the EEA. In the future, if the ability to provide services on a “reverse solicitation” basis was to change, EEA regulators may require us to obtain additional licenses in their respective jurisdictions to service clients. We may stop or limit servicing clients pending approval of the relevant license or choose not to continue to service clients in the jurisdictions in question. In either case, our financial performance would be adversely affected.

There is currently no EEA equivalence for U.K. trading venues. As a result, EEA clients trading on a U.K. exchange are required to treat such trades as over-the-counter (“OTC”) derivatives transactions rather than as exchange-traded derivatives transactions. This has and may result in additional regulatory reporting obligations. EEA clients may also not want to trade financial instruments listed on U.K. exchanges. Furthermore, U.K. investment firms have lost certain rights with respect to access to, or providing their clients with a connection to, certain infrastructural assets that are necessary for the provision of certain services. An example is the provision of direct electronic access to trading venues authorized in the EEA. This may make our offering less attractive to EEA clients, which could have an adverse impact on our business, financial conduct and results of operations.

The change in the United Kingdom’s relationship with the European Union due to Brexit has and may have several further consequences, including adversely affecting economic growth in the United Kingdom and the European Union and reducing overall levels of trading activity between the United Kingdom and the European Union.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Future regulatory or legal divergence between the European Union and the United Kingdom may result in increased compliance costs, impact our business activities and result in EEA clients moving away from U.K.-based services. Our failure to successfully manage these risks, which are largely outside of our control, could adversely affect our business, financial condition, results of operations and prospects.

Various factors beyond our control, including pandemics, terrorist attacks or natural disasters, may adversely affect our business.

Our business has been affected in the past, and could be significantly affected in the future, by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.

For example, the COVID-19 pandemic caused an increase in client defaults, as well as a reduction in our trading volumes in metals following the physical closure of the LME in March 2020. Severe weather and climate-change related phenomenon could impact our business in the agricultural market (for example, cocoa, coffee and grains), which may significantly reduce the production and size of those markets. Insurance cover for any of the above risks may not be sufficient to cover the full extent of any loss or damage suffered. There is also no guarantee that if a major event occurs, we will be able to secure adequate insurance cover in the future.

Significant reductions in economic activity levels or declines in commodity pricing levels because of these factors would reduce trading volumes and our revenue. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Business

Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations.

Clients of our Clearing and Hedging and Investment Solutions businesses may default on margin calls or settlement payments. Where a client enters into an exchange-traded derivatives transaction that is cleared by us, we will post margin with a clearing house to cover the clearing house’s margin requirements in connection with the client’s open positions on the relevant exchange. We will then issue margin calls to the client for the payment of the margin due to us, and the client may default on such margin calls. In OTC derivatives transactions, we act as principal to the transaction. We may experience losses if adequate collateral cannot be collected from the relevant client through the life of the trade or if the client fails to pay any cash settlement amount due to us on termination or expiry of the transaction.

We also enter into agreements with certain clients and their financial institutions under which the relevant financial institution agrees to fund the client’s margin calls up to a pre-agreed limit. We may suffer losses to the extent that the financial institution defaults on its obligation to pay such amounts. We are also exposed to counterparty credit risk in respect of client cash deposits held with financial institutions, which may default due to insolvency, operational failure or for other reasons.

In our Agency and Execution business, we arrange trades between two clients and issue an invoice for commissions earned on the completed transaction. Although we are not a counterparty to such transactions, we are exposed to the risk that these clients may fail to pay our commissions.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Our credit risk management procedures are designed to help mitigate our credit risk but cannot eliminate the prospect of defaults, particularly those that may arise from events or circumstances that are difficult to detect or foresee. Market volatility may result in some of our clients facing liquidity issues due to increased margin calls, which may, in turn, lead to an increase in late or failed margin payments to us by clients. Historically, we have seen client defaults increase during periods of substantial market volatility. For example, market turmoil connected to the Russian invasion of Ukraine resulted in a number of late client payments due to increasing pressure on the global banking system. Similarly, following the surge of nickel prices of 270% on the LME over three trading days in early March 2022, we saw an increase in late margin payments to us by clients. In certain circumstances, we may enter into alternative arrangements with clients as collateral for the debt owed to us. For example, our clients TMT Metals AG and UIL (Singapore) Pte Ltd (which are connected companies and share the same ultimate beneficial owner) were unable to pay margin calls issued to them by us in relation to nickel prices in March 2022. To secure our position, we fully provided for the total amount owed to us in our accounts and agreed to accept share pledges as collateral for the debt so that we will be able to enforce this security if required to realize value.

These risks may also be exacerbated if our exposure is concentrated in a particular geography or type of client. For example, where we have a substantial number of clients in a particular country, region or industry, a sovereign debt or other crisis affecting such country or a natural disaster impacting such region or industry or any negative effects in such region or industry may negatively impact such clients. Given the increasing impacts of climate change, severe weather events, such as droughts, hurricanes and fires, may also lead to defaults across various agricultural producers in affected regions. If we experience a significant number of client defaults, particularly if we experience them contemporaneously, our business, financial condition, results of operations and prospects may be adversely affected.

We are subject to a variety of regulatory, reputational and financial risks as a result of our global operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage.

The success of our business depends on the sufficiency of our risk management program, including policies, training and other controls on anti-money laundering (“AML”), sanctions, counter-terrorist financing, anti-bribery, anti-corruption, financial risk, fraud and data security. The design and implementation of the policies, training, procedures and practices we use to identify, monitor, control and reduce risk have not always been effective, and we cannot guarantee that they will always be effective in the future. The risks we face in this respect include:

•

Regulatory Compliance: We are subject to regulatory requirements imposed by the U.K. Financial Conduct Authority (“FCA”), the French Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”), the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de resolution) (the “ACPR”), the U.S. Commodities Futures Trading Commission (the “CFTC”), the SEC, the U.S. Financial Industry Regulatory Authority (“FINRA”), the National Futures Association (the “NFA”), the Dubai Securities and Commodities Authority, the Dubai Financial Services Authority, the Australian Securities & Investments Commission, the Alberta Securities Commission, the Hong Kong Securities and Futures Commission, the Monetary Authority of Singapore, the Central Bank of Ireland, the Italian Companies and Exchange Commission (Commissione Nazionale per le Società e la Borsa), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and other regulatory bodies in the jurisdictions in which we trade. We have in the past failed to comply with regulatory requirements and been subject to

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regulatory inquiries or enforcement actions for regulatory non-compliance, and we may so fail to comply and be subject to such inquiries and actions in the future. Regulatory enforcement could result in materially adverse consequences such monetary penalties or partial or full censures on our ability to conduct regulated activities.

•

Anti-Corruption Compliance: We are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act, in the jurisdictions in which we operate. These anti-corruption laws generally prohibit corruptly offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. Violation of these or similar laws and regulations could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties. Such violations could also result in severe restrictions on our activities and damage to our reputation.

•

Anti-Money Laundering Compliance: We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and USA PATRIOT Act in the United States and the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United Kingdom. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm. For example, in 2020, a routine internal audit found certain aspects of our anti-money laundering systems and controls to be inadequate. We subsequently completed a self-remediation program that was subject to our board of directors’ and primary regulators’ review and implemented more rigorous on-boarding and screening processes.

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Sanctions and Export Controls Compliance: We are subject to trade restrictions, including economic sanctions and export controls, administered by the United States, including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), His Majesty’s Treasury, the European Union and other relevant authorities, and such restrictions may prohibit or restrict transactions in certain countries and with certain designated persons. Non-compliance with sanctions restrictions, or failure of related systems and controls to identify and prevent impermissible or unauthorized activity or transactions by persons subject to sanctions or other trade restrictions, could result in civil or criminal liability, including censures and financial penalties.

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Market Abuse and Manipulation: Third-party traders or our personnel may manipulate market prices by creating fictitious orders or mislead the market. We may fail to detect any such actions to manipulate prices or mislead the market.

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Fraudulent Transactions: We may suffer losses if our risk management policies, procedures and practices fail to prevent unauthorized activity or acts intended to defraud, misappropriate property or circumvent the law (for example, a third party impersonating a creditworthy client to trade on credit or deceptive third-party transactions made in violation of relevant anti-money laundering or sanctions standards).

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Incorrect Settlements: We may make or be subject to unauthorized transfers of funds. Our risk management policies, procedures and practices may fail to prevent the use of incorrect or fraudulent settlement instructions (for example, a phishing attack causing us to misdirect client funds to a third party).

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Inadequate Risk and Position Limits: We may fail to correctly apply risk controls to a client’s or an internal house account or open positions. If a client takes larger positions than are appropriate and defaults, for example, we may suffer significant losses.

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Change Management Risk: We may fail to implement key change initiatives with minimal disruption to business-as-usual activities. We may also fail to mitigate the risks to which we could be exposed because of such changes (for example, delay in embedding processes and controls in connection with expansions of our business).

•	Personnel Error: Our employees or agents may commit errors or fail to carry out their assigned roles properly (for example, “fat finger” incidents that lead to trades being executed incorrectly).

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Personnel Misconduct: Our employees or agents may engage in misconduct, including embezzlement of client funds, hiding unauthorized trading activities from us, using company funds towards client entertainment in an inappropriate or excessive manner or in breach of clients’ own compliance requirements, improper or unauthorized activities on behalf of clients, improper use of confidential information, the improper use of marketing materials or the inappropriate use of authority or influence by current or former personnel.

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Exchange and Clearing House Fines: As a member of multiple exchanges and clearing houses, we are subject to the rules and regulations of such exchange and clearing houses. We have in the past been subject to immaterial fines from exchanges or clearing houses as a result of our or our clients’ failure to comply with the exchange or clearing house rules, and we or our clients may fail to comply with such rules in the future. Exchange and clearing house fines could result in financial loss and reputational damage.

There is also a risk that our systems and infrastructure to support our risk management policies, procedures and practices may be insufficient, disrupted or compromised.

Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, and investigations themselves can be costly and disruptive to the business. Enforcement powers include the ability of the FCA or other regulators to require us to appoint a skilled person and the ability of the FCA or other regulators to appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business. Any such actions could also result in significant damage to our reputation, material financial losses, potential litigation and private claims for damages, or otherwise adversely affect our business, financial condition, results of operations and prospects.

Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability to conduct our operations and lead to a breach of regulations and contractual obligations.

We depend on the capacity and reliability of the computer and communications systems that support our operations, whether owned and operated internally or by third parties. We rely upon third-party providers for the majority of our computer and communication systems. We also rely on the integrity of the data held within and used by such systems. These systems include broking platforms to transact business and middle-office and back-office systems to record, monitor and settle transactions and allow for the storage and transmission of personal data regarding our clients, employees, business partners and other third parties, as well as proprietary and confidential business information or other critical data. As such, we may be an attractive target for data security attacks.

The performance of these computer and communications systems could deteriorate or fail. For example, an outage in September 2020 at one of our third-party data centers interrupted our access to

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internet services and our ability to access reporting capabilities for three hours. Our data center providers have also been subject to denial-of-service (“DoS”) attacks, and we have been the target of phishing attempts that have sought to mimic our websites to lure clients into transferring money to fraudulent accounts. We have not experienced a DoS attack impacting our ability to provide services since 2020 as we implemented several DoS protection measures for our external-facing systems.

There has been an increasing number of cyberattacks in recent years, and the number and complexity of these threats continue to increase over time. There is also a heightened threat of cyberattacks on our third-party suppliers and service providers. For example, in January 2023, ION, the third party on whom we rely as our back-office provider, was subject to a cyberattack, which suspended access to trade management and reporting systems, but no personal data was lost or exfiltrated. As a result, we had to adopt manual processes for several days, which resulted in a significant increase in workload for our operations team and increased operational risk due to potential human error in the processing or reporting of trades. ION implemented a number of measures to prevent future cyberattacks, including multi-factor authentication programs and crowd strike. The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, security breaches or other attacks. Such cyberattacks may misappropriate proprietary, confidential or personal information held by or on behalf of us, jeopardize the security of information stored in and transmitted by our systems or cause disruption to our operations, or otherwise cause our business to suffer financial losses or damages. In addition, we may need to expend significant resources to protect against data security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance, and any failure to prevent or mitigate security incidents could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new clients and a disruption to our business.

Future incidents could occur as a result of a loss of power, human error, a sudden spike in transaction volumes, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, client error or misuse, lack of proper maintenance or monitoring or other factors or events. Such incidents could cause many issues, including:

•	significant disruptions in service to our clients;

•	slower response times;

•	delays in trade execution;

•	failed settlement of trades; and

•	incomplete or inaccurate accounting, recording, processing or reporting of trades.

If the communications, computer systems or facilities upon which we rely fail, we may experience significant financial losses, litigation or arbitration claims filed by or on behalf of our clients, regulatory enforcement or other actions. The above risks are exacerbated as a result of us being a financial services provider that holds client funds and by the nature of our business, which involves recording, storing, manipulating and disseminating significant amounts of data.

Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are

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possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, in the United States, we are subject to laws in all states and numerous territories that require notification, as well as the SEC’s new cybersecurity reporting obligations and laws in the European Union and United Kingdom and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify clients or other counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any such breach, disruption or failure could also have a negative effect on our reputation and may adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us.

We offer bespoke, off-exchange hedging solutions in the form of customized OTC derivatives hedging through the Hedging Solutions division of our Hedging and Investment Solutions business, particularly in commodity products, to clients who cannot fulfil their specific hedging requirements with exchange-traded derivatives. After entering into a customized contract for a client, we may be unable to find a standardized contract that matches relevant parameters. As a result, we may be unable to fully hedge our exposure under the customized contract. There may also be mismatches or delays in the timing of cash flows due from or to counterparties in the OTC derivatives transactions or related hedging, trading, collateral or other transactions. We may not have adequate cash available to fund our current obligations, or our counterparty may fail to retain adequate cash to meet its obligations to us. In either case, we may suffer losses.

Generally, OTC derivatives transactions may only be modified or terminated by mutual consent of the parties to the transaction (other than in certain limited default and other specified situations, such as market disruption events) and subject to agreement on individually negotiated terms. Accordingly, it may not be possible to modify, terminate or offset obligations or exposure to the risks associated with a transaction prior to its scheduled termination date.

Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading derivatives or other financial products linked to cryptocurrencies. We may also be impacted by developing regulation of cryptocurrencies and related activities.

We offer a limited number of structured notes and OTC derivatives through our Hedging and Investment Solutions business. In addition, through our Clearing business, we offer a limited number of exchange-traded derivatives linked to cryptocurrencies, and we offer clients the ability to trade shares in Exchange Traded Funds (“ETFs”) linked to the performance of cryptocurrencies such as Bitcoin and Ethereum. We may also trade on our own account certain cryptocurrencies and financial products that are linked to cryptocurrencies primarily to hedge our exposure to our obligations under such offerings, but also on a limited scale in order to generate a favorable funding spread.

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The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. As a result, the prices of cryptocurrencies are highly volatile. Such prices have been in recent periods, and are likely to continue to be, subject to significant fluctuations. While we do not consider our exposure to cryptocurrency to be material to our business, if the value of the cryptocurrencies to which we and our clients are exposed declines, we could incur financial losses.

We may experience financial loss and reputational damage from our involvement in regulatory or legal proceedings related to cryptocurrency. For example, MCMI is involved in legal proceedings with BlockFi Inc. et al. (collectively, “BlockFi”) regarding assets that were held in an MCMI client account by Emergent Fidelity Technologies LTD (“Emergent”), which is an affiliate of former cryptocurrency exchange FTX Trading Ltd. (“FTX”). BlockFi alleges that the assets were the subject of a pledge agreement entered into between BlockFi and Emergent, and in November 2022 commenced proceedings against Emergent (in which MCMI, as custodian of the assets, was included) to enforce the terms of the pledge agreement. MCMI subsequently received a Warrant of Seizure from the U.S. Department of Justice (“DOJ”) in respect of the assets and complied with the same, transferring the assets to the DOJ in January 2023. BlockFi’s claim does not allege any wrongdoing or wrongful misconduct by MCMI; it only alleges that MCMI had been the custodian of the assets that are the subject of BlockFi’s purported claims.

MCMI has also been subjected to various requests from regulatory bodies and governmental authorities, including the DOJ, arising from the FTX bankruptcy in connection with the accounts of Alameda Research LLC, also an affiliate of FTX, and Emergent held with MCMI. While we do not believe these regulatory or legal proceedings will have a material impact on our business, particularly given that our financial loss in these proceedings is limited to the immaterial legal fees we have incurred, any such proceedings in the future could harm our reputation, business and financial condition.

The regulatory approach to cryptocurrencies and related activities is an area that is under constant review by financial services regulators in various jurisdictions. As such, we are subject to the continued risk of legislative and regulatory change in this area, which may affect our ability to offer the limited number of structured notes and OTC derivatives that we currently do through our Hedging and Investment Solutions business and the exchange-traded derivatives and ETFs that we currently do through our Clearing business. While we do not believe these legislative or regulatory changes will have a material impact on our business, particularly given the limited nature and size of our cryptocurrency activities, changes in rules might restrict these aspects of our business or may require us to obtain new permissions to continue with our activities.

We may not detect, deter or prevent misconduct, errors, failures or fraudulent activity by our clients, employees, agents or other third parties and, subsequently, we are subject to risks relating to potential securities law and regulatory liability.

We are exposed to potential losses due to fraud or misconduct by, or breaches of the terms we have in place with, our clients, counterparties, employees, agents and third parties and, subsequently, to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by the FCA, the SEC, the CFTC, state securities regulators and foreign regulatory agencies. For example, clients or people impersonating clients may engage in fraudulent activities, including the improper use of legitimate client accounts or providing fraudulent documentation in connection with transactions. Such events have occurred in the past and may occur in the future.

Certain of our businesses may be exposed to a higher risk of financial crime or fraud due to the regulated environment in which we operate, the type of relationships we maintain with our clients, the

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products and services offered and our significant reliance on technology as part of our trading platforms, including in relation to spot foreign exchange services in West African countries.

There is a heightened risk of fraud when trading in physical commodities due to the nature of the industry’s operations and its reliance on physical documentation in connection with the transport and storage of such commodities. There have been several well-publicized incidents of commodity trading frauds in recent years, including two instances in 2023 in which it was discovered that the cargoes acquired did not contain the metal products they purported to hold. As we and, more importantly, our clients are involved in this market, we are exposed to certain risks through our trading activities and could suffer financial loss in the event that commodities acquired by us or our clients are discovered to be different to those we and they believed we were purchasing.

Our employees and agents may engage in unauthorized trading activity, attempt to defraud us or violate our policies or legal or regulatory standards. There are also risks that our employees may improperly use or disclose confidential information and material non-public information provided by our clients that could subject us to regulatory and criminal investigations, disciplinary action, fines, or sanctions and we could suffer serious harm to our reputation, financial position, the trading price of our ordinary shares, current client relationships and ability to attract future clients. These risks may be enhanced by recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media. The use of off-channel electronic messaging applications by our employees to transmit confidential or sensitive data could subject us to investigations, regulatory fines and severely impact our reputation. For example, regulators, such as the staff of the SEC’s Division of Enforcement and Ofgem, the U.K. energy market regulator, have, as part of a widely publicized industry sweep, conducted investigations of several financial institutions’ records preservation requirements relating to business communications sent over off-channel electronic messaging platforms, some of which have resulted in substantial monetary penalties. Any such activities may be difficult to prevent or detect, and our internal policies and procedures may be inadequate or ineffective. As a result, we may suffer losses that we may not be able to recover, as well as being subject to regulatory enforcement proceedings and penalties, such as fines. There have also been several highly publicized cases involving fraud or other misconduct by employees and agents of financial services firms in recent years, and various investigations have been conducted by the FCA in the United Kingdom, the CFTC, the SEC and FINRA in the United States and other regulators around the world. In addition, although we have established policies and procedures designed to train, prevent and detect misconduct, errors and fraud, we may not be able to completely detect, prevent or deter such conduct and may be at risk of suffering losses.

Our reputation may also be damaged by any involvement, or the involvement of any of our employees, former employees or agents, in any regulatory investigation and by any allegations or findings by relevant regulators or courts, even where the associated fine or penalty is not material.

Further, we outsource certain aspects of our business to third-party service providers in accordance with applicable rules and regulations. If the capabilities of these service providers fail or if other issues impact these third-party services, our business, financial condition, results of operations and prospects could be adversely impacted, and we may become subject to regulatory fines or legal action as a result of such events.

Any such misconduct, errors, failures or fraudulent activity or any impact thereof, may adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks relating to litigation and may suffer losses and incur costs as a result.

From time to time, we are and may become involved in legal proceedings, government and agency investigations and employment or any other employee related disputes, tort, product liability or

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safety claims and other litigation, including legal proceedings involving our clients and suppliers. We may take legal action to enforce our contractual, intellectual property and other rights where we believe those rights have been violated and that legal action is an appropriate remedy. We may be subject to disputes with our clients, particularly in the context of client defaults and in connection with our brokerage activities. We may also incur significant costs in defending any claims or in making payments to resolve any disputes.

If a client defaults, we may be unable to recover the funds owed to us by such client due to their insolvency or for other reasons. Because we operate internationally, we may also be subject to client disagreements on the application of contracts that are governed by English law or U.S. state law. Clients outside the United Kingdom or the United States may claim that English or U.S. state law governed contracts (such as our standard form client agreements) are inapplicable in their respective countries, and any subsequent application of local law may be less favorable to us in our claim against the client.

A third party may also initiate legal action against us or one of our acquired companies in relation to such company’s activities prior to their acquisition by us, which we then must defend or settle. For example, MCMI is involved in legal proceedings initiated by BlockFi entities regarding disputed assets formerly held by MCMI’s client, Alameda, an affiliate of former cryptocurrency exchange FTX, and Emergent, an affiliate of Alameda. As a result of such proceedings, we have incurred costs, faced reputational damage and defending such proceedings has required our management’s attention and time. While we do not believe these proceedings will have a material impact on our business, any legal proceedings in the future could harm our reputation, business and financial condition.

We may also be subject to claims of economic or reputational significance, whether by a third party or an employee (current or former) or agent. Such claims could involve, among other things:

•	acts inconsistent with employment law or health and safety laws;

•	contractual agreements;

•	infringements of intellectual property rights; or

•	personal injury, diversity or discrimination claims.

We are also subject to the risk of litigation and claims that may be without merit. At present and from time to time, we, our past and present officers, directors and employees are and may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and may be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless.

We cannot predict with certainty the outcomes of these legal proceedings. The outcome of some of these legal proceedings could require us to take, or refrain from taking, actions that could negatively affect our business or could require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. There can also be no assurance that we are adequately insured to protect against all claims and potential liabilities.

The defense of our contractual rights may be protracted, involve the expenditure of significant financial and managerial resources and may ultimately not be successful, which could result in a negative perception of us and cause the market price of our ordinary shares to decline, any of which may adversely affect our business, financial condition, results of operations and prospects.

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If we lose access to exchanges in the jurisdictions where we operate, our ability to undertake some or all of our execution and clearing services would be affected.

We have membership to 58 exchanges (including the LME, CME, DGCX, SGX, Euronext, ICE Futures and Eurex) and maintain an ongoing dialogue with regulatory personnel of each such exchange. Our memberships with regulated exchanges allows us to generate revenue through commissions earned on executing and clearing trades. In order to maintain these memberships, we are required to comply with the rules of the relevant exchanges. We have in the past been, and may in the future be, subject to inquiries or actions by exchanges for non-compliance with applicable rules. If we fail to comply with such rules or default on our membership obligations (for example, by failing to pay required margin), we may be exposed to potential action from such exchanges including warnings, monetary penalties, suspension or cancellation of membership. If we lose some or all of our memberships, or if any of the relevant exchanges cease their operations, we would lose access to these revenue streams.

If any exchange implements structural changes, such as adverse fee structures or higher margin requirements, our business could be negatively impacted. If the exchanges relax membership requirements, our clients may decide to become members, and the demand for our services may decline as a result. We are, through our subsidiary, Marex Financial, a Category 1 member and Ring Dealer on the LME, which historically has had only a small number of members. If the LME were to revoke Marex Financial’s membership, adopt an adverse fee structure or extend membership opportunities to a wider group, or if the LME were to cease operating, Marex Financial’s financial performance would be adversely impacted, which would, in turn, adversely affect our business, financial condition, results of operations and prospects.

We require access to clearing and settlement services and other market infrastructure arrangements, and without access to such arrangements, our ability to undertake some or all of our activities would be adversely affected.

We use various Clearing Houses and settlement systems, such as T2 and Clearstream, across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements, post-Brexit regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities.

If exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, or they take certain actions in response to, for example, market volatility, we and our clients may experience financial losses and margin calls. For example, due to significant volatility in nickel trading, Marex Financial and its clients were required to meet intraday exchange and margin calls on short or immediate notice in March 2022. In some cases, such nickel transactions were canceled, which caused those clients to suffer material financial losses and liquidity issues, which resulted in delayed payments by certain clients of our margin calls.

As a member of various Clearing Houses, we must make default fund contributions to the Clearing Houses. If another member defaults on their payment obligations to the Clearing Houses, we may lose a percentage of the default fund contributions that we have been required to make as a member of the Clearing Houses. We may suffer financial losses if clients default on their payment obligations to the Clearing Houses or if exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, which may adversely affect our business, financial condition, results of operations and prospects.

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Our success depends on the continued contributions of our key personnel, including our brokers, and our ability to recruit, train, motivate and retain them.

Our success depends on the expertise and continued services of certain key personnel, including:

•	personnel involved in the management and development of our business;

•	front-office staff directly generating revenue, such as brokers; and

•	back-office staff involved in management of our Control and Support function.

Our ability to recruit, train, motivate and retain qualified and highly effective personnel in all areas of our business and ensure that our employment contract terms are appropriate is an important driver of our future success. We must also retain and motivate employees as part of acquisitions we undertake, as the retention of employees of acquired businesses may be crucial to our ability to integrate such acquisitions into our business or to maintain the success of the businesses we acquired.

We compete with other brokers and banks for front-office staff. This competition is intense and may further intensify in the future. Our competitors have in the past and may try again in the future to poach large numbers of brokers who have key counterparty relationships and relevant market knowledge and play an important role in our acquisition and retention of business from clients. Salary and bonus levels for front-office staff are generally based on activity levels generated by the individual broker’s team and are sensitive to market compensation levels paid by competitors. Such competition, particularly for brokers, may significantly increase our front-office staff costs. If we lose front-office staff to competitors, we may experience losses of capability, client relationships and expertise.

When hiring front-office staff, we will generally agree salary and bonus levels based on an employee’s representations of their activity levels, which may include certain performance-based targets. If an employee is unable to achieve these performance-based targets, we may become subject to a dispute over the payments of the compensation linked to such targets. This may result in front-office staff resigning, and we may experience losses in client relationships and employee knowledge, capability and expertise. Further, as a result of any such disputes, we may also become involved in litigation with such employees. For example, we are currently involved in two disputes with former employees in the United States over compensation payments that the employees claim are due to them in connection with their employment, and we may incur legal costs and require management time in the course of defending our position. In addition, where we hire teams of front-office staff from our competitors, there is a risk that we may become involved in litigation with these competitors, which may incur legal costs and require management time.

If we fail to attract and retain highly skilled brokers and other employees, incur increased costs associated with attracting and retaining personnel or fail to assess training needs adequately or deliver appropriate training, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

The markets in which we operate are highly competitive, and competition could intensify. If we are unable to continue to compete effectively, our business may be materially adversely affected.

We have numerous current and potential competitors, both in the United Kingdom and internationally, including other brokers and banks. Some of our current and potential competitors may have larger client bases, more established name recognition and greater financial, marketing, technology and personnel resources than we do. Some of our competitors and potential competitors may offer services that are disruptive to current market structures and assumptions. Such factors may enable them to, among other things:

•	develop services similar to ours or new services that our clients prefer;

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•	provide access to trading in products or a range of products that we do not offer;

•	provide better execution services and lower transaction costs;

•	provide new services more quickly and efficiently;

•	offer better, faster and more reliable technology;

•	take greater advantage of new or existing acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their services;

•	migrate products more quickly or effectively to electronic platforms, which could move trading activity from us;

•	better leverage their relationships with their clients, including new classes of client; and/or

•	offer better contractual terms to their clients, including lower commission rates.

Our competitors may develop new electronic trade execution or market information products that gain wide acceptance in the market, the development of which, or shifts in market practice as a result of which, could give relevant competitors a “first mover” advantage that may be difficult for us to overcome. Any shift away from voice trading to electronic trading, for example, may expose us to substantial losses, as we may be left with contractual obligations to maintain staff and brokers suited to and trained for voice trading rather than electronic trading.

New or existing competitors could gain access to markets or services where we currently enjoy a competitive advantage. These could include banks and other financial institutions with which we have competed historically, should they choose to re-enter the commodity industry. Competitors may have a greater ability to offer new services or existing services to more diverse clients. Such factors may erode our market share or our current competitive advantages.

Even if new or existing competitors do not significantly erode our market share or competitive positioning, they may offer their services at lower prices. If we are required to reduce our commissions to remain competitive, our profitability may be adversely affected. Competitors may offer their services at a loss to attract new business, which could cause us to dramatically lower our commissions or risk losing clients.

To remain competitive, we must continue to invest in the development of our business to respond to changing trends and remain competitive with our research, technology and data offerings. If we fail to do so successfully, we may be adversely impacted.

To remain competitive in the dynamic markets in which we operate, we must invest in the development of our business to respond to changes in client demands. We may need to be responsive to changing trends, particularly regarding energy products. We will also need to be competitive in the development of our research, technology and data offerings. The artificial intelligence tools we rely on, such as the Neon trading platform, can quickly become eclipsed by newer technological offerings such as novel electronic trade execution or market information products.

Our business development activity may include:

•	hiring brokers;

•	opening offices in new countries;

•	expanding existing offices and infrastructure;

•	providing broking and other services in new product markets (such as renewables);

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•	serving different types of clients;

•	developing and/or acquiring new technology; and

•	undertaking activities through different business models.

Such activity may be achieved by investing in existing businesses and may result in changes to our risk profile. Failure to expand the business effectively, to manage changes in our risk profile appropriately or to realize the benefits of investments in some markets may adversely affect our business or prevent us from achieving the anticipated benefits.

Further, any consolidation among our clients may also cause us to depend on a smaller number of clients, which could result in additional pricing pressure and/or require us to implement changes in order to service these clients. If our business depends on maintaining good relationships with a small number of clients, any adverse change in those relationships could adversely affect our business, financial condition, results of operations and prospects.

Climate change and a transition to a lower carbon economy may disrupt supply chains and lead to decreases in consumer demand and the size of the market for certain of our energy products.

Climate change could cause severe weather events, including significant rainfall, flooding, increased frequency or intensity of wildfires, prolonged drought, rising sea levels and rising heat index, which could disrupt our and our clients’ supply chains and otherwise adversely affect the businesses of our clients and, in turn, their ability to meet their financial obligations to us. For example, extreme weather caused by climate change could impact the growing seasons, water availability and crop productivity of the agriculture industry and, as a result, adversely affect the financial condition and prospects of our agriculture clients.

Laws, regulations, policies, social attitudes, client preferences, market responses and technological developments and innovations relating to climate change and the transition to a lower carbon economy could also adversely affect our business, financial condition, results of operations and prospects.

If regulatory incentives alter fuel or power choices, there may be a decrease in the size of the markets for certain energy products where we historically had significant market shares (such as fuel oil). We may fail to capture market share as interest increases in new energy products (such as renewables) or adequately price future assumptions for these new commodities. Depending on the nature and speed of any such changes, we may be unable to successfully compete in or transition away from oil and gas to renewable commodity markets or from crude oil and residual fuel to middle distillates or higher distillates, such as liquid natural gas. Failure to make such a transition may result in decreased revenue, which could adversely affect our business, financial condition, results of operations and prospects.

We will need to replace, upgrade and expand our computer and communications systems in response to technological or market developments, and the failure to do so could adversely affect the performance and reliability of such systems and networks, and as a result, our ability to conduct business.

Any failure to adequately maintain and develop our computer and communications systems and networks could adversely affect the performance and reliability of such systems and networks, which in turn could harm our business.

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The markets in which we compete are characterized by rapidly changing technology, evolving client demand and uses of our products and services and the emergence of new industry standards and practices. Changes in any of these factors could render our existing technology and systems obsolete or undermine the attractiveness of new products and services that we develop. Our future success will depend in part on our ability to anticipate and adapt to technological advances, evolving client demands and changing standards in a timely, cost-efficient and competitive manner and to upgrade and expand our systems and client offerings accordingly.

Any further upgrades or expansions in technology and the use of such technology may require significant expenditures. Updates to our systems may result in program errors, which could negatively impact our business and our clients. We may fail to update and expand our systems adequately, and any upgrade or expansion attempts may not be successful or accepted by the marketplace or our clients. If we fail to update and expand our systems and technology adequately, or to adapt our systems and technology to meet evolving client demands (particularly in more conservative markets such as the United States) or emerging industry standards, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.

Our employees operate from premises that provide the necessary facilities and systems to enable them to carry out their roles. Our disaster recovery sites, work-from-home policies and capabilities and business continuity plans may not cover all activities within our business. If our business continuity plans do not operate effectively, or if our work-from-home capabilities fail, our business may be adversely affected. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Acquisitions may expose us to regulatory or legal proceedings, which could adversely impact our reputation and result in financial losses.

When acquiring a business, we may enter into an agreement with the seller to acquire either the entire share capital of the target company or all or certain assets of the target company. If we identify a specific matter during the due diligence process that could expose us to litigation or other material risks, we may structure the transaction so that instead of acquiring the target company from the seller, we acquire substantially all the assets of such company but exclude specific liabilities from the transaction. In such case, the company and the excluded liabilities would remain with the seller.

Despite these arrangements, we may nevertheless become involved in legal proceedings after an acquisition is completed. For example, a third party may initiate a claim against us, instead of the seller, in connection with liabilities that were specifically excluded from the scope of the acquisition, which may cause us to suffer reputational damage. If we are required to pay any fees, including legal fees, as a result, we may need to seek compensation from the seller, which may be difficult to obtain. In addition, we may become involved in regulatory proceedings in connection with pre-acquisition events. For example, MCMI has been subject to various requests from regulatory bodies and governmental authorities in connection with the FTX bankruptcy and the accounts held with MCMI by FTX’s affiliates, Alameda and Emergent.

Even where we are not directly involved in regulatory or legal proceedings, our reputation and/or the reputation of our acquired companies may be adversely affected by pre-acquisition events. For example, in June 2023, the FCA in the United Kingdom fined ED&F Man Capital Markets Limited (the U.K. subsidiary of ED&F Man Capital Markets, which we did not acquire) £17.2 million for failing to

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ensure that certain dividend arbitrage trading activities that its clients carried out between February 2012 and March 2015 were legitimate. Liability for these activities remained with the ED&F group, as we had identified these as a risk during our due diligence process and intentionally structured our acquisition of ED&F Man Capital Markets in the United Kingdom as an asset sale to exclude any such losses or liabilities. However, our association with ED&F Man Capital Markets Limited and the press coverage of the fine caused us to contact certain press agencies to correct certain facts from the way they were initially reported. We have also been incorrectly served with legal proceedings in connection with the same activities.

Regulatory or legal proceedings arising from an acquisition could also divert our management team and resources away from core business activities and the execution of our business strategy. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.

Since 2019, we have made numerous acquisitions of varying sizes in the United Kingdom, United States, APAC region and Europe, including CSC, RCG, X-Change Financial Access LLC (“XFA”), ED&F Man Capital Markets, the brokerage business of OTCex/HPC and Cowen’s legacy prime brokerage and outsourced trading business. A significant portion of our historical growth has been achieved through strategic acquisitions. We believe acquisitions will continue to form a central pillar of our growth strategy going forward.

Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

•	the availability of suitable acquisition opportunities;

•	obtaining any required financing on suitable terms;

•	the level of competition from other companies, which may have greater financial resources;

•	our ability to value potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities; and

•	our ability to obtain approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays.

Acquisitions may also divert significant management time and attention from the ongoing development and operation of our business. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from core business activities and result in significant out-of-pocket costs.

Even if we are able to acquire other businesses, we may encounter challenges when integrating acquisitions into our business, including challenges that we cannot anticipate or foresee at the time of acquisition. If we fail to retain the existing clients of the acquired companies or to retain and assimilate such companies’ key personnel, the expected revenue and cost synergies associated with such acquisitions may not be realized in full or at all. The process of integrating any acquisitions may also take longer than expected. If we encounter any unforeseen legal, regulatory, contractual, employment or other issues or significant unexpected liabilities or contingencies, the integration process may be further delayed.

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Other challenges may arise during the integration process. We may fail to effectively integrate the acquired business into our financial reporting, information technology and/or risk management frameworks. As our business continues to grow, we will be required to further develop and enhance our managerial, operational and other resources and to embed effective internal controls and governance procedures at a rate that is commensurate to the growth of our business. If we fail to effectively manage the integration process, we may be subject to additional regulatory scrutiny and the potential for regulatory sanctions, increased compliance and other costs and damage to our reputation. After the integration process is complete, we may fail to realize the expected benefits of our acquisitions. Since a significant portion of our historical growth, including our recent growth, has been achieved through acquisitions, any failure to successfully manage these risks may adversely affect our business, financial condition, results of operations and prospects.

Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.

When conducting due diligence and assessing an acquisition target prior to completion, our management team and our legal and financial advisers rely on the resources available to them, including information and data regarding an acquisition target that the seller will have provided directly. Our management team and advisers may not be able to confirm the completeness, genuineness or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the seller and any parties that act on the seller’s behalf. The due diligence process may also be expedited where we are seeking to take advantage of short-lived acquisition opportunities. As a result, the available information at the time of an acquisition decision may be limited, inaccurate and/or incomplete, and our management team and advisers may not have sufficient time to fully evaluate such information even if it is available.

The due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating an acquisition opportunity. For example, we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances when we are determining the value of an acquisition target. We will also make subjective judgments about the results of operations, financial condition and prospects of an acquisition target. If the due diligence process fails to correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the seller. We may also have to litigate to recover losses, which may be costly and divert management attention, and we may suffer reputational damage as a result.

The value of an acquisition target may also be affected by fraud, misrepresentation or omission by the seller, its advisers or other parties. Such fraud, misrepresentation or omission may artificially inflate our valuation of the acquisition target, causing us to overpay, or increase the risk that the acquired company is subject to unforeseen litigation or regulatory action after completion. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could harm our business.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Our risk management policies and procedures rely on a combination of technology and human controls and supervision that are subject to error and failure. Some of our methods for

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managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, our risk management policies and procedures may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures.

To the extent that we elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, we will be exposed to the risk of greater losses. For example, we currently use two methods for measuring VaR across our businesses, as part of the business that we acquired from ED&F Man Capital Markets used a different VaR model. Because we do not use one consistent measure of VaR, there is a risk that we might be exposed to unidentified or unanticipated risks, such as the risk that the aggregate impact of a market event may be incorrectly assessed and/or that a concentration risk to an underlying product may be inaccurately measured. As a result, we recognize the limitations by augmenting our VaR metrics under different methodologies and measures of risk, and we apply a wide range of stress testing, both on individual portfolios and on our consolidated positions. We continue to develop our VaR framework and risk sensitivities to help us ensure a more consistent method of risk management for all desks.

Even if our risk management procedures are effective in mitigating known risks, new unanticipated risks may arise, and we may not be protected against significant financial loss stemming from these unanticipated risks. These new risks may emerge if, among other reasons, regulators adopt new interpretations of existing laws, new laws are adopted or third parties initiate litigation against us based on new, novel or unanticipated legal theories. Our risk management policies and procedures may not prevent us from experiencing a material adverse effect on our financial condition and results of operations and cash flows.

Risks Relating to Our Financial Position

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. In the application of our accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

These judgments, estimates and assumptions are based on historical experience and other factors that are considered relevant. Judgments, estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the accounting period in which an estimate is revised. Actual results may differ from these estimates, and revisions to estimates can result in significant changes to the carrying value of assets and liabilities.

Because of the uncertainty surrounding management’s judgments and related estimates, we may make changes in accounting judgments or estimates that have a significant effect on the reported value of our assets and liabilities and our reported results of operations and financial position.

We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

We require substantial financial liquidity to facilitate our operations. Our business involves the establishment and carrying of substantial open positions for our clients on exchanges and in the OTC

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derivatives markets. We must post and maintain margin or credit support for these positions. Significant adverse price movements can occur that require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our clients.

We may depend on our debt financing arrangements to fund margin calls and other operating activities. Any limitations on these sources of liquidity may limit our future growth potential. Our failure to fund margin calls and other operating activities, or a general lack of sufficient liquidity, may prohibit us from developing, enhancing and growing our business, taking advantage of future opportunities and responding to competitive pressure, any of which may adversely affect our business, financial condition, results of operations and prospects. We also rely on our structured notes programs as an important source of liquidity. If our Hedging and Investment Solutions business is unable to sell structured notes to investors, either because of a credit downgrade or for any other reason, this may limit our future growth, and we may need to raise additional funds externally, either in the form of debt or equity.

Changes to our credit ratings may impact our access to liquidity and future growth potential.

We have a Euro Medium Term Note Program (“EMTN Program”) and have issued a Fixed Rate Reset Perpetual Subordinated Contingent Convertible Notes Program (“AT1 Securities”). In addition, we have a Public Offer Program, a Structured Notes Program and a Tier 2 Capital Structured Notes Program (the “Tier 2 Program”) within Marex Financial, our subsidiary, as issuer or co-issuer, which offer investors returns that are linked to the performance of a variety of asset classes. A downgrade of our or Marex Financial’s credit rating could have a material adverse effect on our ability to issue and sell the securities under the EMTN Program, Public Offer Program, Structured Notes Program or the Tier 2 Program or issue additional AT1 Securities, as, in either case, the securities would be less attractive to potential investors. Our clients’ confidence in our business may also be affected by any credit rating downgrade. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs.”

If we experience a credit rating downgrade, we may be unable to renew the revolving credit facility we have with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and Industrial and Commercial Bank of China Limited, London Branch (the “Marex Revolving Credit Facility”), the revolving credit facility MCMI has with BMO Harris Bank N.A. (now BMO Bank N.A.) and a syndicate of lenders (the “MCMI Revolving Credit Facility”) or the uncommitted securities financing facility with BMO Harris Bank N.A. (now BMO Bank N.A.) (the “MCMI Credit Facility” and, together with the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, the “Credit Facilities”) at the end of each of the respective terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources –Credit Facilities.” In such event, it may not be possible to replace our Credit Facilities with another instrument on commercially favorable terms or at all. If any of our Credit Facilities are unavailable, we may need to raise additional funds externally, either in the form of debt or equity.

Failure to maintain sufficient liquidity because of a credit downgrade may limit our future growth potential. Moreover, because we enter into certain OTC derivative transactions as principal and issue structured notes to investors, a lower credit rating would make our Hedging and Investment Solutions business less attractive to current and prospective clients. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Investor claims, litigation or regulatory scrutiny may limit our ability to use the Structured Notes Program, the Public Offer Program and the EMTN Program as sources of liquidity or result in losses or reputational damage.

The Structured Notes Program, the Public Offer Program and the EMTN Program are important sources of liquidity for our business. The value and quoted price of the structured notes issued under

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the Structured Notes Program and the Public Offer Program and notes issued under the EMTN Program at any time will reflect many factors and cannot be predicted. The following factors, among others, many of which are beyond our control, may influence the market value of the notes:

•	interest rates and yield rates in credit markets;

•	the time remaining until the notes mature;

•	our creditworthiness, whether actual or perceived, including any actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures; and

•	in the case of the structured notes:

•	the volatility of the levels of the underlying assets;

•	whether the notes are linked to a single underlying asset or a basket of underlying assets;

•	the level, price, value or other measure of the underlying asset(s) to which the notes are linked; and

•

economic, financial, regulatory, geographic, judicial, political and other developments that affect the level, value or price of the underlying asset(s), and any actual or anticipated changes in those factors.

Changes in the above factors may adversely affect the value of the notes, including the price an investor may receive for the notes in a secondary market transaction. A decrease in the price an investor may receive for the notes may expose us to investor lawsuits and claims regarding potential mis-selling or accusations of misrepresentations regarding the notes. Such claims, and the associated reputational damage, may impact our ability to market, and investor demand for, the Structured Notes Program, the Public Offer Program and the EMTN Program. Our failure to market the Structured Notes Program, the Public Offer Program or the EMTN Program, or a lack of investor demand for the notes issued under either program, may decrease our net liquidity reserves. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs.”

We use third-party distributors to distribute structured notes to investors. If the distributors breach their contractual obligations to us to appropriately distribute the structured notes to the target market that we have identified, or misrepresent the financial performance of the notes, we may be subject to mis-selling claims from investors in the structured notes. A distributor may otherwise breach its contractual obligations to us. For example, in 2020, one of our distributors failed to fulfill investor orders it had communicated to us and for which we had already entered into hedging transactions. As a result, we experienced losses of $1.9 million when the hedging transactions had to be unwound.

Any of the above factors may impair our development and use of the Structured Notes Program, the Public Offer Program or the EMTN Program and adversely affect our business, financial condition, results of operations and prospects.

A significant decrease in investor demand for the AT1 Securities could adversely impact our ability to issue further AT1 Securities to satisfy our capital requirements.

Recently, there has been uncertainty as to the regulatory treatment of contingent convertible securities, like our Fixed Rate Reset Perpetual Subordinated Contingent Convertible Notes (“AT1 Securities”), in times of financial turmoil. For example, as part of the sale of Credit Suisse Group AG (“Credit Suisse”) to UBS Group AG (“UBS”) announced in March 2023, the Swiss Financial Market Supervisory Authority (“FINMA”) issued a decree ordering the write-down of outstanding Credit Suisse Additional Tier 1 instruments (the “AT1 Instruments”), comprising an aggregate nominal value of

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approximately CHF 16 billion ($17.3 billion). The write-down, which was implemented pursuant to the contractual terms of the AT1 Instruments, was enforced notwithstanding the ability of the holders of Credit Suisse ordinary shares to receive consideration in connection with the sale to UBS.

In times of financial stress, there is no guarantee that common equity will remain the first to absorb losses in case of resolution or insolvency, including under governing laws other than Swiss law, and that only after their full use would Additional Tier 1 instruments be converted into equity or written down. If our AT1 Securities are converted into ordinary shares, the number of our ordinary shares issued and outstanding would increase, and our existing shareholders would experience dilution. Further write-downs of Additional Tier 1 instruments in response to unexpected circumstances could adversely impact investor demand for Additional Tier 1 instruments going forward, including demand for our issuance of the AT1 Securities. If investor demand for the AT1 Securities declines, we may need to rely on other instruments to satisfy our capital requirements, and failure to meet our capital requirements could lead to materially adverse regulatory enforcement proceedings or a downgrade in our credit ratings from S&P and Fitch. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

The agreements governing our Credit Facilities and other debt contain financial covenants that impose restrictions on our business.

The agreements governing our Credit Facilities, Structured Notes Program, Public Offer Program, EMTN Program and other debt impose significant operating and financial restrictions and limit our ability and that of our restricted subsidiaries to incur and guarantee additional indebtedness or make other distributions in respect of, or repurchase or redeem, capital stock and prepay, redeem or repurchase certain debt, among other restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Our failure to comply with these restrictive covenants, as well as others contained in any future debt instruments we may enter into from time to time, could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations and require us to repay these borrowings before their maturity. Our inability to generate sufficient cash flow to satisfy our debt obligations, to obtain additional debt or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulation

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services, either generally or to certain categories of clients, or obliged to change the scope or nature of our operations.

We operate in a highly regulated environment. Our business includes multiple entities that are regulated by financial services regulators in different jurisdictions, including but not limited to:

•	the FCA in the United Kingdom;

•	the AMF and the ACPR in France;

•	the Securities & Investments Commission in Australia;

•	the Alberta Securities Commission in Canada;

•	the Central Bank of Ireland;

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•	the Companies and Exchange Commission (Commissione Nazionale per le Società e la Borsa) in Italy;

•	the Securities Market Commission (Comissão do Mercado de Valores Mobiliários) in Portugal;

•	the National Securities Market Commission (Comisión Nacional del Mercado de Valores) in Spain;

•	the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in Germany;

•	the Securities and Commodities Authority and the Financial Services Authority in Dubai;

•	the Securities and Futures Commission in Hong Kong;

•	the Monetary Authority of Singapore; and

•	the CFTC, the SEC, FINRA, and the NFA in the United States.

Our failure to comply with applicable regulatory requirements, including with respect to anti-financial crime regulations (including those pertaining to sanctions, AML, anti-corruption, tax evasion and fraud), regulatory capital requirements, conduct of business, governance, reporting obligations and oversight of our internal control environment, could subject us to regulatory enforcement or other actions.

As we grow and diversify our business by expanding into new jurisdictions, services and products, we will be required to operate within new regulatory frameworks. Such new frameworks can be complex, and even where we have consulted local specialists, there is a risk that we may fail to understand or fully implement certain regulatory requirements. This, in turn, may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.

Equally, the regulatory landscape is constantly evolving in the markets in which we operate (including where we are not currently regulated), with rules and guidance changing frequently, typically increasing our regulatory and compliance obligations and ongoing responsibilities to the markets and our clients. Failure to keep up to date on these developments and implement them correctly and in a timely way may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.

Regulatory compliance requires a significant commitment of resources. Our ability to comply with applicable law and regulation largely depends on our establishment and maintenance of compliance, risk, control and reporting systems, as well as our ability to attract and retain qualified compliance, risk and other control function personnel. These requirements may require us to make future changes to our management and support, control and oversight structure that could significantly increase our costs. We make numerous reports to regulators about relevant trading activities, both on our own behalf and on behalf of certain of our clients. If we fail to make such reports, or make any errors or discrepancies in such reporting, we could be subject to enforcement or other regulatory actions.

This could similarly expose us to litigation, regulatory inquiries, enforcement or other action, as well as reputational damage. Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, including the ability to require the appointment of a skilled person, appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business.

We have failed in the past, and may fail in the future, to comply with certain regulatory requirements and have been subject to fines and other orders by U.S. and other regulators and self-

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regulatory organizations (“SROs”) (including, but not limited to, the CFTC and the Chicago Mercantile Exchange) in connection with certain of our activities. We have also, from time to time, been subject to immaterial fines by U.S. and global regulators and SROs in connection with routine exchange supervisory oversight. Our failure to address these or any future supervisory action, investigations or enforcement actions could adversely affect our reputation, result in losses of clients and employees, reduce our ability to compete effectively, result in financial losses or result in potential litigation, regulatory actions or penalties (including the imposition of limits on, or withdrawals of, regulatory authorizations). Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Companies in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. In addition, following recent news, congressional, regulatory and news media attention to U.S. equities market structure and the regulatory and enforcement environment more generally, has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. The relationships between broker-dealers and market making firms, short selling and “high frequency” and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to continue.

We and our businesses are subject to regulation by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.

Certain Marex entities are subject to significant governmental regulation in the United States and are required to comply with requirements imposed by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) amended the Commodity Exchange Act, as amended (“CEA”) to provide for federal regulation of the OTC derivatives market and entities, such as us, that may participate in those markets. The CFTC is responsible for enforcing the CEA and has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. Designated by the CFTC as a registered futures association, the NFA is the industrywide, SRO for the U.S. derivatives industry. The NFA has the authority to implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members. To that end, the Marex entities subject to regulation by the CFTC, the NFA or other SROs must comply with the requirements set out by the CEA, NFA or other applicable law including, as applicable, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for customer funds, maintenance of record keeping measures and, in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes. The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA is an SRO authorized by the SEC to oversee and regulate member firms and their registered representatives. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its member firms. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior subject to oversight and approval by the SEC, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Regulators including but not limited to the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations continue to review and refine their rulemakings through additional

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interpretive guidance, staff no-action relief and supplemental rulemakings. As a result, any new regulations, or modifications to or interpretations of existing regulations, could significantly increase the cost of derivatives and securities transactions, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks encountered, reduce our ability to close out or restructure our existing derivatives contracts, reduce our ability to facilitate securities transactions and increase our exposure to counterparties. If we are limited in our use of derivatives in the future as a result of amendments to regulations promulgated under the Dodd-Frank Act, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect the ability to plan for and fund capital expenditures.

Our current regulatory authorizations could be withdrawn or limited, or we may be unable to obtain the necessary authorizations to expand our business into new jurisdictions.

The loss of, or the imposition of material limitations or conditions on, any of our authorizations, permissions or licenses to carry on regulated business could materially impact our operating model.

The loss of any FCA, CFTC, NFA, SEC, FINRA or other authorizations, permissions, licenses or registrations would limit our operations in the United Kingdom, the United States and other relevant jurisdictions. Because the United Kingdom and the United States contributed a significant proportion of our operating profit for the years ended December 31, 2022 and 2021, limitations on our operations in either of those jurisdictions would have a material adverse effect on our business. We also operate an Organized Trading Facility (“OTF”) as defined in MiFID II (including as implemented and on-shored (as relevant) in the United Kingdom and as amended from time to time) in three entities: Marex Spectron Europe Limited (“MSEL”) in Ireland, Marex SA in France and HPC Investment Services Limited in the United Kingdom. The loss of permission to operate these OTFs could impact clients of our Agency and Execution business who require their trades to be executed on an OTF. This could cause certain of our clients to move their business to a competing OTF operator.

If we fail to comply with applicable law and regulation, we may lose our existing authorizations, permissions, licenses or registrations, and we may be unable to obtain such new approvals in those jurisdictions or elsewhere as needed to continue to provide our business. Other factors, such as a transfer of oversight to a new regulator or a change in regulatory or government policy, could also affect these matters. Our failure to maintain or obtain regulatory authorizations, permissions, licenses or registrations in new jurisdictions could prevent us from maintaining or expanding our business.

Any of these risks could adversely affect our business, financial condition, results of operations and prospects.

Changes in law and regulation could have direct and indirect adverse impacts on our business, activities, clients, market dynamics and structure.

We are subject to the continued risk of legislative and regulatory change, which may further affect our business. We operate in highly regulated environments and are regulated by financial regulators in a number of different jurisdictions, including but not limited to the FCA in the United Kingdom and the CFTC, the NFA and the SEC in the United States. Financial regulators may propose or adopt new rules, or new interpretations of existing rules, and certain market participants, SROs, government officials and regulators have requested that governmental and regulatory authorities, including U.S. Congress, the SEC and the CFTC, propose and adopt additional laws and rules. These include rules relating to payment for order flow, which the FCA and the European Securities and Markets Authority (“ESMA”) have both highlighted as raising issues relating to conflicts of interest, off-exchange trading, additional registration requirements, restrictions on co-location, order-to-execution ratios, minimum

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quote life for orders, incremental messaging fees to be imposed by exchanges for “excessive” order placements and/or cancellations, further transaction taxes, tick sizes, changes to maker/taker rebates programs and other market structure proposals.

The impact of regulatory change can be direct, for example, by impacting the way in which trading in one or more products (whether exchange-traded or OTC derivatives) is undertaken (which might, for example, reduce our role as an intermediary in those markets), or through the introduction of new requirements relating to how we operate as an intermediary and that we are unable to respond to in a satisfactory way. Changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or increase our costs and expenses. In particular, changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or may require us to obtain new permissions to continue our activities.

The impact of regulatory change can also be indirect. For example, regulatory changes could affect our clients and their willingness or ability to trade. Regulatory changes could increase our clients’ costs, which could, in turn, reduce our transaction volumes. These or similar changes might also create new types of competition between us and other providers of similar services and products, or put us at a disadvantage relative to our competitors operating in different regulatory environments.

We may incur significant costs to enable us to comply with new regulations (for example, costs associated with establishing the necessary systems and procedures and training personnel). Even if we are successful in adapting our services, the initial and ongoing compliance costs may significantly increase our costs and expenses.

We may incur significant costs to comply with new regulations and respond to regulators’ enquiries and supervision (for example, costs to establish the necessary systems and procedures and training personnel). We may also face significant additional costs because of changes to reflect developing best practice or regulators’ expectations relating to the financial markets (for example, by enhancing our risk management controls). Divergence between the U.K. and E.U. regulatory regimes as a result of Brexit could also further increase our overall compliance burden. Even if we successfully adapt our services, the initial and ongoing compliance costs may require additional investment in management and support resources and significantly increase our cost base. See “—The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.”

Our failure to adapt or deliver services that are compliant with new regulation could significantly adversely affect our business and our competitive position, which would in turn reduce our revenue and profitability. Future regulatory reform may require us to make more fundamental changes in our business model, which could materially impact our business, financial condition and results of operations. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

We may be required to comply with new regulation when we expand into new markets, launch new businesses or expand existing businesses or when we acquire other companies and businesses.

We may develop our activities, acquire new businesses or undertake other changes to our business that affect the composition of our client base or the geographic markets in which we operate. This could bring us within the scope of new rules, regulations and registration requirements in various jurisdictions, which could increase our regulatory burden and require us to incur additional costs to

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develop systems and procedures to ensure compliance. It could also increase the risk of infringement of rules and regulations, which may have serious adverse impacts for our business. In the United States, for example, significant organic growth of our U.S. OTC derivatives business, if and to the extent, combined with the growth generated through our acquisition of ED&F Man Capital Markets in the future, could trigger certain quantitative thresholds that might require the relevant Marex entity to register as a swap dealer or major swap participant.

Future acquisitions could also cause us to become subject to additional regulations in new or existing markets. We may need to invest in additional resources to meet these requirements, such as additional risk management and compliance resources. In certain cases, we may be unfamiliar with these additional regulatory requirements, which could increase the cost of compliance and the risk of infringement. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

The amount of capital that we are required to hold or the liquidity requirements applicable to our business may increase in the future, which could limit our operational flexibility and our ability to pay dividends. Our failure to maintain excesses over the minimum levels of capital and liquidity required could also subject us to action by regulators or force us to change the scope of our operations.

Changes in our regulatory environment or our business, or the imposition of new or increased regulatory requirements, could result in increased capital or liquidity requirements at the level of the holding company of Marex or individual regulated subsidiaries, or both. For example, the provisions of the Prudential sourcebook for MiFID Investment Firms (the “MIFIDPRU Sourcebook” in the FCA’s handbook of rules and guidance (the “FCA Handbook”)) and provisions of any legislation, rules and/or guidance that implement or complement the provisions of the MIFIDPRU Sourcebook (the “IFPR Rules”) apply to our business, as do the provisions of the SEC’s Net Capital Rule 15c3-1 under the Exchange Act. The IFPR Rules have caused us to incur implementation and additional compliance costs. We assess the impact of the IFPR Rules on our business and operations on at least an annual basis as part of our Internal Capital Adequacy and Risk Assessment. However, the full impact of the IFPR Rules on our business is not yet certain and may require changes to our capital structure or operations.

Our regulatory capital and liquidity assessments are subject to regular supervisory review by the FCA, CFTC, NFA, SEC, FINRA and other regulatory and self-regulatory bodies. The FCA generally imposes a scalar and other add-ons, and these are subject to change and may increase in the future. Our own assessment of these requirements is also subject to change from time to time and may increase in the future. Increases in individual or consolidated capital or liquidity requirements may restrict the ability of an entity to distribute its earnings within our group or require additional capital to be injected into our business or an individual entity. This may restrict our ability to pay interest, principal and dividends, or require us to raise additional capital or increase our indebtedness. As a result, these regulations may limit our flexibility regarding our capital structure.

Changes to our capital requirements, or our ability to meet them, including changes in insolvency law in any material jurisdiction, could limit or prevent us from treating client exposures on a net basis under the IFPR Rules. This could require us to hold additional capital. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

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Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.

We are subject to taxes in the various jurisdictions in which we operate, and as a result, we are exposed to changes in taxation rules and regulations (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Failure to comply with all local tax rules and regulations may subject us to penalties and fines. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where we currently operate or plan to operate, such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses (Pillar Two). These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows.

Any changes in taxation rates and regimes may require an increased proportion of our profit to be paid in taxation or may cause our activities to become less profitable or unprofitable through the imposition of higher transaction taxes or indirect taxes on us or our clients. Our effective tax rate is expected to have risen significantly in 2023 in line with the increase in the U.K. corporation tax rate, which may adversely affect our cash flows and profitability in future periods. If we are subject to challenge from tax authorities on these or other matters, we may have to make significant tax payments in the future. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.

We may be exposed to significant tax risks in connection with our acquisitions, including risks relating to restructuring measures that we may implement to achieve a tax-efficient structure. It may not be possible to implement such measures prior to or immediately following the acquisition, and the tax authorities may challenge such measures once they have been implemented. In addition, we may inherit significant tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process.

Any recourse available under the related acquisition agreements may not fully protect us from such risks. If these tax exposures materialize in the future, we may incur significant costs due to possible reassessments, interest on late payments or fines and penalties, which could adversely affect our business, financial condition, results of operations and prospects.

We are subject to significant regulatory reporting requirements relating to transactions executed with us. Failure to comply with regulatory reporting rules could expose us to the risk of enforcement action by regulators.

We are subject to various regulatory reporting requirements including best execution, trade and transaction reporting requirements under MiFID II and trade reporting requirements under Regulation (EU) No 648/2012 on OTC derivatives, central counterparties and trade repositories (“EMIR”) (in each case, as implemented in the United Kingdom and as amended from time to time). These reporting

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requirements require us to make public or report to regulators or trade repositories certain information relating to transactions carried on with us or that we have executed. Although we maintain policies and procedures intended to ensure compliance with these requirements, compliance with regulatory reporting requirements has been an area of focus by regulators, with the FCA taking enforcement action against a number of companies in this area. Failure to comply with these rules exposes us to the risk of potential enforcement action by regulators and could adversely affect our business, financial condition, results of operations and prospects.

We are subject to significant regulatory requirements when we hold client money. Failure to comply with the client money rules could expose us to the risk of litigation or enforcement action by regulators.

Our subsidiary Marex Financial holds client money in connection with its clearing business, an area of general regulatory focus. In the United Kingdom, several other regulated firms have been the subject of enforcement action, including substantial fines, for failure to comply with the client money rules. We may be subject to similar enforcement action in the future if we fail to comply with relevant client money requirements.

The nature and complexity of the client money rules means that compliance failings have occurred in the past and may occur in the future, inadvertently or in situations in which clients do not suffer, or are not materially at risk of suffering, a loss. Any material failure to comply with relevant rules exposes us to various risks, including potential action by regulators and clients, financial loss and adverse impacts on our reputation and relationships with clients.

Marex Financial also holds client money in segregated client accounts with banks and Clearing Houses in accordance with the client money rules, which could expose us to the risk of failings by those entities and could cause us to experience a material loss if we are responsible for losses to clients or Marex Financial has not abided by its obligations. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Environmental, social and governance factors are key and growing focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.

There has been increasing, complex scrutiny and rapidly evolving expectations, including by governmental and non-governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, employees and other stakeholders, on environmental, social and governance (“ESG”) practices, commitments, performance and disclosures. New ESG-related laws and regulations on disclosure requirements, governance and risk management, benchmarks and the prudential framework have been introduced or enacted in jurisdictions where we operate. Adoption of proposed laws and regulations, or significant expansion of enacted laws and regulations in the future could introduce new requirements or otherwise materially impact our business and operations.

For example, in March 2022, the SEC announced proposed rules on climate-related disclosures, including with regards to greenhouse gas emissions and certain climate-related financial statement metrics. Such reporting requirements, if they are adopted, or any similar requirements, may be complex, and we may incur substantial compliance costs. In addition, in June 2023, the International Sustainability Standards Board (“ISSB”), an entity founded by the IFRS Foundation, finalized its first two IFRS Sustainability Disclosure Standards covering sustainability-related financial information and climate-related disclosures. Various countries have indicated their intent to incorporate, account for or otherwise adopt these ISSB standards as law, including the United Kingdom, Canada, Hong Kong,

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Singapore, Nigeria, Japan, New Zealand and Australia. In January 2023, the European Union’s Corporate Sustainability Reporting Directive (“CSRD”) took effect. This directive, as implemented by forthcoming European Union Member State legislation, will result in various sustainability disclosures being provided by various entities, including us and our clients, as early as 2024. Further, in October 2023, the State of California adopted new climate-related laws, which will require in scope entities to disclose their greenhouse gas emissions, to provide a climate-related financial risk report as well as require purchasers of voluntary carbon offsets which operate in California to provide information about the offsets on its website including if the entity makes net-zero or carbon neutral claims. The CSRD and the sustainability and climate disclosure standards released by the ISSB and the California climate-related laws will each require or otherwise result in significant new sustainability disclosures from various in-scope entities, which we expect will impact us directly and indirectly and result in increased costs and potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading. On February 23, 2022, the European Commission adopted a proposal for a directive on corporate sustainability due diligence. The new rules aim to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. The proposals are still subject to negotiation, and, once adopted, Member States will have two years to transpose the directive into national law. As a result there remains uncertainty as to the potential impact of this new regime on us and our clients.

We may also be impacted by a series of other ongoing legislative initiatives at the E.U. and U.K. level. On October 25, 2022, the FCA published its consultation paper on sustainability disclosure requirements (the “SDR”) and investment labels, with proposals including a multi-tiered labelling system and further entity and product level SDRs to cover environmental and societal impacts, as well as financial risks and rewards. The FCA is also proposing an ‘anti-greenwashing’ rule that would apply to all U.K. regulated firms, reiterating that sustainability-related claims must be clear, fair and not misleading. These proposals are still being discussed and developed, and the U.K. regulatory framework on sustainable finance disclosures is yet to come into effect, meaning that the potential impact of this new regime on our business as well as our clients is currently uncertain. New ESG requirements could also materially affect the business and financial condition of our clients and the way they conduct their business, which could indirectly affect us.

A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace of sustainability transition across global jurisdictions. This may create conflicts across our global business, which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with the sustainability transition could impact our competitiveness in the market and damage our reputation, resulting in a material impact on our business. In addition, failure to comply with applicable legal and regulatory changes in relation to ESG matters may attract increased regulatory scrutiny of our business and could result in fines and/or other sanctions being levied against us.

Sustainability-related practices differ by region, industry and issue and are evolving accordingly. Our sustainability-related practices or assessment of such practices may change over time. Similarly, new sustainability requirements imposed by jurisdictions in which we do business may result in additional compliance costs, disclosure obligations or other implications or restrictions on our business and/or operations.

Our business, in particular, the type of products we trade, and our client base could exacerbate the effect of new ESG rules. Legislative and regulatory reform could also cause us to change our business or operations, limit opportunities for further expansion, affect our competitive position, cause us to incur significant compliance and risk management costs and lead to a decline in the demand for our services. If our ESG-related data, processes and reporting are incomplete or inaccurate, it could

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lead to private, regulatory or administrative challenges or proceedings, including with respect to our disclosure controls and procedures, as well as adverse publicity, any of which could damage our reputation and business.

Further, we purchase carbon offsets to help balance our carbon and energy footprints and have incorporated carbon offsets into our renewable product offering. If the cost of carbon offsets were to materially increase or we were required to purchase a significant number of additional offsets, our cost to obtain these offsets could increase materially, which could impact our ability to meet our environmental sustainability objectives or our financial performance. Additionally, we could experience in the future claims or complaints related to our purchase of such offsets as they relate to our statements regarding carbon neutrality or the verification of the carbon offset programs from which we purchase.

Additionally, organizations that provide information to investors and financial institutions on ESG performance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. In addition, many investors have created their own proprietary ratings that inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices, including our compliance with certain disclosure standards and frameworks, may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital.

We have communicated, and may in the future communicate, certain additional ESG- or climate-related initiatives and goals to our stakeholders. These initiatives and goals could be difficult and expensive to quantify and implement. In addition, such initiatives and goals are subject to risks and uncertainties, many of which may not be foreseeable or may be beyond our control. We may be criticized for the scope or nature of such initiatives or goals, for any revisions to such initiatives or goals, or for failing, or being perceived to have failed, to achieve such initiatives or goals, or for establishing ESG-related initiatives and goals at all. Further, the disclosure standards or frameworks we choose to align with, or are or will be required to align with, differ in certain aspects and are evolving and may change over time, either of which may result in a lack of consistent or meaningful comparative data from period to period and/or significant revisions to our goals or reported progress in achieving such goals and aspirations.

Our competitors could have more robust ESG goals and commitments or be more successful at implementing and/or disclosing their ESG matters, goals and commitments, which could cause us to lose clients and adversely affect our reputation. Our competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to our ESG goals and commitments or may not be required to comply with as stringent ESG requirements as we are, which could cause our operating costs to be relatively higher. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

If we become a regulated benchmark administrator, we would be exposed to additional requirements and regulatory risk.

The E.U. Benchmarks Regulation and the on-shored U.K. Benchmarks Regulation impose onerous requirements on administrators of in-scope benchmarks. We do not currently administer benchmarks; however, changes to our business, particularly in relation to the Financial Products division of our Hedging and Investment Solutions division, could cause us to become a benchmark administrator.

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If we are required to become a benchmark administrator to carry on our business, we may need to incur significant time and costs to comply with the additional requirements. If we inadvertently act as a benchmark administrator without appropriate authorization, we would be exposed to the risk of regulatory action. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects. Further, proposals for significant legislative changes to the scope of the E.U. Benchmarks Regulation are currently being considered, and a review of the U.K. Benchmarks Regulation is also due to take place in the coming years. The impact of any such resulting changes to the E.U. and U.K. regimes on our business remains unknown.

Implementation of and/or changes to the Basel framework, which may affect regulatory capital requirements and liquidity, may impact the treatment of our ordinary shares.

The Basel Committee on Banking Supervision (“BCBS”) has approved a series of significant changes to the Basel framework for prudential regulation (such changes being referred to by the BCBS as Basel III, and referred to, colloquially, as Basel III in respect of reforms finalized prior to December 7, 2017 and Basel IV in respect of reforms finalized on or following that date). The Basel III/IV reforms, which include revisions to the credit risk framework in general, may result in increased regulatory capital and/or other prudential requirements in respect of certain positions held. The BCBS continues to work on new policy initiatives. National implementation of the Basel III/IV reforms may vary those reforms and/or their timing. Investors in our ordinary shares are responsible for analyzing their own regulatory position and prudential regulation treatment applicable to our ordinary shares and should consult their own advisers in this respect.

Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.

We receive, store, handle, transmit, use and otherwise process confidential, sensitive and personal information as a critical element of our operations. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data on our behalf. We and our vendors are subject to a variety of data processing, protection and privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of personal information, and those that are specific to certain industries, sectors, contexts, or locations and which may include those as enacted, implemented and amended in the United States, the European Union (and its member states), the United Kingdom and other applicable jurisdictions (regardless of where we have establishments) from time to time (“Privacy Requirements”). These Privacy Requirements, and their application and interpretation are constantly evolving and developing. Our failure to maintain the confidentiality of information or comply with the Privacy Requirements could impact our ability to trade effectively and could result in significant financial losses, litigation by our clients or other counterparties and regulatory sanctions as well as adverse reputational effects.

For example, we are subject to the E.U. General Data Protection Regulation (EU) 2016/679 (the “E.U. GDPR”) and to the U.K. Data Protection Act 2018 and the E.U. General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 (collectively, the “U.K. GDPR”) (the E.U. GDPR and U.K. GDPR collectively referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of data relating to directly or indirectly identified or identifiable living individuals (“personal data,” with references to personally identifiable information or analogous terms also being covered by this definition), including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures, training and audits as well as obligations in relation to international transfers of personal data and allowing such individuals to exercise certain prescribed rights.

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International transfers of personal data to and from the EEA and United Kingdom may become more challenging than they are currently. Recent case law from the Court of Justice of the European Union (“CJEU”) stated that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) may not necessarily be sufficient in all circumstances on its own and transfers must be assessed on a case-by-case basis. It is anticipated that international transfers of personal data from the European Union and United Kingdom to the United States and other jurisdictions will continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international transfers of personal data continue to develop, we could suffer additional costs, complaints and/or regulatory investigations, sanctions and/or fines, we may have to stop using certain tools and vendors and make other operational changes, we may have to or elect to implement revised international personal data transfer mechanisms for intragroup, client and vendor arrangements within required time frames (such as the Adequacy Decision for entities self-certified under the new EU-US Data Privacy Framework), and/or such developments could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Failure to comply with the GDPR could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and the U.K. GDPR, we could be fined under each regime independently in respect of the same breach. Penalties for breaches (in the worst case) are up to the greater of €20 million / £17.5 million (as applicable) or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

We are also subject to current and evolving E.U. and U.K. laws in relation to the use of cookies and other tracking technologies as well as e-marketing practices, including European Directive (2002/58/EC) in the E.U. and the Privacy and Electronic Communications (EC Directive) Regulations 2003 in the U.K. Recent European court and regulator decisions are driving increased attention to cookies and other tracking technologies. If the trend of increasing enforcement by regulators including in relation to the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions, continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. member state and U.K. laws in relation to cookies and other tracking technologies as well as e-marketing, there can be no assurances that we will be successful in our efforts to comply with such laws and violations of such laws could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.

In the United States, there are numerous federal, state and local regulations on privacy, data protection and cybersecurity that govern the processing of personal information and other information. The scope of these laws and regulations is expanding and evolving and may be subject to differing interpretations. For example, we are considered a “financial institution” under the federal Gramm-Leach Bliley Act (the “GLBA”). The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal information. Any failure to comply with the GLBA could result in substantial financial penalties.

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In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (“CCPA”) went into effect in 2020 and imposes obligations on certain businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and sharing practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their personal information, and opt-out of certain sales or transfers of personal information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, creating a patchwork of overlapping, but not identical, state laws. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of information related to individuals for marketing purposes or otherwise, and there remains increased interest at the federal level as well. In order to comply with the varying state laws around data privacy, data security and data breaches, we must maintain adequate security measures, which require significant investments in resources and ongoing attention.

We cannot predict how future laws and regulations, or future interpretations of current laws and regulations will affect our business or our clients, and the cost of compliance. Changes in these laws and regulations across different jurisdictions could impact our ability to deploy our services in multiple locations. Breaches of these laws and regulations could expose us to legal proceedings, material monetary damages, fines and penalties for such losses under applicable legal or regulatory frameworks and result in reputational damage, loss of clients, or higher operating costs, which may adversely affect our business, financial condition, results of operations and prospects.

Our inability to maintain, protect and enforce our intellectual property rights could harm our competitive position and our business.

Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we have taken will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.

We rely on our trademarks and trade names to distinguish our services from the services of our competitors, and have registered or applied to register our key trademarks. We cannot assure you that our trademark applications will be approved. In addition, effective trademark protection may be unavailable or limited for some of our trademarks in some foreign countries in which we operate. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret and through contractual protections. In order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited to those available in connection with trade secret misappropriation and breach of contract actions.

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Although we attempt to protect certain of our proprietary technologies by entering into confidentiality agreements with our employees, consultants, and others who have access to such technologies and information, these agreements may be breached, and we cannot guarantee that we will have sufficient remedies in the event of the agreements are breached. Furthermore, trade secret laws do no not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain these technologies as trade secrets, we cannot guarantee that others will not independently develop technologies with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.

Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe upon or otherwise violate our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive to resolve, be time consuming and divert management’s attention, and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.

If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our operations could be adversely affected.

We may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if we believe these claims are without merit, any claim of infringement, misappropriation or other violation could cause us to incur substantial costs defending against the claim, and could distract management and other personnel from other business. Any successful claim of infringement, misappropriation, or other violation of intellectual property against us could require us to pay substantial monetary damages, require us to seek licenses of intellectual property from third parties or prevent us from using certain intellectual property, which could include trademarks and require us to rebrand our services. Any licensing or royalty agreements, if required, may not be available on commercially reasonable terms or at all. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.

Risks Relating to this Offering and Ownership of Our Ordinary Shares

The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

The initial public offering price for our ordinary shares sold in this offering will be determined by negotiation between us, the Selling Shareholders and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering, and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially due to many factors, including those described elsewhere in this prospectus, as well as the following:

•	actual or anticipated fluctuations in our revenue, financial condition and results of operations;

•	variance in our financial performance from the expectations of securities analysts;

•	announcements by us or our direct or indirect competitors of significant business developments, acquisitions or expansion plans;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

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•	our involvement in litigation or regulatory actions;

•	sales of our ordinary shares by us or our shareholders;

•	commodity market activity or pricing levels;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•

publication of research reports or news stories about us, our acquired companies, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and

•	general macroeconomic conditions and interest rate levels.

As a result, volatility in the market price of our ordinary shares may prevent investors from being able to sell their ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our ordinary shares is low. As a result, you may suffer a loss on your investment.

In addition, stock markets have at times experienced extreme price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per ordinary share immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer immediate dilution of $                 per ordinary share (or $                 per ordinary share if the underwriters exercise their option to purchase additional ordinary shares from us in full) in net tangible book value after giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If we issue additional ordinary shares in the future, you will experience additional dilution. See “Dilution.”

The market price of our ordinary shares could be negatively affected by future issuances and sales of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the issuance and sale of ordinary shares in this offering, we will have                  ordinary shares outstanding (or                  outstanding if the underwriters exercise their option to purchase additional ordinary shares from us in full) after giving effect to: (i) the conversion of our outstanding Growth Options into                  Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into                 non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of                  warrants into                  non-voting ordinary shares in connection with and prior to the consummation of this offering and (iv) the reclassification of all of our non-voting ordinary shares into

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ordinary shares in connection with and prior to the consummation of this offering. The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ordinary shares that may be held or acquired by our executive officers, directors and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, the Selling Shareholders, our executive officers, directors and substantially all of our other shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                         . Certain of our shareholders are subject to other additional lock-up periods. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ordinary shares of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Ordinary Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.

Our ability to pay dividends in the future depends, among other things, on our financial performance and capital requirements.

There can be no guarantee that our performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate. If our sales, profit and cash flow significantly underperform market expectations, then our capacity to pay a dividend will suffer. Any decision to declare and pay dividends will be made at the discretion of our board of directors and will depend on, among other things, applicable law, regulation, restrictions on the payment of dividends in our financing arrangements, our financial position, our distributable reserves, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors that our board of directors deems significant from time to time.

We will be a foreign private issuer, and, as a result, we will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information.

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In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain                 corporate governance rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain of the                 corporate governance requirements, and therefore, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of                 , provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this foreign private issuer exemption with respect to the rules for                 . We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a

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foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of                 . As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering for working capital, to fund incremental growth and other general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Prior to the completion of this offering, we have been a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), we have identified material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support over the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

We have begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include hiring additional accounting personnel, implementing new third-party systems and software and implementing additional internal review procedures, policies and controls. We cannot assure you that these measures will improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating

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effectiveness of internal control over financial reporting over a sustained period of financial reporting. As a result, the timing of when we will be able to remediate the material weaknesses is uncertain, and we may not remediate these material weaknesses during the year ended December 31, 2023 or any subsequent periods thereafter.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of our ordinary shares may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

Upon completion of this offering, we will be subject to Section 404, which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from                 , regulatory investigations and civil or criminal sanctions.

We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ordinary shares.

We may not pay any cash dividends on our ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ordinary shares is solely dependent upon the appreciation of the price of our ordinary shares on the open market, which may not occur. See “Dividend Policy.”

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that, subject to certain exceptions (including the allotment, or the grant of rights to subscribe for or convert any security into shares, in pursuance of an employees’ share scheme), a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant ordinary shareholder resolution passed by shareholders at a general meeting. We have obtained authority from our shareholders to allot additional shares ending , which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or for any shorter period).

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English law also generally provides shareholders with preemptive rights when new shares are issued for cash, except that such rights do not apply to the allotment of equity securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights ending                , which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or for any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

U.S. Holders of our ordinary shares may suffer adverse consequences if we are treated as a passive foreign investment company.

We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the “Code”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

If we are treated as a PFIC, adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in the section titled “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares.

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries are expected to be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We

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cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

Our amended and restated articles of association will contain exclusive jurisdiction provisions, which may impact the ability of shareholders to bring actions against us in certain jurisdictions or increase the cost of bringing such actions.

Our amended and restated articles of association will provide that the courts of England and Wales shall have the exclusive jurisdiction for resolving all actions or proceedings brought by a shareholder in its capacity as a shareholder or on our behalf against us, our directors, officers or other employees of the Company, other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act and that the U.S. District Court for the Southern District of New York will be the exclusive jurisdiction for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our amended and restated articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

These choice of jurisdiction provisions may limit a shareholder’s ability to bring a claim in a forum that it considers favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive jurisdiction provisions (including exclusive federal jurisdiction provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive jurisdiction provisions in our amended and restated articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action for any reason, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S.

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District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares are governed by English law, including the provisions of the U.K. Companies Act 2006 (the “Companies Act”) and by our amended and restated articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections. The principal differences include the following:

•

Under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

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Under English law, certain matters require the approval of not less than 75% of the shareholders who vote (in person or by proxy (or, if a corporation, by duly authorized representative)) on the relevant resolution (or on a poll of shareholders, by shareholders representing not less than 75% of the ordinary shares voting (in person or by proxy (or, if a corporation, by duly authorized representative)), including amendments to our amended and restated articles of association. This may make it more difficult for us to complete corporate actions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

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In the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares. If acceptances are not received for 90% or more of the ordinary shares to which the offer relates, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares would likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under U.S. law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority in number of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting and representing 75% in value of the ordinary shares voting at the meeting for approval;

•

Under English law and our amended and restated articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

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•

Under our amended and restated articles of association, the quorum requirement for a shareholder meeting is a minimum of two shareholders present in person or by proxy (or, if a corporation, by representative). Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

General Risk Factors

If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We cannot assure you that a market will develop for our ordinary shares or what the price of our ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their ordinary shares at or above the initial public offering price.

Before this offering, there was no public trading market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our ordinary shares will trade. The initial public offering price for our ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ordinary shares may decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of                  and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board of directors. We also expect that as a public company, we may face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

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We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting and an auditor attestation on management’s internal controls report. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our ordinary shares are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of ordinary shares. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our ordinary shares. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.

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We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the United States unless we register the offer and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities, to endeavor to cause such a registration statement to be declared effective or to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in such a rights offerings and may experience dilution in your holdings.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	subdued commodity market activity or pricing levels;

•	the effect of Russia’s military action in Ukraine on market volatility, global macroeconomic conditions and commodity prices;

•	changes in interest rate levels;

•	the risk of our clients and their related financial institutions defaulting on their obligations to us;

•	regulatory, reputational and financial risks as a result of our international operations;

•	software or systems failure, loss or disruption of data or data security failures;

•	an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions;

•	market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency;

•	the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations;

•	lack of sufficient financial liquidity;

•

if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations;

•	significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and

•

if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions.

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The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                  million, assuming an initial public offering price per ordinary share of $                  , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us (or approximately $                  million if the underwriters exercise their option to purchase additional ordinary shares from us in full). We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

Each $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $                  , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of                  ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $                  million, assuming no change in the assumed initial public offering price per ordinary share. Expenses of this offering will be paid by us.

The principal purposes of this offering are to create a public market for our ordinary shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds of this offering for working capital, to fund incremental growth and other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

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DIVIDEND POLICY

We did not pay dividends in the year ended December 31, 2022, and we paid dividends of $20.0 million in the year ended December 31, 2021.

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future.

The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

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CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2023:

•	on an actual basis; and

•

on an as adjusted basis to reflect: (i) the conversion of our outstanding Growth Options into                  Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into                  non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of                  warrants into                  non-voting ordinary shares in connection with and prior to the consummation of this offering, (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering and (v) the issuance and sale of                  ordinary shares by us in this offering at the assumed initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom as described under “Use of Proceeds.”

Investors should read this table in conjunction with our audited financial statements included in this Prospectus as well as “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There have been no significant adjustments to our capitalization since December 31, 2023.

As of December 31, 2023
	Actual	As Adjusted(1)
(in thousands)
Cash and cash equivalents	$	$
Total debt, including current portion
Shareholders’ equity:
Issued capital:
Share capital
Share premium
Accumulated gains/(losses)
Total shareholders’ equity (deficit)

Total capitalization	$	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $                per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately $                million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately $                  million, assuming no change in the assumed initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

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DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the as adjusted net tangible book value per ordinary share immediately following the consummation of this offering.

At December 31, 2023, we had a historical net tangible book value of $                  million, corresponding to a net tangible book value of $                per share. Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding. At December 31, 2023, we had a pro forma net tangible book value of $                  million, corresponding to a net tangible book value of $                 per share. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding as of December 31, 2023, after giving effect to: (i) the conversion of our outstanding Growth Options into                  Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into                  non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of                  warrants into                  non-voting ordinary shares in connection with and prior to the consummation of this offering and (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering.

After giving further effect to the sale by us of                  ordinary shares in this offering at the assumed initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at December 31, 2023 would have been approximately $                  million, representing $                  per ordinary share.

The following table illustrates our pro forma net tangible book value reflecting the adjustments described above.

Historical net tangible book value as of December 31, 2023	$
As adjusted increase in net tangible book value	$
As adjusted net tangible book value	$
As adjusted number of ordinary shares outstanding
As adjusted net tangible book value per share	$

This represents an immediate increase in net tangible book value of $                  per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $                  per ordinary share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. Dilution in net tangible book value per ordinary share to new investors is determined by subtracting as adjusted net tangible book value per ordinary share after this offering from the assumed initial public offering price per ordinary share paid by new investors.

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The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price		$
Historical net tangible book value per ordinary share as of December 31, 2023	$
Increase in net tangible book value per ordinary share attributable to this offering
As adjusted net tangible book value per ordinary share after this offering
Dilution in net tangible book value per ordinary share to new investors in this offering		$

If the underwriters exercise their option to purchase additional ordinary shares from us in full, our as adjusted net tangible book value after this offering would be $                  per ordinary share representing an immediate increase in as adjusted net tangible book value of $                  per ordinary share to existing shareholders and immediate dilution of $                  per ordinary share in as adjusted net tangible book value per ordinary share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value after this offering by $                  per ordinary share and the dilution to new investors in the offering by $                  per ordinary share assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on an as adjusted basis, as of December 31, 2023, (i) the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by the existing shareholders and (ii) the total number of ordinary shares purchased from us by new investors in this offering at an assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting commission and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages).

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Assumed Initial Public Offering Price Per Ordinary Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$

Total			%	$		%	$	$

The total number of ordinary shares reflected in the discussion and tables above is based on                  ordinary shares outstanding as of December 31, 2023 on an as adjusted basis and does not reflect the ordinary shares purchased by new investors from the Selling Shareholders.

Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to                  , or approximately                  %, of the total number of ordinary shares outstanding after this offering.

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If the underwriters exercise their option to purchase additional ordinary shares from us in full, the following will occur:

•	the percentage of our ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and

•	the percentage of our ordinary shares held by new investors will increase to approximately % of the total number of our ordinary shares outstanding after this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution services. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We believe these trends elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

Our business is organized into four closely connected service offerings, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. At the heart of our business is the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our segments are:

•

Clearing:    Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC.

•

Agency and Execution:    Utilizing our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis.

•

Market Making:    We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes.

•	Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging

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solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

From 2018 to 2022, we grew our number of clients from approximately 1,800 to approximately 9,000 and client assets from approximately $1.2 billion to approximately $15 billion. For the years ended December 31, 2022 and 2021, we generated revenue of $711.1 million and $541.5 million, respectively. For the same periods, we generated profit after tax of $98.2 million and $56.5 million, respectively, and Adjusted Operating Profit of $121.7 million and $79.6 million, respectively, with a return on revenue of 14% and 10%, respectively, and an Adjusted Operating Profit Margin of 17% and 15%, respectively.

Key Factors Affecting Our Performance and the Comparability of Our Financial Results

Volatility in Commodity Prices and General Economic Activity Levels

We generate revenue primarily from commissions and the spreads we make facilitating and executing client orders as part of our Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions businesses. These revenue sources depend substantially on client trading volumes and commodity pricing levels, which are affected by a wide range of factors, many of which are beyond our control. These factors include volatility and pricing levels in commodities, currency, securities and other markets and inflation rates and general economic conditions and developments.

High volatility and rising commodity prices generally increase trading activity, whereas low volatility and declining commodity pricing levels generally reduce trading activity and our commission revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity.

Geopolitical developments, including, but not limited to, the imposition of sanctions, tariffs or embargoes against a specific country or parties, civil unrest, terrorist activity, domestic military intervention or revolution and international armed conflicts, impact the production, availability and cost of certain commodities from time to time and can cause substantial volatility in related commodity prices. For example, in 2022, the energy, grain and metals markets experienced significant volatility due to Russia’s invasion of Ukraine. Energy markets in particular were affected by the extensive sanctions that the United States, the European Union, the United Kingdom and others imposed on Russia and certain Russian government officials, private individuals and Russian companies. In 2021, Russia accounted for 45% of all coal imports by value and 25% of all petroleum oil imports by value into the European Union, as compared to 21% and 17%, respectively, for 2022. Following the introduction of sanctions on Russian oil and coal exports, the price of oil, gas and coal increased. Given Ukraine is a large producer of grain for global markets, the disruption of trade flows caused by the Russian invasion also significantly impacted activity in the agricultural markets.

Russia’s invasion of Ukraine also disrupted metal production, including nickel, palladium and raw aluminum, leading to price increases across all three commodities. Nickel market prices doubled to more than $100,000 per ton on March 8, 2022, which led the LME to temporarily suspend trading in nickel. This significant increase in volatility resulted in increased client activity and higher revenue in our Market Making and Clearing businesses, particularly in the first half of 2022.

A reduction in the production or availability, or increase in the cost, of relevant commodities (or a market perception that changes with respect to these factors has or may become likely) generally results in increased volatility. In the short term, higher volatility generally leads to an increase in commodities trading volumes and commissions for our business. However, if geopolitical developments impact production or the availability of a relevant commodity for an extended period, trading volumes may be reduced. Lower volumes of associated economic activity could also adversely

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impact our financial performance. The impact of any significant increase in volatility or disruption in commodity markets is seen most notably in our Market Making business. For example, trading volumes in our Market Making business increased approximately 30% year-on-year in 2022, with higher levels of client activity in both energy and metals markets caused by Russia’s invasion of Ukraine and the nickel market as described above, which more than offset lower trading volumes in the agricultural markets due to supply disruptions, resulting in our Market Making revenue increasing by 23% year-on-year in 2022.

There are generally fewer providers of liquidity during periods of volatility, which leads to wider bid-offer spreads and increased commodity hedging. These conditions present us with an opportunity to increase our trading volumes and revenue in our Market Making business. In Clearing, increased client trading volumes generally translate to higher commission revenue.

Expansion and Consolidation through Acquisitions and Investments in New Capabilities

We have expanded our business substantially through acquisitions and investments in new capabilities. As a result, we have extended both our product coverage and geographic footprint and substantially increased the scale and scope of our business.

Our acquisition of ED&F Man Capital Markets provided the following benefits to our business:

•	substantially expanded our geographic exposure in North America, APAC and the Middle East;

•

increased the size of our client base (our total client balances grew by 86% from $8.0 billion as of June 30, 2022 to $14.9 billion as of December 31, 2022, primarily as a result of the acquisition of ED&F Man Capital Markets) and contributed in part to a significant increase in our net interest income for the year ended December 31, 2022; and

•	expanded our clearing, agency and execution capabilities in financial securities, including equities, fixed income and foreign exchange.

The acquisition of the brokerage business of OTCex in February 2023 further strengthened our capabilities in equities, fixed income products and commodities and expanded our operational capabilities in Europe and the Middle East.

Our revenue increased by 31.3% to $711.1 million for the year ended December 31, 2022 from $541.5 million for the year ended December 31, 2021. Our performance also benefited from the contribution of ED&F Man Capital Markets acquisition in the fourth quarter of 2022. Our profit after tax increased by 73.8% to $98.2 million for the year ended December 31, 2022 from $56.5 million for the year ended December 31, 2021, and our Adjusted Operating Profit increased by 52.9% to $121.7 million from $79.6 million for the same periods. In addition to ED&F Man Capital Markets and the brokerage business of OTCex, which we acquired in 2023, we have completed selected acquisitions of varying sizes. See “Business – Our Strategic Acquisitions.”

We also have expanded and diversified our business through investments in new capabilities, increasing the number of front-office employees through strategic hires and expanding the range of products and asset classes in which we can service our clients. In particular, we developed our Market Making business by adding recycled metals capabilities and carbon offsets to our renewables product offering, and in our Hedging and Investment Solutions business, we have continued to invest in our derivatives engine and client portal.

These acquisitions and investments in new capabilities have materially increased our geographical footprint and product coverage in recent years and further diversified our business. As a

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result, it may be difficult to compare certain periods of growth against our prior and future periods. We anticipate pursuing a similar strategy in future periods to further expand our business through additional acquisitions and investments in new capabilities.

Industry Competition and Employee Compensation

The success of our business depends upon our ability to offer competitive products and services, which is underpinned by having a strong employee base, including front-office staff, who help to provide our competitive products and services to our growing client base.

Front-office staff play an important role in acquiring and retaining trading business from clients. We compete with other interdealer brokers for front-office staff who have key counterparty relationships and relevant market knowledge. The average number of our front-office employees increased to 695 from 615 as of December 31, 2022 and 2021, respectively, as we expanded our business through both acquisitions and organic growth.

Salary and bonus levels for front-office staff are generally based on the volume of activity generated by the individual broker’s team and are sensitive to market compensation levels paid by our competitors. Employee compensation and benefits, which is driven primarily by salary and bonus levels and headcount of staff, has been the largest cost we incurred since 2021, representing 66.1% and 75.8% of our expenses for the years ended December 31, 2022 and 2021, respectively.

Interest Income

As part of our Clearing and Hedging and Investment Solutions businesses, we maintain large cash and financial instrument (including Treasury Bills) balances on behalf of clients with exchanges, Clearing Houses, brokers and banks. We also maintain our own cash balances. We earn interest on these balances and generally only make interest payments to certain clients. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Because of the size of our cash and holdings of investable securities, movements in interest rates can have a significant impact on our results of operations and financial condition.

In the past, we experienced a prolonged period of low interest rates, particularly in the United States, the United Kingdom and Europe. Due to these low interest rates, we received relatively low interest income on our cash balances. Our historical investment of a significant portion of our cash balances in Treasury Bills has hedged us against low interest rates due to their greater return on investment in comparison to cash.

Interest rates may change for a variety of reasons, including external factors outside of our control, such as government macroeconomic policies and responses to levels of inflation. If interest rates fall in future periods, our net interest income will likely decrease. Although we share interest income with certain clients, we generally retain a significant portion of the interest we earn. As a result, lower interest rates would negatively impact our net interest income.

Climate Change

We provide liquidity to and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower carbon economy have decreased the demand, and therefore size, of the markets for certain energy products where we have historically had significant market shares (such as fuel oil).

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However, such changes have also created opportunities for us to expand into and capture market share in new energy products (such as renewables). The development and creation of new energy products are less predictable (such as wind power), which may lead to increased levels of volatility.

We have a significant presence in the global agricultural markets, with established teams in London, New York and Chicago that broker and trade agricultural products, including coffee, cotton, cocoa, dairy, forestry, grains and oilseeds, livestock and sugar. As a result, the physical impacts of climate change and climate change-driven severe weather events have had, and are expected to continue to have, a direct impact on trading volumes in certain products. For example, activity levels in the cocoa, coffee, sugar and grain commodity markets have been impacted by severe weather exacerbated by climate change. In particular, drought has impacted the volume of grain production in Ukraine in recent years, which in turn has reduced volumes of grain in the market. Reduced volumes in Ukrainian grains and other impacted commodities have led to an increase in hedging activity by market participants and increased our revenue.

Exchange Rates

We report our financial results in U.S. dollars. However, a significant proportion, particularly prior to our acquisition of ED&F Man Capital Markets, of our costs were and are incurred, and a proportion of our trading activity is conducted, in currencies other than the U.S. dollar. Our results of operations and financial condition may therefore be significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and Euro.

As we have extensive operations in the United Kingdom, including significant back-office and other support staff and lease obligations for office space, any appreciation in the Pound Sterling against the U.S. dollar would increase our reported expense levels. As our levels of commissions earned are tied to the volume and pricing levels of commodities traded, any appreciation in the Euro against the U.S. dollar would lead to an increase in the level of our reported commissions from trading activity in commodities priced in Euro.

To minimize our exposure to exchange rate volatility, we use foreign exchange forward contracts to hedge our material future dated Pound Sterling commitments. These foreign exchange forward contracts are designated as cash flow hedges and have terms that do not exceed 12 months. As of December 31, 2022, we had a gain of $2.1 million and, as of December 31, 2021, a loss of $0.6 million, under our foreign exchange forward contracts.

Regulation

We operate in highly regulated jurisdictions and industries. Applicable regulations influence the type of products we may offer clients, and, therefore, these regulations have a significant effect on our revenue and profitability. Our business is subject to direct and indirect regulation by a variety of regulators in multiple jurisdictions, including the FCA in the United Kingdom, the CFTC, NFA, SEC and FINRA in the United States and the AMF and the ACPR in France. See “Business – Regulation.” We are required to meet capital adequacy tests in certain jurisdictions to ensure that we have sufficient capital to mitigate risks from market movements and client and counterparty default.

In recent years, and most recently due to the COVID-19 pandemic and Brexit, regulators have developed new regulations and other reforms designed to strengthen the financial system and improve the operation of global financial markets. These regulations have impacted the way we conduct our business. For example, under the Investment Firms Prudential Regime (“IFPR”) a prudential regime for U.K.-authorized investment firms, we are subject to consolidated prudential supervision by the FCA.

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To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.

Applicable regulations also influence the behavior of our clients. In recent years, regulators have generally tightened the capital, leverage and liquidity requirements of commercial and investment banks and taken steps to limit or separate their activities to reduce systemic and contagion risk. The volumes of transactions our clients conduct with commercial and investment banks may be affected by their reactions to any such regulatory changes.

Segments

We report our results in four segments, which align with our four businesses: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. We also have Control and Support, which represents unallocated costs relating to central costs that have not been allocated to an individual business segment.

Our operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as our executive committee. The CODM regularly reviews our operating results in order to assess performance and to allocate resources. We measure each reportable operating segment’s performance based on revenue and Adjusted Operating Profit.

Our four segments provide the following services:

•

Clearing: We are the interface between exchanges and clients and provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets across different geographies.

•

Agency and Execution: Using our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are diversified across geographies and asset classes.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

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Components of Results of Operations

The following describes certain line items in our consolidated income statement.

Revenue

Our revenue consists of:

Net Commission and Fee Income

Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when the customers trade exchange traded derivatives, OTC traded derivatives, fixed income securities and equity securities.

We are responsible for executing and clearing the customers’ purchases and sales. As such, we act as principal, and our commission revenue is recognized on a gross basis.

Commissions on exchange traded derivatives and OTC traded derivatives are recognized at a point in time on the trade date when a client order is cleared or executed or when performance obligation is satisfied. Commissions on traded securities are sale-based commissions that are recognized at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances are based on a percentage of the transaction value.

Commission charged to customers on clearing transactions include clearing fees and other fee expenses. Clearing fees earned represent transaction-based fees charged by the various exchanges and clearing organizations at which we or one of our clearing brokers are a member for the purpose of executing and/or clearing trades through them. Clearing fees are generally passed through to clients’ accounts and are reported gross as we maintain control over the clearing and execution services provided, maintain relationships with the exchanges or clearing brokers and have ultimate discretion in whether the fees are passed through to the clients and the rates at which they are passed through. As clearing fees are transactional based revenues, they are recognized at a point in time on the trade date along with the related commission revenue when the client order is cleared or executed.

In connection with the execution and clearing of trades, we are required to pay fees to the executing brokers, exchanges, clearing organizations and banks. These fees are based on transaction volumes and recognized as commission and fee expense on the trade date. We also pay commissions to third-party introducing brokers (individuals or organizations) that maintain relationships with clients and introduce them to us. Introducing brokers accept orders from clients while we provide the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing broker commissions are determined monthly and presented in commissions and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients’ accounts. No other costs related to the generation of commission income are included within commission and fee expense.

Net Trading Income

Net trading income includes realized and unrealized gains and losses derived from market making activities in OTC derivatives, exchange traded derivatives, equities, fixed income and foreign exchange. Net trading income also includes gains and losses generated from transactions in OTC derivatives, equities, fixed income and foreign exchange executed with clients and other counterparties. We enter into these transactions on our own account.

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In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognized immediately in the income statement in net trading income only when:

•	the fair value determined using valuation models, is based only on observable inputs or

•	the fair value determined using valuation models is based on both observable and unobservable inputs, but the impact of the unobservable inputs in the fair value is insignificant.

In all other cases, the financial instrument is initially recognized at the transaction price, and the recognition of day 1 profit or loss is deferred and amortized through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.

Net Interest Income

Interest income includes mainly the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances and interest earned in secured financing transactions. Interest income is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortized cost of the financial liability.

Interest expense includes interest paid to our clients on their balances and paid to our counterparties in secured financing transactions, debt securities issued and borrowings. The interest expense component of our structured notes, which are financial liabilities designated at fair value through profit and loss, are also presented in gross interest expense and are recognized on a market interest rate basis. Interest expense is calculated using the effective interest rate method.

Net Physical Commodities Income

We enter into contracts to purchase physical commodities for the purpose of selling in the near future to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognized and measured at fair value, with the resulting fair value gains and losses being included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced payables and receivables are measured at their fair value through the income statement.

Expenses

Compensation and benefits

Compensation and benefits include wages and salaries, as well as short-term employee benefits and retirement benefits. For short-term employee benefits, a liability is recognized for the amount expected to be paid if we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. For retirement benefits, we operate defined contribution schemes. Payments to such defined contribution retirement benefit schemes are recognized as an expense when employees have rendered services entitling them to contributions.

Depreciation and Amortization

Depreciation of property, plant and equipment begins when such assets are available for use (i.e., when they are in the location and condition necessary to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life.

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Software relates to both hosted and internally developed software solutions, both of which have a finite useful economic life of between two and five years. Software is amortized in the income statement on a straight-line basis over the period we expect to benefit from using the software.

Other Expenses

Other expenses mainly relate to expenses for professional fees, non-trading technology and support, trading systems and market data, occupancy and equipment rental, travel and business development and communications.

Impairment of Goodwill and Intangibles

Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognized in the income statement.

Impairment for credit losses

We recognize a loss allowance for expected credit losses (“ECLs”) on investments in debt instruments that are measured at amortized cost or at fair value through other comprehensive income. No impairment loss is recognized for investments in equity instruments. The amount of ECLs is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. We always recognize lifetime ECLs for trade receivables. ECLs are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and forward-looking expectation.

Bargain Purchase Gain on Acquisitions

A bargain purchase results when a business is acquired for less than the fair market value of its net assets, such as if the acquisition date amounts of the identifiable assets, liabilities and contingent liabilities acquired exceed the sum of the fair value of consideration transferred. A bargain gain is recognized in the income statement.

Other Income

Other income relates mainly to a research and development tax expenditure credit.

Share of Results in Associates and Joint Ventures

Our investment in our associates is accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in our share of net assets of the associate or joint venture since the acquisition date. The income statement reflects our share of the results of operations of the associate.

Tax

Tax expense represents the sum of the tax currently payable and deferred tax. A mix of geographical revenue and costs in any given period drives our effective tax rate. As our business decisions are not driven by a targeted tax rate, but rather by operating activities, this will introduce variability in our effective tax rate year over year, which impacts our net results.

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Results of Operations

The following table sets forth the results of operations for the years ended December 31, 2022 and 2021. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
	2022	2021
	(Restated)*
	(millions)
Consolidated Income Statement
Commission and fee income	$651.0	$573.7
Commission and fee expense	(299.2)	(283.8)

Net commission income	351.8	289.9
Net trading income	325.3	239.9
Interest income	194.4	23.1
Interest expense	(165.0)	(26.4)

Net interest income/(expense)	29.4	(3.3)
Net physical commodities income	4.6	15.0

Revenue	711.1	541.5
Expenses:
Compensation and benefits	(438.6)	(359.2)
Depreciation and amortization	(13.8)	(10.3)
Other expenses	(147.8)	(103.5)
Impairment of goodwill and intangibles	(53.9)	—
Impairment for credit losses	(9.5)	(0.8)
Bargain purchase gain on acquisitions	71.6	—
Other income	2.8	1.9
Share of results in associates and joint ventures	(0.3)	0.3

Profit before tax	121.6	69.9
Tax	(23.4)	(13.4)

Profit after tax	$98.2	$56.5

*	Please see note 1 to our consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Commission Income

Net commission income increased by 21.4% to $351.8 million for the year ended December 31, 2022 from $289.9 million for the year ended December 31, 2021. The increase was primarily driven by higher activity in our core metals, agriculture and energy markets, which benefited from increased segmental volumes and higher levels of client activity and the acquisition of ED&F Man Capital Markets business in the fourth quarter.

In our Clearing business, net commission income increased by 32.9% to $146.9 million in 2022, largely reflecting an increase in volumes cleared due to higher levels of client activity and the inclusion of the ED&F Man Capital Markets business operations in the final quarter of the year. While in our Agency and Execution business, net commission income increased by 13.9% to $204.9 million, primarily due to the inclusion of the ED&F Man Capital Markets operations in the final quarter of the year, which expanded our capabilities, particularly in the financial securities markets.

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Net Trading Income

Net trading income increased by 35.6% to $325.3 million for the year ended December 31, 2022 from $239.9 million for the year ended December 31, 2021. The increase was primarily driven by an increase in trading volumes in our Market Making and Solutions businesses, which increased collectively approximately 30% in 2022, reflecting an expansion in our service offerings and international footprint and higher volatility as a result of the Russia’s invasion of Ukraine, which resulted in higher levels of client activity on our platform year over year.

Revenue from the metals and energy markets increased due to the significant increase in volatility and client activity in the first half of 2022 when markets were heavily impacted by Russia’s invasion of Ukraine. These benefits more than offset the year over year revenue decline from agricultural trading activities, which were negatively impacted by the disruption to trade flows from Ukraine’s position as a large producer in the global grains market following the invasion.

Net Interest Income

Interest income increased to $194.4 million for the year ended December 31, 2022 from $23.1 million for the year ended December 31, 2021. Interest expense increased to $165.0 million for the year ended December 31, 2022 from $26.4 million for the year ended December 31, 2021. During 2022 and 2023, central banks around the world have raised interest rates in response to significant inflationary pressures. For example, the average Fed Funds rate, which is the interest rate at which depository institutions trade federal funds with each other overnight, increased to 1.7% for the year ended December 31, 2022 from 0.1% in 2021. In addition to this increase in interest rates, we experienced increases in our total client balances (including segregated and non-segregated client balances), which increased to $14.9 billion as of December 31, 2022 from $6.2 billion as of December 31, 2021. These total client balances increases were due to a combination of increased activity levels associated with market volatility, higher absolute market prices of commodities and increased margin requirements, as well as, for the year ended December 31, 2022, the acquisition of ED&F Man Capital Markets. As a result of these increases in interest rates and total client balances, our net interest income increased to $29.4 million for the year ended December 31, 2022 from $3.3 million net interest expense in 2021.

Net Physical Commodities Income

Net physical commodities income decreased by 69.3% to $4.6 million for the year ended December 31, 2022 from $15.0 million for the year ended December 31, 2021. While income from physical commodities activity decreased for the year ended December 31, 2022, this does not include the hedging activities used to manage the market risk arising from this physical commodities activity, which is reported as net trading income. For the year ended December 31, 2021, we incurred hedges of a $9.2 million loss, compared to a $4.2 million gain for the year ended December 31, 2022. On a net basis, income from our physical commodity business increased by 46.7% from a net profit of $8.8 million for the year ended December 31, 2022 from $6.0 million for the year ended December 31, 2021. This increase was primarily the result of an increase in client demand for sustainable alternatives and buoyant conditions within the metals market.

Revenue

Revenue increased by 31.3% to $711.1 million for the year ended December 31, 2022 from $541.5 million for the year ended December 31, 2021. The increase was primarily due to an increase in revenue from our Clearing and Market Making businesses, which benefited from an increased

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number of clients on our platform and increased levels of client activity due to higher volatility in the energy and commodity markets.

Expenses

Compensation and benefits

Compensation and benefits expense increased by 22.1% to $438.6 million for the year ended December 31, 2022 from $359.2 million for the year ended December 31, 2021 due to a 20% year over year increase in salary and wage costs due to pay raises, a 16.9% year over year increase in average headcount, particularly in our Control and Support segment, and an increase in share-based compensation as more staff were included in our incentive plan scheme. Our average monthly number of full-time employees increased to 1,241 for the year ended December 31, 2022 from 1,062 for the year ended December 31, 2021.

Depreciation and amortization

Depreciation and amortization expense increased by 34.0% to $13.8 million for the year ended December 31, 2022 from $10.3 million for the year ended December 31, 2021. The increase was primarily due to the depreciation and amortization of assets acquired during 2022, mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses

Other expenses increased by 42.8% to $147.8 million for the year ended December 31, 2022 from $103.5 million for the year ended December 31, 2021. This increase was primarily due to an increase in non-trading technology and support costs, trading systems and market data costs due to updates and enhancements to IT systems. Further, professional fees increased due to activities related to acquisitions.

Impairment of goodwill and intangibles

Impairment of goodwill and intangibles increased to a loss of $53.9 million for the year ended December 31, 2022, which was primarily due to an impairment charge with our OTC energy business that was recognized due to the combination of market conditions and increased discount rates.

Impairment for credit losses

Impairment for credit losses increased to $9.5 million for the year ended December 31, 2022 from $0.8 million for the year ended December 31, 2021. The increase was primarily due to the recognition of impairment losses on amounts due from two clients unable to cover margin calls during the period.

Bargain Purchase Gain on Acquisitions

Bargain purchase gain on acquisitions increased to $71.6 million for the year ended December 31, 2022. The acquisition of ED&F Man Capital Markets resulted in a gain due to the desire of the seller to exit the capital markets business segment. The lack of other companies that could acquire the business allowed us to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired business.

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Other Income

Other income increased by 47.4% to $2.8 million for the year ended December 31, 2022 from $1.9 million for the year ended December 31, 2021. The increase was primarily due to a research and development expenditure credit from HMRC, which was identified after a full review and resulted in a $1.2 million taxable credit to the income statement.

Tax

Tax expenses increased by 74.6% to $23.4 million for the year ended December 31, 2022 from $13.4 million for the year ended December 31, 2021. The increase was due primarily to an increase in profit in 2022.

Our effective tax rate was 19.2% for each of the years ended December 31, 2022 and 2021.

Segment Revenue and Adjusted Operating Profit

Our revenue and Adjusted Operating Profit by business segment is summarized below.

	Year ended December 31,
	2022	2021
	(millions)
Revenue
Clearing	$224.0	$135.0
Agency and Execution	226.0	187.3
Market Making	161.3	131.3
Hedging and Investment Solutions	99.8	87.9

Total Revenue	711.1	541.5

Adjusted Operating Profit
Clearing	93.8	36.8
Agency and Execution	19.2	21.1
Market Making	59.2	45.1
Hedging and Investment Solutions	27.8	31.8

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Clearing

Our Clearing revenue increased by 65.9% to $224.0 million for the year ended December 31, 2022 from $135.0 million for the year ended December 31, 2021. Excluding the impact of intersegmental funding allocations, this increase was primarily due to an increase in commission revenue in our core energy, agriculture and metals Clearing businesses and the acquisition of ED&F Man Capital Markets in the fourth quarter of the year. In addition, we onboarded several notable new clients during the year and benefitted from the adoption of a dynamic approach to pricing with certain clients.

Our Clearing Adjusted Operating Profit increased by 154.9% to $93.8 million for the year ended December 31, 2022 from $36.8 million for the year ended December 31, 2021. This increase was due to increases in client volumes, commission revenue as well as higher interest income due to both higher client balances and higher central bank interest rates in response to inflationary pressures, which benefitted our margins, particularly in the second half of the year.

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Agency and Execution

Our Agency and Execution revenue increased by 20.7% to $226.0 million for the year ended December 31, 2022 from $187.3 million for the year ended December 31, 2021. This increase was primarily due to an increase in revenue from financial securities following the completion of the acquisition of ED&F Man Capital Markets.

Our Agency and Execution Adjusted Operating Profit decreased by 9.0% to $19.2 million for the year ended December 31, 2022 from $21.1 million for the year ended December 31, 2021. This decrease was primarily due to deterioration of market conditions including higher absolute energy prices and increased margin requirements, which resulted in decreased client activity in our energy business in the second half of the year. Average front-office headcount slightly increased during the period, as we looked to reallocate resources to invest in certain geographies to expand our product and client coverage, which had a slight negative impact on our Adjusted Operating Profit for our OTC energy operations.

Market Making

Our Market Making revenue increased by 22.8% to $161.3 million for the year ended December 31, 2022 from $131.3 million for the year ended December 31, 2021. The increase was due primarily to an increase in revenue from our metals and energy businesses, which collectively increased by $46.8 million as a result of a significant increase in volatility and client activity in the first six months of 2022 following Russia’s invasion of Ukraine. However, activity in the agriculture market was lower, as Ukraine is a large producer in the global grains market, and the invasion disrupted trade flows. This caused our revenue for this asset class for the year ended December 31, 2022 to decline by $15.1 million compared to the revenue for this asset class for the year ended December 31, 2021. While volatility remained elevated in the second half of the year, market conditions and levels of client activity normalized.

Our Market Making Adjusted Operating Profit increased by 31.3% to $59.2 million for the year ended December 31, 2022 from $45.1 million for the year ended December 31, 2021. This increase was primarily due to positive market conditions and change in the mix of strategic investments, organic growth initiatives and the selective hiring of additional resources to further enhance our product development and coverage.

Hedging and Investment Solutions

Our Hedging and Investment Solutions revenue increased by 13.5% to $99.8 million for the year ended December 31, 2022 from $87.9 million for the year ended December 31, 2021. Excluding the impact of intersegmental funding allocations, the increase was due primarily to strong demand for our commodity hedging services due to increased market volatility, combined with our expanded distribution network particularly in the United States, which led to an increase in our number of active clients on our platform. Our Financial Products area of the business was impacted by lower investor risk appetite due to the weaker performance of the equity capital markets, particularly in the first half of the year.

Our Hedging and Investment Solutions Adjusted Operating Profit decreased by 12.6% to $27.8 million for the year ended December 31, 2022 from $31.8 million for the year ended December 31, 2021. The decrease was due primarily to lowered demand for our Financial Products as a result of the weaker performance of the equity markets, particularly in the first half of the year, and continued investment in our distribution capabilities and Control and Support to support our future growth.

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Non-IFRS Measures

In addition to our results determined in accordance with IFRS, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists and (vii) IPO preparation costs. Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the trading performance of our businesses and is therefore the measure of segment profit that we present under IFRS. Adjusted Operating Profit is also presented on a consolidated basis because our management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Operating Profit is a non-IFRS measure. The most directly comparable IFRS measure is profit after tax.

We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS measure is return on revenue, which is profit after tax divided by revenue.

We define Adjusted Sharpe ratio as the ratio calculated as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Operating Profit. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

	Year ended December 31,
	2022	2021
	(millions, except for percentages)
Adjusted Operating Profit	$121.7	$79.6
Adjusted Operating Profit Margin	17%	15%
Adjusted Sharpe ratio	4.1	2.2

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that

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these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio may vary from others in our industry. Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio as reported by us to Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Sharpe ratio as reported by other companies.

Adjusted Operating Profit and Adjusted Operating Profit Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS. Some of these limitations are:

•	the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;

•

by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and

•	the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.

Accordingly, prospective investors should not place undue reliance on Adjusted Operating Profit, Adjusted Operating Profit Margin or Adjusted Sharpe ratio.

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The following table reconciles Adjusted Operating Profit and Adjusted Operating Profit Margin from the most directly comparable IFRS measure, which is profit after tax and return on revenue, which is profit after tax divided by revenue, respectively, for the periods presented:

	Year ended December 31,
	2022	2021
	(millions, except percentages)
Profit after tax	$98.2	$56.5
Tax	23.4	13.4
Goodwill impairment charges(a)	53.9	—
Acquisition costs(b)	11.5	—
Bargain purchase gains(c)	(71.6)	—
Owner fees(d)	3.4	2.1
Amortization of acquired brands and customer lists(e)	2.2	1.0
IPO preparation costs(f)	0.7	6.6

Adjusted Operating Profit	$121.7	$79.6

Return on revenue	14%	10%

Adjusted Operating Profit Margin	17%	15%

(a)

Goodwill impairment charges relate to the impairment charge recognized for our Energy CGU, which was largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.

(b)

Acquisition costs are costs, such as legal fees incurred in relation to the acquisitions of ED&F Man Capital Markets, Arfinco SA and OTCex Group (completed in 2023), presented in the income statement within other expenses.

(c)	Bargain purchase gains relate to a gain of $71.6 million recognized as a result of the acquisition of ED&F Man Capital Markets.
(d)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our profitability, presented in the income statement within other expenses. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and will cease to be incurred after the completion of this offering.

(e)

Amortization of acquired brands and customer lists represents the amortization charge for the year the brands and customer lists were acquired, presented in the income statement within depreciation and amortization.

(f)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

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The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS ratio, the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year ended December 31,
	2022	2021
	(millions, except ratios)
Average monthly profit after tax	8.2	4.7
Standard deviation on monthly profit after tax(a)	3.0	2.6
Sharpe ratio	2.8	1.8

Average monthly Adjusted Operating Profit	10.1	6.6
Standard deviation on monthly Adjusted Operating Profit(a)	2.5	3.0
Adjusted Sharpe ratio	4.1	2.2

(a)

In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The variance is calculated as the sum of the squares of the difference between monthly profit and the mean operating profit, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Operating Profit basis).

A reconciliation of Adjusted Operating Profit to profit after tax is included above.

Seasonality

While we are not materially impacted by seasonality, traditionally financial markets around the world generally experience lower volumes at the end of the year due to a slowdown in the business activities around holiday seasons.

Liquidity and Capital Resources

Our primary sources of liquidity include cash from operations, proceeds from the Structured Notes Program and the Public Offer Program, drawdowns under our Credit Facilities and the EMTN Program and proceeds from the AT1 Securities and Tier 2 Notes. Each of these is discussed in further detail in “—Debt Programs” and “—AT1 Securities” below. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of 12 months after the financial statement issuance date.

We require, and will continue to require, significant cash resources to, among other things, post margin with exchanges for client trades, invest into higher yielding permissible investments, pay employee compensation and fund acquisitions while maintaining regulatory minimums. One such regulatory minimum is the K-factor capital requirement, which reflects an assessment of market, credit and operational risk for a company’s operations as defined by the IFPR regulations. For the years ended December 31, 2022 and 2021, we were subject to regulatory minimum K-factor capital requirements of $165 million and $93 million, respectively, and we had $485 million and $296 million total regulatory capital available for the same periods, respectively. Growth in our K-factor requirements was due to a combination of revenue and balance sheet growth and client activity.

We hold excess capital to support our credit ratings and have a total capital ratio of 266% and $530 million in liquidity headroom as of December 31, 2022. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the

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relevant period. We calculate our liquidity headroom as the maximum cumulative outflow based on three scenarios that we consider (systemic, idiosyncratic and combined) together with assumptions based on various factors, such as variation margin requirements, initial margin call requirements and our ability to draw on the Marex Revolving Credit Facility (as defined below) to give a total headroom over and above triggers and limits approved by our board of directors for each factor.

The risk-adjusted capital framework (“RACF”) is used to evaluate the capital adequacy of financial institutions. The RACF is used to derive a risk-adjusted capital ratio (“RAC ratio”) by comparing a company’s measure of capital, which is total adjusted capital including equity and hybrids, to the risks undertaken by a company as measured by risk-weighted assets (“RWAs”) including credit, market, operational and counterparty risk exposure. The RAC ratio reflects a company’s relative level of capitalization in the context of the economic and industry risks it is exposed to and measures the capital amount available for the company to absorb losses. To determine a company’s RWAs, the risk exposure amount is multiplied by the associated risk weight. The RACF is calibrated so that a RAC ratio of 8% means that a company should have sufficient capital to withstand a substantial stress scenario in developed markets. As of December 31, 2022, S&P Global Ratings calculated our RAC ratio to be 12.8%, and our leverage ratio was 3.2 times for the same period.

Based on our forecasts, we believe that cash flows from our operations, available cash on hand and available borrowing capacity under our Credit Facilities, Structured Notes Program, Public Offer Program, EMTN Program and AT1 Securities and Tier 2 Notes will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including any future acquisitions. We could be required, or could elect, to seek additional funding through public or private equity or debt financings.

Cash Flows

The following table summarizes our key cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	(millions)
Net cash from operating activities	$219.0	$463.6
Net cash used in investing activities	(46.3)	(19.8)
Net cash from/(used in) financing activities	33.1	(20.0)

Net Cash From Operating Activities

Net cash from operating activities was $219.0 million for the year ended December 31, 2022 as compared to $463.6 million for the year ended December 31, 2021. The decrease was due primarily to the introduction of our broker dealer business as part of the acquisition of ED&F Man Capital Markets. The repurchase agreement and stock borrowing businesses acquired resulted in a net cash outflow of $330.6 million, which was partially offset by net cash inflows of $115.7 million from the net sales of inventory, including cryptocurrency and scrap metals, in 2022 compared to the net purchase of inventory in 2021.

Net Cash Used In Investing Activities

Net cash used in investing activities was $46.3 million for the year ended December 31, 2022 as compared to $19.8 million for the year ended December 31, 2021. This increase was due primarily to an increase in net cash paid on acquisitions.

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Net Cash From/(Used in) Financing Activities

Net cash from financing activities was $33.1 million for the year ended December 31, 2022 as compared to $20.0 million used in the year ended December 31, 2021. This increase was due primarily to Additional Tier 1 capital issued and the settlement of the Tier 2 debt securities during 2022.

Debt Programs

As of December 31, 2022, we had 2,488 debt securities with an aggregate principal amount of $1,160.0 million outstanding, which included $1,155.9 million of debt securities issued under the Structured Notes Program, with an average maturity of 17 months and an average interest rate of 2.7%, and $4.1 million of debt securities issued under our Tier 2 Program, with an average maturity of 40 months and an average interest rate of SOFR plus 643 basis points. As of December 31, 2022, we had no debt securities outstanding under our Public Offer Program or our EMTN Program.

Financial Products Programs

In 2018 and September 2021, we launched our Structured Notes Program and Public Offer Program (together, the “Financial Products Programs”), respectively, which are at the core of Financial Products, our structured notes business. Our Financial Products business provides our clients with structured investment products (the “Structured Notes”) and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.

Structured Notes Program

Under the Structured Notes Program, Marex Group plc and Marex Financial may issue warrants, certificates or notes, including auto-callable, fixed, stability and capital-linked notes with varied terms (the “Structured Securities”).

We publish a private placement memorandum for the Structured Notes Program, which has not been approved by any competent regulatory authority. Structured Securities issued under the Structured Notes Program may be listed on a stock exchange or unlisted. The Structured Notes Program has been approved by the Vienna Stock Exchange and is listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial, entered into a program agreement with Citibank N.A., London Branch and Citibank Europe plc in respect of the Structured Notes Program (the “Structured Notes Program Agreements”). Pursuant to the terms of the Structured Notes Program Agreements, Marex Group plc and Marex Financial appointed Citibank N.A., London Branch as principal program agent and Citibank Europe plc as registrar in respect of the Structured Notes Program (the “Structured Notes Agents”). Marex Financial agreed to act as calculation agent in respect of the Structured Notes Program. Marex Group plc and Marex Financial may at any time terminate the appointment of the Structured Notes Agents, provided that, so long as any instrument held in a clearing system is outstanding, there will at all times be Structured Notes Agents.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial, entered into an agency agreement with Citibank N.A. London Branch and Citigroup Europe plc in respect of the Structured Notes Program (the “Structured Notes Agency Agreements”). Pursuant to the terms of the Structured Notes Agency Agreements,

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Marex Group plc and Marex Financial appointed Citigroup Europe plc as registrar and Citibank N.A., London Branch as fiscal agent, paying agent and transfer agent (together, the “Structured Notes Agency Agents”). Marex Group plc and Marex Financial may revoke the appointment of any Structured Notes Agency Agents as their agent under the Structured Notes Agency Agreements and/or in relation to any series of notes by not less than thirty days’ notice provided, however, such revocation shall not be effective until a successor thereto has been appointed.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds structured notes under the Structured Notes Program (the “Structured Notes Deeds of Covenant”). The Structured Notes Deeds of Covenant is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Structured Notes Deeds of Covenant, Marex Group plc and Marex Financial constitute the securities issued pursuant to the Structured Notes Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Structured Notes Program conditions contained in the private placement memorandum relating the Structured Notes Program.

Public Offer Program

Under the Public Offer Program, Marex Financial may issue warrants, certificates or notes, including auto-callable, fixed, stability and capital-linked notes with varied terms (the “Public Offer Securities”).

We publish a base prospectus for the Public Offer Program, which has been approved by the competent regulatory authority of Luxembourg, and such approval was notified to the competent regulatory authority of Italy. As a result, Public Offer Securities may be listed and traded on the regulated market of the Luxembourg Stock Exchange and listed on Borsa Italiana S.p.A. and traded on the regulated markets of and/or certain trading facilities organized and managed by Borsa Italiana S.p.A. The base prospectus may be registered in Switzerland with the SIX Exchange Regulation AG as an approved prospectus, which would permit public offers of Public Offer Securities issued by Marex Financial.

On September 29, 2023, Marex Group plc and Marex Financial entered into a program agency agreement with Citibank N.A., London Branch and Citibank Europe PLC in respect of the Public Offer Program (the “Public Offer Program Agency Agreement”). Pursuant to the terms of the Public Offer Program Agency Agreement, Marex Group plc and Marex Financial appointed Citibank N.A., London Branch as fiscal agent, principal program agent, paying agent and transfer agent and Citibank Europe PLC as registrar in respect of the Public Offer Program (together the “Public Offer Program Agents”). Marex Financial agreed to act as calculation agent in respect of the Public Offer Program. Marex Group plc and Marex Financial may at any time terminate the appointment of a Public Offer Program Agent as their agent under the Public Offer Agency Agreement and/or in relation to any series of notes, provided that, so long as any security held in a clearing system is outstanding, there will at all times be a relevant Public Offer Program Agent.

On September 29, 2023, Marex Group plc and Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds securities under the Public Offer Program (the “Public Offer Deed of Covenant”). The Public Offer Deed of Covenant is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Public Offer Deed of Covenant, Marex Group plc and Marex Financial constitute the securities issued pursuant to the Public Offer

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Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Public Offer Program conditions contained in the base prospectus relating to the Public Offer Program.

Tier 2 Program

Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index-linked notes with varied terms that qualify as Tier 2 Capital (the “Tier 2 Notes”).

In July 2020, Marex Financial established a Tier 2 Program and subsequently issued Tier 2 Notes. On each of June 8, 2020 and September 28, 2021, Marex Financial entered into an agency agreement with Citigroup Global Markets Europe AG in respect of the Tier 2 Program (the “Tier 2 Agency Agreements”). Pursuant to the terms of the Tier 2 Agency Agreements, Marex Financial appointed Citigroup Global Markets Europe AG as registrar and Citibank N.A., London Branch as fiscal agent, paying agent and transfer agent (together, the “Tier 2 Agents”). On each of June 8, 2020 and September 23, 2021, Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds structured notes under the Tier 2 Program (the “Tier 2 Deeds of Covenant”). The Tier 2 Deeds of Covenant are intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Tier 2 Deeds of Covenant, Marex Financial issued the Tier 2 Notes pursuant to the Tier 2 Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Tier 2 Program conditions contained in the private placement memorandum relating the Tier 2 Program.

The Tier 2 Program has been approved by the Vienna Stock Exchange, and the Tier 2 Notes are listed on the Vienna MTF. As of December 31, 2022, we had $4.1 million of Tier 2 Notes outstanding with an average maturity of 40 months and an average interest rate of SOFR plus 643 basis points.

EMTN Program

On October 13, 2022, Marex Group plc entered into a dealer agreement with Goldman Sachs International and HSBC Bank plc to establish our EMTN Program (the “EMTN Dealer Agreement”). Pursuant to the terms of the EMTN Dealer Agreement, Marex Group plc appointed Goldman Sachs International as arranger and dealer (the “Arranger”) and HSBC Bank plc as dealer (together with the Arranger, the “Dealers”) in respect of the EMTN Program. Under the EMTN Dealer Agreement, the Dealers may agree from time to time with Marex Group plc, as the issuer of the EMTN notes (all tranches of notes issued under the EMTN Program collectively, the “EMTN Notes”), to subscribe and pay for a tranche of EMTN Notes. Under the EMTN Program, Marex Group plc may, from time to time, issue tranches of notes with varying terms. The establishment of the EMTN Program further strengthened our liquidity position and diversified our sources of funds.

On October 13, 2022, Marex Group plc entered into an agency agreement trust deed with Citicorp Trustee Company Limited, Citibank, N.A., London Branch and Citibank Europe plc in respect of the EMTN Program (the “EMTN Agency Agreement”). Pursuant to the terms of the EMTN Agency Agreement, Marex Financial appointed Citicorp Trustee Company Limited as trustee, Citibank, N.A., London Branch as principal agent and calculation agent and Citibank Europe plc as registrar and transfer agent. On the same date, Marex Group plc entered into a trust deed in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme who holds EMTN Notes under the EMTN Program (the “EMTN Trust Deed”). The EMTN Trust Deed is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the EMTN Trust Deed, Marex Group plc issued the EMTN Notes

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pursuant to the EMTN Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the EMTN Program conditions contained in the private placement memorandum relating the EMTN Program.

The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0 million (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and (subject to the Negative Pledge (as defined below)) unsecured obligations of Marex Group plc. The EMTN Notes (and any coupon relating thereto) rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of Marex Group plc, present or future (other than obligations of Marex Group plc, which rank or are expressed to rank junior to the EMTN Notes and other than such obligations of Marex Group plc, which are given priority pursuant to applicable statutory provisions or other applicable mandatory law of general application). The EMTN Program contains also certain customary events of default and optional redemption, and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets (with permitted exceptions). The EMTN Program and the EMTN Notes are listed and traded on the Vienna MTF.

In February 2023, we issued 8.375% senior fixed rate notes due February 2, 2028 in the amount of €300.0 million under our EMTN Program (the “2028 Notes”), which was the first tranche of EMTN Notes issued. All of the 2028 Notes may be redeemed at the option of Marex Group plc at par on any day on or after November 2, 2027, up to (but excluding) the maturity date. The net proceeds of the issuance of the 2028 Notes were applied for general corporate purposes, which included the funding of acquisitions.

Additional Tier 1 Capital (“AT1 Securities”)

In June 2022, Marex Group plc issued an aggregate principal amount of $100.0 million of Additional Tier 1 13.25% fixed rate perpetual subordinated contingent convertible notes. The AT1 Securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing applicable capital requirements rules and are classified as equity instruments according to IAS 32 Financial Instruments: Presentation.

Interest on the AT1 Securities accrues at a fixed rate of 13.250% per annum and is payable semi-annually in arrears in equal instalments on June 30 and December 30 in each year, which commenced on December 30, 2022. On the first reset date, December 30, 2027, in the event that the securities are not redeemed, interest will be reset to the five-year semi-annual U.S. treasury securities yield plus a margin of 10.158% per annum. The interest payment is fully discretionary, non-cumulative and conditional upon us being solvent at the time of payment, having sufficient distributable reserves and not being required by the regulatory authorities to cancel an interest payment.

In the year ended December 31, 2022, we paid distributions amounting to $6.63 million on the AT1 Securities. We may, in our sole and full discretion, subject to regulatory approval, redeem all of the securities on any day falling in the period commencing on (and including) June 30, 2027 and ending on (and including) the first reset date or on any interest payment date thereafter at the prevailing principal amount together with accrued but unpaid interest. In addition, the AT1 Securities are redeemable at our option for certain regulatory or tax reasons, subject to regulatory approval.

The AT1 Securities, which do not carry voting rights, rank pari passu with holders of Tier 1 instruments (excluding our ordinary shares). The AT1 Securities rank ahead of the holders of our share capital but junior to the claims of our senior creditors. All AT1 Securities convert into ordinary shares of Marex Group plc, at a pre-determined price, should our IFPR Common Equity Tier 1 Ratio fall to less than 64%.

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Credit Facilities

As of December 31, 2022, we had access to three credit facilities with a total commitment of $405.0 million.

Marex Revolving Credit Facility

We entered into a facility agreement of $120.0 million with Lloyd’s Bank on June 6, 2014, which we renewed in March 2021 (the “2014 Facility Agreement”). On June 30, 2023, we refinanced the 2014 Facility Agreement with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and Industrial and Commercial Bank of China Limited, London Branch. The Marex Revolving Credit Facility is currently committed up to $150.0 million and incorporates a swingline facility of up to $37.5 million (the “Swingline Facility”). Barclays Bank plc and HSBC Bank plc are the lenders for the purposes of the Swingline Facility. Both the Swingline Facility and the Marex Revolving Credit Facility are subject to the overall limit of $150.0 million.

Advances under the Marex Revolving Credit Facility and the Swingline Facility may be applied towards the repayment of any outstanding loans and other financial indebtedness outstanding under the 2014 Facility Agreement, as well as general corporate and working capital purposes.

The rate of interest on a loan under the Marex Revolving Credit Facility or the Swingline Facility will either be: (a) the percentage rate per annum that is the aggregate of the applicable margin, which is by default and subject to certain conditions, including, but not limited to, a change in the credit rating of Marex Group plc, 2.10% per annum (the “Margin”) and the euro interbank offered rate administered by the European Money Markets Institute, or (b) the percentage rate per annum that is the aggregate of the applicable Margin and compounded reference rate for that day as calculated in accordance with the calculation described in the agreement governing the Marex Revolving Credit Facility.

The agreement governing the Marex Revolving Credit Facility contains customary provisions, including voluntary and mandatory prepayment upon a change of control (excluding a qualifying initial public offering of Marex Group plc), and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Financial Indebtedness (as defined in the Marex Revolving Credit Facility).

The agreement governing the Marex Revolving Credit Facility also requires us to comply with certain financial covenants, including the requirement to maintain certain financial ratios. Such ratios include a total leverage ratio of less than 3.00:1 (the total leverage ratio being the ratio of net debt to consolidated EBITDA for the 12 months preceding the end of each quarter (the “Relevant Period”)), an interest cover ratio of more than or equal to 3.00:1 (the interest cover ratio being the ratio in any Relevant Period of consolidated EBITDA to net finance charges for that Relevant Period) and a tangible net worth greater than $250,000,000 in respect of any Relevant Period.

The final maturity date of the Marex Revolving Credit Facility is June 30, 2026, subject to an extension option of 12 months.

MCMI Facility

Through our acquisition of ED&F Man Capital Markets (now Marex Capital Markets Inc.), we have access to a revolving credit facility of $160.0 million (which we reduced to $100.0 million from May 4, 2023) arranged by BMO Harris Bank N.A. (now BMO Bank N.A.) (“BMO”) and in which BMO, Barclays Bank PLC, Customers Bank, TriState Capital Bank and Northbrook Bank & Trust Company are lenders

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(the “MCMI Facility”). The MCMI Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over our assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Indebtedness (as defined in the MCMI Facility). The applicable interest rate for each loan made under the MCMI Facility is the rate announced by the administrative agent under the MCMI Facility from time to time as such administrative agent’s prime commercial rate in effect on such day. We are also required to comply with certain financial covenants, including the requirement to maintain certain financial ratios. Such ratios include (i) a minimum net capital amount equal to $312,320,000 and (ii) a minimum total regulatory capital amount equal to $412,500,000.

MCMI Credit Facility

Through our acquisition of ED&F Man Capital Markets, we have access to a $125.0 million uncommitted securities financing facility through MCMI with BMO Harris Bank N.A. (now BMO Bank N.A.), which is secured by a promissory note and first liens on collateral deposited with BMO Harris Bank N.A., including negotiable warehouse receipts and marketable securities subject to certain haircuts (the “MCMI Credit Facility”). The MCMI Credit Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over our assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Indebtedness (as defined in the MCMI Credit Facility). We are also required to comply with certain financial covenants. The interest rate to be paid is mutually agreed between us and BMO Bank N.A. in accordance with the MCMI Credit Facility.

Contractual Obligations and Commitments

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The table below sets forth our contractual obligations and commitments to make future payments by type and period as of December 31, 2022.

Contractual Obligations	Total	On Demand	Less than 3 Months	3-12 Months	1-5 Years	More than 5 Years
Repurchase agreements	$4,381.4	1,874.5	2,500.4	6.5	—	$—
Short securities	986.8	676.8	310.0	—	—	—
Amounts due to exchanges, clearing houses and other counterparties	180.0	180.0	—	—	—	—
Trade payables	6,189.7	5,652.9	160.8	376.0	—	—
Other creditors	11.9	5.6	5.2	1.1	—	—
Stock lending	1,396.9	1,004.0	392.9	—	—	—
Short-term borrowings	12.9	—	12.9	—	—	—
Long-term borrowings	135.8	—	—	—	135.8	—
Debt securities	1,160.0	—	121.7	284.0	696.2	58.1
Lease liabilities	40.8	—	2.2	6.5	24.5	7.6

Total non-derivative financial liabilities as of December 31, 2022	$14,496.2	9,393.8	3,506.1	674.1	856.5	65.7

Critical Accounting Estimates

The preparation of our financial statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

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Estimates and assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period an estimate is revised. See note 4 to our consolidated financial statements included elsewhere in this prospectus.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires us to estimate the future revenue from the CGU and a suitable discount rate in order to calculate the present value.

Future projections are based on the most recent financial projections considered by our board of directors as at the valuation date that are used to project cash flows.

The post-tax discount rates may be significantly affected by market interest rates or other market conditions. Such rates incorporate inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the region concerned and a premium for the risk of the business being evaluated.

A number of factors, many of which are out of our control, could cause our actual results to differ from the estimates and assumptions employed. These factors include:

•	a prolonged global or regional economic downturn;
•	a significant decrease in the demand for our services;
•	a significant adverse change in legal factors or in the business climate;
•	an adverse action or assessment by a regulator; and
•	successful efforts by our competitors to gain market share in our markets.

Where the actual future revenue is less than expected or there is a change in facts and circumstances that results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue growth rates and terminal growth rates. Should the actual performance decline from the assumptions made relating to the discount rates, revenue growth rates and terminal growth rates, or if future outlook changes over time, there is a risk of a material adjustment to goodwill within the next 12 months in our energy CGU, on which the we already recognized a goodwill impairment charge of $53.9 million during the year ended December 31, 2022. Please see note 12 to our consolidated financial statements included elsewhere in this prospectus for further details and a sensitivity analysis.

Quantitative and Qualitative Disclosures of Market Risks

Our activities expose us to a number of financial risks including credit risk, market risk and liquidity risk. We manage these risks through various control mechanisms, and our approach to risk management is both prudent and evolving. Overall responsibility for risk management rests with our board of directors. Dedicated resources within our Risk Department control and manage the exposures of our own positions, the positions of our clients and their exposures to their counterparties, within the risk appetite set by our board of directors. For additional information, see note 32 to our consolidated financial statements included elsewhere in this prospectus.

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Credit risk

The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Our credit risk principally arises from cash and cash equivalents deposited with third-party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.

We only make treasury deposits with banks and financial institutions that have received approval from our Executive Credit and Risk Committee. These deposits are also subject to counterparty limits with respect to concentration and maturity.

Our exposure to customer and counterparty transactions and balances is managed through our credit policies and, where appropriate, the use of initial and variation margin credit limits in conjunction with overall position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by our Executive Credit and Risk Committee through a formalized process.

We have received collateral in respect of our derivative assets during the year ended December 31, 2022 amounting to $218.7 million. Collateral was recognized in amounts due to exchanges, clearing houses and other counterparties.

Market risk

Our activities expose us to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. Our Market Making and Hedging and Investment Solutions businesses generate market risk as we interact as principal. Our Clearing and Agency and Execution businesses do not generate market risk.

Market risk sensitivity

Our market risk exposure is modest. We manage this market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. We use a range of tools to monitor and limit market risk exposures, including VaR, sensitivity analysis and stress testing. A Monte Carlo simulation model VaR is used for the following Market Making businesses: metals, agriculture, energy, CSC Commodities and equities. A separate VaR model using the historical method is utilized by the newly acquired desks from ED&F Man Capital Markets. VaR limits are complemented by a range of risk sensitivity limits and stress risk limits. Our Hedging and Investment Solutions business, owing to the inherent complexity of the products in this business, uses a wide range of risk sensitivity limits and stress risk limits as an alternative to our VaR infrastructure or VaR models. The risk sensitivity limits and VaR have been implemented to provide oversight and control over these businesses and to ensure that these businesses conduct their business within the pre-set risk appetite from our board.

Value at risk

VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VaR model uses the Monte Carlo simulation technique, which derives plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates, including interest rates and foreign exchange rates. The model also incorporates the effect of option features on the underlying exposures.

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The Monte Carlo simulation model that we use incorporates the following features:

•	5,000 simulations using a variance covariance matrix;

•	simulations generated using geometric Brownian motion;

•	an exceptional decay factor is applied across an estimation period of 250 days; and

•	VaR is calculated to a one-day, 99.75% one-tail confidence level.

The historical method of VaR uses historical data to assess the impact of market moves on a portfolio. A current portfolio is subjected to historically recorded market movements, and this is used to generate a distribution of returns on the portfolio. This distribution can then be used to calculate the maximum loss with a given likelihood. This model uses a one-day 99% one-tail confidence level.

We validate VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss. Although a valuable guide to risk, VaR should always be viewed in the context of its limitations, for example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•

the use of a one-day holding period assumes that all positions can be liquidated or hedged in one-day. This may not fully reflect the market risk arising at times of severe liquidity stress, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% or 99.75% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	the VaR (disclosed below) is calculated on the basis of exposures outstanding at the close of business and, therefore, does not necessarily reflect intraday exposure; and

•	VaR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

Our VaR as at December 31, 2022 was $1.5 million, and the average monthly VaR for the year ended December 31, 2022 was $2.0 million. We recognize these limitations by augmenting our VaR limits with other position and sensitivity limit structures. We also apply a wide range of stress testing, both on individual portfolios and on our consolidated positions.

There is a risk that we might be exposed to an unidentified or unanticipated risk due to not having one consistent measure of VaR. In addition, there is a risk that the aggregate impact of a market event could be incorrectly assessed, as well as the possibility that the concentration risk to an underlying product is inaccurately measured. Separate stress-based frameworks and suites of risk sensitivity limits have been designed and implemented to control these businesses within the risk appetite of our board of directors.

We are not yet required to calculate an economic VaR for capital purposes. Continuous development of our VaR framework and risk sensitivities will ensure a more consistent method of risk management for all desks, which continues to be developed.

Risk Sensitivities

Our Hedging and Investment Solutions and newly acquired businesses’ market risk profile is managed via risk sensitivities according to the prevailing risk factors of the business. This is monitored and controlled daily on a net risk profile for each desk, but additional concentration and scenario-based

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analyses are carried out. Sensitivity analyses measure the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:

•	commodity risk,

•	equity risk,

•	foreign exchange risk,

•	interest rate risk,

•	credit spread risk, and

•	crypto currency market risk.

Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.

Risk sensitivity calculations are made using a dedicated risk engine, whose models have been independently validated by a third party. Such sensitivities are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.

Substantially all of our market risk is covered by VaR, with the residual market risk specifically relating to our Hedging and Investment Solutions business covered by the risk sensitivities being hedged and, therefore, with immaterial amounts of residual market risk.

Foreign currency risk

Our policy is to minimize volatility as a result of the translation of foreign currency exposure. To achieve this, we monitor our currency exposure on a daily basis and buy or sell currency to minimize the exposure, in addition to the hedging of material future dated GBP commitments through the use of derivative instruments. Our policy is to enter into foreign exchange forward contracts to cover these specific future-dated GBP commitments.

The associated gains and losses on derivatives hedging GBP commitments are recognized in other comprehensive income, will be removed when the anticipated commitments take place and are included in the initial cost of the hedged commitments. We have designated certain foreign exchange forward contracts as hedging instruments.

As at December 31, 2022, the aggregate gain under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments was $2.1 million.

Interest rate risk

We are exposed to interest rate risk on cash deposits, investments, derivatives, client balances, debt balances and bank borrowings.

The main interest rate risk is derived from interest-earning deposits and investments in which we invest surplus funds. Our exposure to interest rate fluctuations is limited through the offset that exists between the bulk of our interest-earning assets and interest-bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, we are only exposed for the time it takes to reset any of our fixed-rate investments (which typically have maturities of less than three months), with the exception of U.S. Treasuries, which have a maturity of up to two years.

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We monitor interest rate movements and the potential impact to net interest income (“NII”) continuously. NII sensitivity is a result of the interest earned on balances held with banks and exchanges relative to the interest paid on client balances we held and the cost of other liquidity sources including structured issuances. We are sensitive to movements in the short-term rates, as changes to the rate will require a rebalancing of any fixed-rate exposure. We are able to manage interest exposure using a variety of instruments and are exposed to material changes in the short-term rates. Analysis of recent changes to short-term rates suggest that movements are usually well within a 100bps range, and as such, we have considered a movement of 100bps to be a worst-case scenario.

The sensitivity analysis has been determined based on the exposure at the reporting date. We estimate, that as of December 31, 2022, if the relevant short-term interest rates had been 100bps higher, NII for the year ended December 31, 2022 would increase by $138 million. If the short-term interest rates had been 100bps lower, NII for the year ended December 31, 2022 would decrease by $138 million.

We are not currently able to reliably quantify the impact on profit, which would be lower as the change in NII would be offset by directly and indirectly related expenses and taxation.

While this sensitivity reflects the impact of rate changes on our exposure as of the year ended December 31, 2022, due to the recent historically low interest rate environment, there is insufficient data for us to reliably model the impact on these changes on client behaviors, changes in margin requirements at exchanges and management actions, which are considered as part of the sensitivity analysis. Client behavior during 2022 and 2023 does not provide us with sufficient data to reliably model client behaviors in the future, as the rate movements have been one directional only.

Concentration risk

To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, we monitor these exposures carefully and ensure that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules. Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Risk Committee of our board of directors.

The largest concentration of cash balances as at December 31, 2022 was 65% to a U.K.-based, AA-rated global banking group.

The largest concentration of exposures to exchanges, clearing houses and other counterparties as at December 31, 2022 was 44% to the ICE and 26% to the CME. The largest concentration of exposures to treasury instruments is to the U.S. government, as 100% of the instruments are issued by the U.S. government or a U.S. government-sponsored enterprise.

Liquidity risk

We define liquidity risk as the failure to meet our day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment (“ICARA”) and Liquidity Risk Framework. To mitigate liquidity risk, we have implemented robust cash management policies and procedures that monitor liquidity daily to ensure that we have sufficient resources to meet our margin requirement at clearing houses and with third-party brokers. In the event of a liquidity issue, we have access to existing global cash resources, including $280.0 million under our two committed credit facilities, the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, as of December 31, 2022.

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There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and U.S. Treasuries with a maturity of up to two years.

The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and our two committed credit facilities, the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, as of December 31, 2022, where the rates are set for the term of the loan. For assets not marked-to-market, there is no material difference between the carrying value and fair value.

Internal Control over Financial Reporting

Prior to the completion of this offering, we have been a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have identified material weaknesses in our internal control over financial reporting.

The material weaknesses relate to (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support over the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

We have begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include hiring additional accounting personnel, implementing new third-party systems and software and implementing additional internal review procedures, policies and controls. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. See “Risk Factors — Risks Relating to this Offering and Ownership of Our Ordinary Shares — We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.”

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BUSINESS

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution services. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We believe these trends elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

We generated $711.1 million of revenue for the year ended December 31, 2022 and have a track record of organic growth supplemented by complementary acquisitions that we carefully and efficiently integrate into our infrastructure. The diversification and resilience of our business has increased over the last several years through the expansion of our services and regional footprint, which enables us to effectively serve our clients. Within the global commodities market, we believe we are one of the leading service providers in the world, providing a broad range of services across the commodities value chain. We provide connectivity to 58 exchanges, including as a Category 1 member of the LME and a top 5 participant by volume on each of the CME and the ICE. During the year ended December 31, 2022, we executed approximately 48 million trades and cleared approximately 216 million contracts. We have a diverse client base of more than 9,000 clients as of December 31, 2022. This includes both traditional consumers and producers of commodities who have recurring demand for our services across a variety of market conditions and financial clients, such as banks and asset managers. We have leading market positions across our core energy and commodities markets in Europe and the United States (based on management calculations derived from publicly available data) and growing capabilities in the APAC region. Our investment grade credit ratings are underpinned by our strong capital and liquidity position, making us a trusted counterparty for our clients.

Our business is organized into four closely connected service offerings, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. At the heart of our business is the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our segments are:

•

Clearing:    Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other independent non-bank futures commission merchants (such as ADM Investor Services, RJ O’Brien and StoneX) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). As of July 2023, we were one of the 10 largest FCMs by client assets in the United States, according to publicly available

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data from the FIA, and had a top 10 market share on a number of the largest exchanges, according to ranking reports provided by such exchanges. There is declining competitive intensity in this segment, as demonstrated by the number of FCMs declining from 68 to 48 in the last 10 years, based on exchange information available from June 2013 to June 2023. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage. Clearing is the central hub of Marex, enabling us to offer clients complementary market access execution services tailored to their requirements.

•

Agency and Execution:    Utilizing our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making:    We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average VaR and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

•

Hedging and Investment Solutions:    We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity for our business. Our investment solutions business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

We believe the diverse services offered across our business are complementary to one another, and together they form a differentiated full-service solution for our clients. This ultimately increases client retention and provides opportunities to cross-sell our services. For example, existing Clearing clients may also have a need for specialized liquidity solutions, which we can provide both on an agency and

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principal basis through our Agency and Execution and Market Making businesses. Moreover, clients that cannot satisfy their hedging requirements through on-exchange instruments may have a need for bespoke hedging solutions, which we offer in our Hedging and Investment Solutions business.

A summary of our four business segments is set forth in the table below as of December 31, 2022.

Our well-invested technology and support infrastructure underpin our growth and provide centralized back office functions for our four business segments. As of December 31, 2022, our Control and Support function, which provides support to our four business segments, had 732 full-time employees globally, who prudently manage risk in real-time and help us ensure regulatory compliance through our enterprise risk management framework. Our successful business profile enables us to attract high-quality talent to our Control and Support function and helps us retain talent gained through acquisitions. Our proprietary technology portal, Neon, delivers a high-quality user experience to clients with access to our broad, multi-asset product offering and increases the productivity of our front-office staff. We continue to invest in these functions to reflect the scale of our global operations and ensure sustainable growth in the future. This also supports our organic and inorganic growth initiatives in a disciplined manner to ensure sustainable growth.

We are focused on creating long-term value through consistent revenue growth and margin expansion, and we have a track record of strong financial performance. By expanding our product offering and global reach, deepening relationships with clients and building scale, we have created a diversified and resilient business that grew profit after tax by a CAGR of 24% from 2014 to 2022 and Adjusted Operating Profit by a 29% CAGR during the same periods. This consistent growth has been achieved across a period of various market environments. We believe the strength of our financial performance provides unique differentiation and emphasizes our public company readiness. Our combination of revenue growth, consistent historical profitability and accelerating earnings would put us in the top 1.6% of the Russell 3000 as determined by having (i) positive earnings per share from 2019 to 2022, (ii) an earnings per share CAGR from 2019 to 2022 of more than 25% and (iii) a revenue CAGR from 2019 to 2022 of more than 45%, based on publicly available data.

From 2018 to 2022, we grew our number of clients from approximately 1,800 to approximately 9,000 and client assets from less than $1.5 billion to approximately $15 billion. For the years ended December 31, 2022 and 2021, we generated revenue of $711.1 million and $541.5 million, respectively. For the same periods, we generated profit after tax of $98.2 million and $56.5 million,

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respectively, and Adjusted Operating Profit of $121.7 million and $79.6 million, respectively, with a return on revenue of 14% and 10%, respectively, and an Adjusted Operating Profit Margin of 17% and 15%, respectively.

Headquartered in London, we operate across Europe and the Americas and have a growing presence in the Middle East and APAC regions. We have 30 offices worldwide and approximately 1,800 employees as of June 30, 2023.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. More recently, in the fourth quarter of 2022, we acquired the global clearing and agency and execution business of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business, which we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

[1]	Represents number of clients at the start of the year, prior to the acquisition of RCG and CSC Commodities.

We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2022 and Adjusted Operating Profit by a 29% CAGR over the same period.

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Our Market Opportunity

We operate in a highly attractive market environment that we believe is supportive of our future growth. We believe our markets are large, growing and highly fragmented with declining competitive intensity.

We provide critical services to our clients by connecting them to global exchanges and providing a range of execution services. We believe that we provide a comprehensive range of asset classes, product coverage and exchange connectivity through our service offering.

A comparison of our service offerings and those of our key competitors is set forth in the table below.

1

Represents management’s view of core competitors by business segment. A check mark is indicative of the core competitors that we believe have a presence within the given business segment and does not consider any quantitative measure of revenue, market share or trading volumes as a criteria. A competitor’s presence within a business segment was determined through our review of public information, including SEC filings, annual reports, company websites and/or marketing materials and our management’s knowledge of our competitive landscape. The competitors listed above are not meant to represent a complete list of firms that compete with our various business segments.

We have strong positions in our core markets across several asset classes, which include: metals, agriculture and energy within our Market Making business; metals, agriculture, energy and financial futures and options within our Clearing and Hedging and Investment Solutions businesses; and energy and securities within our Agency and Execution business.

Our market positions in each of metals, agriculture and energy for the year ended December 31, 2023 were as follows:

Metals

•	% total market share on the LME

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Agriculture

•	% of the cocoa options market

•	% of the coffee options market

•	% of the sugar options market

Energy

•	% of the total European power market

•	% of the European gas market

•	% of the European fuel market

We calculated our market shares above by taking publicly available data for each of the following asset classes for the same period:

•	for metals, the LME base metals market share reports for the total metals market volume,

•	for energy, the London Energy Broking Association reports on each particular market’s volumes and

•	for agriculture, ICE and IFLX reports for agriculture for each of cocoa, coffee and sugar market’s volumes,

divided by the total volumes we traded on the exchange for each asset class during the year ended December 31, 2023.

Market Size and Growth

We estimate the total addressable market by revenue for our services to be approximately                      per annum. We calculated our total addressable market by using publicly available data for each of our four business segments, where available. Below is a summary of our calculations for our estimated market share for each business segment as of                     .

•	Clearing: Comparing our margin balances to the total margin balances for our primary exchanges as derived from publicly available data from the FIA.

•	Agency and Execution:

•

Financial securities (within our Capital Markets division):    Total market size derived from publicly available revenue reported by our key competitors in financial execution, with our market share calculated by dividing our revenue from this business by the total estimated market size.

•	Energy: Total market size estimated by multiplying our market share, based on externally available market data where available or management estimates, multiplied by our revenue from those products.

•

Market Making:    We divide our revenue generated by the market share data for each of metals, agriculture and the energy markets, as well as small cap equities market size using publicly available traded equities volumes on the LSE.

•

Hedging and Investment Solutions:    Total market size is based on implied market share of structured notes market and risk management solutions for mid-sized companies with international exposures multiplied by our revenue in the period.

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The growth in our total addressable market is also derived from a combination of underlying market growth and recent acquisitions, which have increased our product coverage and geographic footprint and expanded our market access. Volumes in our core exchange-traded and commodity derivative markets grew at an 8% CAGR between 2010 and 2022, according to FIA data. Population growth and globalization are increasing demand for energy and commodities generally, and will likely drive prices higher over the long term, combined with periods of geopolitical or economic instability which cause increased volatility and, in turn, will drive higher demand for our market making and hedging services. Separately, we believe that increased demand for cleared products following the 2008 global financial crisis presents a tailwind for the addressable market of our Clearing business.

Based on our calculations as described above, we believe we had an approximately          share of the total addressable market, which we believe provides significant opportunities for future growth in all of our service areas as we continue to expand our geographic footprint and asset class coverage.

Changing Competitive Dynamics

Increasing levels of regulation and evolving technology requirements have reduced the competitive intensity in our markets. Sub-scale financial services providers have struggled to compete, and commercial and investment banks have been exiting businesses that are seen as not profitable enough to justify continued investment. This has led participants in our markets to seek new service providers where they may no longer be served by their current counterparts.

This reduced competitive intensity creates a significant opportunity for us to grow our client base and increase market share with underserved clients. These dynamics also provide a substantial opportunity for consolidation through acquisitions in what remains a highly fragmented market and increase the attraction for smaller operators to become part of an international group like ours.

Increasing Complexity of Financial Markets and Regulation

Reforms to the commodities and financial market regulatory landscape have increased costs and barriers to entry. These include capital requirements regulations, increased compliance and reporting

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obligations as well as increased operational requirements relating to IT systems and exchange memberships. The burden and complexity of regulatory compliance across jurisdictions makes it difficult for competitors to offer broad, global solutions.

Clients in our markets are seeking to transact with well-capitalized counterparts who have good regulatory standing and a broad product offering across multiple jurisdictions. We believe our prudent capital and liquidity position, investment grade credit ratings and strong regulatory track record are key advantages.

Energy Transition and Sustainability Initiatives

The global economy is making a fundamental transition towards net-zero for greenhouse gas emissions. This transition requires a shift in capital flows and investment away from high-carbon industries and activities into the low-carbon future. We work closely with industry-leading partners to facilitate this capital reallocation.

In Agency and Execution, our Environmental team connects clients to the environmental markets that facilitate the value transfer needed to support the transition to net zero greenhouse gas emissions. We provide price discovery and price transparency in these highly fragmented markets. Our extensive coverage of clean energy, recycled materials and carbon management includes compliance-driven and voluntary markets.

We provide clearing, liquidity and hedging services in biofuels, electric and hydrogen power, recycled metals, carbon emissions and U.S. and E.U, compliance carbon markets. Our team specializes in large volume transactions and facilitates spot and long-term contracts for institutional renewable energy generators.

We have continued to grow our revenue from environmental products from $21.9 million for the year ended December 31, 2021 to $23.8 million for the year ended December 31, 2022.

Electronification of Trading and Evolution of Technology

Advances in technology have transformed certain markets in the last decade. These advances include increased digitization, greater use of data analytics and a greater reliance on electronic trading platforms.

Technology underpins order management, order routing, processing, market data, risk management and market surveillance operations. Effective technology is therefore a key part of the value proposition for market participants.

These rapidly evolving technological requirements make it increasingly difficult to compete effectively in our market. Smaller operators lack sufficient resources to invest in technology and compliance systems while many larger operators are burdened with legacy technology systems that prevent them from serving smaller clients profitably and responding effectively to changing customer demand. We believe our proprietary technology enhances the client experience and enables trading at scale with a low marginal cost of processing each additional trade, providing opportunities for profit growth.

As certain markets shifted to trade electronically instead of over the phone, we responded by providing electronic execution capabilities. Electronic execution now represents a substantial part of our executed volume. However, unlike other asset classes such as equities, there remains significant demand in global energy and commodities markets for high-touch execution. Furthermore, the energy

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and commodity derivative markets have historically been slower to electronify than financial markets due to a less homogenous product mix. This creates a level of complexity requiring personal interaction. We operate a hybrid execution model, which allows clients to interact in any way they desire, providing us with coverage of the entire addressable market and positioning us to succeed regardless of electronification trends within a single asset class.

Product Innovation

In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Examples of innovation in exchange-traded contracts include the standardization of OTC products to bring them on-exchange or offering new, smaller versions of exchange-traded products, which make them available to a larger group of investors. In addition, electronic trading makes product innovation less expensive, as lower costs result in fewer contracts that must be traded to recoup startup costs. Additionally, the availability and usage of bespoke hedging contracts have increased significantly. These changes have contributed to bringing more participants and activity to the market while supporting underlying market growth.

We believe that we are well positioned to continue to innovate and provide solutions that continue to satisfy the needs of our clients and meet changing market demands and evolving regulatory standards.

Our Competitive Strengths

We believe the following strengths are central to our business model and our leading market position:

Diversified and Resilient Business Model

Our activities are diversified across services, geographies and asset classes, which creates a resilient business. We have leading positions across several services through the trading value chain, including clearing, agency brokerage and execution, market making and hedging and investment solutions. We also operate these services across a diverse range of commodity and securities markets, including equities, fixed income, energy, agriculture and metals. This allows us to meet the needs of a diverse client base of over 9,000 clients across Europe, the United States and APAC, including blue-chip commodities consumers and producers and large global financial institutions, as of December 31, 2022. We also serve our clients in a variety of ways, acting as agent, principal and clearer. We believe the services we provide are essential to these market participants, the majority of which are producers or consumers of commodities that have a need to trade to manage their business risk, regardless of market conditions.

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Our financial performance and diversity across business segments, asset classes and geographies for the year ended December 31, 2022 is set forth below.

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the business unit that generated the revenue.

Our diversity by segment, asset class and geography reinforces our competitive advantage. This enables us to cross-sell services across our client base, provide global solutions and focus on areas of our market strength at different points in time. This underpins the resilience in our financial performance, as demonstrated through eight consecutive years of profit after tax and Adjusted Operating Profit growth from 2014 to 2022 through various market environments. In addition, the volatility of our results has declined, as evidenced by the increase in the Sharpe ratio from 1.8 in 2021 to 2.8 in 2022 and the increase in the Adjusted Sharpe ratio from 2.2 in 2021 to 4.1 in 2022.

Highly Scalable Platform Supporting Growth

The strength of our business model is built on our highly scalable platform of technology, clients, people and commitment to client services, which we believe enables us to deliver sustainable long-term growth. Our growth is underpinned by four key areas of platform strength:

•

Scalable technology and support infrastructure:    Our technology platform and operational setup is reliable and scalable. Our modern infrastructure is capable of processing volumes and activity in excess of historical levels with limited required headcount growth. Further, additional clients can be served and volumes processed at low marginal costs.

At the heart of our operations is our Neon client platform. Developed in-house, Neon enables a high-quality user experience providing clients with access to our full trade lifecycle and value-added services, driving increases in front-office productivity. Neon facilitates onboarding and allows clients to execute trades, monitor risk and access market insights.

•

Multi-asset, global presence:    As of June 30, 2023, we operated across a variety of asset classes, through 30 offices across EMEA, the Americas and APAC. We connect to 58 exchanges worldwide and support client needs on a multi-asset, global, multi-currency basis. The strength of our technology and people supports the expansion of our business into new asset classes and geographies. For example, in the second half of 2023, we launched clearing capabilities on the ASX and SGX to increase our presence in the APAC region.

•

Experience of M&A integration:    We have developed and demonstrated an in-house capability to originate and efficiently integrate acquisitions into the Marex ecosystem and, in particular, into our technology platform and risk and control frameworks. All of our recent acquisitions have been promptly integrated, which we believe helps us maintain a consistent technology

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architecture, minimizes complexity and allows us to unlock greater value creation. Tactical acquisitions also contribute to our client network and diversity, further enhancing our ability to cross-sell.

•

Ability to support our growing client base:    Our platform can manage and support a large and growing number of clients. This provides access to deep pools of liquidity, which enhances trade execution quality, and also provides the opportunity to offer multiple services to a diverse client base. As our existing clients grow, their demand for our services increases, which, in turn, drives our growth. We believe this virtuous circle benefits our clients and supports our continued revenue growth. For example, we have innovated in products such as environmentals and recycled metals to match increasing client demand to achieve sustainability.

Client-Driven Business Model and Prudent Approach to Capital and Liquidity Management

We operate a prudent business model, supported by a robust, risk management infrastructure and a large team of seasoned risk professionals.

For example, our Market Making business is client driven. We do not take directional views on prices or indices and carry limited overnight market risk exposure. Our trading has been consistently profitable historically, with 84% positive days, 96% positive weeks and 100% positive months in the year ended December 31, 2022. Despite 23% revenue growth in our Market Making business from the year ended December 31, 2021 to 2022, our average VaR remained at approximately $2.0 million over the same period.

In our Clearing business, we have a successful track record of managing credit risk, with limited commitments to extend credit to clients and close monitoring of client accounts and positions. Actual realized credit losses have historically been modest with $0.6 million, $2.8 million, $0.9 million and $1.1 million recognized in the years ended December 31, 2019 to 2022, respectively, with realized losses representing approximately 0.2% of revenue in each of the years ended December 31, 2019, 2021 and 2022, and approximately 0.7% of revenue in 2020).

We are focused on maintaining a prudent approach to capital and liquidity management, which is reflected in our investment grade credit ratings. We hold significant excess capital to support these ratings, with a total capital ratio of 266% and $530 million in liquidity headroom as of December 31, 2022. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period.

Strong Track Record of Organic Growth, Combined with Successful Acquisitions

Our profit growth has been primarily organic and was achieved through:

•	opening new offices to expand our geographic footprint and increase front-office headcount to broaden our distribution network;

•	deepening expertise in adjacent product areas; and

•	cross-selling additional services to existing clients.

Historically, we have delivered growth through various environments of GDP, interest rates and other macroeconomic conditions. We believe our core channels of structural growth will enable us to continue this trajectory.

In addition, we have a successful track record of accretive acquisitions, which has allowed us to accelerate our entrance into new product areas and geographies. Our strategic M&A framework

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broadly includes two approaches: bolt-on acquisitions and large transformational opportunities. We aim to fully integrate our acquisitions into our platform to leverage existing client relationships and shared infrastructure, and, thus, achieve revenue and cost synergies. With the successful delivery of synergies, we have, on average, grown revenue by 35% and profitability by more than 100% in the first-year post acquisition, based on comparing revenue and Adjusted Operating Profit for the twelve months pre-acquisition to the twelve months post-acquisition with respect to nine acquisitions that were completed between January 2019 and February 2022. This also reflects weighted averages for revenue and Adjusted Operating Profit.

Experienced and Committed Management Team and a Deep Bench of Talent Powering the Business

Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our management team is comprised of executives with an average of over 24 years of relevant industry experience, with diverse backgrounds and deep expertise. They have delivered a solid track record for our business through a variety of market environments and are committed to a clear growth strategy.

Our Growth Strategy

Our growth strategy is to continue to build our diversified global platform and increase our capabilities to connect clients to markets in new ways, adding new clients, products and geographies. We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2022 and Adjusted Operating Profit by a 29% CAGR over the same periods. We have developed a scalable platform to support growth and deliver high-quality service to our clients. As our platform grows, we believe opportunities for further expansion in adjacent products and regions, both organic and inorganic, will become increasingly available. We believe past investments made across our segments can support future growth that is structural and not reliant on a favorable market environment.

Our growth is underpinned by investments in technology, prudent risk management and strong capital and liquidity to support our investment grade credit ratings. We have demonstrated a disciplined approach to growth and margin expansion by consistently investing in technology and enhancing our Control and Support function to accommodate increases in our front-office staff and global client base.

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A summary of our growth is set forth below.

[1]	Represents OECD 2023 full-year forecast as of June 30, 2023.
[2]	Values represent average values over the respective time period. VIX is the ticker symbol and popular name for the Chicago Board Options Exchange’s CBOE Volatility Index.

We seek to continue our growth trajectory through market share expansion across our different businesses by executing on the following strategies:

Growth from Expansion of Client Footprint

We had over 9,000 clients on our platform as of December 31, 2022. We have also grown client assets from less than $1.5 billion as of December 31, 2018 to approximately $15 billion as of December 31, 2022. A key element of our growth strategy is to leverage our full service offering to deepen our client relationships and increase revenue generated from our new and existing clients. We have a track record of cross-selling additional services to clients, such as introducing clearing or hedging solutions to existing Market Making clients. Our management reviews the revenue generated from our top clients periodically to track progress in this area and believes that this cross-selling has strengthened our client relationships, attracted more assets to our platform and ultimately increased client profitability. From 2018 to 2022, we have increased the number of clients paying over $1 million in annual commissions by 91%. We have also grown the size of our relationships with our largest clients by cross-selling and offering new services. Our top 10 largest clients generated $61 million in commission revenue in 2022, up from $45 million in 2018, as we have been successful in growing our largest client relationships. However, we continue to have relatively low concentration within our revenue, with these clients contributing approximately 10% of our revenue in 2022, as we continue to

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grow our client base and increase revenue generated from our smaller clients. We believe there is a significant opportunity to cross-sell additional services to existing clients, especially for newer clients.

[1]	We define an “active client” as a client from whom we generated revenue within the preceding 12 months.

The client case studies below are a selected sample that demonstrates how certain of our larger clients have used more of our services over the relevant period and therefore deepened their relationship with us.

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Extend Geographic Coverage of Our Offering

As of June 30, 2023, we had 30 offices across EMEA, the Americas and APAC and provide connectivity to 58 exchanges globally.

We achieved our extensive global presence through both organic growth and strategic acquisitions, such as our recent acquisition of ED&F Man Capital Markets, which significantly increased our U.S. presence. The acquisition of ED&F Man Capital Markets also significantly increased our clearing capabilities in the United States and increased our client assets, which we were able to successfully monetize in the current higher interest rate environment. More recently, following our acquisition of Cowen’s legacy prime brokerage and outsourced trading business, we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

We have identified significant opportunities for growth in the securities and commodities markets in the United States, including developing our prime brokerage, outsourced trading and equity clearing capabilities in the financial securities markets. In commodities, we see opportunities to increase our presence in power, recycled and other metals markets and intend to achieve growth in the emissions markets as we support our clients with their sustainability ambitions.

In the broader Americas region, we believe there is a substantial opportunity to expand our presence by increasing our offering in energy and hiring across oil and gas and power products in our Clearing and Agency and Execution businesses.

In APAC, we seek to capitalize on numerous structural growth opportunities, including the globalization of gas, the growth of the petrochemicals market and the opening of Chinese liquefied natural gas imports through our Market Making and Agency and Execution businesses. We are currently expanding our Clearing offering in APAC and recognize that there are significant future growth opportunities in that region. There is also an opportunity to further establish our Hedging and Investment Solutions business in APAC. Specifically, we intend to expand our financial and corporate client base in Southeast Asia, build our presence in Australia, mainland China and Japan, and increase our exchange memberships to expand access for our clients (building on our recent ASX and SGX memberships).

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Following the acquisition of ED&F Man Capital Markets, we also gained access to the markets in the Middle East through ED&F Man Capital Markets’ operations in Dubai. We believe there is an opportunity to expand our service offering in energy and financial markets and capitalize on the growth in environmentals in this region.

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the business unit that generated the revenue.

Expand Our Product Offering by Adding Adjacent Asset Classes

Historically, we have made several organic and inorganic investments to establish a broad product offering across our different businesses. These investments include the launch of a U.K.-focused equities franchise in Market Making to cover AIM, the London Stock Exchange’s growth market, small and mid-cap stocks and investment trusts in 2020. We believe our broad product offering is a competitive advantage.

We intend to further develop our product and asset class coverage and believe there are significant opportunities in Market Making, including expanding into light ends commodities (such as naphtha and gasoline) and developing our equities product set and bulk commodities (such as iron ore) and ferrous metals coverage.

We also believe there are significant opportunities to expand the product offering in our Clearing business in the Americas and grains offering in Europe, expanding the equities derivatives offering and targeting clients that we believe are under-serviced by banks. There are also opportunities to cross-sell from our Market Making business.

Within the Agency and Execution business, we believe there are opportunities to grow our shipping presence, build on our existing strength in biofuels and carbon credits and to achieve synergies with other business segments.

We believe there is a substantial opportunity to capitalize on environmental trends. In addition to the environment-related products we currently trade, we believe there is a significant opportunity to develop

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bespoke “green” contracts, pairing carbon offsets with underlying commodities, as well as other sustainable product sets. Revenue derived from renewable products increased to $24 million for the year ended December 31, 2022 from $22 million for the year ended December 31, 2021. We announced in July 2023 that we had acquired GMN, a recycled metals market maker based in Hong Kong. By investing to expand green product coverage, we believe that we are well positioned to support our clients in delivering on their sustainability commitments and transitioning to a low carbon economy.

The acquisition of ED&F Man Capital Markets significantly increased our Clearing capabilities, as well as financial securities, such as equities and fixed income, in Agency and Execution. For example, in the year ended December 31, 2022, financial securities contributed revenue of $93 million in the Capital Markets business, up from $58 million for the year ended December 31, 2021. Our acquisition of the brokerage business of OTCex in February 2023 also expanded our capabilities in financials, particularly increasing our distribution in equities and fixed income in Europe and the Middle East. However, we believe there are still meaningful growth opportunities within financial products in the United States, the Middle East and APAC.

Pursue Strategic Acquisitions

While the majority of our growth in recent periods has been organic, acquisitions have been an important driver of our growth and enhanced our capabilities. M&A has enabled us to enter new markets and provided access to new clients. We will continue to selectively consider financially attractive inorganic opportunities that enhance our strategic positioning and increase our scale.

We believe we have a track record of acquiring businesses at attractive valuations and successfully integrating them. For example, through the acquisition of ED&F Man Capital Markets, which was completed at a 0.8 times discount to book value, we increased our geographic exposure to the U.S. and APAC markets and added over 1,000 new clients. As a result, our total client assets increased by 86% to $14.9 billion as of December 31, 2022 from $8.0 billion as at June 30, 2022, and the acquisition added to our capabilities within the financial securities markets.

A core tenet of our M&A strategy has been to fully integrate acquisitions. We invest substantial time and resources post-closing to integrate and streamline technology and support infrastructures (including risk and compliance) of an acquired company. We also identify opportunities to cross-sell the expanded set of products and services to our clients. In doing so, we benefit from increased scale, higher operating margins as redundant costs are eliminated, deeper relationships with clients and higher client profitability.

Another key aspect has been strong discipline on valuation. We believe there is a significant opportunity to acquire competitors at attractive valuations, and therefore continued expansion through acquisitions remains a key focus as a means to further diversify by product, asset class and geography.

We have achieved high returns on acquired businesses historically as a function of our disciplined approach to valuation and our ability to grow client relationships of the acquired businesses. Due to cost synergies, these returns can be realized with our existing platform.

Our strategic criteria for acquisitions include businesses that enhance our competitive positioning, complement our client proposition or geographic footprint and that have a strong cultural fit and compliance culture. We seek acquisitions on attractive financial terms, targeting payback of premium paid above net asset value (if any) in a reasonable time period.

Going forward, we will continue to look for smaller bolt-on acquisitions at a pace consistent with our historical activity and evaluate larger transformative opportunities if they arise. We will seek to maintain discipline regarding our criteria of adding products, geographies and clients.

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Certain information regarding our acquisitions of CSC and RCG is set forth below.

While M&A has added growth to our business, it has primarily been a channel for us to complement organic growth by adding clients, product capabilities and geographic coverage.

Our Principal Services

We provide broking and other essential specialist services to counterparties operating in the major wholesale and exchange-traded commodity markets in the United Kingdom, Europe, North America and certain markets in APAC. Our services are divided into four business segments: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions, from which we derived 30.6%, 32.2%, 23.0% and 14.2%, respectively, of our revenue for the year ended December 31, 2022.

Clearing

We provide clients with execution and clearing services on 58 regulated exchanges worldwide. We offer execution and clearing services in metals (both base and precious), agricultural products (primarily softs, which include cocoa, coffee, grains, livestock and sugar), energy and financial futures and options. Clients have access to voice, electronic and algorithm execution services for trades across all our principal markets.

Our execution and clearing teams are based in London, New York and Chicago. Our execution and clearing activities are primarily concentrated on the LME, CME and the ICE. We are a Ring Dealer and one of nine Category 1 members on the LME, which allows us to trade LME contracts by open outcry in the ring, by telephone and electronically through LME select, to issue client contracts to clients and to clear trades on our own behalf and on behalf of our clients. We act as principal on behalf of our clients and generate revenue through commissions earned on executing and clearing trades. We also generate interest income from client cash balances that we hold. We execute certain trades on behalf of other brokers on a “give-up” basis, meaning they are cleared by another exchange member.

We are required to post margins with exchanges and Clearing Houses. As a result, we require clients to provide margin deposits to cover initial and variation margins. We determine these margins

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based on the “position limit” for the relevant client, which represents the maximum exposure that a client can take. To facilitate on-exchange transactions, we grant margin credit facilities to selected clients for both initial and variation margins, particularly in our metals and agriculture businesses. Many clients are required to post collateral to secure credit, usually in the form of cash, cash equivalents or, on occasion, metal warrants. This collateral is posted to a separate, standalone account and cannot be used to fund trading. To help us manage potential credit risks, all client credit lines are uncommitted and can be cancelled at short notice. We also conduct daily margin calls.

The margin credit facilities offered in the metals market, where such facilities are a traditional part of the broker-client relationship, represent the majority of the margin credit facilities that we grant. For the year ended December 31, 2022, these facilities accounted for 55% of our overall portfolio. The margin credit lines offered to the agricultural products markets accounted for 14% of our credit portfolio for the same period. We also engage in the limited financing of metal warrants inventory, offering a service in sourcing specific LME registered brands in official LME warehouses.

In 2019, we launched Marex Clearing Services to consolidate and advance our existing clearing offerings. Marex Clearing Services caters exclusively to the wholesale market, predominantly providing services to groups of traders. Marex Clearing Services’ activities are concentrated in interest rate and stock index futures and options products traded on the ICE, the London International Financial Futures and Options Exchange and Eurex, the European derivatives exchange. Our Neon client portal complements our Clearing capabilities with near real-time updates on transactions and exposures, which we believe allows our clients to efficiently manage their accounts and risk.

For the years ended December 31, 2022 and 2021, we cleared 216 million and 193 million contracts, respectively. Our Clearing business had a front-office head count of 256 and 169 employees and held $14.9 billion and $5.4 billion of funds for clients for the years ended December 31, 2022 and 2021, respectively. Our Clearing business generated $224.0 million and $135.0 million of our revenue for the years ended December 31, 2022 and 2021, respectively, representing 30.6% and 25.1% of our total revenue for the same periods. Our Clearing business generated Adjusted Operating Profit of $93.8 million and $36.8 million for the same periods, respectively, and an Adjusted Operating Profit Margin of 44% and 27% for the same periods, respectively.

We expect to integrate our commercial and operational Clearing capabilities in Europe with the United States. We also intend to expand our operations and exchange memberships in APAC and Latin America.

Agency and Execution

Our Agency and Execution business provides essential liquidity and execution services to our clients, primarily in the energy and financial securities markets. We utilize market connectivity to match buyers and sellers on an agency basis to facilitate price discovery and to enable buyers and sellers to transact directly. We also provide execution services, where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle.

For the years ended December 31, 2022 and 2021, our Agency and Execution business had a front-office head count of 412 and 334 employees, respectively. Our Agency and Execution business generated $226.0 million and $187.3 million in revenue for the years ended December 31, 2022 and 2021, respectively, representing 32.2% and 34.5% of our total revenue for the same periods. Our Agency and Execution business generated Adjusted Operating Profit of $19.2 million and $21.1 million for the same periods, respectively, and an Adjusted Operating Profit Margin of 8.5% and 11.3% for the same periods, respectively.

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Financial securities

Through our Capital Markets division, which we established in December 2022, we offer liquidity and execution services for financial securities, including foreign exchange, equities, fixed income and other offerings businesses. The division also consolidates certain businesses that we have acquired over recent years, including XFA, Volatility Performance Fund S.A. (“Volatility”), Volcap Trading Partners Ltd (“Volcap”) and desks within MCMI and the brokerage business of OTCex, and organically developed businesses such as our Interest Rates Swaps (“IR Swaps”), Cash Equity, Equity Derivatives and Bank Facilitation desks.

In financial securities markets, we mostly operate on a matched principal basis, whereby we enter into simultaneous transactions with both a buyer and seller in such a manner that minimizes our market risk exposure under each side of the transaction, generating revenue through either a spread between buying and selling prices or commission. Our financial securities offering comprises the below product lines:

•

Equities:    Our Equities product line deals in equities on behalf of its clients in mostly the EMEA, U.S. and APAC markets, with an increasing presence in emerging markets, and offers price discovery and trade execution services alongside a growing market intelligence offering.

•

Credit:    Through our Credit product line, we both offer liquidity sourcing for investment and sub-investment grade corporate and government debt on a matched principal broking basis and enable our clients to access transaction-based liquidity through letters of credit or similar arrangements. The Credit product line also encompasses our Volcap desk, which acts as a distributor of structured products (including those issued by Marex Financial and Marex Group plc to clients looking for capital protection guaranteed yields and hedging strategies).

•

Rates:    Our Rates product line comprises our IR Swaps desk, which provides clients with access to market liquidity and execution services for single currency IR Swaps that are then cleared through a Clearing House, and then executed by a financial futures and options brokerage, which provides specialist execution and liquidity sourcing services in primarily interest rate and fixed income products listed on global derivative exchanges.

•

Foreign Exchange:    Our Foreign Exchange (“FX”) product line offers access to both OTC FX derivatives through a range of bank pricing relationships and listed FX derivatives, with broking desks based in the United Kingdom and the United States.

•

Financing:    Our Financing product line provides full-service equity financing in respect of general collateral and hard-to-borrow securities through our U.S. Loan Stock desk and makes two-way markets in numerous U.S. treasuries and U.S. agency mortgage-backed securities through our U.S. Repo desk.

As of December 31, 2022, our Capital Markets division had 256 full-time front-office employees within our financial securities business. Our financial securities business is headquartered in London with offices globally, including in EMEA (Paris, Tel Aviv and the Dubai International Financial Center (“DIFC”)), the United States (New York, Chicago and Miami) and APAC (Singapore, Hong Kong and Sydney).

We intend to continue optimizing recent acquisitions, develop a global FX offering and build out our capabilities in APAC markets. We also plan to explore opportunities in equity derivatives and outsourced trading and execution services.

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Energy

Our Energy division is comprised of our traditional wholesale energy brokerage business and matches buyers and sellers in the OTC energy market. We operate as an agent for our clients, leveraging our extensive knowledge of the energy sector and our relationships with clients to arrange trades in OTC energy products and add value through multi-leg, multi-product and multi-class transactions.

We offer Energy services across the below principal products:

•

Oil:    Fuel oil financial products, liquefied petroleum gas and naphtha financial products, physical oil products, gasoline financial products, mid-distillates financial products, crude futures, crude options, OTC crude and physical crude.

•	Power and gas: Power, natural gas, liquid natural gas futures, OTC crude and physical crude.

•	Shipping and freight: Physical wet freight.

Our Energy division generates revenue through commissions from arranging trades and through the sale of OTC energy market data. Unlike our Clearing business, our Energy business does not require the use of credit lines.

As of December 31, 2022, our Energy division had 189 full-time front-office employees. Our Energy division is based in London, with increasingly significant operations in New York and Singapore, as well as offices in Bruchköbel, Houston, Calgary and Dublin.

We intend to develop our distribution capabilities in EMEA and explore opportunities in dry freight broking and the environmentals market, including carbon credits and biofuels.

Market Making

We provide Market Making services across major commodities markets for metals, agricultural products and energy and in securities markets. Our significant scale and broad market connectivity enable us to provide competitive prices on a principal basis in a wide variety of energy and commodity markets, which differentiates our business from many of our peers. We believe that our Market Making activities are principally concentrated on three key global exchanges: the LME, the CME and ICE.

We offer Market Making services across four principal markets:

•	in the metals markets, which contributed $78.9 million to Market Making revenue for the year ended December 31, 2022, our products include base, precious and ferrous metals;

•

in the agricultural markets, which contributed $21.3 million to Market Making revenue for the year ended December 31, 2022, our products include coffee, cocoa, wheat, rapeseed, sugar and corn. Our RCG division also has particular expertise in grains and livestock;

•

in the energy markets, which contributed $51.7 million to Market Making revenue for the year ended December 31, 2022, our products include Canadian crude, coal, middle distillates, fuel oil, gasoline, heating oil, naphtha, diesel, natural gas, power and renewables; and

•	in the securities markets, which contributed $9.4 million to Market Making revenue for the years ended December 31, 2022, our products include small cap equities and equity volatility products.

We act as principal on Market Making transactions by buying and selling commodities and securities on an exchange for our own account, which increases liquidity in the relevant market. We believe we incur limited market risk from taking positions during our Market Making activities, as we do

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not take directional positions. We generally hold positions for a short period, typically on an intraday or overnight basis, and conservatively manage risk limits as evidenced by our relatively low VaR of approximately $2 million and $1.5 million for the years ended December 31, 2022 and 2021, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures of Market Risks—Value-at-risk” for further information on how we calculate VaR.

Other key tools in place for risk mitigation include sensitivity limits, concentration limits, stress testing limits and additional non-limit control measures. Furthermore, the Market Making business is positively levered to market volatility, which causes both trading volumes to increase and bid-ask spreads we capture to widen. We believe our prudent risk management approach enables us to achieve greater consistency in our profitability. For the year ended December 31, 2022, Market Making trading was profitable 84% of days, 96% of weeks and 100% of months. For the year ended December 31, 2021, Market Making trading was profitable 82% of days, 92% of weeks and 100% of months.

Due to our strong capabilities in the Market Making business, we believe we are well positioned to pursue opportunities to make new markets. We intend to enhance the coverage and connectivity of our renewables product offering and expand our Market Making capabilities in financial securities. In particular, in the metals markets, we intend to expand our EMEA client base, increase market share in non-core markets such as iron ore, steel and U.S. scrap metals, explore opportunities in battery metals markets and increase client activity on our Neon platform. In agricultural markets, our growth initiatives are focused on environmentals and fertilizers. In energy markets, we intend to build out our EMEA client base and explore opportunities in U.S. energy listed options, U.S. regional power markets and physical crude oil.

As of December 31, 2022 and 2021, our Market Making business had a front-office head count of 93 and 69 employees, respectively. Market Making generated $161.3 million and $131.3 million of our revenue for the years ended December 31, 2022 and 2021, respectively, representing 23.0% and 24.2% of our total revenue for the same periods, respectively. Our Market Making business generated Adjusted Operating Profit of $59.2 million, $45.1 million for the same periods, respectively, and an Adjusted Operating Profit Margin of 36.7% and 34.3% for the same periods, respectively.

Hedging and Investment Solutions

Through the Hedging Solutions division of our Hedging and Investment Solutions business, we provide our clients with OTC traded hedging and customized OTC derivatives solutions. We generate revenue from our Hedging and Investment Solutions business by building a return into the pricing of the product. Our commodity hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in energy and commodity prices, as well as exchange rates, across a variety of different time horizons.

In 2017, we launched the Marex Solutions division to provide clients with bespoke cross-asset hedging solutions that are tailored to clients’ specific hedging requirements. We established Marex Solutions to meet a specific client demand in a large and underserved market, addressing clients that are often too small for investment banks and serving them at a lower cost than competitors by extensively leveraging technology. In 2019, we launched our Financial Products division, which provides clients with a customizable investment solutions platform, allowing investors to price and create tailor-made products. Both Marex Solutions and our Financial Products division are now part of our Hedging and Investment Solutions segment.

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Where a client’s requirements go beyond the solutions offered by exchange listed products, our Hedging and Investment Solutions business creates a tailored derivatives solution through customized OTC derivatives with the objective of matching the client’s needs. The segment comprises two key divisions:

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Hedging Solutions, which contributed $52.2 million to Hedging and Investment Solutions revenue for the year ended December 31, 2022, provides clients with risk management solutions across commodity markets; and

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Financial Products, which contributed $47.6 million to Hedging and Investment Solutions revenue for the year ended December 31, 2022, provides clients with structured investment products through our structured notes business.

Our Hedging and Investment Solutions business is headquartered in London and grew to 97 front-office employees as of December 31, 2022 and served 689, 543 and 408 active clients in the years ended December 31, 2022, 2021 and 2020, respectively. We define an “active client” as a client who we generated revenue from within the preceding 12 months. Our Hedging and Investment Solutions generated $99.8 million and $87.9 million of our revenue for the years ended December 31, 2022 and 2021, respectively, representing 14.2% and 16.2% of our total revenue for the same periods, respectively. Our Hedging and Investment Solutions generated $27.8 million and $31.8 million of Adjusted Operating Profit for the years ended December 31, 2022 and 2021, respectively, and an Adjusted Operating Profit Margin of 27.9% and 36.2% for the same periods, respectively.

We intend to further build out the distribution network for our Hedging and Investment Solutions business in the United States, Brazil and APAC and explore opportunities in the environmentals market, including carbon credits. We also plan to continue to invest in our derivatives engine and client portal to further enhance our competitive advantage.

Hedging Solutions

The Hedging Solutions business provides our clients with tailored risk management solutions across a spectrum of commodity markets, including agriculture (including grains, softs, forestry and dairy), metals, energy (including biofuels) and currency markets. Clients include trading houses, producers and consumers as well as banks and distributors.

Hedging Solutions organizes tailored hedging solutions into four primary categories:

•	Participation: Participation products allow clients to participate one-to-one in the underlying market, either in the underlying contract currency or in the local currency.

•	Protection: Protection products allow clients to mitigate against adverse or unexpected market moves that could otherwise damage the business.

•	Price Improvement: Price improvement products enable clients to achieve a better sale price compared to the market price, in exchange for less certainty in volume executed.

•	Range Extraction: Range extraction products extract value from range bound markets. These can be tailored to give more appropriate risk profiles than listed alternatives.

The Hedging Solutions division offers some margin forgiveness to most clients for a pre-agreed amount of their margin call. As a result, the Hedging Solutions division assumes a degree of credit risk for its clients to the extent of such agreed amount. We also extend credit lines to select clients for variation margin payments. Given the increased risk to our business, variation margin credit is subject to additional limits, including the capping of credit offered in specific geographies. As part of our risk management strategy, OTC exposures are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks.

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In our Hedging Solutions business, we utilize the Agile technology platform for white label clients. This enables us to convert transaction revenue into a regular income stream. We are also developing an API solution for integration of pre- and post-trade systems. The Hedging Solutions division had 483 and 384 active clients in the years ended December 31, 2022 and 2021, respectively.

Financial Products

We launched Financial Products, our structured notes business, in 2018. As of December 31, 2022, we had approximately 206 clients, including private banks, independent asset managers, pension funds and corporates such as Bondpartners SA, Bank J. Safra Sarasin, Julius Baer and Union Bancaire Privée. The structured notes business provides our clients with Structured Notes and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities.

The structured notes business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. Our regulated subsidiary Marex Financial is the legal entity through which we conduct the structured notes business and Marex Group plc and Marex Financial are both issuers under our Structured Notes Program. Marex Financial is rated BBB by S&P, and Marex is rated BBB– (outlook stable) by S&P and Fitch. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs – Financial Products Programs.”

We organize our investment solutions into four primary categories:

•	Participation: Clients invest in a single security that provides access to the performance of a selected underlying asset or assets, which can be actively managed by the client over time.

•	Capital Protected: Low risk solutions that provide investors with their principal investment back plus the growth of a chosen underlying asset at maturity.

•	Yield Enhancement: In a low interest environment, clients receive a relatively large coupon if the market remains flat or rallies but risk some capital if the market falls beyond a certain level.

•	Leverage: Investors receive full participation in the upside and downside of the chosen underlying asset without providing the full cash value of the underlying asset.

We offer a diverse portfolio of Structured Notes, including auto-callable, fixed, stability and capital-linked notes, with varied terms across numerous asset classes. Marex Group plc and Marex Financial act as the “manufacturers” of the Structured Notes. The notes are distributed to investors through a network of distributors. The Structured Notes are settled through the Clearstream clearing system to investors who purchase and hold the structured notes through their custodian bank. Some of the Structured Notes issued by Marex Financial are listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

In addition, we provide liquidity in the secondary market for our Structured Notes. As part of our risk management strategy, the Structured Notes are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks. Marex Financial also operates an alternative structured notes program, the Tier 2 Program, which, due to the long-dated term of the structured notes issued thereunder, enables the Tier 2 Notes to qualify as Tier 2 capital for the purposes of our regulatory capital requirements.

We had $1,160.0 million of debt securities in issue as of December 31, 2022, issued under the Structured Notes Program and Public Offer Program, which included $4.1 million of structured notes issued under our Tier 2 Program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.”

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Our Principal Markets

Europe, Middle East and Africa

We are headquartered in London, with offices in Paris, Versailles, Dublin, Milan, Bruchköbel, Amsterdam, Rotterdam, Lisbon, Madrid, the DIFC and Tel Aviv. We had 403 and 337 front-office employees in Europe as of December 31, 2022 and 2021, respectively, with 360 and 298 of these front-office employees based at our head office in London as of the same periods.

Americas

We have offices in New York, Chicago, Houston, Stamford, Miami, San Francisco, Des Moines, Clark, Saint Louis Park, Red Bank, Richmond, Schaumburg, Calgary and Montreal. Our North American energy business is based in our Houston office, our agricultural business is based in Chicago and our New York office focuses on our financial products. The number of front-office employees in North America was 373 and 256 as of December 31, 2022 and 2021, respectively.

APAC

We have offices in Hong Kong, Singapore, Sydney, Melbourne and Brisbane. In addition to clients served by our Asia desks, our European and North American offices have a growing base of clients located in Asia that are principally served by our London and New York desks. The number of front-office employees in APAC was 70 and 50 as of December 31, 2022 and 2021, respectively.

Our Strategic Acquisitions

We have made several strategic acquisitions in recent years to enhance our geographic coverage and diversify our products and services. These acquisitions represent an important growth driver for our business and continue to be a core aspect of our growth strategy.

We fully integrate acquisitions into the Marex platform to leverage shared infrastructure and existing client relationships. We believe we have a successful track record of delivering revenue and cost synergies in connection with the integration of our acquisitions. We have experienced average growth in revenue of approximately 35% and average growth in profitability by more than 100% in the first year post-acquisition for each acquisition based on comparing revenue and Adjusted Operating Profit for the twelve months pre-acquisition to the twelve months post-acquisition with respect to nine acquisitions that were completed between January 2019 and February 2022. This also reflects weighted averages for revenue and Adjusted Operating Profit.

We believe the high degree of fragmentation in the global commodity broker market, characterized by increasing barriers to entry including higher operating, technology and regulatory compliance costs, provides an attractive backdrop for our business to make further strategic acquisitions.

The following summarizes our recent material M&A activity.

CSC Commodities UK Limited

In January 2019, we acquired CSC. CSC is a London-based oil trading team specializing in on-exchange commodity derivatives, market making and trading oil-related derivatives across the barrel, from crude oil to fuel oil, distillates and light ends, alongside freight, natural gas and agricultural markets. Through the acquisition of CSC, we expanded our Market Making services into the energy sector. Since we completed the acquisition, CSC has continued to operate under its existing brand

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name, and its entire infrastructure was integrated into our broader organization. CSC generated $51.7 million and $17.5 million in revenue and profit before tax, respectively, for the year ended December 31, 2022.

Rosenthal Collins Group LLC

In February 2019, we acquired the trade and assets of RCG. RCG is a regulated FCM based in Chicago, offering trade, execution, clearing, brokerage, managed futures and a range of electronic trading services. RCG operates in a variety of commodities markets, including agriculture, currencies, energy, metals and stock indexes.

Through the acquisition of RCG, we enhanced our footprint in North America, expanded our Clearing business and augmented our product offering, particularly in our agriculture business. RCG generated $55.5 million and $8.8 million in revenue and profit before tax, respectively, for the year ended December 31, 2022.

Tangent Trading Ltd.

In March 2020, we acquired Tangent Trading, a London-based scrap metals trading firm. This acquisition enhanced the offerings of our global metals franchise and extended our strategy of developing our sustainable commodities business, which we think will be important in capturing the growth in environmentally sustainable products.

X-Change Financial Access, LLC

In November 2020, we acquired XFA. XFA is a Chicago-based exchange traded derivatives execution broker specializing in benchmark global products, including S&P and VIX options, futures and futures options. Through the acquisition of XFA, we further enhanced our expansion into North America and expanded our Clearing business.

ED&F Man Capital Markets

In August 2022, Marex and Marex Financial agreed to acquire the global businesses of ED&F Man Capital Markets for $233.6 million. Through the acquisition of ED&F Man Capital Markets, we expanded our client offering in the Clearing business, added to our metal franchise and enhanced our growing businesses in fixed income and equities. This acquisition added over 400 employees and over 1,000 new clients to our platform, as well as increased our capabilities in financial securities markets, including broker-dealer operations. For the year ended December 31, 2022, the acquired business generated $274.8 million and $16.9 million in revenue and profit before tax, respectively.

The acquisition also extended our geographic footprint in Dubai and APAC and helped to further solidify our franchise in the United States.

In the course of the acquisition, we identified several operational and financial synergies between our existing U.S. clearing and execution broker, MNA, and MCMI, the U.S. business of ED&F Man Capital Markets. These synergies led us to integrate the two businesses through the sale of MNA’s assets, clients and employees to MCMI. This integration was effective as of July 15, 2023. Following the integration, on January 3, 2024, MNA was sold to a third-party purchaser. To date, we have recognized annualized cost synergies of approximately $15 million from this acquisition, which is based on the comparison of annualized Control and Support costs for the first eight months of the year ended December 31, 2023 compared to the first eight months of the year ended December 31, 2022 (before the acquisition).

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The acquisition involved staggered completions, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and Dubai businesses in December 2022 and the Hong Kong business in February 2023.

OTCex/HPC

In February 2023, we completed the acquisition of the brokerage business of OTCex. This involved the acquisition of HPC SA (since renamed Marex SA), a French financial services company specializing in brokerage services in equity, derivatives and interest rate markets, as well as its subsidiaries and branches in France, the United Kingdom, Portugal, Italy and the United Arab Emirates. This acquisition included other subsidiaries of OTCex, including OTCex LLC based in New York, OTCex Asia based in Singapore, OTCex Israel based in Tel Aviv and OTCex Hong Kong Limited based in Hong Kong. Completion of the transaction occurred after we received regulatory approvals from local regulatory authorities in four jurisdictions: France, the United Kingdom, the United States and Hong Kong.

Our acquisition of the brokerage business of OTCex business strengthened our capabilities in equities, structured products, fixed income and commodities and further established our presence in Europe.

Cowen

In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business. The business offers a full range of services including multi-asset-class custody, high and low touch execution, financing solutions, security lending and related technology solutions and capital introduction. The acquired operations have been incorporated into the MCMI business and rebranded as Marex Prime Services and Marex Outsourced Trading.

This acquisition has been incorporated into to our existing capabilities in the financial markets and expanded our client base with the addition of mid-sized asset managers. It also further expands upon the capabilities acquired during the acquisition of ED&F Man Capital Markets in 2022 and supports our continued expansion into the United States.

Our Clients

We are able to directly serve and intermediate a broad range of clients unlike other asset classes in the inter-dealer brokerage industry where end-client relationships are largely dominated by banks. Our clients include large blue chip commodity producers, consumers and merchants, brokers, trading houses, asset managers, international banks, commodity trading advisors and hedge funds.

Our client base over the years has shifted away from traditional commodity producers and consumers to reflect a more diverse mix of market participants, including U.S. asset managers, banks and brokers, particularly in our agriculture and metals businesses. We believe this transition is largely the result of changing market dynamics, including a reduction in the number of institutions that provide commodity broking services. Our client base includes:

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Commodity producers, consumers and merchants:    We serve a range of commodity producers, consumers and merchants, whose participation in our market is a core part of their business. These businesses are often active in commodities trading and hedging regardless of market conditions. Select clients include BP, Centrica, Glencore, RWE, Shell, Total, Trafigura and Vitol. These types of clients comprised 50% of our commission revenue (excluding net interest income and certain trading revenue where we trade as principal) in the year ended December 31, 2022.

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Asset managers and other market participants:    We serve numerous asset managers, market makers, hedge funds and other market participants, including Citadel, J. Safra Sarasin, Union Bancaire Privée, and Vontobel. These types of clients comprised 37% of our commission revenue (excluding net interest income and certain trading revenue where we trade as principal) in the year ended December 31, 2022.

Other comprehensive income

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Large commercial investment banks:    We serve numerous financial institutions and “money managers,” including commercial and investment banks and hedge funds, such as BNP Paribas, Citi, Goldman Sachs, J.P. Morgan, Macquarie and Morgan Stanley. These types of clients comprised 13% of our commission revenue (excluding net interest income and certain trading revenue where we trade as principal) in the year ended December 31, 2022.

In the year ended December 31, 2022, we had an active client base of more than 9,000 clients worldwide, with clients assets of approximately $15 billion. We are continuing to strengthen our relationships with our client base, with revenue generated by our largest clients increasing, while at the same time, our overall client concentration is decreasing as a result of the growth in our client base. The number of clients from whom we received more than $1 million of net commissions was 82 clients in 2022, compared to 67 clients in 2021 and 43 clients in 2018. In addition, the net commissions generated by our top 10 clients was $61 million in 2022, compared to $45 million in 2018. Net commissions from our top 10 clients as a percentage of our total revenue was 10% in 2022.

Information Technology

We have developed and continue to develop client-centric proprietary technology, which we believe enables us to deliver innovative solutions to our clients and create a scalable operating environment across our business and enables the efficient integration of our acquired businesses. We deploy numerous computer and communications systems and networks to operate our broking business, including front-end broking platforms available to clients and brokers to disseminate information, provide analytics and collect and manage orders, alongside our back-office infrastructure.

Our operating platforms are supported by third-party platforms, including modern cloud-based solution providers. These third-party providers help us to ensure that our technology is reliable, scalable and provide a seamless client experience. Cloud services help us accelerate our product development by ensuring that we can leverage existing technology and that we can bolt on additional services where applicable. This enables us to focus our development efforts on the platforms that differentiate our offerings and reduce our time-to-market.

At the core of our technology offering are Neon and Agile, our proprietary front-end broking platforms.

Neon

We launched Neon, our trading, risk and data platform, in 2020. Neon provides traders with direct access to global commodity and financial exchanges, enables clients to manage their risk, including through the application of risk management methodologies, and provides access to market data. Neon can be accessed by multiple channels including via desktop and mobile. The number of Neon users was approximately 10,000, 8,000, 2,000 and 1,000 for the years ended December 31, 2022, 2021, 2020 and 2019, respectively. We calculate the number of users based on the number of subscribers that accessed the platform during each respective year.

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Neon’s applications are summarized below:

•	Neon Insights: Research, commentary and insights across energy, metals, agricultural and financial markets.

•	Neon Energy: Fully customizable, real-time view of our highly liquid energy markets.

•	Neon Metals: Access to our liquidity in base metals, from adjusting 3M positions to trading spreads.

•	Neon Crude: Real-time crude trading platform, allowing users to view and trade bids for the Canadian crude market.

•	Neon Trader: Real-time exchange trading with access to multiple global futures and options markets.

•	Neon Risk: Comprehensive post trade risk management, allowing users to manage risk effectively with real-time P&L at instrument, account, trading group or firm level.

Agile

Agile is our full-service commodity broking platform that allows clients to manage their OTC hedging portfolio electronically. Our Agile platform aims to provide clients with full transparency and control through the hedging life cycle. Through Agile, clients can explore new trade ideas in real time, monitor and analyze their hedging portfolio and access up-to-date market data and pricing information.

Sales and Marketing

Sales and marketing is mostly conducted through our front-office employees, who aim to enhance the services that we provide to our clients in both existing and new products. Our front-office teams are also significantly involved in marketing initiatives targeting new clients, supported by product and business development teams who create service- and product-specific information about our offerings. As part of this process, we may analyze existing levels of business within our four business segments to identify potential areas of growth and opportunities to cross-sell our varied product and service offerings.

Corporate publications, which provide information about our activities and specific services and offerings, are produced through our Corporate Affairs team. Using a variety of direct marketing, sales initiatives and marketing campaigns, our Corporate Affairs team is primarily responsible for building on and enhancing our brand and growing our global footprint by raising awareness of our products and services.

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Competition

Our markets are large, fragmented and characterized by high barriers to entry and heightened regulatory scrutiny, which result in reduced competitive intensity. We compete with a number of companies across the four interconnected business services that we provide to our clients.

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Clearing:    We broadly compete against other independent, non-bank FCMs, such as ADM Investor Services, RJ O’Brien and StoneX, and large global investment banks, such as Citigroup, J.P. Morgan Chase, Macquarie, Mizuho and Société Générale.

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Agency and Execution:    We compete with large banks and investment banks, such as BNP Paribas, Citi, Goldman Sachs, J.P. Morgan, Morgan Stanley, Société Générale and Standard Chartered, as well against highly interconnected financial institutions such as BGC Partners, Clarksons, OTC Global Holdings, StoneX, TP ICAP and Tradition, as they facilitate a large portion of trading activity.

•	Market Making: We compete against other market makers such as Citadel, DRW, DV Trading, J.P. Morgan, Koch, Société Générale, StoneX, Sucden Financial and Virtu.

•	Hedging and Investment Solutions: We compete against other financial firms such as StoneX and Macquarie and commodity producers with in-house capabilities such as Cargill.

We believe that the diverse array of business services that we offer are complementary to one another, and together they form a differentiated, full-service solution for our clients that allows us to effectively compete in the various markets in which we operate.

Risk Management

We are principally exposed to the following areas of risk: credit risk, market risk, liquidity risk, concentration risk and operational risk. We seek to manage risk across our business through our robust risk management governance structure and strong risk culture.

Risk Governance

“Three Lines of Defense” model

We have adopted a “Three Lines of Defense” model for risk governance. We believe this model, in addition to a strong risk culture, good communication and understanding, helps us manage risk across our business. Our “Three Lines of Defense” include:

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First Line of Defense:    Business units and support functions are the primary owner of risk in their respective business and are responsible for the day-to-day management of that risk. They are responsible for (i) understanding and adhering to the risk and control environment; (ii) considering the risk/reward trade off; and (iii) the ongoing assessment, monitoring and reporting of risk exposures and events.

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Second Line of Defense:    Our Risk Management and Compliance functions are responsible for the management of risk across our business. These teams provide independent risk oversight of the first line of defense and supervise the operation of our risk control framework. The second line of defense is also responsible for formulating and maintaining risk frameworks, policies and risk reporting, in addition to managing risks relating to compliance and financial crime.

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Third Line of Defense:    Our Internal Audit function provides independent assurance of the first and second lines of defense. Internal Audit conducts an annual program of risk-based audits covering all aspects of the first-line and second-line risk management and risk control activities. Internal Audit also regularly undertakes additional ad hoc audit investigations at the request of our audit and compliance committee and/or the Chair of our board of directors.

Enterprise-Wide Risk Management Framework

We have put in place the Enterprise Wide Risk Management Framework (“EWRM Framework”). The EWRM Framework is a comprehensive risk management framework that sets out the control mechanisms to identify, measure, assess, monitor, control and report on underlying risks across our business. Our board of directors has overall responsibility for ensuring the risk management practices set out in the EWRM Framework remain appropriate for our business and maintain oversight over subsidiaries. Our board of directors also monitors the overall risk profile of the business and that the systems of internal control function effectively.

Local regulatory responsibilities may apply to the boards of our subsidiaries with operations in certain jurisdictions. As a result, our subsidiaries may develop their own risk frameworks and policies tailored to their specific businesses, provided that such frameworks and policies remain consistent with, and have regard for, the principles of the EWRM Framework and our policies.

Risk culture describes the values and behaviors present throughout an organization. The Marex risk culture shapes every risk decision we make and is consistent with our ethics and values and our strategic and risk objectives.

Responsibility for risk management resides at all levels within our business, from our board of directors and the executive committee down through the organization. Each business unit is responsible for understanding the risk environment and complying with all risk policies and limits. Responsibility for effective review and challenge of risk policies resides with our senior managers, risk oversight committees, Internal Audit, our independent risk function, our board of directors, our dedicated risk committee and our Chief Risk Officer.

Risk Appetite

Risk appetite is the level of risk our board of directors is willing to accept now and over the future planning horizon, given our financial resources to pursue the stated business and risk strategies. Our business strategy is aligned with our risk appetite to guide our business activity and associated risk taking. This ensures structures exist to identify and analyze emerging risks for issues that could become material risks going forward.

Our risk appetite is determined by reference to the high-level objectives set by our board of directors, which are formulated into detailed risk measures by specific departments, trading desks, traders and, where appropriate, to individual risk exposures.

Our risk appetite is governed by our risk appetite framework (the “Risk Appetite Framework”), which includes measures that assess risks to ensure the successful delivery of our business and risk strategies. These measures are compared against key balance sheet and profit and loss figures, as well as other specific measures and qualitative assessments. The Risk Appetite Framework is responsive to changes in our business strategy and plans, which ensures that our risk appetite is aligned with changes in our overall strategic goals.

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Risk Categorization Model

We actively monitor and assess risks to which our business is exposed. Each risk we identify is categorized in accordance with our risk categorization model (“RCM”), with accompanying mitigation where possible, to ensure adherence to the stated risk appetite. The RCM is an integral part of our EWRM Framework.

Key risks identified in the RCM are consistently analyzed and measured in accordance with our approved policies and processes. Key business controls and procedures are then implemented to mitigate the risks highlighted by the risk assessment.

Risk Reporting

An important part of our risk management process is regular and appropriate reporting and communication of risk. In line with our governance structure, periodic reporting and risk analysis is presented to the relevant governing bodies as well as the relevant risk takers, including our board of directors, our risk committee, our executive committee and our senior management. We believe that the escalation procedures for raising significant issues with managers and supervisors are clear and well embedded across our business.

Credit Risk

Credit risk is the risk of losses where a client or counterparty fails to perform its contractual obligations. Our Credit department is responsible for reviewing and granting credit facilities to counterparties to minimize credit losses and protect the capital of our business. Credit lines are approved by either our Chief Risk Officer and Global Head of Risk, acting within the authority as granted to them by our executive credit and risk committee (“Risk Committee”), or are presented to our Risk Committee for approval. Our Risk Committee comprises our Chief Executive Officer, Chief Risk Officer, Chief Financial Officer and Global Head of Risk and is attended by our Head of Credit, credit analysts and the relevant heads of desks. Our senior risk management team and Risk Committee review clients’ exposure, proposals to review additional credit requests and amendments to clients’ existing credit profiles. Our Risk Committee, Chief Risk Officer or Global Head of Risk, within their respective approvals, review clients’ credit exposure, proposals to review additional credit requests and amendments to clients’ existing credit profiles.

Our Credit department is responsible for granting each client a position limit, which is the maximum exposure a client can take, during the on-boarding process to limit our counterparty risk. The position limit varies between clients trading on exchange and those trading OTC.

Each morning, client credit exposures are reviewed by senior management to assess any significant margin calls (or any margin calls that have been outstanding for longer than one day) and positional limit breaches. Where breaches occur, clients are instructed to reduce exposure, transfer positions away from us or make up any funding shortfall.

We have several processes in place to mitigate credit risk. The primary mitigants that we use are summarized below:

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Netting:    Where legally enforceable, we enter into netting agreements to reduce our credit risk. Netting agreements are bilateral arrangements that can lower our credit exposure if a counterparty enters into liquidation by permitting netting of unrealized losses against unrealized gains on outstanding derivatives transaction contracts. Under these netting agreements, a liquidating authority of a failed counterparty is obliged to perform all the transactions included

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(or to undertake payment of all the amounts owed on the running accounts) under the agreement, rather than only performing profitable derivatives transaction contracts.

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Central clearing counterparties:    Where trades are cleared, the counterparty credit risk is mitigated as clearing reduces the chance of a client or other clearing member defaulting. If there is a default, any losses would be shared between other clearing members.

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Collateral:    Collateral, typically in the form of cash, is posted by clients to secure credit and position limits. This collateral is held in separate, standalone accounts and therefore cannot be directly used to fund trading.

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Parental or counterparty guarantee: Counterparty risk can be mitigated through a parental or counterparty guarantee. A guarantee is a legal agreement by which a parent or connected company of the client agrees to be financially responsible for the client’s financial obligations and to pay us if the client defaults in accordance with its contractual terms.

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Tri-Party Agreements:    Tri-Party Agreements are most common within commodity financing. Under a Tri-Party Agreement, a commodity trade financing bank agrees to finance the trading activities of a client in one or more designated “hedging accounts” that the client holds with us. In return, the client grants the bank a security interest over those hedging accounts. This allows our credit risk to be transferred from the commodity trader to a more creditworthy commodity trade financial bank.

Market Risk

Market risk is risk that arises from fluctuations in values of our traded positions due to changes in the value of prices, volatilities or interest rates within financial markets. It also includes risks that arise from open foreign exchange and interest rate positions on the balance sheet.

Market risk is managed by our Market Risk department, which consists of two separate teams, both of which ultimately report to our Chief Risk Officer. One team is dedicated to our Marex Solutions business and another team covers our exchange-traded house and client exposure. These teams operate under distinct market risk frameworks that are approved by our board of directors and aligned to our risk appetite, and they monitor risk-generating exposures to manage our exposure to market risk.

As with credit risk, market risk is managed through position limits granted to clients through the on-boarding process. These limits are calculated based on market liquidity and maturity. Exposures are monitored in real time.

Our processes to mitigate market risk include:

•	Pre-trade risk controls: We have pre-trade risk controls in place to prevent trades above defined parameters from being executed.

•

Post-trade risk controls:    We employ extensive controls, both systemic and procedural, in the post-trade environment. We monitor trades on a real-time and T+1 basis against our limits, monitor intraday concentration risk and undertake extensive stress testing calculations.

Pre-trade controls can take various forms that include both preventative controls and detective:

•	maximum clip limits, sometimes termed “fat finger” limits, restrict the order size per order;

•	maximum long/short positions restrict outright long or short exposure for an underlying or group of underlying;

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•	buying power restricts exposure to the value of the account (positive net liquidating value);

•	price collars/price reasonability; and

•	maximum messages per second.

House exposures are monitored intraday with alerts generated once predetermined thresholds are breached for either risk limits and/or notional sizes. Monitoring occurs at a multitude of levels, including product, size, sensitivity, concentration and profit and loss.

Liquidity Risk

Liquidity risk is the risk that our business, although solvent, does not have sufficient financial resources available to meet its obligations as they fall due or is only able to secure resources at excessive cost. Liquidity risk is managed by our Treasury department, which reports to our Chief Financial Officer.

Our processes to mitigate liquidity risk include:

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Financing arrangements:    We have $150 million of committed capital under the Marex Revolving Credit Facility, which includes a $35 million Swingline Facility, allowing us to access additional funding in short order. Through our subsidiary MCMI, we have access to a committed $100 million MCMI Revolving Credit Facility. In June 2022, we issued $100 million of AT1 Securities, and in February 2023, we completed our inaugural public senior bond issuance under the EMTN Program, raising €300 million. These issuances strengthened our liquidity position, further diversified our funding sources and extended our debt maturity profile. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs.”

•

Stable client base:    We have a stable client base, including producers, consumers, utilities providers and brokers, as well as banks and asset managers. These clients typically hold both long and short positions, which provides us with some element of liquidity offset at all times.

•

Cancellation of credit lines:    All credit lines are uncommitted and can be cancelled at short notice. We also constantly evaluate our credit line portfolio, increasing and reducing individual credit lines to ensure that we have adequate liquidity.

•

Structured notes:    The Structured Notes Program and the Public Offer Program provide us with an effective way to quickly increase liquidity. The Structured Notes Program and Public Offer Program have also diversified our sources of funding, reducing our overall liquidity risk. However, we may still face liquidity risks associated with the Structured Notes, which would affect our ability to access this source of funding, or we may fail to hedge our processes effectively, which would subject us to increased market risks. Further, by issuing such Structured Notes, we will still be obligated to pay the notes upon maturity, even if we suffer any losses as a result of market movements or insufficient hedging arrangements. See “Risk Factors – Risks Relating to Our Financial Position – We require financial liquidity to facilitate our day to day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs – Financial Products Program.”

We also have a detailed contingency funding plan which would be implemented if a crisis impacted our overall liquidity. This plan contains detailed contingency plans for managing any such crisis.

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Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or external events. When assessing operational risk, we consider legal and compliance risk, reputational risk and business and strategic risk.

We manage operational risk through our Operational Risk Policy, implemented through the Operational Risk Framework, which outlines the methodologies and standards to be employed by our employees to manage operational risk within our business. The key aspects of the Operational Risk Framework include:

•

Risk and Controls Self-Assessment:    Risk and Controls Self-Assessments (“RCSAs”) are the industry standard approach to operational risk management. We use RCSAs to identify and assess risk and to appraise the controls in place to mitigate these risks.

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Key risk indicators:    We use certain key risk indicators to monitor and track significant risks. These key risk indicators are indicative of trends in risk exposure and provide early warning signals, highlighting changes in the risk environment, control effectiveness and potential risk issues. These indicators are monitored by our risk department between formal RCSA reviews.

•	Internal risk events: Any data relating to a risk that materializes, including near misses, is recorded and used by our risk department to assess operational risk exposures across our business.

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External loss data:    External loss data is gathered and analyzed to enhance the assessment of operational risks and provide an early warning of potential threats or risks that we may not have foreseen or considered.

In addition, we conduct extensive scenario analysis to assess the likelihood of operational risks occurring and to ensure that we have adequate internal controls in place to minimize these risks.

Regulation

As a global financial services platform, we have the following regulated financial services companies.

U.K. Regulated Entities

The below is a list of all of our entities that are regulated in the United Kingdom (the “U.K. Regulated Entities”):

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Marex Financial, which is regulated in the United Kingdom by the FCA, in Italy by the Commissione Nazionale per le Società e la Borsa (“Consob”) and in Dubai by the Securities and Commodities Authority (“SCA”). Marex Financial has a branch in Australia that is regulated by the Australian Securities and Investments Commission (“ASIC”) in Australia;

•	Marex Spectron International Limited (“MSIL”), which is regulated in the United Kingdom by the FCA and by the Alberta Securities Commission in Canada;

•	Marex Prime Services Limited, which is regulated by the FCA; and

•	HPC Investment Services Limited, which is regulated by the FCA.

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U.S. Regulated Entities

The below is a list of all of our entities that are regulated in the United States (the “U.S. Regulated Entities”):

•	MCMI, which is regulated as an FCM by the CFTC, and is a member of and regulated by the NFA. MCMI is also regulated by the CME (its designated SRO), and as a broker-dealer by the SEC and FINRA;

•	Marex North America Securities, LLC (“MNAS”), which is regulated by the SEC and FINRA;

•	MSIL, which is regulated as an introducing broker (“IB”) by the CFTC and is a member of and regulated by the NFA;

•	Marex Mena Limited (“MML”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA;

•	OTCex LLC, which is regulated as an IB by the CFTC and is a member of and regulated by the NFA and as a broker-dealer by the SEC and FINRA; and

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XFA, which is regulated as a broker-dealer by the SEC, as an IB by the CFTC, is a member of and regulated by the NFA and the Chicago Board Options Exchange (“CBOE”) (in respect of the CBOE, as its designated SRO).

E.U. Regulated Entities

The below is a list of all our entities that are regulated in the European Union (the “E.U. Regulated Entities”):

•

Marex SA, which is regulated by the AMF and the ACPR in France. Marex SA has regulated branches in Portugal (regulated by the Comissão do Mercado de Valores Mobiliários), the DIFC (regulated by the Dubai Financial Services Authority (“DFSA”) and the Consob in Italy);

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MSEL, which is regulated by the Central Bank of Ireland (“CBI”) in Ireland. MSEL has regulated branches in Germany (regulated by the Federal Financial Supervisory Authority (“BaFin”)) and Spain (regulated by the Comisión Nacional del Mercado de Valores);

•	Marex France SAS (“Marex AIFM”), an Alternative Investment Fund Manager (“AIFM”) regulated by the AMF; and

•	Arfinco SA, which is regulated by the ACPR in France.

Other Regulated Entities

The below is a list of all our entities that are regulated in jurisdictions other than the United Kingdom, the United States or the European Union:

•	Marex Spectron Asia Pte. Ltd. (“MSAPL”), which is regulated by the Monetary Authority of Singapore (“MAS”) in Singapore and the NFA in the United States;

•	Marex Hong Kong Limited (“MHKL”), which is regulated by the Securities and Futures Commission (“SFC”) in Hong Kong;

•	OTCex Hong Kong, Limited (“OTCex HK”), which is regulated by the SFC in Hong Kong;

•	MML, which is regulated by the DFSA in the DIFC; and

•	Marex Australia Pty Ltd (“MAPL”), which is regulated ASIC in Australia.

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Each regulated company generally provides services to clients based both within and outside of its home jurisdiction in accordance with the applicable legal and regulatory requirements. In certain jurisdictions, this involves relying on applicable exemptions. In addition to the regulatory regimes in each company’s home jurisdiction, our companies may be subject to overseas law and regulation when they provide services on a cross-border basis. We are also subject to anti-money laundering, counter-terrorism financing and sanctions laws and regulations in the jurisdictions in which we operate.

Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors—Risks Relating to Regulation”.

United Kingdom

The statutory framework for the regulation of financial services in the United Kingdom is set out in the Financial Services and Markets Act 2000 (“FSMA”). FSMA requires firms that provide financial services in the United Kingdom to be authorized and regulated by the relevant regulatory authority. Financial services firms are subject to supervision by one or both of two U.K. regulators—the FCA and the Prudential Regulation Authority (“PRA”). The PRA is responsible for regulating banks and building societies (as deposit takers), insurers and credit unions and large investment firms (e.g., investment banks) for prudential purposes. The FCA regulates all other investment firms for prudential purposes, and regulates all financial services firms for conduct purposes.

Entities Subject to the FCA’s Supervision

In the United Kingdom, we have four regulated entities: Marex Financial, MSIL, Marex Prime Services Limited and HPC Investment Services Limited. The U.K. Regulated Entities are regulated and authorized by the FCA as their sole regulator for both prudential and conduct matters. HPC Investment Services Limited is regulated and authorized by the FCA as the operator of an OTF, which is the platform through which our U.K.-based clients can trade certain products and asset classes. The FCA is also the prudential supervisor of our business on a consolidated basis. None of our entities are authorized or regulated by the PRA.

To be authorized by the FCA, firms are subject to an extensive approval process. This includes assessing their compliance with various regulatory requirements, including certain “threshold conditions”. Threshold conditions are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to have permission to carry on the relevant regulated activities under FSMA. The threshold conditions for FCA regulated firms relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the FCA;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business; and

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities.

The FCA’s Principles for Businesses sets out high-level principles that apply to all authorized firms. This includes requirements for firms to treat clients fairly, maintain adequate financial resources and risk management systems, observe proper standards of market conduct, manage conflicts of interest fairly, communicate with clients in a way that is clear, fair and not misleading, and deal with their regulators in an open and cooperative way.

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The FCA also has certain powers in relation to the approval of the “controllers” of U.K. FCA authorized firms, including the U.K. Regulated Entities. Any person proposing to acquire or increase “control” above prescribed thresholds in an FCA authorized firm must obtain approval from the FCA prior to the change in control.

FCA Supervision and Enforcement

The FCA has a wide range of supervisory powers, including extensive powers to intervene in the affairs of an FCA authorized firm. The FCA also has various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; (iii) impose restitution orders; and (iv) fine, censure, or impose other sanctions on firms or individuals.

The FCA can formally investigate a firm, require the production of information or documents, or require a firm to provide a “skilled persons” report under section 166 of FSMA to facilitate its supervision of a firm. For example, in 2022 the FCA required us to provide a “skilled persons” report on the product governance controls and processes that we had implemented in respect of our Hedging and Investment Solutions business. After reviewing this report, the FCA determined that it did not need any further information on this subject.

The U.K. Regulated Entities are subject to the Senior Managers and Certification Regime (“SMCR”), which relates primarily to the accountability and responsibility of managers and other relevant staff. Under the SMCR, firms must have clear and effective governance structures. Different conduct rules apply to the U.K. Regulated Entities’ staff depending on the seniority of the function performed.

The FCA may take direct enforcement action under the SMCR against individuals undertaking senior management functions for authorized firms. Under the SMCR, the FCA may revoke an individual’s approval to perform certain roles within a firm. Breaches by authorized firms of certain rules can also give certain private persons (who suffer loss from the breach) a right of action against the firm for damages. The FCA can also take action against a broader population of individuals under the SMCR including so-called certification functions as well as conduct rules staff for both financial and non-financial misconduct. Misconduct both inside and outside the workplace can be relevant to FCA action. The FCA has recently consulted on its approach to, and draft rules for, the supervision and enforcement of non-financial misconduct for senior managers, certification functions and conduct rules staff, with a finalized policy statement expected early 2024. Serious instances of non-financial misconduct could lead to disciplinary action by the FCA including the issuance of prohibition orders against individuals rendering them permanently unable to work in the financial services industry in the United Kingdom.

U.K. Financial Services Legislation

FSMA is the central piece of legislation for the regulation of financial services companies in the United Kingdom. Among other things, it imposes certain requirements on FCA authorized firms and gives the FCA a broad range of powers.

Following Brexit, certain “on-shored” E.U. financial services legislation has been retained in U.K. law. The FCA has published relevant guidance which indicates which pieces of E.U.-derived regulations will continue to apply in the United Kingdom, in modified form where required (“On-shored E.U. Regulation”). The FCA, alongside HM Treasury and the PRA, is working on the so-called “Edinburgh Reforms” which, in part, focus on reviewing On-shored E.U. Regulation and determining what should remain in place under U.K. law and what should instead be revisited and potentially

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reformed (or deleted with no replacement or some combination of the foregoing). This means the U.K. regulatory landscape will be subject to considerable flux in the coming years, which may result in an increased (or decreased) regulatory and compliance burden on the U.K. Regulated Entities as well as increasing divergence between the approach adopted by the U.K. Regulated Entities and group companies regulated in the European Union (and elsewhere). Monitoring for and implementing these changes could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.

In addition to FSMA, the U.K. Regulated Entities are subject to a wide range of regulatory rules, including, but not limited to, the rules prescribed in the FCA’s handbook of rules and guidance (“FCA Handbook”) and the On-shored E.U. Regulation. Many of the rules that apply to the U.K. Regulated Entities are derived from this “on-shored” legislation, including the U.K. versions of:

•	the regime referred to collectively as MiFID II and MiFIR;

•	the EMIR;

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the Capital Requirements Regulation (Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms) (“CRR”) and the fourth Capital Requirements Directive (Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) (“CRD IV”);

•	the Market Abuse Regulation (Regulation (EU) No 596/2014 on market abuse) (“MAR”);

•	the Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (“AIFMD”);

•	the Regulation on wholesale energy market integrity and transparency (Regulation (EU) No 1227/2011 on wholesale energy market integrity and transparency) (“REMIT”);

•	the Benchmarks Regulation (Regulation (EU) 2016/1011 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds) (“BMR”);

•	the Bank Recovery and Resolution Directive (Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms) (“BRRD”);

•	the Securities Financing Transactions Regulation (Regulation (EU) 2015/2365 on transparency of securities financing transactions and of reuse); and

•	the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 on central securities depositories).

Where E.U. regulations are “on-shored” in the United Kingdom, they typically have a similar application as the E.U. equivalent, but with various important divergences.

United Kingdom Wholesale Markets Review and FSMA 2023

In 2021, the U.K. government established a review to improve the regulation of secondary markets in the United Kingdom (the “Wholesale Markets Review”). The Wholesale Markets Review proposed a range of changes to how trading in securities is regulated in the United Kingdom. Elements of implementation of the Wholesale Markets review are still ongoing, however the FCA has begun implementing changes where legislation is not required, and other changes have been implemented by the Financial Services and Markets Act 2023 (“FSMA 2023”), which was published in July 2023.

In particular, FSMA 2023 gives the United Kingdom Treasury the power to designate a person who provides critical services to regulated firms as “critical.” It will also allow the FCA to directly oversee critical services provided to regulated firms by designated critical third parties and make

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associated rules in relation to such provision. It is expected that certain service providers to our United Kingdom entities may be deemed critical service providers.

Risk Management, Compliance and Governance

The U.K. Regulated Entities must have robust risk management, compliance and governance processes so that they can be operated in accordance with the U.K. regulatory framework and with sound risk management processes. This includes the requirement to operate in accordance with U.K. operational resilience and outsourcing rules. For OTC derivatives transactions, such rules include a requirement in certain cases to centrally clear or apply “risk mitigation techniques.”

Conduct of Business

The U.K. regulatory framework imposes various requirements relating to the conduct of business of an authorized firm. These requirements relate to, among others, product governance, the treatment of client money and assets, information provision, disclosure and reporting to clients, handling of client complaints, best execution, management of conflicts of interest, disclosure to clients of information relating to charges and the general obligation to deal with clients fairly.

The applicable conduct rules may differ depending on the type of client. While Marex Financial is authorized by the FCA to provide certain investment services to retail clients, we currently do not have any retail clients. In practice, we only provide services to professional clients and eligible counterparties.

The FCA has introduced a new “Consumer Duty” designed to ensure that firms deliver good outcomes for retail clients. The duty applies primarily to firms providing services to retail clients, but it also has an impact when a wholesale firm is in a distribution chain and, as a result, affects outcomes for retail investors. This is in addition to existing product governance rules which require creators and distributors of financial instruments to consider their suitability for the relevant target market.

U.K. regulation also governs the provision of information by authorized and unauthorized firms, including the requirement that financial promotions are compliant with certain disclosure obligations and are fair, clear and not misleading (or can otherwise be made to specified categories of recipients in line with specific exemptions).

Market Conduct and Abuse

Market conduct rules impose certain obligations on the U.K. Regulated Entities, including duties of transparency to regulators, markets and issuers. This includes trade reporting and monitoring obligations, both in relation to financial instruments and wholesale energy products to ensure that the U.K. Regulated Entities help to maintain the proper functioning and integrity of the wider U.K. financial markets.

Following Brexit, a U.K. version of MAR (“U.K. MAR”) operates in parallel to the original E.U. version. U.K. MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses.

U.K. MAR requires the U.K. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the FCA. Under U.K. MAR, the FCA may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections

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and cancelling or suspending trading in financial instruments. The Financial Services and Markets Act 2023 confers new rule-making powers on the FCA, including the power to make changes to the regulatory framework on market abuse in the United Kingdom.

The Criminal Justice Act 1993 also contains rules covering criminal penalties for insider dealing. The Financial Services Act 2012 contains offences for making false or misleading statements or creating a false or misleading impression in relation to relevant investments, including benchmarks. The FCA is empowered to prosecute such offences.

Prudential Capital and Liquidity Requirements

Under the IFPR, we are subject to consolidated prudential supervision by the FCA. Generally, U.K. Regulated Entities are subject to the IFPR when their activities fall within the scope of MiFID II. The U.K. Regulated Entities that fall within the scope of the IFPR must satisfy certain prudential capital and liquidity requirements, including the own funds requirements and the basic liquid assets requirement. Capital, liquidity and prudential governance requirements vary according to, among others, the scale and nature of our business, an internal assessment of our requirements and additional requirements imposed by the FCA.

Resolution Powers

In the United Kingdom, an investment firm may be subject to resolution or investment bank special administration depending on its systemic importance and regulatory classification. Resolution rules are included in the Banking Act 2009 and give authorities a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in” (writing down the claims of the firm’s unsecured creditors, including holders of capital instruments, and converting those claims into equity), as well as the power to force the partial or full sale of an entity subject to resolution. Special administration powers apply at the point an entity becomes insolvent and allows special administrators to take control of the entity and apply certain measures such as transferring client money and assets.

Our business does not fall within the scope of special administration rules. However, as our systemic importance may change, it is possible that we become subject to resolution rules. Decisions taken in the context of resolution or special administration may materially adversely affect investors in our ordinary shares.

Outside resolution, there are requirements for firms which hold client money. These requirements are principally intended to ensure that client money is protected in the event of the firm’s insolvency. Marex Financial is also subject to specific client money rules relating to regulated clearing arrangements.

Remuneration

We must comply with the “basic” and “standard” remuneration requirements contained in the Senior Management Arrangements, Systems and Controls sourcebook (“SYSC”) 19G of the FCA Handbook. The U.K. Regulated Entities are also required to comply with the “extended” remuneration requirements contained in SYSC 19G. SYSC 19G includes general requirements in relation to remuneration policy, governance and disclosure and specific requirements regarding the remuneration arrangements of individuals whose professional activities have a material impact on the firms’ risk profiles. Our remuneration committee ensures that our remuneration policies and practices are consistent with the requirements of SYSC 19G.

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Financial Services Compensation Scheme / Financial Ombudsman Scheme

The U.K. Regulated Entities are within the scope of the U.K. Financial Services Compensation Scheme (“FSCS”). In certain circumstances, the FSCS would provide compensation if those entities were unable to satisfy the claims of their clients (for example, in the event of an entity’s insolvency). The U.K. Regulated Entities are required to pay an annual levy towards the FSCS, which is variable.

The Financial Ombudsman Scheme (“FOS”) is an independent complaints resolution body which seeks to resolve disputes between consumers and financial services providers. While the U.K. Regulated Entities are technically subject to the jurisdiction of the FOS, the FOS only considers complaints presented by an “eligible complainant”. Because “eligible complainants” are broadly non-professional persons, we do not expect any of our clients to be “eligible complainants” for the purposes of the FOS.

Benchmarks

Administering regulated benchmarks is a regulated activity under the U.K. Benchmarks Regulations (“U.K. BMR”). While we contribute to regulated benchmarks, we do not currently administer any that are subject to the U.K. BMR.

United States

MCMI, MML, MSIL, OTCex LLC, MNAS and XFA are subject to significant regulation in the United States, including requirements imposed by the CFTC, FINRA, the SEC, and the NFA. Certain U.S. Regulated Entities are also subject to the requirements set forth by exchanges to which they hold a membership. See “Business – Our Principal Services – Clearing.” These regulatory bodies and exchanges protect clients by imposing requirements on the U.S. Regulated Entities, including those relating to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters.

The CFTC is responsible for enforcing the CEA. The CFTC has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. The CEA also vests the CFTC with enforcement authority with respect to fraud and manipulation involving cash market trading of commodities. MCMI, MML, OTCex LLC, XFA and MSIL must comply with the requirements set out by the CEA, including minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for client funds, maintenance of record-keeping measures and in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes.

MCMI is regulated by the CFTC and NFA as a futures commission merchant; MCMI and OTCex LLC are regulated by the NFA as registered swap firms as of July 2023; and MML, OTCex LLC, MSIL, and XFA are regulated by the NFA as an IB. The foregoing U.S. Regulated Entities are also subject to the rules and requirements of the exchanges to which they are members, as applicable. The NFA has the power to search for and implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members.

The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA, a self-regulatory organization that operates under the oversight of the SEC, regulates member firms and is authorized to enforce disciplinary actions against member firms and registered

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representatives who violate federal securities laws or FINRA’s rules. MCMI, OTCex LLC, MNAS and XFA are regulated by the SEC, and MCMI, OTCex LLC and MNAS are FINRA member firms.

The U.S. securities industry is subject to extensive regulation under federal and state securities laws. These laws and regulations include obligations relating to custody and management of client assets, marketing activities, self-dealing and full disclosure of material conflicts of interest. They generally grant the SEC and other supervisory bodies administrative powers to address non-compliance. The U.S. Regulated Entities must comply with a range of requirements imposed by the SEC, state securities commissions, the Municipal Securities Rulemaking Board (“MSRB”) and FINRA.

FINRA regulates trading in securities, including securities futures and options. All firms dealing in securities that are not regulated by another SRO, such as by the MSRB, are required to be member firms of FINRA. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its regulated institutions. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Net Capital Requirements

MSIL and the U.S. Regulated Entities are subject to net capital requirements as CFTC and NFA regulated entities. As an SEC registered broker-dealer and an NFA registered IB, each of MCMI, MNAS and XFA is subject to minimum capital requirements under Section 4(f)(b) of the CEA, Part 1.17 of the rules and regulations of the CFTC and the SEC Uniform Net Capital Rule 15c3-1 under the Exchange Act. These rules specify the minimum amount of capital that must be available to support clients’ open trading positions. Net capital and the related net capital requirement may be subject to daily fluctuations.

Failure to maintain the required net capital may subject each of the U.S. Regulated Entities to suspension or revocation of registration by the SEC, and suspension or expulsion by FINRA and other regulatory bodies. They may also experience limitations on their activities, including suspension or revocation of their registration by the CFTC, suspension or expulsion by the NFA and various exchanges of which they are members, monetary fines, prohibition on conducting business and ultimately liquidation.

France

The framework for the regulation of financial services in France is set out in (i) the French Monetary and Financial Code (Code Monétaire et Financier) as well as other French codes and legislation, (ii) the AMF General Regulation (Règlement Général), supplemented by certain instructions, positions and recommendations, (iii) the E.U. regulatory framework, as may be directly applicable in France; and (iv) case law and disciplinary sanctions from French courts, the ACPR and the AMF.

Firms that provide financial services in France must be authorized and regulated by the relevant regulatory authority, the AMF and/or the ACPR. Financial services firms are subject to supervision by one or both the AMF and the ACPR.

Entities Subject To the AMF and ACPR’s Supervision

In France, we have three regulated entities: Marex SA and Arfinco SA, which each have permission to carry on a range of investment services and activities, and Marex AIFM. Marex SA is

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regulated and authorized by both the ACPR as an investment firm and the AMF as the operator of an OTF. Arfinco SA is regulated and authorized by the ACPR as an investment firm. Marex AIFM is regulated and authorized by the AMF as an AIFM. The ACPR also supervises, on a consolidated basis, Marex SA’s parent company, Marex European Holdings Limited, which qualifies as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

To authorize a person to carry on regulated activities in France, the ACPR must determine that the applicant meets numerous regulatory requirements. The requirements are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to hold permission to carry on the relevant regulated activities in France. These conditions relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the ACPR;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business;

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities;

•

whether members of the firm’s governing body meet certain knowledge, experience, fitness and propriety requirements, both individually and collectively, and also satisfy certain availability requirements; and

•	whether managers of the firm’s key functions meet certain propriety, knowledge, experience and fitness requirements.

The authorization for operating a French OTF is granted by the AMF after consulting the ACPR. Before granting a license to the operator of a trading venue, the AMF reviews the operator’s compliance with the regulatory framework, approves the operating rules and grants a professional card to the persons in charge of certain control functions. The operator of the trading venue is also required to comply with the AMF’s reporting obligations.

AMF and ACPR Supervision and Enforcement

The AMF and ACPR have a wide range of supervisory powers, including extensive powers to intervene in the affairs of a regulated firm. The AMF and ACPR also have various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; and (iii) fine, censure, or impose other sanctions on firms or individuals. The ACPR can formally investigate a firm, require firms to produce information or documents, or require a firm to comply with additional reporting duties.

The most material regulatory requirements which apply to Marex SA, Arfinco SA and Marex AIFM are listed below.

Risk Management, Compliance and Governance

Marex SA, Arfinco SA and Marex AIFM are required to have robust risk management, compliance and governance processes so that they can be operated in accordance with the French regulatory framework and with sound risk management processes.

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Certain operations by Marex SA, Arfinco SA and Marex AIFM must be subject to, at a minimum, ex-post notification to the ACPR or the AMF. In certain cases, such as changes to the firm’s capital structure, prior approval by the ACPR or the AMF is required.

Prudential Capital and Liquidity Requirements

Marex SA is subject to prudential regulation in France. Accordingly, Marex SA is subject to prudential supervision by the ACPR both individually, and on a consolidated basis with its parent company, Marex European Holdings Limited. Generally, as with the U.K. Regulated Entities, Marex SA, Arfinco SA and Marex AIFM are subject to prudential capital and liquidity requirements when their activities fall within the scope of MiFID II.

Resolution Powers

In France, an investment firm may be subject to resolution depending on its systemic importance and regulatory classification. Resolution rules are set forth in the French Monetary and Financial Code and give the ACPR and its Resolution Committee a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution.

Remuneration

The AMF has incorporated the ESMA Guidelines on certain aspects of the MiFID II remuneration requirements (ESMA-35-43-3565 issued on April 3, 2023). The ESMA Guidelines aim to provide a common, uniform and consistent application of the MiFID II remuneration requirements and clarify the application of the governance requirements in the area of remuneration under MiFID II.

European Union

MSEL, the Italian branch of Marex Financial (pursuant to the terms of Marex Financial’s Italian license to provide services in Italy on a cross-border basis) and the Portuguese branch of Marex SA are authorized and regulated by the CBI, the FCA and the AMF/ACPR, respectively, making them subject to the regulation and rules of Ireland, the United Kingdom and France, respectively. MSEL and Marex SA also passport their services into other EEA states (as further described below), which brings them within the scope of the regulations and rules of those jurisdictions. The relevant E.U. regulatory requirements are listed below.

MiFID II

MiFID II governs the provision of investment services in financial instruments. It applies, among others, to investment firms, wealth managers, broker-dealers and product manufacturers which are authorized to carry out certain investment services and activities. It also covers trading venues, market operators, portfolio managers as well as third-country firms providing investment services in the European Union. MiFID II sets out requirements relating to client classification, management of conflicts of interest, best execution, governance, client order handling, suitability and appropriateness, outsourcing and transaction disclosures and reporting.

MSEL, Marex SA, Arfinco SA, Marex AIFM and Marex Financial are investment firms. Authorization under MiFID II in one member state enables a firm to carry on certain investment activities in other EEA states through passporting and without the requirement to obtain separate authorizations there. MSEL, Marex SA, Arfinco SA and Marex AIFM currently rely on passporting rights when undertaking cross-border activity in the European Union.

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Market Abuse Regulation

MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses. MAR requires the E.U. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the relevant competent authority.

Under MAR, competent authorities may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments.

The Market Abuse Directive on criminal sanctions for market abuse (Directive 2014/57/EU) (“MAD II”) complements MAR and sets out minimum requirements for criminal penalties for market abuse. MAD II has been transposed into national law in all E.U. countries except for Denmark.

CRD IV/CRR and IFD/IFR

The CRD IV and the Investment Firms Directive (Directive (EU) 2019/2034) and Regulation ((EU) 2019/2033) (“IFD” and “IFR”) set out the E.U. framework for the prudential regulation of investment firms. Certain MiFID investment firms of systemic importance, particularly those with permissions relating to underwriting or dealing as principal, are subject to the provisions of CRD IV relating to prudential and capital standards. The prudential consolidation provisions of IFR (principally Article 7) apply to MSEL and Marex European Holdings Limited, parent company of Marex SA, in its capacity as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

BRRD/SRMR

The BRRD regime, as copied in the Single Resolution Mechanism Regulation (“SRMR”) that applies to jurisdictions within the E.U. Banking Union, gives regulators a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution. Where appropriate and permitted under the regime, regulators may also have powers in relation to other entities in the same group as the relevant financial institution.

AIFMD

Unless an exemption applies, AIFMD applies to all AIFMs that (i) are E.U. based, (ii) are non-E.U. based and have E.U. domiciled AIFs, or (iii) have non-E.U. AIFs that market their units/shares within the European Union to European investors. AIFMD prescribes various rules on the authorization, capital requirements and conduct of business of fund managers, and the marketing of funds.

Marex AIFM is authorized under AIFMD to manage Marex Fund S.A. SICAV-RAIF and to perform certain other investment services permitted under AIFMD.

Asia

In Singapore, MSAPL engages in freight broking, and is regulated and licensed by the MAS to carry on certain regulated financial business. MSAPL is currently regulated by the MAS as (i) a local IB in respect of Marex Financial’s OTC derivatives products and (ii) a clearing broker (with clearing

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membership on the Singapore Exchange). MSAPL is subject to Singapore law and regulation when conducting its business, including the Securities and Futures Act and Regulations, and the Financial Advisors Act and Regulations.

SEAPL engages in energy OTC broking. It operates in Singapore in reliance on an exemption from the requirement to obtain a license from the MAS. Although SEAPL is not required to obtain a license from the MAS, it remains subject to certain aspects of Singapore law and regulation while conducting its business.

In Hong Kong, MHKL and OTCex HK conduct regulated financial business and are regulated by the SFC as IBs. MHKL and OTCex HK are subject to Hong Kong law and regulation when conducting this business, including the Securities and Futures Ordinance.

DIFC

In the DIFC, MML and the Dubai branch of Marex SA (“Marex SA Dubai”) conduct regulated financial business and are regulated by the DFSA as authorized firms. MML and Marex SA Dubai must adhere to various obligations, including:

•	obtaining the appropriate license from the DFSA to operate in the DIFC;

•	meeting specific requirements, including maintaining adequate capital;

•	observing the conduct of business rules, which cover disclosure requirements and prevention of market abuse;

•	upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management and ongoing compliance with the DFSA regulations;

•	submitting regular financial reports and other necessary disclosures to the DFSA; and

•	following good corporate governance practices. Non-compliance can result in penalties and/or the revocation of the authorized firm’s license.

MML and Marex SA Dubai must also comply with applicable laws in the DIFC, including UAE federal criminal law.

Australia

In Australia, MAPL conducts regulated financial business and is regulated by ASIC as an Australian Financial Services Licensee. MAPL is subject to Australian law and regulation when conducting this business, including a statutory obligation to provide efficient, honest and fair financial services. MAPL’s obligations as an Australian Financial Services Licensee include:

•	the competence, knowledge and skills of MAPL’s responsible managers;

•	the training and competence of MAPL’s financial advisers and authorized representatives;

•	ensuring MAPL’s financial advisers and authorized representatives comply with the financial services laws;

•	compliance, managing conflicts of interest and risk management;

•	the adequacy of financial, technological and human resources; and

•	base level financial and audit requirements.

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Anti-money Laundering

As in the United States, our U.K. and European entities are subject to statutory and regulatory requirements concerning relationships with clients and the review and monitoring of their transactions. Regulated firms in both the United Kingdom and in the European Union must have robust governance, effective risk procedures and adequate internal control mechanisms to manage the exposure to financial crime risk. The measures require the U.K. and E.U. entities to verify client identity and understand the nature and purpose of the proposed relationship on the basis of documents, data or information obtained from a reliable and independent source; and review and monitor their client’s transactions and activities to identify anything suspicious.

Our U.K. and E.U. entities take a risk-based approach and senior management are responsible for addressing these risks. There is a requirement to regularly identify and assess the exposure to financial crime risk and report to the governing body on the same. This enables the targeting of financial crime resources on the areas of greatest risk. Procedures in the United Kingdom and European Union are based on guidance and requirements issued both at a national and supranational level.

The FCA and the financial supervisory authorities in the European Union require our entities to have systems and controls in place to enable them to identify, assess, monitor and manage financial crime risk. Accordingly, we have implemented appropriate systems and controls which are proportionate to the nature, scale and complexity of our activities. We provide relevant training to our employees in relation to financial crime. As required, our Money Laundering Reporting Officer, supported by regional compliance functions with financial crime responsibilities, provides regular reports to the Audit & Compliance Committee and Financial Crime Committee on the operation and effectiveness of these systems and controls, including details of our regular assessments of the adequacy of these systems and controls to ensure their compliance with the local regulatory requirements.

We are subject to similar anti-money laundering obligations to those described above in relation to the United States, United Kingdom and European Union for our subsidiaries that are regulated outside of those jurisdictions. Where such obligations exist, we put in place appropriate systems, controls and training to ensure we operate in line with requirements.

Data Privacy

Because we handle, collect, store, receive, transmit and otherwise process certain personal data of our clients and employees, we are subject to federal, state, local and international laws related to the processing, privacy and protection of such data, including the GLBA and the CCPA in the United States, and in Europe, the E.U. GDPR and the U.K. GDPR. Any significant changes to applicable Privacy Requirements or regarding the manner in which we seek to comply with applicable Privacy Requirements, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. Please see “Risk Factors—Risks Relating to Regulation—Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage” for further details.

Intellectual Property

Our key trademarks include MAREX and NEON. We seek to register our key trademarks in the countries where we operate or intend to operate.

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We also hold a portfolio of domain name registrations including www.marex.com, www.marexspectron.com and www.marexsolutions.com. Our websites are supported and managed by a third-party service provider and hosted on our server.

We have proprietary rights in certain data analytics and technology systems. These include our Neon trading and risk platform and AGILE, the commodity solutions platform used by Marex Solutions and Marex Financial. We also license technology and software from third parties to manage and operate aspects of our business and use open-source software where we believe it is appropriate. Although we believe these licenses are sufficient for the operation of our business, these licenses are typically limited to specific uses and for limited time periods.

We sometimes engage third parties to develop processes, techniques, technology or other intellectual property on our behalf. As a matter of general practice, our contracts with such third parties provide for the assignment of the intellectual property in such developments to Marex or the grant of a license to use such intellectual property in our business. Our employees and direct contractors who are involved in the development of our intellectual property and technology are generally contractually required both to transfer the intellectual property in such developments to us and to maintain the confidentiality of our non-public proprietary information.

Employees

As of December 31, 2022, we directly employed 1,590 people in the United Kingdom, Europe, Asia and North America. In addition, we also had a total of 51 contractors and consultants working with us as of December 31, 2022.

The number of our full-time employees by geography and role are summarized below as of December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021
Employees by geography
United Kingdom	794	613
Europe	58	53
North America	617	359
Asia	121	66

Total	1,590	1,091

Employees by role
Front-office employees	858	643
Control and Support employees	732	448

Total	1,590	1,091

Our employees in our Paris office are represented by a Works Council. No other employees are represented by labor unions, collective bargaining agreements or other similar agreements.

In 2022 and 2021, we implemented new employee-focused initiatives, including running culture workshops across our business to discuss our values.

We are committed to promoting equality and diversity. Our goal is to build a culture that values meritocracy, fairness and transparency and that actively values differences. We are aware that there

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are specific challenges in our industry, including the perceived culture and historic gender bias, and are working hard, internally and within the industry, to overcome these challenges. Our analysis has shown that the gender pay gap in the United Kingdom for April 2021 and 2022 is driven by an under representation of women in senior roles, as opposed to unequal pay in matched roles. Accordingly, we are focused on addressing the issue of gender distribution, with the ultimate aim of increasing female numbers across the board, specifically within senior roles that have higher bonus potential.

We also undertake various efforts to build stronger ties with our local communities through fundraising for charity and participating in various educational programs.

Sustainability

Sustainability is an important part of both our business strategy and our approach to risk management.

In recent years, we have developed an Environmental offering to support clients as they transition to net zero and a low carbon economy. We connect clients to environmental markets through coverage of clean energy, biofuels, recycled metals and carbon management including compliance and voluntary markets. We believe that the markets for these products will continue to grow given the focus of governments and businesses, including our clients, in adopting decarbonization goals and increasing the focus on acting sustainably.

We established an ESG strategy in 2020, which has evolved in the last few years, and through this, we aim to cultivate positive change in the commodities markets by supporting the decarbonization of the economy, which is underpinned by our People and Planet plan. Our strategy also focuses on aiming to attain high ethical standards, engaging in proactive dialogue with our stakeholders, prioritizing safe and fair treatment of employees and the sustainable use of natural resources within our business operations.

Our approach to sustainability is underpinned by our People and Planet plan, which sets out our key sustainability objectives and the underlying measures we expect to use to monitor our progress:

•	People: Foster an environment where talent can thrive.

•	People: Create an engaged and inclusive team reflecting the diversity of the communities we serve.

•	People: Play an active role in growing awareness of opportunities in our industry to broaden the talent pool.

•	Planet: Support our customers through the green transition.

•	Planet: Become a go-to provider of environmental commodities adapting to our clients decarbonization needs.

•	Planet: Become a net-zero business by 2050, by reducing our emissions in the first instance and offsetting those emissions, we are unable to reduce using credible sources.

People

We have a strong culture and are deeply committed to values that revolve around respect, integrity and development so that we treat people the right way. We measure our progress in this area through the use of employee engagement scores. We also offer a comprehensive suite of well-being services that incorporate support for physical and mental health, including 24/7 access to counselling and emotional support.

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We created a DE&I Steering Group and established a cadence of regular events to celebrate and encourage diversity across our operations. We have recently rolled out a pilot mentoring program to develop our pipeline of high performing women within the firm.

We actively promote awareness of our sector with the future workforce and seek to improve perceptions of the industry by engaging with local schools. In London, Marex volunteers provide career coaching to under privileged students through a charitable partnership with Future Frontiers.

Employees also contribute to charities that are meaningful to them and Marex matches these donations through its charity matching policy. In 2022, Marex donated $235,000 to charities.

Planet

We have two focus areas in managing our environmental impacts: responsible trading and operational impacts. We seek to be a part of the transition to an environmentally sustainable and low carbon economy by supporting initiatives across the broader commodities sector and collaborating with others, such as Oxford University’s Smith School of Enterprise and the Environment, the Global Mangrove Trust and Kumi Analytics, aiming to deliver a more sustainable future. By working in both traditional and green industries and facilitating and innovating in these markets, we believe we are well placed to work beyond market silos to make a difference to the sustainability of commodity markets and support the decarbonization of the economy. We also recognize the importance of reducing the direct impacts of our business on the environment and managing the operational impacts of our offices, including travel, IT, energy and our office consumables supply chain. Our initiatives to reduce our environmental impact include increasing our recycling facilities and the implementation of an LED lighting rollout across our offices. Furthermore, in 2022, we achieved our goal of being operationally carbon neutral with respect to our Scope 1 and Scope 2 (but not Scope 3) GHG emissions, through some reductions of our greenhouse gas emissions through energy efficiency improvements, but primarily through the purchase of carbon offsets derived from our work with OxCarbon described below. We cannot guarantee that we will be able to maintain operational carbon neutrality in the future due to, among other things, the impact to our carbon footprint of entities we have recently acquired and may be acquiring in the future, changes in laws or public perception of our carbon goals, as well as changes in the availability or pricing of high quality carbon credits.

While a substantial majority of our business by revenue continues to relate to traditional energy and traditional economies, we expect the proportion of our business that supports the transition to a lower carbon economy, which represented 3% of our revenue in 2022, to grow as we help more of our clients move to more sustainable commodities, including carbon credits, renewable power, biofuels, lower carbon, recycled metals and low impact agricultural products that support the environment and local communities. We also create bespoke “green” contracts for our clients that pair carbon offsets with underlying commodities.

We are focused on helping our clients and economies achieve their decarbonization objectives. For instance, we are involved in developing Power Purchase Agreements, Renewable Energy Certificates and European Carbon Allowances. As a technology-enabled business, we aim to find ways to integrate technology to help accelerate the lower carbon transition. We also recognize the importance of an industry-wide shift, including by contributing to the dialogue with trade organizations.

We are involved in numerous sustainability initiatives. We are a founding sponsor of the Oxford Program on the Sustainable Future of Capital Intensive Industries, which is a multi-year research program at the Smith School of Enterprise and the Environment at the University of Oxford. The program focuses on the ways that capital-intensive industries, such as mining, oil and gas, infrastructure and construction, can better support current global environmental challenges, including

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the role of commodity derivatives markets and technology in advancing social objectives. We also provide support processing large datasets with big-data analysis.

We are also engaged in several projects in connection with preventing mangrove deforestation. We have partnered with the Global Mangrove Trust, a Singapore-based not-for-profit involved in the conservation and reforestation of mangrove forests, primarily in Indonesia, Myanmar, Vietnam and India. The Global Mangrove Trust aims to maintain existing mangrove forests, decrease deforestation and rebuild mangrove forests through engagement with the local population. Our investment has supported The Global Mangrove Trust in making new hires, enabling it to access grant funding and increase the scale of its projects. The project has focused on conserving 2,305 hectares of one of the last remaining contiguous mangrove ecosystems in North Sumatra. In 2022, 93,343 tons of carbon credits were generated, and The Global Mangrove Trust estimates it will generate at least 70 kilotons of credits per year. We used these credits to offset our own 2022 Scope 1 and 2 GHG emissions. The funds we invest are intended to be used by the Global Mangrove Trust to develop an initial investment pipeline.

Through our joint venture with the Oxford Smith School, we also supported the creation of a University of Oxford spin-off company OxCarbon, alongside Kumi Analytics. OxCarbon sets out to generate a credible, verifiable carbon sequestration methodology using remote, satellite-based verification. It hosts all project data gathered in connection with the mangrove projects, which is then submitted to a peer review process for validation. Any funds generated by OxCarbon are used to support the growth of the carbon offset market, with any surplus funds passed to the Smith School of Enterprise and the Environment.

This is part of a broader initiative to lower the cost of verifying carbon credits using satellite data and AI, with OxCarbon publishing the information about the carbon credit to provide transparency. Our collective ambition is for OxCarbon credits to become an industry standard, so that carbon offsetting is seen as genuine, impactful and accurately measurable, enabling organizations to realize their net zero ambitions. Our involvement in these projects goes beyond providing financial backing, with active involvement from employees who provide expertise and data across commodity, environmental and derivatives markets.

Legal Proceedings

We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. See “Risk Factors” for more information.

Properties

We lease our principal properties, which are used as office space. Our global headquarters are in London, United Kingdom and consist of approximately 37,000 square feet of space under lease agreements that expire in October 2025.

Our principal properties are summarized below.

Country	Location	Occupancy type	Lease end date
United Kingdom	London	Leased	October 2025
United States of America	New York	Leased	July 2030
United States of America	Chicago	Leased	December 2029

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MANAGEMENT

Executive Officers and Board of Directors

The following table sets forth information regarding our executive officers and board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Ian Lowitt	59	Chief Executive Officer and Director
Robert Irvin	45	Chief Financial Officer and Director

Board of Directors

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Board of Directors

The following is a brief summary of the business experience of our board of directors.

Composition of our board of directors

Our board of directors currently consists of                  members. Our board is expected to determine that                  and                  do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of                  . There are no family relationships among any of our directors.

Foreign Private Issuer Status

As a foreign private issuer whose shares will be listed on                 , we will have the option to follow certain U.K. corporate governance practices rather than those of, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not

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following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on                 . We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other                 listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on, may provide less protection than is accorded to investors under                 listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the                 . See “Description of Share Capital and Articles of Association” for an overview of our corporate governance principles.

Board Committee Composition

The board has established, or will establish prior to the completion of this offering, an audit and compliance committee, a remuneration committee, a nomination committee and a risk committee.

Audit and Compliance Committee

The audit and compliance committee, which is expected to consist of                     ,                  and                 , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.                  will serve as Chair of the committee. The audit and compliance committee will consist exclusively of members of our board who are financially literate, and                  is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that                  ,                  and                  each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and compliance committee will be governed by a charter that complies with                  rules.

Upon the completion of this offering, the audit and compliance committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with management and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of our annual reports and the public disclosure of our quarterly financial information, respectively;

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy;

•	coordinating the oversight of our internal control over financial reporting; and

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•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements.

The audit and compliance committee will meet as often as one or more members of the audit and compliance committee deem necessary, but in any event will meet at least four times per year. The audit and compliance committee will meet at least once per year with our independent accountant, without our management being present.

Remuneration Committee

The remuneration committee, which is expected to consist of                 ,                  and                  , will assist the board in determining executive officer compensation.                  will serve as Chair of the committee. The committee will recommend to the board for determination the compensation of each of our executive officers. Under SEC and                  rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard director fees.

Upon the completion of this offering, the remuneration committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nomination Committee

The nomination committee, which is expected to consist of                 ,                  and                 , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles.                  will serve as Chair of the committee.

Upon the completion of this offering, the nomination committee will be responsible for:

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	making recommendations to the board as to determinations of director independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our directors; and

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•	developing and recommending to the board our rules governing the board and reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Risk Committee

The risk committee, which is expected to consist of                 ,                  and                 , will assist the board in overseeing and providing advice to the board on our current risk exposure and future risk strategies.                  will serve as Chair of the risk committee.

The risk committee’s responsibilities will include:

•	overseeing and providing advice to the board on our current risk exposures and future risk strategies (including the strategy for capital and liquidity management);

•	embedding and maintaining throughout our operations a supportive culture in relation to the management of risk;

•	establishing prescriptive rules and procedures in relation to risk;

•	examining internal audit reports and ensuring timely resolution of issues;

•	overseeing and managing the key risks facing us and maintaining our risk profile within the risk appetite set by our board of directors;

•

advising the board on risk appetite, tolerance and future risk strategy, considering the board’s overall risk appetite, our current financial resources, our ability to manage and control risks within the agreed strategy and the current and prospective economic and financial environment; and

•	supporting the board in setting an appropriate “tone from the top,” in order to promote a risk-aware culture and embed risk management throughout our operations.

Code of Conduct

We have adopted a code of business conduct and ethics (the “Code of Conduct”), which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Conduct applies to all of our executive officers, directors and employees.

Executive Officer and Director Compensation

Our service agreements with our executive directors include reference to base salary, discretionary bonus and the potential to be awarded a long term incentive. Our non-executive directors received cash fees with respect to fiscal year 2023. The total amount of compensation paid and benefits in kind provided to our executive officers and directors for the year ended December 31, 2023 was $                million. The total amounts paid or accrued in relation to pension, retirement or similar benefits for our executive officers for the year ended December 31, 2023 was $                million. We do not currently maintain any profit sharing plan for the benefit of our executive officers or directors.

However, as described below, executive directors and other members of our management team receive discretionary bonuses and may be included in their respective deferred bonus plan or long term incentive plans as relevant. See “—Equity Incentive Plans.”

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Executive Officer Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of 12 months for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Equity Incentive Plans

Options and other equity incentive awards are outstanding under the equity incentive arrangements summarized below. The summaries below are qualified in their entirety by reference to the actual text of the plans or arrangements, which are filed as exhibits to the registration statement of which this prospectus is a part.

The number of awards and other interests held by directors and executive officers pursuant to the below arrangements is included in “Principal and Selling Shareholders” below.

Warrants

In 2012, we granted a warrant to Simon van den Born, our President, which will vest immediately prior to the completion of this offering, resulting in a right for him to purchase 875,171 non-voting ordinary shares for $4.00 per non-voting ordinary share (the “SvdB Warrant”). If not exercised, the SvdB Warrant will lapse upon the completion of this offering.

It is currently expected that Mr. van den Born will exercise the SvdB Warrant and that non-voting ordinary shares will be issued to him immediately prior to completion of this offering, as part of the Reorganization as described in the section entitled “Description of Share Capital and Articles of Association” below. A proportion of the ordinary shares acquired by Mr. van den Born will be sold on his behalf immediately following the completion of this offering to satisfy the in aggregate $3.5 million exercise price payable to exercise the SvdB Warrant and any required tax withholding in any jurisdiction.

In 2019, we granted a warrant to Ian Lowitt, our CEO, entitling him to acquire 268,282 non-voting ordinary shares for $                 per non-voting ordinary share (the “IL Warrant”). Upon the completion of this offering, the IL Warrant will give Mr. Lowitt the right to acquire 268,282 ordinary shares.

Growth Shares

We have offered multiple series of growth shares to our employees, including directors and senior managers, since 2010 (the “Growth Shares”). Growth Shares participate in the value of the Company above an initial threshold market capitalization, set at a premium to the market capitalization at the time Growth Shares were issued. The economic value of each “series” of Growth Share is therefore different, as a result of the changing market capitalization of the Company over the period in which Growth Shares have been issued.

In circumstances where Growth Shares were acquired by U.K. employees for an amount equal to or greater than their “unrestricted market value” for U.K. tax purposes, no income tax or national insurance liabilities arose on acquisition. In circumstances where Growth Shares were acquired by U.K. employees for less than their market value, this gave rise to income tax and national insurance liabilities, which were paid at the time of acquisition. Certain of our employees were offered loans by the Company to satisfy the tax liabilities arising on acquisition of the Growth Shares; these loans will be repaid out of the proceeds of redemption of the Growth Shares, as referred to below.

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All employees in the United Kingdom entered into elections under section 431 of the U.K. Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) at the time of acquisition of Growth Shares, and, where relevant, tax liabilities were calculated accordingly.

Growth Shares will “vest” immediately prior to completion of this offering, entitling holders to have their Growth Shares redeemed for either: (i) a cash payment equal to the value of their Growth Shares; or (ii) non-voting ordinary shares with equivalent value, in each case subject to deductions for any required tax withholding in any jurisdiction and to repay the loans referred to above.

The value of the Growth Shares, and the resulting number of non-voting ordinary shares required to be issued to satisfy them, is calculated in accordance with our amended and restated articles of association. In summary, the Growth Shares are valued as follows:

•

an estimated value of each relevant series of Growth Share is calculated based on an estimated value attributable to the Company as at the date of completion of this offering determined by reference to the assumed initial public offering price;

•	this estimate is adjusted to reflect variations of capital and/or distributions of capital to shareholders that have occurred in the period since the relevant series of Growth Share was issued;

•

the “Initial Price” (as defined in the articles of association, being the value attributable to the Company at the time the relevant series of Growth Shares was issued) is deducted from this adjusted estimated valuation of the Company; and

•

the resulting figure is divided between the aggregate number of ordinary shares, non-voting ordinary shares and Growth Shares in issue (calculated on a fully diluted basis where all awards referred to in this Incentive Plans section are satisfied using non-voting ordinary shares).

Each recipient of the series 2020 Growth Shares is subject to lock-up arrangements pursuant to which each recipient may not transfer any interest in such number of series 2020 Growth Shares within one year of completion of this offering in excess of 33% of the recipient’s series 2020 Growth Shares and within two years of completion of this offering in excess of 66% of the recipient’s series 2020 Growth Shares (unless we determine otherwise).

Based on an initial public offering price of $                per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the Growth Shares have an aggregate value of $                    .

The redemption of Growth Shares and payment of cash or delivery of non-voting ordinary shares to holders in satisfaction will take place immediately prior to completion of this offering as part of the Reorganization. Any non-voting ordinary shares acquired in exchange for Growth Shares will be re-classified as ordinary shares at the same time as other non-voting ordinary shares, as described in the section entitled “Description of Share Capital and Articles of Association.”

Where redemption is satisfied using non-voting ordinary shares, a proportion of the ordinary shares acquired by the individual will be sold on their behalf immediately following completion of this offering to satisfy any tax withholding or loan repayment as referred to above. Where Growth Shares are satisfied using cash, sufficient cash will be withheld to satisfy any tax withholding or loan repayment.

Growth Options

Series 2010 Growth Options are currently held by our current and former employees (the “Series 2010 Growth Options”). The value of the Series 2010 Growth Shares underlying the Series 2010

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Growth Options is calculated in the manner described in the Growth Shares section above. The Series 2010 Growth Options have an aggregate value of $                .

Series 2010 Growth Options will “vest” immediately prior to completion of this offering, entitling holders to have their Series 2010 Growth Options redeemed for a cash payment equal to the value of their Series 2010 Growth Options. In each case they are subject to deductions for any required tax withholding in any jurisdiction. Any Series 2010 Growth Shares delivered in satisfaction of Series 2010 Growth Options will then be redeemed for non-voting ordinary shares in the same manner as described in the Growth Shares section above. Cash and/or Series 2010 Growth Shares will be delivered to holders of Series 2010 Growth Options immediately prior to the conversion of Growth Shares into non-voting ordinary shares, as described in the section entitled “Description of Share Capital and Articles of Association—Reorganization” below.

Where Series 2010 Growth Options are satisfied using Series 2010 Growth Shares, a proportion of the ordinary shares acquired by the individual will be sold on their behalf immediately following completion of this offering, to satisfy the tax withholding requirement referred to above. Where Series 2010 Growth Options are satisfied using cash, sufficient cash will be withheld to satisfy the tax withholding requirement referred to above.

Nil-Cost Options

Nil-cost options over                  non-voting ordinary shares are currently held by current and former employees pursuant to our 2007 Employee Share Purchase Plan (“Nil-cost Options”). All Nil-cost Options are vested. Nil-cost Options shall remain outstanding over ordinary shares following completion of this offering. Nil-cost Options may be exercised at any time following completion of this offering. Upon the exercise of a Nil-cost Option, a proportion of the ordinary shares deliverable will be sold on behalf of the Nil-cost Option holder, to satisfy any required tax withholding in any jurisdiction.

Retention LTIP, LTIP, 2021 DBP and 2022 DBP

Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP

Form of awards:    Awards take the form of a conditional right to receive non-voting shares which are automatically transferred to the participant following vesting.

Non-transferable and non-pensionable:    Awards are non-transferable, save to personal representatives following death, and do not form part of pensionable earnings.

Source of Shares:    Shares may be newly issued, transferred from treasury or market purchased for the purposes of the Retention LTIP (as defined below), LTIP, 2021 DBP and 2022 DBP.

Variation of capital:    The number of shares subject to awards may be adjusted, in such manner as our board or the remuneration committee may determine, following any variation of share capital of the Company or a demerger of a substantial part of our business, a special dividend or a similar event affecting the value of shares to a material extent.

Dividend equivalents:    Participants may receive an additional payment (or ordinary shares of equivalent value) equal to the dividends which would have been paid during the vesting period. Cash dividend equivalents will be paid following the expiry of any applicable retention period.

Corporate actions:    In the event of a change of control, scheme of arrangement or voluntary winding up of the Company (not being an internal corporate reorganization), unless otherwise required

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by the remuneration requirements of SYSC 19G applicable to our business, awards granted under the Retention LTIP, 2021 DBP and 2022 DBP will vest early subject, in the case of awards granted under the Retention LTIP to:

•	the extent that the performance conditions have been satisfied at that time; and

•

unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time elapsed in the normal vesting period and such other factors as it considers appropriate.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the remuneration committee, would affect the market price of ordinary shares to a material extent, then the remuneration committee may decide that awards will vest on the basis set out above.

However, LTIP awards will not vest early in the event of a change of control, scheme of arrangement or voluntary winding up of the Company. For all LTIP awards, and those Retention LTIP, 2021 DBP and 2022 DBP awards which do not vest early but instead remain outstanding on such an event, the remuneration committee has a discretion to make such adjustments to the award, including converting it into a cash-based award, as the remuneration committee may determine, to reflect the event.

In the event of an internal corporate reorganization awards will be replaced by equivalent new awards over shares in a new holding company unless the remuneration committee decides that awards should vest on the basis set out above.

Alterations:    The board may amend the rules of the Retention LTIP, LTIP, 2021 DBP and 2022 DBP as it considers appropriate save that an amendment to the detriment of participants requires their individual or the consent of 75% as a class.

Malus and clawback:    The remuneration committee may apply malus or clawback where at any time before or within five years following grant it determines that our financial results were misstated or that an error was made in any calculation or in assessing performance, which resulted in the number of shares in respect of which the award was granted or vested being more than it should have been. The remuneration committee may also apply clawback before or within five years following grant where it determines that, at any time prior to the later of the vesting of an award or the expiry of any retention period:

•	the participant committed misconduct that justified, or could have justified, dismissal;

•	the participant’s action or omission has contributed to reputational damage to any member of the Group;

•	there has been corporate failure of any member of the Group;

•	there has been a failure of risk management; or

•	the participant has breached any codes of conduct operated by any member of the Group or has failed to meet the required standards of fitness and conduct imposed by any regulatory body.

A clawback may be satisfied in a number of ways, including by reducing the amount of any future bonus, by reducing the vesting of any subsisting or future awards, by reducing the number of shares under any vested but unexercised option and/or by either one or both of a requirement to make a cash payment or transfer of shares to Marex. The circumstances or period over which malus and clawback may be applied shall be adjusted by the remuneration committee to the extent required to comply with

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any regulatory requirements applicable to our business and/or individual participants. For awards granted under the Retention LTIP, 2021 DBP and 2022 DBP, the clawback provisions will not apply following the occurrence of a takeover or similar corporate event.

Retention Long-term Incentive Plan (“Retention LTIP”)

One-off awards were granted to                  senior employees under the Retention LTIP over in aggregate                  non-voting ordinary shares.

Retention LTIP awards will not be impacted as a result of completion of this offering, other than being adjusted to remain outstanding over ordinary shares. Retention LTIP awards will remain capable of vesting on their normal vesting date, being the date of publication of our audited annual financial results for the year ended December 31, 2024, subject to achievement of applicable performance conditions.

If the remuneration committee so determines, an award may be satisfied in whole or in part by a cash payment as an alternative to the issue or transfer of ordinary shares.

Where a participant ceases to hold office or employment with the Group (or gives or receives notice) other than for a “Good Leaver” reason (as defined below) under the Retention LTIP on or after the second and before the third anniversary of grant, their Retention LTIP award will immediately lapse as to 33%. The remaining portion of the award will remain outstanding and capable of vesting on its normal vesting date subject to the application of the performance conditions, provided that the award shall immediately lapse if the remuneration committee determines that the participant has been (or will be) employed or otherwise engaged to provide services to any competitor or restricted business or in circumstances where malus or clawback may be applied to that participant (“Bad Leaver” circumstances).

If a participant ceases to hold office or employment because of: death, injury, disability, sale of their employing company or business unit, or other circumstances as determined at the discretion of the remuneration committee (“Good Leaver” reasons), their award will remain outstanding and capable of vesting on its normal vesting date (subject to pro-ration or such earlier date as the remuneration committee may determine in its discretion), provided that their award shall immediately lapse if Bad Leaver circumstances apply before the normal vesting date. The extent to which an award will vest in a Good Leaver situation will depend on:

•	the extent to which the performance conditions have, in the opinion of the remuneration committee, been satisfied over the performance period; and

•

unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time served in the normal vesting period, and such other factors as it considers appropriate.

2021 Deferred Bonus Plan (“2021 DBP”)

The 2021 DBP was operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2021 and provided for the remuneration committee to require deferral of a portion of employees’ 2021 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). In aggregate, 2021 DBP awards are outstanding over                  non-voting ordinary shares. 2021 DBP awards will not be impacted as a result of completion of this offering, other than being adjusted to remain outstanding over ordinary shares.

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50% of outstanding 2021 DBP awards are due to vest shortly following completion of this offering on the publication of our audited annual financial results for the year ended December 31, 2023, and the remaining balance is expected to vest following publication of our audited annual financial results for the year ended December 31, 2024 (in each case, subject to certain vesting conditions set out in the 2021 DBP). The remuneration committee may reduce vesting levels where it considers it appropriate to do so to reflect such factors as it considers to be relevant.

Where a participant ceases to hold office or employment with the Group (or gives notice) other than for a “Good Leaver” reason (as defined below) under the 2021 DBP prior to vesting, any unvested portion of the 2021 DBP award will immediately lapse in full.

If a participant ceases to hold office or employment because of: death, injury, disability, sale of their employing company or business unit, redundancy, mutual agreement or other circumstances as determined at the discretion of the remuneration committee (“Good Leaver” reasons), their award will remain outstanding and capable of vesting on its normal vesting date or such earlier date as the remuneration committee may determine.

2022 Deferred Bonus Plan (“2022 DBP”)

The 2022 DBP was first operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2022 and provides for the deferral of at least 50% of “Material Risk Takers” 2022 annual bonuses into an award over non-voting ordinary shares and for the remuneration committee to require deferral of a portion of other employees’ 2022 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). In aggregate, 2022 DBP awards are outstanding over                  non-voting ordinary shares. 2022 DBP awards will not be impacted as a result of completion of this offering, other than being adjusted to remain outstanding over ordinary shares.

2022 DBP awards are expected to vest in three equal annual tranches on the first, second and third anniversary of the date of grant (or, if later in the relevant year, publication of audited annual financial results for the prior year) (in each case, subject to certain vesting conditions set out in the 2022 DBP). 33% of 2022 DBP awards granted for the financial year ended December 31, 2022 are due to vest shortly following completion of this offering.

2022 DBP awards are subject to materially the same terms as the 2021 DBP (as described in the 2021 DBP section above), other than the following terms, which were primarily implemented to comply with regulatory requirements applicable to our business pursuant to SYSC 19G:

•

the level and duration of deferral of annual bonuses into 2022 DBP awards is applied for participants that are designated as “Material Risk Takers” in line with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated for Material Risk Takers on cessation of employment or in connection with a corporate event;

•	awards may be subject to a retention period, during which the transfer of shares received on vesting is restricted. A mandatory six-month retention period is applied for “Material Risk Takers;”

•

in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and

•	a participant will also be treated as a “Good Leaver” if they become a “Career Retiree” as determined by the remuneration committee.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Long-term Incentive Plan (“LTIP”)

Awards were granted to four senior executives under the LTIP over in aggregate 408,904 non-voting ordinary shares on September 6, 2023. LTIP awards will not be impacted as a result of completion of this offering, other than being adjusted to remain outstanding over ordinary shares.

LTIP awards will remain capable of vesting on their normal vesting date, being the later of: September 6, 2026; publication of our audited annual financial results for the year ended December 31, 2025; and assessment of the performance conditions applicable to LTIP awards.

The LTIP is on materially the same terms as the Retention LTIP (as described in the “–Retention LTIP” and “–Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP” sections above), other than the following terms:

•

as all LTIP participants are designated as “Material Risk Takers”, the terms of the LTIP are intended to comply with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated on cessation of employment or in connection with a corporate event;

•	LTIP awards are subject to an individual limit of 300% of gross annual basic salary on the grant date (or 400% if the remuneration committee determines that exceptional circumstances apply);

•

LTIP awards are subject to a two year retention period, during which the transfer of shares received on vesting is restricted. The retention period may be reduced by up to 18 months at the discretion of the remuneration committee;

•

in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and

•	a participant will also be treated as a “Good Leaver” if they depart due to redundancy, mutual agreement with Marex or if they become a “Career Retiree” as determined by the remuneration committee.

Employee Benefit Trust (“EBT”)

We have established the EBT, which currently holds unencumbered non-voting ordinary shares that may be used to satisfy the incentive arrangements referred to in this Equity Incentive Plans section. The EBT is constituted by a trust deed between Marex and an offshore independent professional trustee. The power to appoint and remove the trustee rests with us. Non-voting ordinary shares held within the EBT will be reclassified as ordinary shares as part of the Reorganization, as described in the section entitled “Description of Share Capital and Articles of Association” below.

Insurance and Indemnification

Our amended and restated articles of association provide that, subject to certain limitations, we will indemnify our directors and executive officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. We expect the service agreements with our independent directors will provide for indemnification of this type.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of                  , 2023 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering by:

•	each person, or group of affiliated persons, known by us to beneficially own 3% or more of our outstanding ordinary shares;

•	each Selling Shareholder;

•	each of our executive officers and our directors; and

•	our executive officers and our directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Certain Relationships and Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                 , 2023 through the exercise or vesting of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of                of our ordinary shares as of                 , 2023, after giving effect to: (i) the conversion of our outstanding Growth Options into                  Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares                 into non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of                 warrants into                 non-voting ordinary shares in connection with and prior to the consummation of this offering and (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the ordinary shares that the Selling Shareholders are selling in this offering, and assumes no exercise of the option to purchase additional ordinary shares from us and the Selling Shareholders. Ordinary shares that a person has the right to acquire within 60 days of                 , 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Our principal shareholders do not have any different voting rights from any of our other shareholders.

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As of                 , 2023, we had                  holders of record of our ordinary shares in the United States, holding, in the aggregate                  , or                  % of our outstanding ordinary shares. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Marex Group plc, 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.

Ordinary shares beneficially owned after this offering
	Number of ordinary shares beneficially owned before this offering			Ordinary shares offered hereby			No exercise of underwriters’ option to purchase additional ordinary shares			Full exercise of underwriters’ option to purchase additional ordinary shares
Name of beneficial owner	Number	Percent		Number	Percent		Number	Percent		Number	Percent
3% or Greater Shareholders and the Selling Shareholders
Amphitryon Ltd.(1)			%			%			%			%
Ocean Ring Jersey Co Limited(2)			%			%			%			%
			%			%			%			%

Executive Officers and Directors			%			%			%			%
Ian Lowitt			%			%			%			%
Robert Irvin			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%
			%			%			%			%

All executive officers and directors as a group ( persons)			%			%			%			%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

The business address of Amphitryon Ltd., a company organized under the laws of Jersey, is             .             exercises voting control and investment power over the ordinary shares held by Amphitryon Ltd. and may be deemed to have beneficial ownership of all of these ordinary shares.

(2)

The business address of Ocean Ring Jersey Co Limited, a company organized under the laws of Jersey, is             .             exercises voting control and investment power over the ordinary shares held by Ocean Ring Jersey Co Limited and may be deemed to have beneficial ownership of all of these ordinary shares.

Upon the completion of this offering, we expect             % of our ordinary shares will be held by our employees, assuming an initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2021 with any of the members of our executive officers or board of directors and the holders of more than 5% of our ordinary shares.

Shareholders’ Agreement

On October 20, 2020, we entered into a Shareholders’ Agreement (the “2020 Shareholders’ Agreement”) with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L., which will terminate upon completion of this offering.

Upon completion of this offering, we and certain of our shareholders intend to enter into a new Shareholders’ Agreement (the “Shareholders’ Agreement”). The terms of this Shareholders’ Agreement have not yet been finalized and will be summarized in a subsequent filing.

JRJ Ventures LLP Management Fee

Pursuant to the terms of the 2020 Shareholders’ Agreement, we have paid a management fee of 2.5% of our EBITDA each year to affiliates of JRJ Ventures LLP, one of our significant shareholders, for services provided to us. For the years ended December 31, 2022, 2021 and 2020, we paid $3.4 million, $2.1 million and $1.7 million, respectively, to affiliates of JRJ Ventures LLP for these services.

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the “Registration Rights Agreement”), the form of which will be filed as an exhibit to this Registration Statement, pursuant to which such shareholders will have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Agreements With Executive Officers

For a description of our agreements with our executive officers, please see “Management—Executive Officer Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with our executive officers and directors. Our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

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DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our amended and restated articles of association and relevant provisions of the Companies Act. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association to be in effect upon completion of this offering and applicable English law.

General

Marex Group plc was incorporated under the laws of England and Wales in November 2005. We were established in 2005 with the incorporation of Marex Group Limited and its wholly owned subsidiary Marex Financial Limited (now Marex Financial). We later became Marex Spectron Group Limited, following our acquisition of Spectron Group Limited in 2011. Marex Spectron Group Limited re-registered as a public limited company in May 2021 and subsequently became Marex Group plc. Our registered office in the United Kingdom is located at 155 Bishopsgate, London, EC2M 3TQ, United Kingdom, and the telephone number of our registered office is +44 2076 556000.

On May 7, 2021, we undertook a reduction of capital using the solvency statement procedure to reduce the nominal value of the deferred shares from $1.65 to $0.000651 per share in order to create distributable reserves.

On May 10, 2021, we approved the redenomination of the deferred shares from U.S. dollars into British pounds sterling, resulting in a new nominal value of the deferred shares of £0.000469 per share in order to obtain the required authorized minimum of share capital for a public company limited by shares. On May 24, 2021, we re-registered as a public company limited by shares and changed our name to Marex Group plc.

On December 21, 2022, we: (i) redenominated 2,304,155 Growth Shares of $0.000165 each into 2,304,155 Growth Shares of £0.000135246 each; (ii) consolidated 2,304,155 Growth Shares of £0.000135246 each into 664,451 Growth Shares of £0.000469 each; and (iii) redesignated 664,451 Growth Shares of £0.000469 each into 664,451 Deferred Shares of £0.000469 each.

As of                      , the issued and outstanding share capital of Marex Group plc was                  . The nominal value of each share is $                , and each issued share was (and remains) fully paid. As of , our board of directors approved our outstanding share capital.

Upon the completion of this offering, Marex Group plc will have                 ordinary shares outstanding.

Ordinary Shares

In accordance with our amended and restated articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally; and

•	the holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

See also “—Articles of Association” below.

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Redeemable Shares

Any share may be issued which is or is to be liable to be redeemed at our or the holder’s option, and the directors may determine the terms, conditions and manner of redemption of any such share. In the event that rights and restrictions attaching to shares are determined by the directors, those rights and restrictions shall apply, in particular in place of any rights or restrictions that would otherwise apply by virtue of the Companies Act in the absence of any provisions in the articles of a company, as if those rights and restrictions were set out in the articles.

Register of Members

We are required by the Companies Act to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar, Computershare Investor Services plc.

Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being sold in this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•

there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Reorganization

In connection with and immediately prior to the consummation of this offering, we shall undertake the following steps to reorganize our share capital:

•

at the election of holders of Series 2010 Growth Options, redeem the Series 2010 Growth Options for cash or convert the Series 2010 Growth Options into Series 2010 Growth Shares, in either case in accordance with their terms;

•	issue non-voting ordinary shares to Simon van den Born upon the exercise of the SvdB Warrant;

•	at the election of holders of Growth Shares, redeem the Growth Shares for cash or convert the Growth Shares into non-voting ordinary shares, in either case in accordance with their terms;

•	reclassify all non-voting ordinary shares into ordinary shares on a one-for-one basis;

•	we may issue additional ordinary shares to former holders of Growth Shares to satisfy certain dividend rights;

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•	with effect from completion of this offering, adopt the amended and restated articles of association, as described in the section entitled “—Articles of Association” below;

•	amend the terms of the Nil-cost Options such that they are exercisable over ordinary shares;

•	issue new bonus ordinary shares at a ratio of ordinary shares for every ordinary shares held; and

•	consolidate ordinary shares on the basis of ordinary shares of $0.000165 into ordinary shares of each.

Articles of Association

Our amended and restated articles of association were approved by a special resolution of our shareholders passed on              and will be effective subject to, and conditional upon, the completion of this offering and listing of our ordinary shares on the                     . A summary of the terms of the amended and restated articles of association is set out below. The summary below is not a complete copy of the terms of the amended and restated articles of association, and our amended and restated articles of association, in full, are filed as an exhibit to the registration statement of which this prospectus forms a part.

The amended and restated articles of association contain, among other things, provisions to the following effect:

Objects

The objects of the Company are unrestricted.

Share Rights

Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them such rights and restrictions as we may, by ordinary resolution of the shareholders, determine or, in the absence of any such determination, as our board of directors may determine.

Deferred Shares

Notwithstanding any other provision of our amended and restated articles of association, but subject to the Companies Act, we shall have the power and authority at any time to purchase all or any of the deferred shares for an aggregate consideration of £1. We shall also, subject to the Companies Act, be entitled to cancel the deferred shares without paying any consideration to the holders of such shares.

Holders of deferred shares shall not be entitled to any dividend in respect of such shares.

On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to the Company’s members shall be applied to the holders of shares in the following order of priority:

•

in paying a sum equal to £1 to be distributed to the holders of the deferred shares pro-rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1, with our board of directors having the final say on the allocation thereof); and

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•	thereafter distributing the balance to the holders of the ordinary shares pro-rata according to the number of ordinary shares held by them.

Holders of deferred shares shall not be entitled to receive notice of, attend or vote at any general meeting in respect of such shares.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to ordinary shares are as follows:

•	on a show of hands, each ordinary shareholder is entitled to one vote; and

•

on a poll, every ordinary shareholder is entitled to one vote for each ordinary share of which they are the holder. A shareholder entitled to more than one vote need not, if they vote, use all their votes or cast all the votes in the same way.

For so long as any shares are held in a settlement system operated by DTC, all votes shall take place on a poll.

A shareholder is entitled to appoint another person as his proxy (or in the case of a corporation, a corporative representative) to exercise all or any of his rights to attend and to speak and vote at a general meeting.

In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

Restrictions on Voting

No shareholder (whether in person by proxy or, in the case of a corporate member, by a duly authorized representative) shall (unless the directors determine otherwise) be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by them unless all calls or other sums payable by them in respect of that share have been paid.

Dividends

We may, subject to the provisions of the Companies Act and our amended and restated articles of association, pay interim and final dividends in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by our board.

We may, by ordinary resolution of shareholders, declare dividends provided no dividend shall exceed the amount recommended by our board.

Unless otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

We may cease to send any payment in respect of any dividend payable in respect of a share if:

•	in respect of at least two consecutive dividends payable on that share the check or warrant has been returned undelivered or remains uncashed (or another method of payment has failed);

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•

in respect of one dividend payable on that share the check or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable enquiries have failed to establish any new address or account of the recipient; or

•

a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for us to make the relevant payment in accordance with such decision or election, but, subject to the articles of association, we may recommence sending checks or warrants or using another method of payment for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

The directors may offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets.

Distributions on Winding Up

Upon our winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanction required by law, divide amongst the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as they may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Variation of Rights

The rights attached to any class of shares may be varied, either while we are a going concern or during or in contemplation of our winding up (i) in such manner (if any) as may be provided by those rights; or (ii) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount than our existing shares, and determine that, as between the shares resulting from such a sub-division, any of the shares may have any preference or advantage as compared with the others.

We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares as described in “—Other Relevant English Law Considerations—Purchase of Own Shares.”

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Allotment of Shares and Pre-emption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as we may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as our board of directors may determine (including shares which are to be redeemed, or are liable to be redeemed at our option or the holder of such shares).

In accordance with the Companies Act, the board may be generally and unconditionally authorized to exercise for each prescribed period of up to five years all the powers of the Company to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.

In certain circumstances, our shareholders may have statutory preemptive rights under the Companies Act in respect of the allotment of new shares as described in “—Preemptive Rights” and “—Differences in Corporate Law—Preemptive Rights” in this prospectus. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. These statutory pre-emption rights may be disapplied by a special resolution passed by shareholders in a general meeting or a specific provision in our articles of association.

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any of their shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The board may, in its absolute discretion, decline to register any transfer of any share in certificated form, which is not fully paid. The board may also refuse to register any transfer of any share in certificated form (whether fully paid or not) unless the instrument of transfer:

•

is lodged, duly stamped, at our registered office or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

•	is in respect of only one class of share; and

•	is not in favor of more than four transferees.

The board may decline to register a transfer of uncertificated shares in any circumstances that are allowed or required by the Uncertificated Securities Regulations 2001 and the requirements of its relevant system.

If the board declines to register a transfer, it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged, send to the transferee notice of the refusal,

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together with reasons for the refusal or, in the case of uncertified shares, notify such persons as may be required by the Uncertified Securities Regulations 2001 and the requirements of the relevant system concerned.

Disclosure of Interests in Shares

If we serve a demand on a person under section 793 of the Companies Act (which requires a person to disclose an interest in shares), that person will be required to disclose any interest he or she has in our shares. Failure to disclose any interest can result in the following sanctions: suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class or on any poll; and, where the interest in shares represent at least 0.25% of their class (excluding treasury shares), also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Calling of General Meetings

A general meeting may be called by the directors. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting. The directors are also required to call a general meeting once we have received requests from our members to do so in accordance with the Companies Act.

Notice of General Meetings

The notice of a general meeting shall specify the place, the date and the time of meeting and the general nature of the business to be transacted. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.”

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Notice of General Meetings.”

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. If the quorum is not fixed by the directors, at least two shareholders present in person or by proxy (or a duly authorized representative of a corporation which is a member) and entitled to vote shall be a quorum.

Attendance at General Meetings

The directors or the chair of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they consider appropriate in the circumstances.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at general meetings.

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Number of Directors

We may not have fewer than two directors on the board. We may, by ordinary resolution of the shareholders, vary the minimum and/or maximum number of directors from time to time.

Appointment of Directors

Subject to our amended and restated articles of association and the Companies Act, we may by ordinary resolution appoint a person who is willing to act as a director, and the board shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors, provided the total number of directors shall not exceed any number fixed as the maximum number of directors.

Retirement of Directors

At each annual general meeting all of the directors shall retire from office, except any director appointed by the board after the notice of that annual general meeting has been given and before that annual general meeting has been held.

If we, at the meeting at which a director retires, do not fill the vacancy, then the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost. If a director retiring at an annual general meeting is not reappointed or deemed to have been reappointed, they shall retain office until the meeting elects someone in their place or, if it does not do so, until the close of the meeting.

Termination of a Director’s Appointment

A director may be removed with the approval of not less than three quarters of the other directors, and a person would cease to be a director as the result of certain other circumstances as set out in our amended and restated articles of association, including resignation, by law and continuous non-attendance at board meetings. Directors are not subject to retirement at a specified age limit under our amended and restated articles of association.

Directors’ Interests

Provided that a director has disclosed to the other directors the nature and extent of any material interest of such director, a director notwithstanding his or her office may:

•

be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested and may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any entity in which we are interested;

•	be counted in determining whether or not a quorum is present at any meeting of directors considering that transaction or arrangement or proposed transaction or arrangement; and

•	vote in respect of, or in respect of any matter arising out of, the transaction or arrangement or proposed transaction or arrangement.

A director shall not, by reason of his or her office as a director, be accountable to us for any benefit that he or she derives from any interest or position referred to above and no transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position referred to above.

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The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorization) authorize, to the fullest extent permitted by law:

•

any matter that would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

•

a director to accept or continue in any office, employment or position in addition to his or her office as a director and, without prejudice to the generality of the above, may authorize the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorization is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

Directors’ Fees and Remuneration

Each of the directors who do not hold executive office (other than alternate directors) shall be paid a fee at such rate as may from time to time be determined by the board (or for the avoidance of doubt any duly authorized committee of the board) provided that the aggregate of all such fees so paid to such directors shall not exceed £                 per annum, or such other figure as may from time to time be determined by ordinary resolution of the shareholders or in accordance with the prevailing directors’ remuneration policy.

Each director may be paid their reasonable traveling, hotel and other expenses of attending and returning from meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures and shall be paid all expenses properly incurred by them in the conduct of the Company’s business.

Any director who holds any other office in the Company (including for this purpose the office of chair, serves on any committee of the directors or performs (or undertakes to perform) services that the directors consider go beyond the ordinary duties of a director) may be paid such additional remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

Borrowing Powers

Subject to the provisions of the Companies Act, the board may exercise all the powers to borrow money; give a guarantee; hypothecate, mortgage, charge or pledge all or any part of our undertaking, property and assets (present or future); and create and issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Indemnity

To the fullest extent permitted by law, each person who is or was a director or officer of us, or a director of any associated company of us, may be indemnified, directly or indirectly, against any loss or liability sustained or incurred by him or her in the execution and discharge of his or her duties or powers. The Companies Act renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director.

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Other Relevant English Law Considerations

Application of the U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers (the “Takeover Code”) applies to all offers for companies that have their registered office in the United Kingdom, the Channel Islands or the Isle of Man if any of their equity share capital or other transferable securities carrying voting rights are admitted to trading on a U.K. regulated market or a U.K. multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man.

The Takeover Code also applies to all offers for public companies that have their registered office in the United Kingdom, the Channel Islands or the Isle of Man if they are considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have their place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. This is known as the “residency test.” In determining whether the residency test is satisfied, the Takeover Panel has regard primarily to whether a majority of a company’s directors are resident in these jurisdictions.

Our registered office is in the United Kingdom and our place of central management and control is currently in the United Kingdom for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, we are currently subject to the Takeover Code, and as a result, our shareholders are currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids (a summary of which is set out below).

Under Rule 9 of the Takeover Code, where:

•

any person, together with persons acting in concert with them, acquires, whether by a series of transactions over a period of time or not, an interest in shares of the Company, which, taken together with shares in which such person is already interested and in which persons acting in concert with such person are interested, carry 30% or more of the voting rights in the Company; or

•

any person who, together with persons acting in concert with them, is interested in shares, which, in the aggregate, carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with them, acquires an additional interest in shares that increases the percentage of shares carrying voting rights in which they are interested, such person shall, except in limited circumstances, be obliged to make an offer, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code for our outstanding shares.

An offer under Rule 9 of the Takeover Code must be made in cash (or accompanied by a cash alternative) at a price not less than the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with such person during the 12 months prior to the announcement of the offer.

Under the Takeover Code, “persons acting in concert” comprise persons who, pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) actively cooperate, through the acquisition by them of an interest in shares in a company, to obtain or consolidate control of the company. “Control” means holding, or aggregate holdings, of an interest or interests in shares carrying in the aggregate 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control.

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Squeeze-out Provisions

Under Sections 979 to 982 of the Companies Act, where a takeover offer (as defined in Section 974 of the Companies Act) has been made for our shares and the offeror has acquired, or unconditionally contracted to acquire, not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror could then compulsorily acquire the remaining 10%. It would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares to which the offer relates.

The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, at which time the offeror would execute a transfer of the outstanding shares to which the offer relates in its favor and pay the consideration to the Company to be held in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the original offer.

Sell-Out Provisions

Sections 983 to 985 of the Companies Act also give our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for our shares. Any holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire its shares if, prior to the expiration of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of our shares to which the offer relates and not less than 90% of the voting rights carried by those shares. The offeror is required to give any shareholder notice of their right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period, or if longer, a period of three months from the date of the notice. If a shareholder exercises their rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Preemptive Rights

The laws of England and Wales generally provide shareholders with Preemptive Rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and voting at that general meeting, to disapply these Preemptive Rights. Such a disapplication of Preemptive Rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder resolution, if the disapplication is by shareholder resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years) to be effective.

On                 , 2024, our shareholders approved the disapplication of Preemptive Rights for the allotment of ordinary shares up to an aggregate nominal amount of £                , including in connection with this offering. This disapplication is effective until                  .

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act and our amended and restated articles of association, we are empowered by notice in writing to require any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within their knowledge) details of any other interest that subsists or subsisted in those shares.

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Under our amended and restated articles of association, if a person defaults in supplying us with the required details in relation to the shares in question (the “default shares”) within the prescribed period of 14 days, our directors may by notice direct that:

•

in respect of the default shares and any other shares held by such person, the relevant shareholder shall not be entitled to vote (either in person or by representative or proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•

where the default shares represent at least 0.25% in nominal value of the issued shares of their class, (i) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest and/or (ii) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder itself is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares), provided that, where shares are uncertificated, any refusal to transfer such shares can only be made in accordance with and subject to the provisions of the Uncertificated Securities Regulation 2001.

Purchase of Own Shares

Under the laws of England and Wales, a public limited company may only purchase its own shares out of the distributable profits of the Company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that the articles of association do not restrict the company’s ability to purchase its own shares. Our amended and restated articles of association will not prohibit us from purchasing our own shares. Therefore, subject to the Companies Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par). A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Any such purchase will be either a “market purchase” or an “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy-back by a company of its shares will give rise to U.K. stamp duty (and may give rise to SDRT) at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty (or SDRT) will be paid by the company. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

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is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. See “Material Tax Considerations—Material U.K. Tax Considerations.”

Requisitioning Shareholder Meetings

If any shareholder or shareholders representing at least 5% of the paid-up capital of the Company carrying voting rights requests, in accordance with the provisions of the Companies Act, us to (a) call a general meeting for the purposes of bringing a resolution before the meeting, or (b) give notice of a resolution to be proposed at a general meeting, such request must among other things (in addition to any other statutory requirements):

•

set forth the name and address of the requesting person and equivalent details of any person associated with it or them (in the manner contemplated by the amended and restated articles of association), together with details of all interests held by such person (and their associated persons) in us;

•

if the request relates to any business the shareholder proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and, in the case of any proposal to amend the amended and restated articles of association, the complete text of the proposed amendment;

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•

set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment to the board of directors, all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the board of directors.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the amended and restated articles of association on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware

Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate of incorporation.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the. Companies Act must also be followed such as allowing the director to make representations against their removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which they are a part.

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	England and Wales	Delaware

Vacancies on the Board of Directors	Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation; or (ii) the certificate of incorporation directs that a particular class of stock or series thereof is to elect such director, in which case a majority of the other directors elected by such class or series, or a sole remaining director elected by such class or series, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 days nor more than 60 days before the date of the meeting and shall specify the place, date, hour, the means of remote communications by which stockholders and proxy holders may be deemed present and may vote at the meeting, the record date for determining stockholders entitled to vote at the meeting (if different than the record date for determining stockholders entitled to notice) and, if the meeting is a special meeting, the purpose or purposes of the meeting.

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	England and Wales	Delaware
majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the Company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares;” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in	Under Delaware law, the board of directors or, if the corporation’s charter or certificate of incorporation so provides, the stockholders have the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof.

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	England and Wales	Delaware
	accordance with the provisions of the Companies Act.	It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which they are a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which they are convicted); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

Voting Rights	For a company incorporated under the laws of England and Wales, it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chair of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

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	England and Wales	Delaware

shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof, respectively, present and voting, either in person or by proxy; and

•   the sanction of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors	Under the laws of England and Wales, a director owes various statutory and	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the

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	England and Wales	Delaware

fiduciary duties to the company, including:

•   to act in the way they consider, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, clients and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct, and (vi) the need to act fairly as between members of the company;

•   to avoid a situation in which they have, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with our constitution and only exercise their powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill, and diligence;

•   not to accept benefits from a third party conferred by reason of their being a director or doing, or not doing, anything as a director; and

•   a duty to declare any interest that they have, whether directly or indirectly, in a proposed or existing transaction or arrangement with the Company.

fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform themselves of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner they reasonably believes to be in the best interests of the corporation. They must not use their corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation	Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

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England and Wales	Delaware
behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Listing

We intend to apply to list our ordinary shares on                  under the symbol “MRX.”

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ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of our ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares” for more information.

Upon completion of this offering, we will have                  ordinary shares outstanding, or                  ordinary shares outstanding if the underwriters exercise their option to purchase additional ordinary shares from us in full, after giving effect to: (i) the conversion of our outstanding Growth Options into                  Growth Shares in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $                  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus,                 (iii) the exercise of                  warrants into                  non-voting ordinary shares in connection with and prior to the consummation of this offering and (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares in connection with and prior to the consummation of this offering.

All of the ordinary shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ordinary shares will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below, the lock-up arrangements in connection with the series 2020 Growth Shares (see “Management—Equity Incentive Plans—Growth Shares” for additional information) and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ordinary shares, the ordinary shares that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	No ordinary shares will be eligible for sale on the date of this prospectus;

•	ordinary shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus;

•

             ordinary shares, as applicable, will be eligible for sale upon expiration of the restrictions set forth under the terms of the Growth Shares, beginning more than one year after the date of this prospectus; and

•

             ordinary shares, as applicable, will be eligible for sale upon expiration of the restrictions set forth under the terms of the Growth Shares, beginning more than two years after the date of this prospectus.

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Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, executive officers, directors, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.

Lock-up Agreements

We, the Selling Shareholders, our executive officers, directors and substantially all of our other shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or

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enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of                 . These agreements are described below under the section captioned “Underwriting.”

Growth Shares Lock-Up Arrangements

Each recipient of the series 2020 Growth Shares is subject to lock-up arrangements pursuant to which each recipient may not transfer any interest in such number of series 2020 Growth Shares within one year of completion of this offering in excess of 33% of the recipient’s series 2020 Growth Shares and within two years of completion of this offering in excess of 66% of the recipient’s series 2020 Growth Shares (unless we determine otherwise). See section entitled “Management—Equity Incentive Plans—Growth Shares” for additional information.

Registration Rights

We intend to enter into a Registration Rights Agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Share Awards

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the ordinary shares, to the provisions of the lock-up agreements described above.

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MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of England and Wales and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material U.K. Tax Considerations

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out below under “U.S. Federal Income Taxation.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and to whom split year treatment does not apply and who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected, (“U.K. Holders”), who are absolute beneficial owners of the ordinary shares (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments. The statements in this guide do not apply to any Holder who either directly or indirectly holds or controls 10% or more of the company’s share capital (or class thereof), voting power or profits.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

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THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual U.K. Holder in the 2023/24 tax year (and is to be reduced to £500 for the 2024/25 tax year) (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should generally be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).

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Chargeable Gains

A disposal or deemed disposal of ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, the main rate of U.K. corporation tax (currently 25%) would apply.

A holder of ordinary shares that is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, a trade through a permanent establishment) to which the ordinary shares are used in or for the purposes of such trade, profession or vocation (or, in the case of a corporate holder of ordinary shares, used, held or acquired for the purposes of the permanent establishment). However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares

There is generally no liability to stamp duty or SDRT payable on the issue of new ordinary shares in the Company.

Transfers of Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. There is an exemption where the consideration for a transfer is £1,000 or less and that transfer does not form part of a larger transaction or series of transactions where the combined consideration exceeds £1,000 and this is certified on the instrument of transfer. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest and upon claim), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

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Material U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of the ordinary shares. This summary deals only with the ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired the ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding equity.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of the ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires the ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of the ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

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Dividends

Although we do not anticipate paying any dividends in the foreseeable future, as described in “Dividend Policy” above, if we do make any distributions, subject to the discussion below under “—Passive foreign investment company,” the amount of dividends paid to a United States Holder with respect to the ordinary shares generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on the ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on the ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source income. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we do not believe we are treated as a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source income, and, as such, the ability of a United States Holder to claim a foreign tax credit for any foreign withholding taxes (if any) payable in respect of our dividends may be limited.

Pursuant to applicable United States Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on the ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under an applicable income tax treaty and the impact of the applicable United States Treasury regulations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes (which would include the United States—United Kingdom income tax

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treaty), (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding period and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on                , as the ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to the ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of Ordinary Shares

Subject to the discussion below under “—Passive foreign investment company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of the ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit (unless an applicable United States income tax treaty provides otherwise). A United States Holder’s initial tax basis in the ordinary shares generally will equal the cost of such shares.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds the ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds the ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds the ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of the ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on the ordinary shares exceeds 125% of the average of the annual distributions

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on the ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of the ordinary shares if we were a PFIC, as described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the ordinary shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

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UNDERWRITING

We, the Selling Shareholders and the underwriters named below will enter into an underwriting agreement with respect to the ordinary shares being offered by us and the Selling Shareholders. Subject to certain conditions, each underwriter (in alphabetical order) has severally agreed to purchase the number of ordinary shares indicated in the following table.                  are the representatives of the underwriters (the “Representatives”).

Underwriters	Number of Ordinary shares
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Jefferies LLC
Keefe, Bruyette & Woods, Inc.

Total

The underwriters will be committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                  ordinary shares from us and the Selling Shareholders to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of the final prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by us and the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional ordinary shares.

	Paid by the Company		Paid by the Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per ordinary share	$	$	$	$
Total	$	$	$	$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per ordinary share from the initial public offering price. After the initial offering of the ordinary shares, the Representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We will agree that we will not, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with, or confidentially submit to, the SEC, a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the ordinary shares, including but not limited to any options or warrants to

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purchase ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or any such other securities, or publicly disclose such intention, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or any such other securities, in cash or otherwise (other than the ordinary shares sold in this offering or pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the Representatives.

The restrictions set forth above applicable to us are subject to specified exceptions, including:

Our executive officers, directors and the holders of substantially all of our outstanding equity interests immediately prior to this offering, including the Selling Shareholders (each a “Lock-Up Party”), will agree that they will not, and will not cause or direct any of their respective affiliates to, during the Lock-Up Period, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any ordinary shares, or any options or warrants to purchase any ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares (such ordinary shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by any Lock-Up Party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by any Lock-up Party or someone other than any Lock-Up Party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of ordinary shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The restrictions set forth above applicable to the lock-up parties are subject to specified exceptions, including:

See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for our ordinary shares. The initial public offering price has been negotiated among us, the Selling Shareholders and the Representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our ordinary shares on      under the symbol “MRX.”

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater

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number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on      , in the OTC market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                million. The underwriters have agreed to reimburse certain of our expenses in connection with the offering. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $                .

We and the Selling Shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments

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(directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. In particular, certain affiliates of the underwriters are acting as the lead arrangers and/or lenders in connection with the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, for which they have received, and will receive, customary fees and expenses as consideration therewith. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each a “Member State,” no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters, each of the Selling Shareholders and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary share being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary share to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, and includes any relevant implementing measure in each relevant Member State.

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United Kingdom

In relation to the United Kingdom, no ordinary shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the Financial Conduct Authority, except that offers of ordinary shares may be made to the public in the United Kingdom at any time under the following exemptions under the U.K. Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined in Article 2 of the U.K. Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)    in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA, provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units, the expression “Order” means the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a

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misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

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Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to

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persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*	To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

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LEGAL MATTERS

The validity of our ordinary shares and other and certain legal matters of English law in connection with this offering will be passed upon for us by Herbert Smith Freehills LLP. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Kirkland & Ellis LLP.

EXPERTS

The consolidated financial statements of Marex Group plc as of December 31, 2022 and for each of the two years in the period ended December 31, 2022 included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which express a qualified opinion on the consolidated financial statements. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The current address of Deloitte LLP is 1 New Street Square, London, EC4A 3HQ, United Kingdom.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be more difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws than if we, our directors and officers and/or the assets of our non-U.S. subsidiaries were located in the United States.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Herbert Smith Freehills LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Herbert Smith Freehills LLP that any final and conclusive monetary judgment for a debt or definite sum obtained against us in United States courts with competent jurisdiction will be given effect by the courts of England and Wales at common law by an action or counterclaim for the amount due under such judgment, without a substantive re-examination of the merits of such judgment, provided that:

•	the appropriate procedural requirements relating to the enforcement of foreign judgments are taken to enable such judgment to be enforced;

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

the courts of England and Wales had jurisdiction for the purposes of enforcement, and we either submitted to such jurisdiction or were duly served with process within the jurisdiction or permission was given for service, and process was duly served, outside the jurisdiction;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a debt or definite sum of money;

•

the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by, or impeachable on the grounds of, fraud;

•

the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

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•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act or otherwise specified as concerned with the prohibition of restrictive trade practices;

•	there is not a prior inconsistent judgment of an English court, or the court of another jurisdiction handed down earlier in time which is entitled to recognition; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment of a U.S. court based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, it cannot be assumed that that in all circumstances U.S. judgments will be capable of recognition and enforcement in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose (save where any enactment, rule or practice direction provides otherwise), although the English court does not automatically enforce its judgments nor help decide how they should be enforced, as this is up to the judgment creditor. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any defenses of set-off or counterclaim against the judgment creditor.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, board of directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Marex Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Marex Group plc and subsidiaries (the “Group”) as of 31 December 2022, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended 31 December 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, except for the omission of the comparative period to the consolidated statement of financial position as of 31 December 2021 and the related footnotes as discussed in the paragraph below, the financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2022, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1 to the financial statements, the accompanying financial statements do not include the comparative period for the consolidated statement of financial position as of 31 December 2021 and related footnotes which is required by International Accounting Standard 1, Presentation of Financial Statements.

Restatement of the Financial Statements

As discussed in Note 1 to the financial statements, the accompanying financial statements have been restated from previously issued financial statements following changes in accounting policies and to correct identified misstatements.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Goodwill — Energy Cash Generating Unit (CGU) – Refer to Notes 3, 4 and 12 to the financial statements

Critical Audit Matter Description

As required by IAS 36 Impairment of Assets, goodwill is reviewed for impairment at least annually. The Group performed its annual impairment test as of 30 September 2022. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the respective CGU, using the higher of the value in use or fair value less costs to sell, which requires management to make significant estimates and assumptions related to the revenue growth rate and discount rate assumptions. Changes to these assumptions could have a significant impact on the fair value, value in use or the amount of any goodwill impairment charge.

The Group’s goodwill balance as of 31 December 2022 was $155.5m of which $78.4m was allocated to the Energy CGU. It was net of impairment losses of $53.9m related to the Energy CGU, which was determined based on the value in use of which the carrying value exceeded the recoverable amount resulting in a goodwill impairment charge.

We identified goodwill impairment for the Energy CGU as a critical audit matter because of the significant estimates and assumptions management makes to estimate the recoverable amount of the Energy CGU and the difference between the recoverable amount and the carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the revenue growth rate and discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue growth rate and discount rate of the Energy CGU, used by management to estimate the recoverable amount of the CGU included the following, among others:

•	We evaluated management’s ability to accurately forecast revenue growth rates by performing a look-back analysis and comparing actual results to management’s historical forecasts;

•	We evaluated the reasonableness of management’s revenue growth rate forecasts by performing a trend analysis and comparing the forecasts to:

¡	Historical revenues;

¡	Internal communications to management and the Board of Directors;

¡	Forecasted information included in external communications of certain peer companies;

•	We evaluated the impact of changes in management’s revenue growth forecast and discount rate from the 30 September 2022, annual measurement date to 31 December 2022.

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•	With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rate by:

¡	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

¡	Developing a range of independent estimates and comparing those to the discount rate selected by management.

Day 1 Profit/Loss Recognition on Issuance of Structured Notes – Refer to Notes 3(f), 5 and 32(f) to the financial statements

Critical Audit Matter Description

The Group generates net trading income from its “Hedging and Investment Solutions” segment which totaled $128.2 million. This net trading income includes “Day 1” profits recognised on the issuance of the structured notes. The Day 1 profit refers to the difference between transaction price and the modelled fair value on the transaction date. In accordance with IFRS 9 Financial Instruments, the Group is only permitted to recognise immediately in the income statement the Day 1 profit on financial instruments which are recorded at fair value, if the fair value on the transaction date is determined using a valuation technique that is based on observable inputs. Determining whether Day 1 profit should be recognised immediately in the income statement or deferred and amortised in accordance with the Group’s accounting policy requires significant judgement in relation to the observability of key inputs. At 31 December 2022, the Group held a deferred day 1 P&L valuation adjustment of $2.3m.

The nature of the structured notes issued by the Group means that their fair value includes inputs which are not readily observable in the market. As such, there is a significant amount of estimation uncertainty and judgement on whether Day 1 profit should be recognised immediately in the income statement or deferred and amortised in accordance with the Group’s accounting policy. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of our valuation specialists who possess significant quantitative and modeling expertise, to audit and evaluate the observability of these inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the unobservability of inputs used in the determination of the fair value of structured notes by management to calculate the amount of Day 1 profit recognised in the income statement or deferred included the following, among others:

•

Using our valuation specialists, we independently assessed the significance of unobservable inputs as of the transaction date to establish if the Day 1 profit recognition adopted by the management is in accordance with the requirements of IFRS 9 Financial Instruments;

•	We evaluated management’s determination of whether an input is unobservable, with reference to third party evidence and recalculated the amount recognised with respect to Day 1 profit/loss; and

•	We assessed the consistency by which management has applied significant unobservable valuation conclusion.

/s/ Deloitte LLP

London, United Kingdom

6 December 2023

We have served as the Group’s auditor since 2015.

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Consolidated Income Statements

For the Years Ended 31 December

	Notes	2022 Restated $m	2021 Restated $m

Commission and fee income		651.0	573.7
Commission and fee expense		(299.2)	(283.8)

Net commission income	5	351.8	289.9
Net trading income	5	325.3	239.9
Interest income	7	194.4	23.1
Interest expense	7	(165.0)	(26.4)

Net interest income/(expense)	7	29.4	(3.3)
Net physical commodities income	5	4.6	15.0

Revenue	5	711.1	541.5
Expenses:
Compensation and benefits	8	(438.6)	(359.2)
Depreciation and amortisation		(13.8)	(10.3)
Other expenses	9	(147.8)	(103.5)
Impairment of goodwill	12	(53.9)	—
Impairment for credit losses		(9.5)	(0.8)
Bargain purchase gain on acquisitions	17	71.6	—
Other income		2.8	1.9
Share of results in associates and joint ventures		(0.3)	0.3

Profit before tax		121.6	69.9
Tax	10	(23.4)	(13.4)

Profit after tax		98.2	56.5

Attributable to:
Ordinary shareholders of the company		91.6	56.5
Other equity holders		6.6	—

Earnings per share
Basic (cents per share)	34	0.84	0.51
Diluted (cents per share)	34	0.80	0.49

See accompanying notes to these financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Comprehensive Income

For the Years Ended 31 December

	Notes	2022 $m	2021 $m

Profit after tax		98.2	56.5
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Loss on revaluation of financial instruments		—	(1.1)
Gain / (loss) on cash flow hedge		2.7	(2.4)
Deferred tax on cash flow hedge	10(a)	(0.5)	—
Items that will not be recycled to profit and loss:
Change in fair value of financial liabilities designated at FVTPL due to own credit risk		(4.0)	(0.3)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	10(a)	1.2	—
(Loss) / gain on revaluation of investments	15	(0.6)	0.4
Deferred tax on revaluation of investments	10(a)	0.3	(0.3)

Other comprehensive loss, net of tax		(0.9)	(3.7)

Total comprehensive income		97.3	52.8

Attributable to:
Ordinary shareholders of the company		90.7	52.8
Other equity holders		6.6	—

See accompanying notes to these financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statement of Financial Position

As at 31 December

	Notes		2022 Restated $m

Assets
Non-current assets
Goodwill	12		155.5
Intangible assets	13		25.6
Property, plant and equipment	14		11.8
Right-of-use asset	31		33.7
Investments	15		16.4
Investment in associate	16		5.6
Deferred tax	23		7.6
Treasury instruments (pledged as collateral)	18	(b)	133.5

Total non-current assets			389.7

Current assets
Corporate income tax receivable			5.5
Trade and other receivables	20		4,685.2
Inventory	19		35.8
Equity instruments	32	(b)	410.0
Derivative instruments	22		480.8
Stock borrowing	32	(b)	1,894.6
Treasury instruments (of which pledged as collateral $2,338.6m)	18	(a,b)	2,586.2
Reverse repurchase agreements	18	(d)	4,346.0
Cash and cash equivalents	32	(b)	910.1

Total current assets			15,354.2

Total assets			15,743.9

See accompanying notes to these financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statement of Financial Position

As at 31 December (continued)

	Notes		2022 Restated $m

Liabilities
Current liabilities
Repurchase agreements	18	(d)	4,381.4
Trade and other payables	24		6,647.6
Stock lending	32	(b)	1,396.9
Short securities	32	(b)	986.8
Short-term borrowings	21	(a)	12.9
Lease liability	31		6.8
Derivative instruments	22		294.3
Corporation tax			8.9
Debt securities	32	(b)	435.0
Provisions	25		2.6

Total current liabilities			14,173.2
Non-current liabilities
Lease liability	31		32.1
Long-term borrowings	21	(a)	135.8
Debt securities	32	(b)	725.0
Deferred tax liability	23		0.1

Total non-current liabilities			893.0

Total liabilities			15,066.2

Net assets			677.7

Equity
Share capital	27		0.1
Share premium			134.3
Additional Tier 1 capital (AT1)	29		97.6
Retained earnings			455.3
Own shares	28		(7.9)
Other reserve	30		(1.7)

Total equity			677.7

The financial statements on pages F-5 to F-89 were approved and authorised for issue by the Board of Directors on 4 December 2023 and are signed on its behalf by:

I T Lowitt

Director

6 December 2023

See accompanying notes to these financial statements.

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Consolidated Statements of Changes in Equity

For the Years Ended 31 December

	Share capital $m	Share premium $m	Additional Tier 1 capital (AT1) $m	Retained earnings $m	Own shares $m	Other reserve $m	Total $m
At 1 January 2021	176.2	134.3	—	132.7	—	0.6	443.8
Profit for the period	—	—	—	56.5	—	—	56.5
Loss on revaluation of financial instruments	—	—	—	—	—	(1.1)	(1.1)
Loss on cash flow hedge	—	—	—	—	—	(2.4)	(2.4)
Change in fair value due to own credit risk	—	—	—	—	—	(0.3)	(0.3)
Gain on revaluation of investments	—	—	—	—	—	0.4	0.4
Deferred tax on revaluation of investments	—	—	—	—	—	(0.3)	(0.3)
Total comprehensive income for the period	—	—	—	56.5	—	(3.7)	52.8
Ordinary dividends paid	—	—	—	(20.0)	—	—	(20.0)
Share capital reduction[1]	(176.1)	—	—	176.1	—	—	—
Share-based payments	—	—	—	1.1	—	—	1.1
Other movements	—	—	—	0.2	—	(0.2)	—

At 31 December 2021	0.1	134.3	—	346.6	—	(3.3)	477.7

Profit for the period	—	—	6.6	91.6	—	—	98.2
Gain on cash flow hedge	—	—	—	—	—	2.7	2.7
Deferred tax on cash flow hedge	—	—	—	—	—	(0.5)	(0.5)
Change in fair value due to own credit risk	—	—	—	—	—	(4.0)	(4.0)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	1.2	1.2
Loss on revaluation of investments	—	—	—	—	—	(0.6)	(0.6)
Deferred tax on revaluation of investments	—	—	—	—	—	0.3	0.3
Total comprehensive income for the period	—	—	6.6	91.6	—	(0.9)	97.3
AT1 securities net of issuance	—	—	97.6	—	—	—	97.6
AT1 dividends paid	—	—	(6.6)	—	—	—	(6.6)
Own shares	—	—	—	—	(7.9)	—	(7.9)
Share-based payments	—	—	—	17.8	—	—	17.8
Other movements	—	—	—	(0.7)	—	2.5	1.8

At 31 December 2022	0.1	134.3	97.6	455.3	(7.9)	(1.7)	677.7

[1]	On 22 March 2021, the issued share capital of the Company was reduced from $176.2m to $0.1m by reducing the nominal value of the deferred share from $1.65 to $0.000651.

See accompanying notes to these financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Cash Flows

For the Years Ended 31 December

	Notes	2022 Restated $m	2021 Restated $m
Profit before tax		121.6	69.9
Adjustments for:
Amortisation of intangible assets	13	5.5	2.5
Loss on disposal of intangibles		0.6	0.1
Depreciation of property, plant and equipment	14	2.8	3.3
Depreciation of right-of-use asset	31	5.5	4.5
Bargain purchase gain on acquisitions	17	(71.6)	—
Impairment of goodwill	12	53.9	—
Increase in provisions	25	1.7	0.6
Impairment for credit losses		9.5	(0.8)
Share of results in associates and joint ventures	16	0.3	(0.3)
Lease liability foreign exchange revaluation	31	(1.3)	(0.3)
Increase in fair value of derivative instruments		111.1	222.0
Other revaluations		9.3	2.9
Share-based compensation expense	8	16.7	1.2

Operating cash flows before changes in working capital		265.6	305.6

Working capital adjustments:
Increase / (decrease) in trade and other receivables		3,141.1	(1,569.0)
(Decrease) / increase in trade and other payables		(2,873.8)	1,119.9
Increase in treasury instruments		(494.0)	(29.8)
Increase in equity instruments		(402.3)	(8.0)
Increase in debt securities - structured notes		83.3	742.4
Decrease / (increase) in financial institution notes		1.0	(1.0)
Payment of lease liabilities	31	(6.6)	(7.2)
Net repayment of borrowings		(49.9)	—
Decrease / (increase) in inventory		44.3	(71.4)
Increase in net repurchase agreements		39.2	0.4
Increase in net stock borrowing and lending		489.1	—

Cash flow from operating activities		237.0	481.9
Corporation tax paid		(18.0)	(18.3)

Net cash from operating activities		219.0	463.6

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Cash Flows (continued)

For the Years Ended 31 December

	Notes	2022 Restated $m	2021 Restated $m
Investing activities
Acquisition of businesses, net of cash acquired		(36.9)	(12.5)
Purchase of intangible assets	13	(5.8)	(3.5)
Purchase of property, plant and equipment	14	(3.6)	(3.8)

Net cash used in investing activities		(46.3)	(19.8)

Financing activities
Proceeds from issuance of additional Tier 1 capital (AT1)	29	100.0	—
Issuance costs of additional Tier 1 capital (AT1)	29	(2.4)	—
Repayment of Tier 2 debt securities		(50.0)	—
Purchase of own shares	28	(7.9)	—
Dividends paid	29,11	(6.6)	(20.0)

Net cash from/(used in) financing activities		33.1	(20.0)

Net increase in cash and cash equivalents		205.8	423.8

Cash and cash equivalents
Cash and cash equivalents at 1 January		712.0	291.5
Increase in cash		205.8	423.8
Effect of foreign exchange rate changes		(7.7)	(3.3)

Cash and cash equivalents at 31 December[1]		910.1	712.0

[1]	Cash and cash equivalents includes restricted cash of $165.3m at 31 December 2022 (2021: $48.6m).

During 2022, interest received was $159.2m (2021: $20.9m), interest paid was $161.1m (2021: $23.9m) and dividends received were $nil (2021: $nil).

See accompanying notes to these financial statements.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

1    General Information

Marex Group plc (the ‘Company’) is incorporated in England and Wales. The Company changed its name from Marex Spectron Group Limited and re-registered as a public limited company on 24 May 2021. The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ. The principal activities of Marex Group plc and its subsidiaries (the ‘Group’ or ‘Marex’) and the nature of the Group’s operations are set out in note 5 and 6.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’), except these consolidated financial statements omit a comparative statement of financial position as of 31 December 2021 required by International Accounting Standard 1, Presentation of Financial Statements and the respective footnotes.

These consolidated financial statements are presented in US dollars (“USD”or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest million (‘m’), except where otherwise indicated.

Restatements of previously issued financial statements

During the preparation of these financial statements, the Group voluntarily decided to change certain accounting policies in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors, including the presentation of its consolidated income statement to provide more detailed information to the investors and align better its financial reporting to that of a public entity and the presentation of income from physical commodities trading in the consolidated income statement. Furthermore, the Group is correcting some errors identified in the statement of financial position and in the income and cash flow statements included in the already issued statutory financial statements as of and for the year ended 31 December 2022. The details of these voluntary accounting policies changes and correction of errors are as follows.

Restatement of the income statements

Change in accounting policies

Change of presentation of the income statement

As a private company, historically the Group has presented revenue and expenses in its income statement at an aggregated level. For the period ended 31 December 2022, the Group decided to present within revenue all the income derived from the ordinary activities of the Group and disaggregate them in the income statement to provide the users of the financial statements with a presentation which is more reflective of the manner in which the business is managed and to provide additional clarity regarding the Group’s performance. In connection with this, commissions and fees paid to exchanges and clearing houses and all interest income and interest expense incurred as part of the ordinary activities of the Group, are now presented within revenue. Similarly, a more granular presentation has been adopted for the Group’s expenses. This will provide more reliable and relevant information for the users of its financial statements. This change has been applied retrospectively for comparative purposes and only impacts the presentation of the income statement and has no impact on profit after tax. The changes do not impact the consolidated statement of financial position or the statements of comprehensive income and changes in equity. The impact in the consolidated statements of cash flows is described in the section below.

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1    General Information  (continued)

Restatements of previously issued financial statements  (continued)

Restatement of the income statements  (continued)

Change in accounting policies  (continued)

Presentation of income from physical commodities trading

For the period ended 31 December 2022, the Group retrospectively adopted a voluntary change in accounting policy, with respect to the presentation of revenue and associated costs from the sale of physical commodities, which in previous issued financial statements were presented on a gross basis within revenue and operating costs, respectively, in the income statement. To align the presentation in the income statement to the manner in which the physical commodities trading business is managed, the Group decided to change its accounting policy for all revenue arising from fair valuing forward contracts to buy and sell physical commodities to be presented on a net basis, with no gross revenue and gross cost of sales presented upon physical settlement of the forward contracts. This will provide more reliable and more relevant information for the users of its financial statements. As restated, net physical commodities income is $4.6m (2021: $15.0m). As reported, $338.3m was presented within revenue and $333.7m within operating expenses (2021: $309.8m and $294.8m, respectively). This retrospective change in accounting policy does not impact the consolidated statement of financial position, statements of comprehensive income, of cash flows or changes in equity.

In aggregate, considering the above changes in accounting policies in the income statement, revenue as restated is $711.1m (2021: $541.5m). Previously, revenue was $1,344.4m (2021: $1,114.2m). All other changes resulted in a disaggregation of line items into a nature-based presentation to provide better information or present them separately as required by IFRS.

	2022 $m	2021 $m
Revenue as presented	1,344.4	1,114.2
plus: interest income	106.2	13.8
minus: net interest expense	(106.6)	(7.9)
minus: commission and fee expense	(299.2)	(283.8)
minus: cost of sales of physical commodities	(333.7)	(294.8)

Revenue as restated	711.1	541.5

Correction of errors

Presentation of interest income calculated using the effective interest method

The Group did not present separately in the income statement the interest income calculated using the effective interest method as required by IAS 1. As restated, interest income is $194.4m (2021: $23.1m). As reported, $88.2m of interest income was presented within revenue and $106.2 as finance income (2021: $9.3m and $13.8m, respectively). The error did not impact profit after tax. The correction of this error does not impact the consolidated statement of financial position, the statements of comprehensive income, cash flows or of changes in equity.

Presentation of impairment for credit losses

The Group did not present separately in the income statement the impairment for credit losses as required by IAS 1. As restated, impairment for credit losses is $9.5m (2021: $0.8m) and was previously presented as part of operating expenses. The error did not impact profit after tax. The correction of this error does not impact the consolidated statement of financial position, the statements of comprehensive income, cash flows or of changes in equity.

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PURSUANT TO 17 C.F.R. SECTION 200.83

1    General Information  (continued)

Restatements of previously issued financial statements  (continued)

Restatement of the statement of financial position

Correction of errors

Reclassification of software from property, plant and equipment to intangible assets

The Group presented as property, plant and equipment an amount of software $4.0m in the statement of financial position as the Group considered the software was integral to the operation of the hardware. The software is separable from hardware and can reside on any infrastructure delivering full functionality, hence it should be presented as intangible assets. The correction of this error does not impact the consolidated income statements, the statements of comprehensive income, cash flows or of changes in equity.

Reclassification of borrowings between current and non-current liabilities

For the year ended 31 December 2022, the Group presented as short-term borrowings an amount of $135.8m in the statement of financial position where the contractual maturity was due in more than 12 months after the reporting date. The early voluntary repayment of those borrowings after 31 December 2022 represents a non-adjusting subsequent event and hence they should have been presented as non-current liabilities as at 31 December 2022. The correction of this error does not impact the consolidated income statements, statements of comprehensive income, cash flows or of changes in equity.

The impact of the correction of these two reclassification errors in the statement of financial position is as follows:

	2022 $m
	As reported	Adjustment	As adjusted
Intangible assets	21.4	4.0	25.4
Property, plant and equipment	15.8	(4.0)	11.8
Short term borrowings	148.7	(135.8)	12.9
Long-term borrowings	0	135.8	135.8
Total current liabilities	14,309.0	(135.8)	14,173.2
Total non-current liabilities	757.2	135.8	893.0

Restatement of the statements of cash flows

Impact of change of presentation of the income statement and correction of errors in the cash flow statements

Following the changes in the presentation of the income statement, the Group aligned its cash flow statement and corrected some errors in the classification of certain cash flows.

•

Cash flows related to interest received and paid are now presented as part of operating activities within increase / (decrease) in trade and other receivables. Previously, interest received was considered an investing activity and interest paid a financing activity.

•

Increase in fair value of derivative instruments is presented as a reconciling item between profit before tax and net cash flows from operating activities. Previously, they were presented as working capital adjustments within operating activities.

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1    General Information  (continued)

Restatements of previously issued financial statements  (continued)

Restatement of the statements of cash flows  (continued)

•

Increase in debt securities – structured notes, payment of lease liabilities and net repayment of borrowings are now presented as operating activities. Previously they were presented as financing activities.

•

Increase in equity instruments and investment in convertible bond are now presented as operating activities. Previously they were presented as investing activities. Investment in convertible bond is now also presented aggregated within increase in equity instruments.

•

The effect of foreign exchange rates in cash and cash equivalents is now presented separately. Previously, it was presented as part of the reconciling items between profit before tax and net cash flows from operating activities.

•	Proceeds from the issuance of the AT1 capital instrument and its issuance cost are now presented gross. Previously they were presented net.

•	Treasury instruments are now presented aggregated instead of separately to align with the statement of financial position presentation.

The impact of the change in presentation of the income statement and correction of the above errors in the statements of cash flows is as follows:

	2022 $m			2021 $m
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Operating cash flows before changes in working capital	63.2	202.4	265.6	74	231.6	305.6
Cash flow from/(used in) operating activities	554.9	(317.9)	237.0	(255.2)	737.1	481.9
Net cash from/(used in) operating activities	536.9	(317.9)	219.0	(273.5)	737.1	463.6
Net cash used in investing activities	(380.0)	333.7	(46.3)	(14.8)	(5.0)	(19.8)
Net cash from/(used in) financing activities	41.2	(8.1)	33.1	708.8	(728.8)	(20.0)
Effect of foreign exchange rate changes	—	(7.7)	(7.7)	—	(3.3)	(3.3)

2    Adoption of New and Revised Standards

(a) New and amended standards and interpretations

In the current year, the Group has applied a number of amendments to IFRS and a new interpretation issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IFRS 3 Reference to the Conceptual Framework

The Group has adopted the amendments to IFRS 3 Business Combinations for the first time in the current year. The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an acquirer applies IAS 37 to

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2    Adoption of New and Revised Standards  (continued)

(a) New and amended standards and interpretations  (continued)

Amendments to IFRS 3 Reference to the Conceptual Framework  (continued)

determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Amendments to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use

The Group has adopted the amendments to IAS 16 Property, Plant and Equipment for the first time in the current year. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e., proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

Amendments to IAS 37 Onerous Contracts - Cost of Fulfilling a Contract

The Group has adopted the amendments to IAS 37 for the first time in the current year. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Group has adopted the amendments included in the Annual Improvements to IFRS Accounting Standards 2018 - 2020 Cycle for the first time in the current year. The Annual Improvements include amendments to four standards.

IFRS 1 First-time Adoption of International Financial Reporting Standards

The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Accounting Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a).

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2    Adoption of New and Revised Standards  (continued)

(a) New and amended standards and interpretations  (continued)

IFRS 9 Financial Instruments

The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases

The amendment removes the illustration of the reimbursement of leasehold improvements.

IAS 41 Agriculture

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pre-tax or post-tax cash flows and discount rates for the most appropriate fair value measurement.

(b) New and revised IFRSs issued but not yet effective

IFRS 17 Insurance Contracts

IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply. The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects. IFRS 17 is based on a general measurement model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

The adoption of this standard is not expected to have a material impact on the financial statements of the Group in future periods.

Definition of Accounting Estimates—Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are not expected to have any impact on the Group’s consolidated financial statements.

Disclosure of Accounting Policies—Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a

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2    Adoption of New and Revised Standards  (continued)

(b) New and revised IFRSs issued but not yet effective  (continued)

Disclosure of Accounting Policies—Amendments to IAS 1 and IFRS Practice Statement 2  (continued)

requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. These amendments may have an impact on the Group’s consolidated financial statements in future periods.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction— Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments are not expected to have any impact on the Group’s consolidated financial statements.

International Tax Reform—Pillar Two Model Rules—Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the Organisation for Economic Co-operation and Development’s Base erosion and profit shifting Pillar Two rules and include:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

•

Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception—the use of which is required to be disclosed—applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. The Group is expected to meet the criteria to be subject to these rules.

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments may have an impact on the Group’s consolidated financial statements in future periods should such transactions arise.

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2    Adoption of New and Revised Standards  (continued)

(b) New and revised IFRSs issued but not yet effective  (continued)

Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted. The IASB has aligned the effective date with the 2022 amendments to IAS 1. If an entity applies the 2020 amendments for an earlier period, it is also required to apply the 2022 amendments early. These amendments may have an impact on the Group’s consolidated financial statements in future periods.

Amendments to IAS 1 Presentation of Financial Statements—Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date). The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants. The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted. If an entity applies the amendments for an earlier period, it is also required to apply the 2020 amendments early. These amendments may have an impact on the Group’s consolidated financial statements in future periods.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures—Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk. The term ‘supplier finance arrangements’ is not defined. Instead, the amendments describe the characteristics of an arrangement

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2    Adoption of New and Revised Standards  (continued)

(b) New and revised IFRSs issued but not yet effective  (continued)

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures—Supplier Finance Arrangements  (continued)

for which an entity would be required to provide the information. To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of the arrangements

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Liquidity risk information

The amendments, which contain specific transition reliefs for the first annual reporting period in which an entity applies the amendments, are applicable for annual reporting periods beginning on or after 1 January 2024. These amendments may have an impact on the Group’s consolidated financial statements in future periods.

3    Significant Accounting Policies

(a) Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain assets and liabilities that are measured at fair values or fair value less costs of sale at the end of each reporting period, as explained in the accounting policies below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

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3    Significant Accounting Policies  (continued)

(a) Basis of accounting  (continued)

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies adopted are set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Group:

•	has the power over the investee;

•	is exposed, or has rights, to variable return from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses such control. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

(c) Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	expected to be realised or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading; or

•	expected to be realised within 12 months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle;

•	it is held primarily for the purpose of trading;

•

it is due to be settled within 12 months after the reporting period, or the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

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3    Significant Accounting Policies  (continued)

(c) Current versus non-current classification  (continued)

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d) Going concern

The Directors have assessed the going concern assumptions during the preparation of the Group’s consolidated financial statements. The Group believes that no events or conditions, including those related to recent macroeconomic events, give rise to doubt about the ability of the Group to continue operating for a period of at least 12 months from the date of signing the financial statements. This conclusion is drawn based on the knowledge of the Group, the estimated economic outlook and identified risks, which has been modelled to be included within several stress tests. The results of the stress test highlighted that the Group had sufficient liquidity and capital to satisfy its regulatory requirements. The Group has sufficient cash and undrawn balances in its credit facilities. Therefore, it is expected that it will be able to meet contractual and expected maturities and covenants. Consequently, it has been concluded that it is reasonable to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

(e) Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in the income statement as incurred and presented within other expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair values at the acquisition date, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•

liabilities or equity instruments related to shared based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

Goodwill arises on business combinations and represents the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement as a bargain purchase gain.

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3    Significant Accounting Policies  (continued)

(e) Business combinations  (continued)

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value. Subsequent accounting for changes in the fair value of the contingent consideration depends on its classification. Contingent consideration that is classified as equity is not subsequently remeasured and its settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in the income statement.

Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognised in the income statement.

(f) Revenue recognition

The Group’s revenue consists of:

Net commission and fee income

Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when the customers trade exchange traded derivatives, over the counter (OTC) traded derivatives, fixed income securities and equity securities.

The Group is responsible for executing and clearing the customers’ purchases and sales as such it acts as principal and commission income is recognised on a gross basis.

Commissions charged to customers on exchange traded derivatives and over the counter traded derivatives are recognised at a point in time on the trade date when a client order is cleared or executed (i.e. when performance obligation is satisfied). Commissions charged to customers on traded securities are sale-based commissions that are recognised at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value.

Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organisations at which the Group or one of its clearing brokers is a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as the Group maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees incurred are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transactional based, they are recognised at a point in time on the trade date along with the related commission income when the client order is cleared or executed.

In connection with the execution and clearing of trades, the Group is required to pay fees to the executing brokers, exchanges, clearing organisations and banks. These fees are based on transaction volumes and recognised as commission and fee expense on the trade date. The Group also pays commissions to third party introducing brokers (individuals or organisations) that maintain relationships with clients and introduce them to the Group. Introducing brokers accept orders from clients whilst the Group provides the accounts, transaction, margining and reporting services, including money and

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3    Significant Accounting Policies  (continued)

(f) Revenue recognition  (continued)

Net commission and fee income  (continued)

securities from clients. Introducing brokers commissions are determined monthly and presented in commissions and fee expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to client’s accounts. No other costs, related to the generation of commission income, are included within commission and fee expense.

Net trading income

Net trading income includes realised and unrealised gains and losses derived from market making activities in OTC derivatives, exchange traded derivatives, equities, fixed income and foreign exchange. Net trading income also includes gains and losses generated from transactions in over-the-counter derivatives, equities, fixed income and foreign exchange executed with clients and other counterparties. The Group enters into these transactions on its own account.

In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognised immediately in the income statement in net trading income only when:

•	the fair value determined using valuation models, is based only on observable inputs

•	the fair value determined using valuation models, is based on both observable and unobservable inputs but the impact of the unobservable inputs in the fair value is insignificant.

In all other cases, the financial instrument is initially recognised at the transaction price and the recognition of day 1 profit or loss is deferred and amortised through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.

Net interest income

Interest income includes mainly the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances, and interest earned in secured financing transactions. Interest income is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability.

Interest expense includes interest paid to our clients on their balances and paid to our counterparties in secured financing transactions, debt securities issued and borrowings. The interest expense component of the Group’s structured notes which are financial liabilities designated at fair value through profit and loss are also presented in gross interest expense recognised on a market interest rate basis. Interest expense is calculated using the effective interest rate method.

Net physical commodities income

The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognised and measured at fair value, with the resulting fair value gains and losses being included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced payables and receivables are measured at their fair value through the income statement.

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3    Significant Accounting Policies  (continued)

(g) Foreign currency translation

For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using that functional currency.

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the exchange rates prevailing when the transactions occur. Foreign currency monetary assets and liabilities are translated into the functional currency at the rates prevailing at the reporting date. Exchange differences arising on the retranslation of monetary assets and liabilities are recognised immediately in the income statement, with the exception of exchange differences related to assets and liabilities designated in cash flow hedges and net investment hedges, which are recognised in other comprehensive income and deferred in equity to the extent the hedges are effective. Foreign exchange differences related to equity investments measured at fair value through other comprehensive income are included in the revaluation reserve in equity.

On consolidation, the results of each Group entity, that do not have USD as its functional currency, are translated into USD at average rates approximating to those prevailing when the transactions took place. All assets and liabilities of each Group entity that do not have USD as its functional currency, including goodwill arising on the acquisition of those operations, are translated at the rates at the reporting date. Exchange differences arising in the translation of foreign operations are in other comprehensive income and included in the Group’s translation reserve within other reserve.

(h) Employee benefits

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Retirement benefits: defined contribution schemes

The Group operates defined contribution schemes. Payments to defined contribution retirement benefit schemes are recognised as an expense when employees have rendered services entitling them to contributions.

(i) Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. In June 2022, the Company issued an AT1 instrument. Under IAS12 whilst the coupon on the AT1 is taken to equity, the related tax relief is recognised in profit and loss which generates a tax reconciling item as detailed in note 10.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are

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3    Significant Accounting Policies  (continued)

(i) Taxation  (continued)

Current tax  (continued)

measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realise the asset and settle the liability simultaneously.

Current tax and deferred tax for the year

Current and deferred tax are recognised in the income statement, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively, with the exception of the coupon on AT1 instruments in respect of which the coupon is

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3    Significant Accounting Policies  (continued)

(i) Taxation  (continued)

Current tax and deferred tax for the year  (continued)

charged to equity but the related tax relief is taken to the income statement tax expense. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

In determining whether uncertain tax positions exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group measures tax uncertainties using its best estimate of likely outcomes. This estimate relies on estimates and assumptions and may involve judgments about future events. Corporate activity as well as day to day operations may give rise to tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all taxation liabilities that are probable to arise from such activities. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cashflows, financial condition and results of operations. Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(j) Property, plant and equipment

Property, plant and equipment includes leasehold improvements, information technology hardware, and communication and other similar equipment. Property, plant and equipment is measured at cost less accumulated depreciation and accumulated impairment losses and is reviewed at each reporting date for indication of impairment.

Depreciation of property, plant and equipment begins when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life. The estimated useful economic lives of the Group’s property, plant and equipment are:

Leasehold improvements	over the remaining length of the lease or
5 years straight-line, where appropriate

Computer equipment and other hardware	2 to 5 years straight-line

Furniture, fixtures and fittings	2 to 5 years straight-line

Useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or scrappage of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

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3    Significant Accounting Policies  (continued)

(k) Intangible assets

Customer relationships and brands

Customer relationships relate to the stable and established customer base which provides a recurring stream of income. Brands relate to the name under which business activity is conducted. Both customer relationships and brands are measured initially at purchase cost and amortised on a straight-line basis over their estimated useful lives of 10 years and 20 years respectively. At each reporting date the Group reviews the carrying amounts to determine whether there is any indication that those assets have suffered an impairment loss.

Software

Software relates to both hosted and internally developed software solutions, both of which have a finite useful economic life of between two and five years and is amortised in the income statement on a straight-line basis over the period the Group expects to benefit from using the software.

The intangible asset relating to this software is derecognised on disposal, or when no future economic benefits are expected from use. Gains or losses arising from the derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in the income statement when the asset is derecognised.

(l) Impairment of non-financial assets

Impairment tests on goodwill and intangible assets with indefinite useful lives (trademarks) are undertaken annually and whenever there is an indicator of impairment. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The impairment test is carried out on the asset’s cash generating unit (i.e. the smallest group of assets in which the asset belongs for which there are separately identifiable cash flows). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation can be identified.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Where the carrying value of an asset exceeds its recoverable amount, an impairment loss is recognised separately in the income statement.

An impairment loss in respect of goodwill is not reversed. For non-financial assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control

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3    Significant Accounting Policies  (continued)

(m) Investment in associates  (continued)

or joint control over those policies. The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its associate is accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. The income statement reflects the Group’s share of the results of operations of the associate. The aggregate of the Group’s share of profit or loss of an associate is recorded separately as a line item in the income statement. The financial statements of the associate are prepared for the same reporting period as the Group and, where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

(n) Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit and loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognised immediately in profit and loss.

Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the timeframe established by regulation or convention in the marketplace.

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Financial assets that meet both of the following conditions and have not been designated as at fair value through profit and loss (‘FVTPL’) are measured at amortised cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet both of the following conditions and have not been designated as at FVTPL are measured at fair value through other comprehensive income (‘FVTOCI’):

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial assets  (continued)

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets.

The Group may make the following irrevocable election and/or designation at initial recognition of a financial asset:

•	the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and

•	the Group may irrevocably designate a debt investment that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

The following accounting policies apply to the subsequent measurement of financial assets.

Amortised cost and effective interest rate method

The effective interest rate (‘EIR’) method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial instruments other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit adjusted effective interest rate is calculating by discounting the estimated future cash flows including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest income is recognised using the EIR method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial instruments other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the EIR rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired interest income is recognised by applying the EIR to the amortised cost of the financial asset.

Investments in debt instruments classified as amortised cost

Debt instruments classified as amortised cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired. The Group’s financial assets held at amortised cost include US Treasury Notes (classified as treasury instruments on the statement of financial position) and trade receivables.

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial assets  (continued)

Investments in equity designated as at FVTOCI

On initial recognition, the Group made an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies.

A financial asset is held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has evidence of a recent actual pattern of short-term profit taking; or

•	it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs and presented as investments in the statement of financial position. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the revaluation reserve. The cumulative gain or loss will not be reclassified to profit and loss on disposal of the equity investments; instead it will be transferred to retained earnings. The Group has designated all investments in equity instruments that are not held for trading as at FVTOCI on initial application of IFRS 9.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically:

•

investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition; and

•	debt instruments that do not meet the amortised cost criteria or the FVTOCI criteria are classified as at FVTPL.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (‘ECL’) on investments in debt instruments that are measured at amortised cost or at FVTOCI. No impairment loss is recognised for investments in equity instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognises lifetime ECL for trade receivables. ECL are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and forward-looking expectation.

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial assets  (continued)

Impairment of financial assets  (continued)

financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Significant increases in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; and

•	significant deterioration in external market indicators of credit risk for a particular financial instrument.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk, based on all of the following: (1) the financial instrument has a low risk of default in accordance with either internal or external credit ratings; (2) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term; and (3) adverse changes in economic and business conditions in the long term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that each criterion is capable of identifying a significant increase in credit risk before the amount becomes past due.

Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables and other assets that meet either of the following criteria are generally not recoverable:

•	when there is a breach of financial covenants by the counterparty; or

•

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group) or partially.

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial assets  (continued)

Definition of default  (continued)

The Group has rebutted the 90-day presumption within IFRS 9 where a default shall be presumed to have occurred if a financial asset is more than 90 days past due. It is the Group’s accounting policy that when a financial asset is more than 180 days past due, the number of days past due is sufficient evidence of a significant deterioration in the credit quality of the client in most circumstances. At this point, the Group performs a qualitative review of the financial assets on a client-by-client basis to determine whether the Group has reasonable and supportable information to demonstrate whether a default event has occurred.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as default or past due event;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectation of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit and loss.

Measurement and recognition of expected credit losses

At the reporting date, an allowance is required for the 12-month (Stage 1) ECL. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit impaired (Stage 3), an allowance (or provision) should be recognised for the lifetime ECL.

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date, less any collateral held.

For financial assets, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial assets  (continued)

Measurement and recognition of expected credit losses  (continued)

Where lifetime ECL is measured on a collective basis to cater for cases where evidence of significant increases in credit risk at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

•	nature of financial instruments; and

•	external credit ratings where available.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Group recognises an impairment gain or loss in profit and loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

Presentation of impairment

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Impairment for credit losses related to trade and other receivables, including settlement balances and deposits paid for securities borrowed are presented on the face of the income statement.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial assets and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in the income statement. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is reclassified to the income statement. In contrast, on derecognition of an investment in an equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is not reclassified to the income statement but is transferred to retained earnings.

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest rate method or at FVTPL.

Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been acquired principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contact to be designated at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognised in the income statement to the extent that they are not part of a designated hedging relationship. The interest expense on structured notes designated at FVTPL is recognised in interest expense based on the implied variable market interest rate.

In respect of financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the income statement. The remaining amount of change in the fair value of the liability is recognised in the income statement. Changes in the fair value attributable to a financial liability’s credit risk that are recognised in other comprehensive income are not subsequently reclassified to the income statement. Instead, they are transferred to retained earnings upon derecognition of the financial liability.

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Financial liabilities measured at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, are measured subsequently at amortised cost using the effective interest rate method.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit and loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognised in the income statement as the modification gain or loss.

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention and ability to settle on a net basis, or to realise the assets and liabilities simultaneously.

Derivative instruments

The Group uses derivative financial instruments, such as forward currency contracts, OTC precious and base metal contracts, agriculture contracts, energy contracts and equities. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The Group utilises the services of a Prime Broker to enter into derivative contracts that are used to hedge its structured notes issuance business. The agreement provides for net settlement of daily margin calls and in addition, should there be a default event, this would also be settled on a net basis. On this basis the Group has determined that the balance representing cash held at the Prime Broker and various derivative instruments should be shown as a single balance within ‘Amounts due from exchanges, clearing houses and other counterparties’ under trade and other receivables in the statement of financial position.

Issued debt and equity instruments

The Group applies IAS 32 Financial Instruments: Presentation to determine whether an instrument is either a financial liability (debt) or equity. Issued financial instruments or their components

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3    Significant Accounting Policies  (continued)

(n) Financial instruments  (continued)

Issued debt and equity instruments  (continued)

are classified as liabilities if the contractual arrangement results in the Group having an unconditional obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised (other than for AT1 securities) when approved for payment by the Board of Directors and treated as a deduction from equity. Distributions paid to holders of AT1 securities are shown as dividends and are treated as a deduction from equity.

Debt securities are the Group’s issued debt instruments which are hybrid financial instruments. Hybrid financial instruments are composed of debt components and embedded derivatives. Issued debt securities are designated at FVTPL. Changes in fair value are recognised within net trading income except for changes related to the Group’s own credit risk which are recognised in other comprehensive income. Interests related to the debt securities is presented within interest expense.

(o) Inventories

The Group applies the broker-dealer exemption to its inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division.

The Group holds cryptocurrencies, both for its own account in order to generate a return, and to complement its client structured note business, where the Group issues certificates linked to the performance of cryptocurrencies, such as Bitcoin and Ethereum. The Group does not act as a custodian for crypto and nor does it allow clients to provide crypto as security for client activity. The Group holds these cryptocurrencies in a hot wallet at a crypto exchange. The Group classifies cryptocurrency holdings as inventories on the statement of financial position measured at fair value less costs to sell.

The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell.

The cost of inventories including the changes in their fair value is recognised in the income statement within the line Net trading income.

(p) Physical commodity contracts

The Group trades in physical commodity contracts for the purposes of trading. As such, these contracts meet the definition of a derivative financial instrument and therefore are recorded at fair value on the statement of financial position with changes in fair value reflected within net physical commodities income.

(q) Hedge accounting

The Group designates certain foreign currency forward contract derivatives as hedging instruments in respect of foreign currency risk on firm commitments. Hedges of foreign currency risk on firm commitments are accounted for as cash flow hedges attributable to the hedged risk.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for

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3    Significant Accounting Policies  (continued)

(q) Hedge accounting  (continued)

undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

•	there is an economic relationship between the hedged item and the hedging instrument;

•	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

•

the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the group actually hedges and the quantity of the hedging instrument that the group actually uses to hedge that quantity of hedged item.

The effective portion of changes in the fair value of foreign currency forward contracts that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts previously recognised in other comprehensive income and accumulated in equity as cash flow hedge reserve, are reclassified to profit and loss in the periods when the hedged item is recognised in the income statement, in the same line of the income statement as the recognised hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognised in other comprehensive income at that time is accumulated in equity and is recognised when the forecast transaction is ultimately recognised in profit and loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

(r) Reverse repurchase Agreements, repurchase Agreements, stock Borrowing and stock lending (securities financing transactions)

The Group enters into debt securities purchased under agreements to resell, debt securities sold under agreements to repurchase, stock (equities) borrowed transactions, and stock (equities) loaned transactions primarily to meet counterparty needs under match booked principal strategies.

These transactions are accounted for as collateralised financing transactions and are recorded at their amortised cost. In connection with these agreements and transactions, it is the Group’s policy to receive or pledge cash or securities to collateralise such agreements and transactions in accordance with contractual arrangements. The Group monitors the fair value of its collateral on a daily basis, and the Group may require counterparties, or may be required by counterparties, to deposit additional collateral or return collateral pledged. Interest income and interest expense is recognised over the life of the arrangements and is recorded in the income statement as applicable. The carrying amounts of these transactions approximate fair value due to their short-term nature and the level of collateralisation.

The securities are included on the statement of financial position as the Group retains substantially all of the risks and rewards of ownership. Consideration received is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss. The difference between the consideration received and the fixed price in the future is treated as interest and recognised over the life of the agreements using the effective interest rate method.

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3    Significant Accounting Policies  (continued)

(s) Cash and cash equivalents

The Group considers cash held at banks and all highly liquid investments not held for trading purposes, with original or acquired maturities of 90 days or less, including certificates of deposit, to be cash and cash equivalents. Cash and cash equivalents not deposited with or pledged to broker-dealers, clearing organisations or counterparties or segregated under federal or other regulations is recognised on the statement of financial position.

(t) Cash, Securities and Other Assets Segregated for Regulatory Purposes

Pursuant to the requirements of the Commodity Exchange Act and Commission Regulation 30.7 of the U.S. Commodity Futures Trading Commission (‘CFTC’) in the U.S. the Markets in Financial Instruments Implementing Directive 2006/73/EC underpinning the Client Asset (‘CASS’) rules in the Financial Conduct Authority (‘FCA’) handbook in the U.K. and the Securities & Futures Act in Singapore, funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated or secured client accounts. Additionally, in accordance with rule 15c3-3 of the Securities Exchange Act of 1934, the Group maintains separate accounts for the exclusive benefit of securities clients and proprietary accounts of broker dealer. Rule 15c3-3 requires the Group to maintain special reserve bank accounts for the exclusive benefit of securities clients and the proprietary accounts of broker dealers. The deposits in segregated client accounts and the special reserve bank accounts are not commingled with Group funds. Under the FCA’s rules certain categories of clients may choose to opt-out of segregation. As at 31 December 2022, cash, and securities under federal and other regulations consists of restricted cash held at banks of approximately $165.3m.

(u) Leases

The Group as lessee

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low-value assets (assets including, but not limited to, tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using its incremental borrowing rate. The incremental borrowing rate is based on the relevant risk-free rate and the Group’s average borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

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3    Significant Accounting Policies  (continued)

(u) Leases  (continued)

The Group as lessee  (continued)

•

the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); and

•

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The right-of-use assets are presented as a separate line in the statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘impairment of non-financial assets’ accounting policy above.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line ‘Other expenses’’ in the income statement (see note 31).

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The Group as lessor

Leases for which the Group is a lessor are classified as operating leases. When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as an operating lease by reference to the right-of-use asset arising from the head lease. Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

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3    Significant Accounting Policies  (continued)

(v) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the time value of money is material).

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable cost of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(w) Own shares

Own shares represent the shares of the Company that are held in treasury or by the Employee Benefit Trust. Own shares are recorded at cost and deducted from equity. Own shares issued to beneficiaries under share award plans are recorded as a transfer to retained earnings.

(x) Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 36.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit and loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

(y) Broker contract payments

Payments made to brokers under employment contracts which are in advance of the expected economic benefit due to the Group are accounted for as prepayments and included within Trade and Other Receivables. Payments made in advance are subject to repayment conditions during the contract period and the prepayment is amortised over the shorter of the contract term and the period the payment remains recoverable. Amounts that are irrecoverable, or become irrecoverable are considered for write-off. Payments made in arrears are accrued and are included within Trade and Other Payables.

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4    Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, the Directors are required to make judgements, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances.

Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognised in the period an estimate is revised. The following are the critical judgements and estimates that the Directors have made in the process of preparing these financial statements.

No critical accounting judgements are applied in preparation of these financial statements. Key sources of estimation uncertainty are as follows.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future revenue from the cash-generating unit and a suitable discount rate in order to calculate the present value.

A number of factors, many of which the Group has no ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include:

•	a prolonged global or regional economic downturn;

•	a significant decrease in the demand for the Group’s services;

•	a significant adverse change in legal factors or in the business climate;

•	an adverse action or assessment by a regulator; and

•	successful efforts by our competitors to gain market share in our markets.

Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue growth rates and terminal growth rates. Should the actual performance decline from the assumptions made relating to the discount rates, revenue growth rates and terminal growth rates, or if future outlook changes over time, there is a risk of a material adjustment to goodwill within the next 12 months in the Energy CGU, on which the Group already recognised during the year ended December 31, 2022 a goodwill impairment charge of $53.9m. See note 12 for further details and sensitivity analysis.

5    Revenue

Revenues within the scope of IFRS 15 are presented as commission and fee income in the income statement.

Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.

The below disaggregation shows the revenue by each of the four operating segments. The substantial majority of the Group’s performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognised over time is not material.

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5    Revenue  (continued)

2022	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments Solutions $m	Total $m
Commission and fee income	427.1	218.7	5.2	—	651.0
Commission and fee expense	(280.2)	(13.8)	(5.2)	—	(299.2)

Net commission income	146.9	204.9	—	—	351.8
Net trading income	5.7	15.2	176.2	128.2	325.3
Net interest income	29.4	—	—	—	29.4
Net physical commodities income	—	—	4.6	—	4.6
Intersegmental funding allocation	42.0	5.9	(19.5)	(28.4)	—

Revenue	224.0	226.0	161.3	99.8	711.1

2021	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments Solutions $m	Total $m
Commission and fee income	377.6	191.2	4.9	—	573.7
Commission and fee expense	(267.1)	(10.9)	(5.8)	—	(283.8)

Net commission income	110.5	180.3	(0.9)	—	289.9
Net trading income	7.4	5.0	132.8	94.7	239.9
Net interest expense	(3.3)	—	—	—	(3.3)
Net physical commodities income	—	—	15.0	—	15.0
Intersegmental funding allocation	20.4	2.0	(15.6)	(6.8)	—

Revenue	135.0	187.3	131.3	87.9	541.5

Agency and Execution provides services across two core markets; energy and securities. Revenues for 2022 can be split as follows: energy $136.1m (2021: $134.8m) and financial securities $84.0m (2021: $46.6m) with a further $5.9m (2021: $5.9m) owing to subscription revenues from the Neon client portal.

Market Making operates within four core markets; metals, agriculture, energy and securities. Revenues for 2022 can be split as follows: metals $78.9m (2021: $58.2m), agriculture $21.3m ($36.4m), energy $51.7m (2021: $25.6m) and financial securities $9.4m (2021: $11.1m).

Hedging and Investment Solutions provides high quality bespoke hedging and investment solutions across two core markets; hedging solutions and financial products. Revenues for 2022 can be split as follows: hedging solutions $52.2m (2021: $30.0m) and financial products $47.6m (2021: $57.9m).

Contract assets

There were no assets that meet the definition of a contract asset as at 31 December 2022 (2021: $nil).

6    Segmental Analysis

For management purposes, the Group is organised into the following operating segments, based on the services provided, as follows:

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6    Segmental Analysis  (continued)

•

Clearing is the interface between exchanges and clients. The Group provides the connectivity that allows its clients access to exchanges and central clearing houses. As clearing members, the Group acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Group provides clearing services across energy, commodities and financial securities markets across different geographies.

•

Agency and Execution — The Group matches buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. The Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of the Group’s markets are traded on an OTC basis.

•

Market Making — The Group acts as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes.

•

Hedging and Investment Solutions — The Group offers bespoke hedging and investment solutions for its clients and generates revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

Operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies. Adjusted operating profit is the segments performance measure and excludes (a) expenses related to control and support functions not allocated to our segments and (b) income and expenses that are not considered directly related to the performance of our segments as detailed in the reconciliation below.

Segment information for the year ended 31 December 2022:

	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments solutions $m	Total $m
Net commission income	146.9	204.9	—	—	351.8
Net trading income	5.7	15.2	176.2	128.2	325.3
Net interest income	29.4	—	—	—	29.4
Net physical commodities income	—	—	4.6	—	4.6
Intersegmental funding allocation	42.0	5.9	(19.5)	(28.4)	—

Revenue	224.0	226.0	161.3	99.8	711.1

Adjusted operating profit	93.8	19.2	59.2	27.8	200.0

Other segment information
Depreciation and amortisation	0.3	0.2	0.2	0.1	0.8

Compensation and benefits	56.2	160.4	79.2	40.9	336.7

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6    Segmental Analysis  (continued)

The goodwill impairment of $53.9m during 2022 was incurred in the Energy business within the Agency and Execution segment.

Segment information for the year ended 31 December 2021:

	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments solutions $m	Total $m
Net commission income	110.5	180.3	(0.9)	—	289.9
Net trading income	7.4	5.0	132.8	94.7	239.9
Net interest expense	(3.3)	—	—	—	(3.3)
Net physical commodities income	—	—	15.0	—	15.0
Intersegmental funding allocation	20.4	2.0	(15.6)	(6.8)	—

Revenue	135.0	187.3	131.3	87.9	541.5

Adjusted operating profit	36.8	21.1	45.1	31.8	134.8

Other segment information
Depreciation and amortisation	1.9	—	0.2	—	2.1

Compensation and benefits	50.3	131.9	59.7	38.0	279.9

Reconciliation of total segments’ adjusted operating profit to the Group’s profit before tax per the income statement:

	2022 $m	2021 $m
Total segments adjusted operating profit	200.0	134.8
Expenses related to support and control functions:
Compensation and benefits	(102.2)	(81.6)
Non-trading technology and support	(20.5)	(11.9)
Trading systems and market data	(9.3)	(4.7)
Professional fees	(20.6)	(14.4)
Other operating costs	(12.0)	(10.0)
Depreciation and amortisation	(11.2)	(7.2)
Intersegmental expenses allocations(a)	97.5	74.6

	121.7	79.6
Goodwill impairment charges(b)	(53.9)	—
Acquisition costs(c)	(11.5)	—
ED&F Capital Markets Division - bargain purchase gains(d)	71.6	—
Owner fees(e)	(3.4)	(2.1)
Amortisation of acquired brands and customer lists(f)	(2.2)	(1.0)
IPO preparation costs(g)	(0.7)	(6.6)

Profit before tax	121.6	69.9

(a)

Intersegmental expenses allocations relates to the reallocation of control and support costs to the operating segments. These control and support costs relate to compensation and benefits and other expenses.

(b)	Relates to the impairment charge recognised for the OTC Energy CGU largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.

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6    Segmental Analysis  (continued)

(c)	Costs such as legal fees, incurred in relation to the business acquisitions of ED&F Man Capital Markets division, Arfinco SA and OTCex Group (completed 2023).

(d)	A bargain purchase gain of $71.6m was recognised as a result of the ED&F Man Capital Markets division acquisition. See note 17.

(e)

Owner fees relate to management services to parties associated with the ultimate controlling party based on a percentage of the Group’s profitability. These fees will no longer apply once the Group is listed.

(f)	This represents the amortisation charge for the year of acquired brands and customers lists.

(g)	This represents IPO related costs, which include consulting, legal and audit fees.

The Group’s revenue and non-current assets by Company’s country of domicile and other countries is as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue		Non-current assets
	2022 $m	2021 $m	2022 $m
United Kingdom	414.4	361.5	194.5
United States	238.1	120.2	47.1
Rest of the world	58.6	59.8	7.0

Total	711.1	541.5	248.6

The balances in Rest of the world mainly consist of those from countries in Europe and the Asia-Pacific region.

Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets, investments, and investment in associate.

7    Interest income and expense

	2022 $m	2021 $m

Interest income
Interest income from banks and other financial institutions	106.1	13.1
Interest income from clients	10.1	10.0
Interest income from trading	78.2	—

	194.4	23.1

Interest expense
Interest paid to clients	(19.9)	(0.5)
Interest expense related to borrowings	(59.7)	(18.6)
Interest expense from trading	(84.4)	(6.4)
Lease interest expense	(1.0)	(0.9)

	(165.0)	(26.4)

Net interest income/(expense)	29.4	(3.3)

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7    Interest income and expense  (continued)

Interest income represents interest income from banks and other financial institutions where cash is held such as exchanges, clearing houses, and brokers, as well as interest income from overdrawn client balances and credit lines. Included within interest income from trading activities is interest income from reverse repurchase agreements and stock lending activities.

Interest expense includes interest paid to clients on certain cash balances. The interest expense from borrowings includes the interest expense component relating to the structured notes. Interest expense from trading includes the interest expense related to repurchase agreements and stock borrowing activities.

8    Compensation and benefits

	2022 $m	2021 $m
Wages and salaries	382.5	325.7
Share-based compensation expense	16.7	1.2
Employer’s national insurance contributions and similar taxes	26.7	21.4
Short-term monetary benefits	7.3	7.1
Defined contribution pension cost	3.8	2.6
Apprenticeship levy	0.4	0.3
Redundancy payments	1.2	0.9

Total compensation and benefits	438.6	359.2

As at 31 December 2022, there were contributions totalling $1.2m (2021: $0.5m) payable to the defined contribution pension scheme by the Group.

9    Other expenses

	2022 $m	2021 $m
Professional fees	44.1	29.9
Non-trading technology and support	36.7	24.4
Trading systems and market data	25.2	16.9
Other	41.8	32.3

Total other expenses	147.8	103.5

Other includes mainly expenses related to occupancy and equipment rental, travel and business development and communications.

10    Tax

(a) Tax expense

	2022 $m	2021 $m
Current tax
UK corporation tax on profit for the year	19.0	14.7
Foreign corporation tax on profit for the year	4.8	1.4

Total UK and Foreign corporation tax	23.8	16.1

Adjustment in respect of prior years:
UK corporation tax	0.8	0.2
Foreign corporation tax	(0.1)	—

Total adjustments in respect of prior years	0.7	0.2

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10    Tax  (continued)

(a) Tax expense  (continued)

	2022 $m	2021 $m
	24.5	16.3

Deferred tax
Origination and reversal of temporary differences	(1.0)	(1.7)
Adjustment in respect of prior years—other	(0.1)	(1.2)

	(1.1)	(2.9)

Tax expense for the year	23.4	13.4

Deferred tax charge relating to items recognised in OCI
Items that may be reclassified subsequently to profit and loss	0.5	—
Items that will not be recycled to profit and loss	(1.5)	0.3

	(1.0)	0.3

(b) Reconciliation between tax expense and profit before tax

The Group’s reconciliation between tax expense and profit before tax is based on its domestic UK tax rate. The tax assessed for the year is higher (2021: higher) than the standard rate of corporation tax in the UK of 19.0% (2021: 19.0%). This is driven by material non-deductible acquisition expenses incurred during the year and the effect of overseas tax rates, particularly in respect of the Group’s activities in the United States. This is offset by the adjustments for non-taxable profit and loss movements in respect of goodwill and tax deductions taken in respect of the Group’s Additional Tier 1 notes issuance in 2022. The UK corporation taxation increased from 19% to 25% on 1 April 2023. This will impact the current tax expense for 2023 and future periods.

Taxation for non-UK jurisdictions is calculated at the prevailing rate. The only country which has implemented corporate tax rate changes that have impacted the non-UK tax expense reported in 2022 is France where the rate decreased from 26.5% to 25% in 2022. The Group’s operations in France in 2022 made up a small proportion of the overall Group therefore this change did not have a material impact on the Group’s effective tax rate.

The Group’s future tax expense will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions in which the Group operates. In particular, the Group is closely monitoring developments in relation to Pillar 2 of the OECD Base Erosion and profit shifting project around a global minimum tax rate of 15%. In December 2021, the OECD released the Pillar 2 model rules, also referred to as the ‘Global Anti-Base Erosion’ or ‘GLOBE’ rules. The UK is expected to implement these model rules for accounting periods beginning on or after 31 December 2023 and has released draft legislation and commentary. The Group is expected to meet the criteria to be subject to these rules.

The Group currently has trading operations in Ireland and UAE, which are jurisdictions with an effective tax rate below 15%. In 2022 these operations did not form a material part of the overall Group revenue and both countries are expected to introduce domestic legislation to increase the applicable corporate tax rate to 15%.

As such, at this time and as currently drafted, it is not expected that the rules will have a material impact on the Group, although there will be an additional compliance burden at Group level as a result of their introduction.

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10    Tax  (continued)

(b) Reconciliation between tax expense and profit before tax  (continued)

	2022 $m	2021 $m

Profit before tax	121.6	69.9

Expected tax expense based on the standard rate of corporation tax in the UK of 19.0% (2021: 19.0%)	23.1	13.3
Explained by:
Effect of overseas tax rates	1.0	(0.5)
Income not subject to tax	(0.2)	—
Expenses not deductible for tax purposes	4.2	1.6
Non-taxable goodwill adjustments	(2.3)	—
Movements in deferred tax not recognised	(1.0)	0.1
Deductible payments on AT1 securities	(1.3)	—
Tax rate change	(0.8)	—
Prior year adjustments	0.7	(1.1)

Tax expense for the year	23.4	13.4

11    Dividends paid and proposed

No dividends were paid to ordinary shareholders during the year ended 31 December 2022 (2021: $20.0m). Dividends per weighted number of shares amount to $nil (2021: $0.15). No dividend has been proposed at the year end (2021: $nil).

Refer to note 29 for dividends paid to holders of Additional Tier 1 securities.

12    Goodwill

2022 $m

Cost
At 1 January	219.9
Additions during the year	0.5

Cost at 31 December	220.4
Impairment losses at 1 January	(11.0)
Impairment of Energy CGU during the year	(53.9)

Net book value at 31 December	155.5

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12    Goodwill  (continued)

(a) Goodwill impairment testing

For the purpose of impairment testing, goodwill has been allocated to the CGUs which represent the level at which goodwill is monitored and managed:

2022 $m

Group goodwill by CGU:
Energy	78.4
Agriculture	11.4
Rosenthal Collins Group (‘RCG’)	10.5
ProTrader	3.3
CSC Commodities UK Limited	20.6
Marex Spectron Europe Limited	2.0
Tangent Trading Holdings Limited	4.2
Volatility Performance Fund S.A.	10.7
X-Change Financial Access LLC	6.1
Volcap Trading Partners Limited	7.8
Arfinco S.A.	0.5

As at 31 December	155.5

The Group performs its annual impairment test as at 30 September. In assessing whether impairment is required, the carrying value of the CGU is compared with the recoverable amount, which is determined by calculating both fair value less cost of disposal (‘FVLCD’) and the value in use (‘VIU’). The higher of these two amounts is compared with the carrying value of the CGU. If either the VIU or the FVLCD is higher than the carrying value, no impairment is necessary.

For 30 September 2022 annual impairment testing, the recoverable amount of the Energy CGU of $131.7m based on its VIU was determined to be lower than its carrying value of $185.6m and an impairment charge of $53.9m was recognised due to the combination of current market conditions and increased discount rates. The growth rate on the revenues for the CGU was 0.8% (2021: 3.0%) over the five-year projected period with a post-tax discount rate of 11.3% (2021: 8.9%). The pre-tax discount rate applicable was 14.6% (2021: 10.6%). No further impairments were identified as a result of the annual testing.

The Energy CGU provides essential liquidity to clients by connecting buyers and sellers in the opaque OTC energy markets to facilitate price discovery.

(b) Key assumptions

•

The fair value less cost of disposal is determined by applying a price earnings multiple to the post-tax earnings of each CGU arising in the period and for the effect of any organisational changes to the CGU. The price earnings multiples applied are derived from comparable peer companies.

•

Comparable peers are those against whom our stakeholders evaluate our performance, whilst the price earnings multiples are obtained from third party market data providers. The provision of data from third party data sources, such as Bloomberg, would suggest that this data and therefore any valuation conducted using this data would contain only observable market data. However, management applies a level of judgement in the application of this data and in determining the price earnings multiple.

•	In assessing the VIU, a discounted cash flow model is used covering a five-year projected period, which drives the valuation of the CGUs. VIU was calculated using post-tax discount

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12    Goodwill  (continued)

(b) Key assumptions  (continued)

rates, using post-tax cash flows and an equivalent pre-tax discount rate was determined. Future projections are based on the most recent financial projections considered by the Board as at the valuation date which are used to project pre-tax cash flows, after this period a steady state cash flow is used to derive a terminal value for the CGU.

•	The stable terminal growth rate for all CGUs was expected to be 2% and has been used to approximate an inflationary increase.

•

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date.

The following represents the key assumptions for each CGU:

CGU	Valuation discount rate	Breakeven discount rate	Valuation revenue growth rates	Breakeven revenue growth rates	Breakeven terminal value growth rate
Agriculture	14.5%	49.3%	2.4%	(14.3%)	(1115.5%)
Rosenthal Collins Group (‘RCG’)	11.1%	15.3%	4.0%	1.8%	(2.6%)
ProTrader	14.3%	27.1%	7.9%	3.8%	(18.4%)
CSC Commodities UK Limited	14.5%	24.6%	4.7%	(1.5%)	(12.0%)
Marex Spectron Europe Limited	11.6%	13.4%	6.0%	5.0%	(0.2%)
Tangent Trading Holdings Limited	14.5%	35.7%	2.7%	(7.0%)	(49.4%)
Volatility Performance Fund S.A.	9.9%	13.4%	5.0%	2.9%	(3.3%)
X-Change Financial Access LLC	11.6%	34.5%	2.0%	(2.7%)	(34.0%)
Volcap Trading Partners Limited	14.5%	31.6%	3.2%	(6.3%)	(30.5%)
Arfinco S.A.	13.9%	26.7%	3.2%	(9.4%)	(14.1%)

The other assumption for the VIU calculation is that total direct costs are expected to grow by 3.2% over the five-year projected period for all CGUs; driven by inflation in the near term.

The Energy CGU’s VIU would have been impacted by the following changes in the key assumptions used in the valuation. A one percent increase in the discount rate applied would lead to an additional $9.1m impairment, a 1% decrease in the revenue growth rate applied would lead to an additional $10.4m impairment and a decrease in the terminal growth rate of 1% would lead to an additional $8.9m impairment.

The impact on future cash flows resulting from falling growth rates does not reflect any management actions that would be taken.

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13    Intangible assets

	Customer Relationships $m	Brands $m	Software $m	Total $m
Cost
At 1 January 2022	14.3	0.9	19.4	34.6
Additions on acquisitions	3.2	0.1	1.1	4.4
Additions	—	—	5.8	5.8
Disposals	—	(0.7)	—	(0.7)

At 31 December 2022	17.5	0.3	26.3	44.1

Impairment losses and amortisation
At 1 January 2022	1.7	0.1	11.3	13.1
Amortisation charge	1.6	0.1	3.8	5.5
Disposals	—	(0.1)	—	(0.1)

At 31 December 2022	3.3	0.1	15.1	18.5

Net book value

At 31 December 2022	14.2	0.2	11.2	25.6

Customer relationships, with a net book value of $14.2m, mainly relate to the acquisitions of RCG $2.4m, Volcap $4.8m and XFA $4.0m. The remaining amortisation periods are 5.25 years for RCG, 7.75 years for Volcap and 7 years for XFA.

14    Property, plant and equipment

	Leasehold improvements $m	Computer equipment and other hardware $m	Furniture, fixtures and fittings $m	Total $m
Cost
At 1 January 2022	7.5	22.3	4.6	34.4
Additions on acquisitions	5.3	0.6	1.2	7.1
Additions	1.1	2.2	0.3	3.6

At 31 December 2022	13.9	25.1	6.1	45.1

Depreciation
At 1 January 2022	6.3	20.2	4.0	30.5
Charge for the year	0.5	2.1	0.2	2.8

At 31 December 2022	6.8	22.3	4.2	33.3

Net book value

At 31 December 2022	7.1	2.8	1.9	11.8

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15    Investments

2022 $m
Cost
At 1 January	8.9
Additions	8.1
Revaluation	(0.6)

At 31 December	16.4

Listed investments	10.5
Unlisted investments	5.9

At 31 December	16.4

Investments comprise shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity within the revaluation reserve. The fair value for these investments are based on valuations as disclosed in note 32.

16    Investment in an associate

The Group has an investment in a fund, Cambridge Machines Gemini Fund Limited (the ‘Fund’), which assesses investment opportunities in the global futures markets using Bayesian statistical methods. The Fund is incorporated in the Isle of Man and is a private entity that is not listed on any public exchanges. The Group’s interest in the Fund is accounted for using the equity method and is not consolidated in the consolidated financial statements as the Group does not have control over the Fund. Whilst the Group has significant influence due to the Governance and Board structure of the Fund, the shares the Group holds do not have voting rights and the Group does not have control. The following table illustrates the summarised financial information of the Group’s investment in the Fund:

2022 $m
At 1 January	5.9
Loss recognised in the income statement	(0.3)

At 31 December	5.6

Share of net assets $m
Current assets	10.4
Current liabilities	(0.3)

Equity	10.1

Share in equity	55.8%

Carrying amount of the investment	5.6

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17    Business combinations

(a) Acquisition of Arfinco SA

On 1 February 2022, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired all of the issued share capital of Arfinco SA (‘Arfinco’) for $3.3m. Arfinco has developed a broad offering in trade execution services for commodities futures and options.

	FX rate		2022 $m
Cash consideration (€2,929,000)	1.1271	€/	$3.3

Total consideration			3.3

Fair value of identifiable net assets:
Tangible fixed assets			—
Intangible assets			2.0
Other assets			0.8
Cash and cash equivalents			0.6
Trade and other receivables			0.4
Trade and other payables			(0.5)
Deferred tax liability			(0.5)

Total fair value of identifiable assets and liabilities			2.8

Goodwill			0.5

Identifiable net assets

On 1 February 2022, the valuation of the customer relationships of Arfinco was $1.9m and the valuation of the Arfinco brand was $61,000. These were calculated by an independent valuation specialist. They were both calculated using the excess earnings method.

Trade and other receivables

The fair value of the receivables approximates to their book value.

Acquisition-related costs

Acquisition-related costs amount to $0.2m.

Contribution to Group’s results

Arfinco contributed $1.6m revenue and $2.0m to the Group’s profit after tax for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $0.2m and the Group’s profit would have increased by $13,000.

Goodwill

The goodwill recognised on acquisition related to expected growth and revenue synergies with the Group’s existing offering in trade execution services for commodities futures and options and the valuation of Arfinco’s workforce which cannot be separately recognised as an intangible asset.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17    Business combinations  (continued)

(b) Acquisition of the business and selected assets of ED&F Man Capital Markets Limited

In August 2022, the Group signed a share and asset purchase agreement to acquire certain businesses of ED&F Man Capital Markets. Each acquisition was completed in different dates as approvals from competency regulatory bodies in different jurisdictions were obtained.

On 1 October 2022, the Group, through Marex Financial, a wholly owned subsidiary, acquired the business clients (clearing, metals, FF&O and FX), certain staff and selected assets of ED&F Man Capital Markets Limited, which is a limited liability company incorporated in England and Wales. This acquisition qualified as a business combination under IFRS 3.

2022 $m
Cash consideration	43.9

Total consideration	43.9

Fair value of identifiable net assets:
Tangible fixed assets	0.3
Right-of-use assets	0.1
Cash and cash equivalents	149.9
Trade and other receivables	4.2
Prepayments and accrued income	3.9
Other debtors	8.4
Margins with brokers, exchanges and clearing houses	115.4
Receivable secured on default funds	60.0
Lease liabilities	(0.1)
Margins due to brokers, exchanges and clearing houses	(2.5)
Trade and other payables	(283.6)

Total fair value of identifiable assets and liabilities	56.0

Bargain purchase gain	12.1

Trade and other receivables and margins with brokers, exchanges and clearing houses

The fair value of the receivables approximates to their book value. The gross contractual amounts of trade receivables are $4.4m. The best estimate at the acquisition date of the contractual cash flows not expected to be collected is $0.2m. For Margins with brokers, exchanges and clearing houses, the best estimate at the acquisition date of the contractual cash flows the Group expects to receive back is the same as the gross contractual amount.

Acquisition-related costs

Acquisition-related costs amount to $3.8m.

Contribution to Group’s results

The business and assets acquired from ED&F Man Capital Markets Limited contributed $33.1m revenue and $12.8m to the Group’s profit after tax for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $84.5m and Group profit would have increased by $3.4m.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17    Business combinations  (continued)

(b) Acquisition of the business and selected assets of ED&F Man Capital Markets Limited  (continued)

Bargain purchase gain

A bargain purchase gain of $12.1m was recognised as a result of the acquisition. The transaction resulted in a gain due to the discount applied of $12.1m to the tangible net assets acquired and has been recognised within the Group’s consolidated income statement. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

(c) Acquisition of ED&F Man Capital Markets Australia Pty Ltd

On 11 November 2022, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired all of the issued share capital of ED&F Man Capital Markets Australia Pty Ltd (renamed Marex Australia Pty Ltd) for $1.4m. Marex Australia Pty Ltd is a limited liability company incorporated in Australia, and operates as a broker and executes commodity futures, financial futures and other fixed income securities transactions for the accounts of its customers on a give-up basis.

2022 $m
Cash consideration	1.4

Total consideration	1.4

Fair value of identifiable net assets:
Tangible fixed assets	0.2
Right-of-use assets	0.3
Cash and cash equivalents	1.5
Trade and other receivables	0.5
Trade and other payables	(0.8)
Lease liabilities	(0.3)

Total fair value of identifiable assets and liabilities	1.4

Receivables

The fair value of the receivables approximates to their book value. The gross contractual amounts receivable is $0.5m. The best estimate at the acquisition date of contractual cash flows not expected to be collected is $10,000.

Acquisition-related costs

No acquisition-related costs were incurred to this acquisition given the size of the acquired entity.

Contribution to Group’s results

Marex Australia Pty Ltd contributed $0.4m revenue and $0.5m of loss to the Group’s profit after tax for the period between the date of acquisition and the reporting date. If the acquisition of Marex Australia Pty Ltd had been completed on the first day of the financial year, the Group’s revenue for the year would have been $2.0m more and Group profit would have been $4.3m less.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17    Business combinations  (continued)

(d) Acquisition of ED&F Man Capital Markets Holdings Limited and ED&F Man Capital Markets US Holdings Inc

On 1 December 2022, the Group, through Marex North America Holdings Inc, a wholly owned subsidiary of the Company, acquired the entire share capital of ED&F Man Capital Markets US Holdings Inc (renamed Marex US Holdings Inc) together with its subsidiaries. Marex US Holdings Inc is a company incorporated in the United States. On 1 December 2022, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired the entire share capital of ED&F Man Capital Markets Holdings Limited (renamed Marex Holdings Limited) together with its subsidiaries. Marex Holdings Limited is a limited liability company incorporated in Bermuda. These entities were acquired for a consideration of $183.0m. The ED&F Man Capital Markets acquisition enhances Marex’s client offering and capabilities to serve clients. The acquisition creates a leading franchise in the US.

2022 $m
Cash consideration	183.0

Total consideration	183.0

Fair value of identifiable net assets:
Tangible fixed assets	6.4
Right-of-use-assets	15.1
Intangible assets	2.4
Cash and cash equivalents	44.7
Trade receivables	2,178.8
Margins with brokers, exchanges and clearing houses	3,341.4
Investments	7.9
Prepayments and accrued income	7.1
Marketable securities	702.3
Derivative financial instruments	15.4
Securities purchased under agreements to resell	8,420.7
Other debtors	86.0
Deferred tax asset	5.0
Trade and other payables	(4,360.0)
Lease liabilities	(15.1)
External loans	(198.6)
Other creditors	(1,582.0)
Derivative financial instruments	(15.4)
Securities sold under agreements to repurchase	(8,420.8)

Total fair value of identifiable assets and liabilities	241.3

Bargain purchase gain	58.3

Trade receivables and margins with brokers, exchanges and clearing houses

The fair value of the receivables approximates to their book value. The gross contractual amounts of trade receivables are $2,179.3m. The best estimate at the acquisition date of the contractual cash flows not expected to be collected is $0.5m. For Margins with brokers, exchanges and clearing houses, the best estimate at the acquisition date of the contractual cash flows the Group expects to receive back is the same as the gross contractual amount.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17    Business combinations  (continued)

(d) Acquisition of ED&F Man Capital Markets Holdings Limited and ED&F Man Capital Markets US Holdings Inc  (continued)

Acquisition-related costs

Acquisition-related costs amount to $2.4m.

Contribution to Group’s results

The acquired entities contributed $78.4m revenue and $3.0m to the Group’s profit after tax for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $505.6m and the Group’s profit would have increased by $25.8m.

Bargain purchase gain

A bargain purchase gain of $58.3m was recognised as a result of the acquisitions. The transaction resulted in a gain due to the discount applied to the purchase, an adjustment required by IFRS 3; the gain has been recognised in the Group’s consolidated income statement . The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

(e) Acquisition of ED&F Man Capital Markets MENA Limited

On 1 December 2022, the Group, through Spectron Services Limited, a wholly owned subsidiary, acquired all of the issued share capital of ED&F Man Capital Markets MENA Limited (renamed Marex MENA Limited) for $5.3m. Marex MENA Limited is a limited liability company incorporated in the Dubai International Financial Centre and is engaged in advising on financial products, dealing in investments as principal, dealing in investments as agent and arranging deals in investments.

2022 $m
Cash consideration	5.3

Total consideration	5.3

Fair value of identifiable net assets:
Tangible fixed assets	0.2
Right-of-use assets	0.2
Cash and cash equivalents	3.5
Trade receivables	1.4
Prepayments and accrued income	2.8
Other debtors	0.1
Due from exchanges, clearing houses and other counterparties	1.2
Trade and other payables	(2.6)
Lease liabilities	(0.3)

Total fair value of identifiable assets and liabilities	6.5

Bargain purchase gain	1.2

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17    Business combinations  (continued)

(e) Acquisition of ED&F Man Capital Markets MENA Limited  (continued)

Trade receivables and margins with brokers, exchanges and clearing houses

The fair value of the trade receivables approximates to their book value. The gross contractual amounts of trade receivables are $1.5m. The best estimate at the acquisition date of the contractual cash flows not expected to be collected is $0.1m.

Acquisition-related costs

No acquisition-related costs were incurred in this acquisition given the size of the acquired entity.

Contribution to Group’s results

Marex MENA Limited contributed $3.7m revenue and $0.3m to the Group’s profit after tax for the period between the date of acquisition and the reporting date. If the acquisition of Marex MENA Limited had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $15.1m and the Group’s profit would have increased by $1.9m.

Bargain purchase gain

A bargain purchase gain of $1.2m was recognised as a result of the acquisition of Marex MENA Limited, and this has been recognised in the Group’s consolidated income statement. The transaction resulted in a gain due to the discount applied to the purchase totalling $1.2m. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

18    Treasury instruments—unpledged and pledged

(a) Unpledged

As of 31 December 2022, the Group held $247.6m US Treasuries comprise which were unpledged. These US Treasuries were presented as current assets on the statement of financial position and fully matured by 9 March 2023.

(b) Pledged as collateral

Treasury instruments pledged as collateral comprise US Treasuries which will fully mature by 31 July 2025. At year end, the Group has pledged $2,472.1m US Treasuries to counterparties as collateral for securities purchased under agreements to resell and securities segregated under Federal and other regulations. Financial instruments which have been pledged in this way are held under certain terms and conditions set out in specific agreements with each counterparty. In these agreements it is generally stated that whilst the US Treasury is pledged at the counterparty the Group cannot:

•	sell or transfer the financial instrument; or

•	have any third party rights associated with the financial instrument whereby it can be used as security towards any further financing activities.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

18    Treasury instruments—unpledged and pledged  (continued)

(b) Pledged as collateral  (continued)

2022 $m
Treasury instruments (non-current)	133.5
Treasury instruments (current)	2,338.6

2,472.1

(c) Unpledged and pledged non-current / current analysis

2022 $m
Treasury instruments (non-current)	133.5
Treasury instruments (current)	2,586.2

2,719.7

(d) Repurchase agreements

2022 $m
Reverse repurchase agreements	4,346.0
Repurchase agreements	(4,381.4)

As at 31 December 2022, reverse repurchase agreements and repurchase agreements were carried out at average interest rates of 4.2% and 4.2% respectively. The allowance for credit losses on reverse repurchase agreements was $nil at 31 December 2022.

19    Inventory

2022 $m
Cryptocurrency—Trading	1.5
Carbon emission certificates—Trading	26.0

Recyclable Scrap metals	8.3

Total inventories at fair value less cost to sell	35.8

Recyclable scrap metals are those where the Group has title over and is in transit from the supplier to the customer. The vast majority of recyclable scrap metal is non-ferrous and comprise various grades of copper (including brass), aluminium and lead.

All inventories are held at fair value less cost to sell. The fair value movements charged to profit and loss are as follows:

Fair value movement of Inventory	2022 Cost $m	2022 Fair value movement $m	2022 Inventory $m
Ethereum, USD Coin and other cryptocurrencies	5.8	(4.3)	1.5
EUA emissions	24.6	1.4	26.0
Recyclable Scrap metals	8.3	—	8.3

	38.7	(2.9)	35.8

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

20    Trade and other receivables

2022 $m
Amounts due from exchanges, clearing houses and other counterparties	4,046.7
Trade debtors	141.1
Default funds and deposits	352.7
Loans receivable	18.2
Other tax and social security taxes	7.3
Other debtors	103.5
Prepayments	15.7

4,685.2

Included in the amounts due from exchanges, clearing houses and other counterparties are segregated balances of $2,474.3m and non-segregated balances of $1,572.4m.

The Group recognises lifetime ECL for trade receivables with a provision of $0.4m recognised for the Group’s exposure to trade debtors. Further to this, the Group has recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $13.9m, based on individual assessment, to reflect the credit losses associated with certain counterparties. The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.

(a) Ageing of trade debtors

	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.12%	0.12%	0.12%	0.12%	0.12%	2.02%
Trade debtors $m	68.8	52.4	4.3	2.4	3.2	10.4	141.5
Trade debtors lifetime ECL $m	0.1	0.1	—	—	—	0.2	0.4

(b) Reconciliation of the movement in impairment allowance

2022 $m
At 1 January	5.8
Bad debts written off	(1.1)
Bad debt provision released	(0.9)
Charged to the income statement	10.5

At 31 December	14.3

21    Borrowings

(a) Loans

2022 $m
Short-term borrowings	12.9
Long-term borrowings	135.8

Total borrowings	148.7

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

21    Borrowings  (continued)

(a) Loans  (continued)

2022 $m
At 1 January	—
Additions during the year	193.8
Charged to the income statement during the year	4.8
Repayments	(59.9)
Additional draws	10.0

Total borrowings	148.7

(b) Secured credit agreements

The Group, through one of its acquired ED&F Man Capital Markets entities, has a $85m five year secured credit agreement with PGIM Private Capital, a division of PGIM Inc. (‘PGIM’). Pursuant to the credit agreement certain assets of this subsidiary have been pledged and are subject to a lien in favour of PGIM to secure the loan including debts owed to the subsidiary under Promissory Notes with certain other affiliates, the subsidiary’s common stock and seats/shares in the Chicago Board of Trade owned by the subsidiary. The interest rate, which resets periodically, is 6.75% plus the greater of LIBOR or 1%. The average daily undrawn commitment fee is 1% of the undrawn amount. The subsidiary is required to make quarterly principal payments in the amount of 1.25% of the original balance, with the remaining balance due at maturity. Commitment fees on the unutilised amount and interest on the utilised amount are payable quarterly. A premium will be payable if payment of all or a portion of the principal is made prior to 36 months from the closing date. At the year end the balance due on this loan was $85.5m.

The Group, through one of its acquired ED&F Man Capital Markets entities, has access to a $125.0m uncommitted secured credit facility arranged by a leading financial institution. There was an outstanding borrowing of $8.0m as at 31 December 2022 (2021: $nil).

(c) Subordinated facility

The Group, through one of its acquired ED&F Man Capital Markets entities, has a $55.0m facility. As at 31 December 2022 the full amount of the facility was utilised. The borrowing is subordinated to the claims of general creditors, are covered by agreements approved by FINRA (a US regulatory body), and are included by the subsidiary for the purposes of computing net capital under the SEC’s Uniform Net Capital Rule. To the extent that these borrowings are required for the subsidiary’s continued compliance with minimum net capital requirements, they may not be repaid. The borrowing facility matures on 16 April 2024 and the interest rate, which will reset periodically, is based on the Secured Overnight Financing Rate (‘SOFR’) plus 500 basis points.

(d) Revolving credit facilities

On 31 March 2021, the Group renewed the revolving credit facility which is committed up to $120.0m (2021: $120.0m) with a renewal date of 30 June 2023. As at 31 December 2022, the facility remained undrawn (2021: undrawn). The credit facility agreement contains certain financial and other covenants.

Interest on the amount utilised is calculated at a currency risk free rate plus credit adjustment spread plus a spread of 220 basis points. Interest on the unutilised portion is charged at a fixed percentage rate of 88 basis points (2021: 76 basis points).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

21    Borrowings  (continued)

(d) Revolving credit facilities  (continued)

The Group, through one of its acquired ED&F entities, has access to a $160.0m 364-day committed credit facility arranged by a leading financial institution. Annual commitment fees under this facility are $0.5m. There were no outstanding borrowings under this facility as at 31 December 2022 (2021: $nil). The credit facility agreement contains certain financial and other covenants.

(e) Uncommitted credit facilities

Through the acquisition of ED&F Man Capital Markets, the Group has access to a $125.0m uncommitted securities financing facility through MCMI with BMO Harris Bank N.A. (now BMO Bank N.A.), which is secured by a promissory note and first liens on collateral deposited with BMO Harris Bank N.A., including negotiable warehouse receipts and marketable securities subject to certain haircuts (the “MCMI Credit Facility”). The MCMI Credit Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over any assets (with permitted exceptions), agreeing not to dispose of the subsidiary or the subsidiaries’ assets (subject to exceptions) and not to incur additional indebtedness (as defined in the MCMI Credit Facility). As a result of the of the facility the Group is subject to certain financial covenants.

22    Derivative instruments

Derivative assets and derivative liabilities comprise the following:

Financial assets	2022 $m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	125.3
Agriculture forward contracts	142.8
Agriculture option contracts	30.4
Energy forward contracts	35.9
Energy option contracts	0.6
Foreign currency forward contracts	66.6
Foreign currency option contracts	3.8
Precious metal forward contracts	0.9
Precious metal option contracts	0.1
Credit forward	0.8
Metals forward	9.7
Equity option	55.1
Equity forward	0.2
Rates forward	5.1
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency forward contracts	3.5

480.8

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

22    Derivative instruments  (continued)

Financial liabilities	2022 $m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Agriculture forward contracts	113.4
Agriculture option contracts	16.3
Energy forward contracts	18.8
Energy option contracts	0.2
Foreign currency forward contracts	52.3
Foreign currency option contracts	3.2
Precious metal forward contracts	29.8
Precious metal option contracts	0.1
Credit forward	3.2
Interest rate forward contracts	9.1
Crypto forward	0.9
Equity option contracts	28.4
Metals forward	5.5
Equity forward	11.5
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency forward contracts	1.6

294.3

23    Deferred tax

	At 1 Jan $m	Credited / (charged) to the income statement $m	Recognised on acquisition $m	Charged to other comprehensive income $m	31-Dec $m
Acquired Intangibles	(1.8)	(1.6)	3.9	—	0.5
Compensation	(1.2)	1.8	1.3	—	1.9
Depreciation in excess of capital allowances	(0.2)	(1.2)	(1.6)	—	(3.0)
Lease accounting	0.5	0.2	(0.4)	—	0.3
Other short term timing differences	0.7	(0.1)	1.8	—	2.4
Prepayments	—	—	(0.2)	—	(0.2)
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	(0.9)	(0.1)	(0.3)	1.0	(0.3)
Share based payments	—	4.7	—	—	4.7
Tax losses	3.8	(2.6)	—	—	1.2

	0.9	1.1	4.5	1.0	7.5

2022 $m
Deferred tax asset	7.6
Deferred tax liability	(0.1)

7.5

Business combinations

The recognition of Marex’s deferred tax assets is dependent on the availability of sufficient taxable profits when the temporary differences reverse. The acquisitions of Arfinco SA and the ED&F Man Capital Markets division has not changed the probability of the availability of sufficient future

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

23    Deferred tax  (continued)

Business combinations  (continued)

taxable profits and therefore, the probability of realising any pre-acquisition deferred tax assets has not changed. As such, no additional disclosure is made.

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. Deferred tax balances have been measured using the tax rates that are expected to apply when the asset is realised or the liability is settled based upon the tax rates that have been enacted or substantially enacted by the balance sheet date.

The Finance Act 2021, enacted on 10 June 2021, increases the headline rate of UK corporation tax from 19% to 25% from 1 April 2023. UK deferred tax assets and liabilities have been recognised at 25% where they are expected to unwind after 1 April 2023. The Group has a deferred tax asset in respect of UK share-based compensation costs of $20.4m which has been revalued from 19% to 25% as at 31 December 2022; this revaluation is the primary driver of the tax rate change credit recognised in profit and loss of $0.8m in 2022. Non-UK deferred tax assets and liabilities are recognised at the relevant jurisdiction’s prevailing tax rate to the extent the Group expects to receive future benefit from them.

Unrecognised deferred tax assets

The Group has unrecognised deferred tax assets in respect of the following:

•	Employee compensation deductions of $4.9m. The potential deferred tax asset at 25% is $1.2m. These assets have not been recognised as it is not foreseeable when a tax deduction will arise.

•

Tax losses of $14.2m relate to losses with no expiry date. The increase in these unrecognised losses compared to the prior period is primarily driven by pre-acquisition tax losses in Australia recorded by a company acquired during 2022. These assets are not recognised on the basis of insufficient evidence concerning profits being available against which deferred tax assets could be utilised.

•	Investment impairment of $1.3m relates to the impairment of the Group’s investment in exchange seats in the United States and is not expected to generate a tax deduction in future years.

24    Trade and other payables

2022 $m
Trade payables	6,189.7
Amounts due to exchanges, clearing houses and other counterparties	180.0
Other tax and social security taxes	5.5
Other creditors	11.9
Accruals	259.5
Deferred income	1.0

6,647.6

Included in trade payables and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $4,715.5m and non-segregated balances of $1,654.2m.

The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

25    Provisions

	Onerous contracts	Leasehold dilapidation	Total
	2022 $m	2022 $m	2022 $m
At 1 January	—	0.9	0.9
Movement in the year:
Provision on acquisition	3.7	0.3	4.0
Decrease during the period	(1.8)	(0.5)	(2.3)

	1.9	(0.2)	1.7

At 31 December	1.9	0.7	2.6

(a) Leasehold dilapidation

Leasehold dilapidation relates to the estimated cost of returning a leasehold property to its original state at the end of the lease in accordance with the lease terms. The main uncertainty relates to estimating the cost that will be incurred at the end of the lease. As the Group exits leases the costs of reinstatement are booked against the provision and as the Group enters new leases estimates are made during the lease of the expected end of lease dilapidation costs.

(b) Onerous contracts

A provision for onerous contracts has been made as a result of the acquisition of certain assets and liabilities of ED&F Man Capital Markets Limited on 1 October 2022. The provision relates to various IT and Office contracts where the Group cancelled these contracts as the related service was not required.

26    Contingent liabilities

From time to time, the Group’s subsidiaries are engaged in litigation in relation to a variety of matters, and it is required to provide information to regulators and other government agencies as part of informal and formal enquiries or market reviews.

The Group’s reputation may also be damaged by any involvement or the involvement of any of its employees or former employees in any regulatory investigation and by any allegations or findings, even where the associated fine or penalty is not material.

As outlined above, in respect of legal matters or disputes for which a provision has not been made, notwithstanding the uncertainties that are inherent in the outcome of such matters, there are no individual matters which are considered to pose a significant risk of material adverse financial impact on the Group’s results or net assets.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

27    Share capital

	Issued and fully paid
	2022 Number	2022 $‘000
Ordinary Shares of $0.000165 each	106,491,588	18
Non-voting Ordinary Shares of $0.000165 each	3,986,376	1
Deferred Shares of £0.000469 each	107,462,989	69
Growth Shares of $0.000165 each	24,992,848	4

	242,933,801	92

There is no authorised share capital for any class of share. There are no shares issued but not fully paid.

On 21 December 2022, 2,304,155 Growth Shares of US$0.000165 each were redenominated from USD to GBP(£) using the exchange rate USD/GBP(£) $1.22/£1, such that the new denomination of the Growth Shares became £0.000135246. The 2,304,155 Growth Shares of £0.000135246 were then consolidated into 664,451 Growth Shares of £0.000469 each. The 664,451 Growth Shares of £0.000469 each were then re-designated as 664,451 Deferred Shares of £0.000469 each.

	Ordinary shares number	Non-voting ordinary shares number	Deferred shares number	Growth shares number	Total number
At 1 January 2022	106,491,588	3,986,376	106,798,538	27,297,003	244,573,505
Movement 2022	—	—	664,451	(2,304,155)	(1,639,704)

At 31 December 2022	106,491,588	3,986,376	107,462,989	24,992,848	242,933,801

The rights of the shares are as follows:

Class of share	Rights
Ordinary shares	Full voting rights and right to participate in ordinary dividends ranking pari passu with non-voting Ordinary shares. In the event of a winding up, entitled to a return of capital ranking pari passu with non-voting Ordinary shares and no right of redemption.

Non-voting ordinary shares	As per Ordinary shares, other than having no voting rights.

Deferred shares	No voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the Deferred shares pro rata according to the number of Deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1). The Deferred shares were created on 12 February 2010 by a reorganisation of share capital, undertaken to facilitate the Company’s acquisition by Amphitryon Limited and Ocean Ring Jersey Co Limited.

Growth shares	The growth shares were issued in several series as part of a share-based remuneration scheme. The growth shares entitle the holders thereof to a share of the proceeds from a liquidity event, such as an initial public offering or a sale, if the proceeds exceed some specific level, set for each series, thereby diluting existing ordinary

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27    Share capital  (continued)

Class of share	Rights
shareholders. The holders of growth shares have no voting rights, no rights to participate in dividends, no entitlements to participate in a winding up and cannot impact the timing of a liquidity event. The growth shares do not expire and may be redeemed immediately prior to a liquidity event in cash, or converted into a number of non-voting ordinary shares, equivalent in value to the redemption price.

28    Own shares

As at 31 December 2022, the Group (through the Employee Benefit Trust) held 1,901,586 non-voting Ordinary Shares purchased at a cost of $7.9m. This amount is shown as a debit balance within total equity.

29    Additional Tier 1 Capital (AT1 securities)

2022 $m
Issued by Marex Group plc
Additional Tier 1 - 13.25% fixed rate perpetual subordinated contingent convertible notes	97.6

At 31 December	97.6

The AT1 securities are perpetual securities with no fixed maturity date and are structured to qualify as AT1 instruments under prevailing capital rules applicable. In 2022, there was an issuance of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Notes, for $97.6m net of issuance costs of $2.4m. There were no redemptions in 2022.

Interest on the securities, at a fixed rate of 13.250% per annum, is payable semi-annually in arrears in equal instalments on 30 June and 30 December in each year, commencing on 30 December 2022. On the first reset date on 30 December 2027, in the event that the securities are not redeemed, interest will be reset to the five-year semi-annual US treasury securities yield plus a margin of 10.158% per annum. The interest payment is fully discretionary and non-cumulative, and conditional upon the Group being solvent at the time of payment, having sufficient distributable reserves and not being required by the regulatory authorities to cancel an interest payment.

Distributions amounting to $6.6m were paid in 2022 (2021: $nil) on the AT1 securities.

The securities are perpetual securities with no fixed redemption date. The Group may, in its sole and full discretion, subject to regulatory approval, redeem all (but not some only) of the securities on any day falling in the period commencing on (and including) 30 June 2027 and ending on (and including) the first reset date or on any interest payment date thereafter at the prevailing principal amount together with accrued but unpaid interest. In addition, the securities are redeemable at the option of the Group for certain regulatory or tax reasons, subject to regulatory approval.

The securities, which do not carry voting rights, rank pari passu with holders of Tier 1 instruments (excluding the Group’s Ordinary Shares). They rank ahead of the holders of Ordinary Share capital of the Company but junior to the claims of senior creditors of the Group.

All AT1 securities will be converted into ordinary Marex Group plc shares, at a pre-determined price, should the Group’s Investment Firms Prudential Regime (‘IFPR’) CET1 Ratio fall to less than 64%.

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30    Other Reserve

The following describes the nature and purpose of the reserves within other reserve:

Reserves	Description

Revaluation reserve	Cumulative unrealised gains on investments in exchanges that are held as FVTOCI and recognised in equity as well as changes in own credit risk.

Cash flow hedge reserve	Cumulative unrealised gains and losses on hedging instruments deemed effective cash flow hedges.

31    Leases

Right-of-use asset
2022
$m
At 1 January	17.0
Additions during the year	22.4
Adjustment to initial recognition of right-of-use asset	(0.2)
Depreciation charged to income statement	(5.5)

At 31 December	33.7

Lease liability
2022
$m
At 1 January	23.0
Additions during the year	22.8
Interest expense charged to income statement	1.0
Payment of lease liabilities	(6.6)
Foreign exchange revaluation	(1.3)

At 31 December	38.9

Lease liability
2022
$m
Current liability	6.8
Non-current liability	32.1

At 31 December	38.9

Right-of-use assets relate to leasehold buildings. Other operating lease expenses, including service charges, utilities, property insurance and maintenance, amounted to $5.5m. Operating lease expenses for short-term leases amounted to $0.5m.

The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position as at 31 December 2022 is 5.0%.

The Group has the following leases that have the option of extension at the end of the lease term:

•	Greenway Plaza, Houston—five years;

•	Asia Square Towers, Singapore—three years;
•	Fourth floor, Bishopsgate lease has an option of a renewal (term unspecified);

•	45th street, New York—five years;

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31    Leases  (continued)

•	Montreal—five years.

The maturities of the lease liabilities are as follows as at 31 December:

2022 $m
1 year	8.7
1 to 5 years	24.5
More than 5 years	7.6

40.8
Less: future interest expense	(1.9)

38.9

32    Financial instruments

(a) Capital risk management

For the purpose of the Group’s capital management, capital includes issued share capital, AT1 capital, share premium and all other equity reserves attributable to the equity holders of the Company as disclosed in notes 27, 29 and 30. The primary objective of the Group’s capital management is to maximise shareholder value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the banks to immediately call in any loans and borrowings that the Group might have withdrawn at that point in time. There have been no breaches in the financial covenants of any interest-bearing loans and borrowings in the current or prior year.

Many of the Group’s material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements. As at 31 December 2022, each of these subsidiaries had net capital in excess of the requisite minimum requirements. These requirements are designed to ensure institutions have an adequate capital base to support the nature and scale of their operations. Management of regulatory capital forms an important part of the Group’s risk governance structure. A robust programme of regular monitoring and review takes place to ensure each regulated entity is in adherence to local rules and has capital in excess of external and internal limits. Regular submissions are made and constantly maintained with internal limits assessed against the Group’s risk appetite, as determined by the Board. One of those regulated entities is Marex Capital Markets Inc (‘MCMI’), regulated in the United States by both the Commodity Futures Trading Commission (‘CFTC’) and the Securities and Exchange Commission (‘SEC’). As a regulated Futures Commission Merchant and Broker Dealer, MCMI is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1) and the CFTC’s minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which require the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators. Specifically, MCMI is required to hold sufficient regulatory capital to support its activities and regulatory approval must be obtained prior to the repayment of 10% or more of excess net capital. As at 31 December 2022, MCMI had $321.8m of capital, of which the subordinated borrowing by the Group was $279.6m and of which excess net capital was $127.6m. Owing to the local requirement to obtain regulatory approval for payments of amounts in excess of 10% of the excess net capital, or $12.7m, MCMI’s ability to transfer the remaining $266.8m of capital to its parent is restricted.

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32    Financial instruments  (continued)

(a) Capital risk management  (continued)

No changes were made in objectives, policies or processes for managing capital during the year.

(b) Categories of financial instruments

Below is an analysis of the Group financial assets and liabilities as at 31 December.

2022	FVTPL $m	FVTOCI $m		Amortised cost $m	Total $m
Financial assets
Investments	—	16.4		—	16.4
Treasury instruments[1]	—	—		2,719.7	2,719.7
Equity instruments	410.0	—		—	410.0
Derivative instruments	477.3	3.5	[2]	—	480.8
Stock borrowing	—	—		1,894.6	1,894.6
Reverse repurchase agreements	—	—		4,346.0	4,346.0
Amounts due from exchanges, clearing houses and other counterparties	—	—		4,046.7	4,046.7
Trade debtors	—	—		141.1	141.1
Default funds and deposits	—	—		352.7	352.7
Loans receivable	—	—		18.2	18.2
Other debtors[3]	4.5	—		88.8	93.3
Cash and cash equivalents	—	—		910.1	910.1

	891.8	19.9		14,517.9	15,429.6

[1]

The fair value of the Treasury instruments, which are Level 1 instruments as they are all quoted instruments, held at amortised cost at 31 December 2022 was $2,655.5m. The fair values of other assets and liabilities at amortised cost are consistent with the carrying amount.

[2]	These are hedging derivatives at FVTPL but designated in a hedging relationship (note 32(f)).

[3]	$10.2m of the Other debtors balance related to sign-on bonuses (note 20) are not included in the table above as it is not a financial asset.

2022	FVTPL $m	FVTOCI $m		Amortised cost $m	Total $m
Financial liabilities
Repurchase agreements	—	—		4,381.4	4,381.4
Derivative instruments	292.7	1.6	[1]	—	294.3
Short securities	986.8	—		—	986.8
Amounts due to exchanges, clearing houses and other counterparties	—	—		180.0	180.0
Trade payables	4.5	—		6,185.2	6,189.7
Other creditors	—	—		11.9	11.9
Stock lending	—	—		1,396.9	1,396.9
Short-term borrowings	—	—		12.9	12.9
Long-term borrowings	—	—		135.8	135.8
Debt securities	1,160.0	—		—	1,160.0
Lease liability	—	—		38.9	38.9

	2,444.0	1.6		12,343.0	14,788.6

[1]	These are hedging derivatives at FVTPL but designated in a hedging relationship (note 32(f)).

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32    Financial instruments  (continued)

(c) Equity instruments

Equity instruments are purchased to primarily to facilitate the stock lending and borrowing business, which is part of the agency and execution business and facilitating counterparty requirements. Additionally some equity instruments are purchased for the Group’s own account to hedge the economic exposure arising from the non-host derivative component of the Group’s issued debt securities.

(d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

As a member of the London Metals Exchange (‘LME’), the Group is subject to the settlement and margining rules of LME Clear. The majority of products transacted by the Group are LME forward contracts. LME forwards that are in-the-money do not settle in cash until the maturity (‘prompt’) date, while the Group is required to post margin to cover loss-making contracts daily. In accordance with the LME Clear rules, the Group is able to utilise forward profits to satisfy daily margin requirements which are set-off against loss-making contracts. Consequently, trade payables and amounts due from exchanges, clearing houses and other counterparties are presented on a net basis in the statement of financial position. The balance of trade receivables includes offsetting of LME forwards against any cash collateral held with the LME.

The Group nets certain repurchase and reverse repurchase agreements with the same counterparty where the conditions of offsetting are met, including the existence of master netting agreements between the relevant subsidiary and its counterparties.

The effect of offsetting is disclosed below:

2022	Gross amount $m	Amounts set-off $m	Net amount presented $m	Non-cash collateral rec’d / (pledged) $m	Cash collateral rec’d / (pledged) $m	Net amount $m
Financial assets

Amounts due from exchanges, clearing houses and other counterparties	4,833.1	(786.4)	4,046.7	—	—	4,046.7

Reverse repurchase agreements	8,743.1	(4,397.1)	4,346.0	(4,162.0)	—	184.0

Derivative instruments	496.2	(15.4)	480.8	—	263.0	217.8

Financial liabilities

Trade payables	6,976.2	(786.4)	6,189.8	—	—	6,189.8

Repurchase agreements	8,778.5	(4,397.1)	4,381.4	(4,252.5)	—	128.9

Derivative instruments	309.7	(15.4)	294.3	—	(102.8)	191.5

(e) Debt securities

Financial Products programs

In 2018 and September 2021, we launched our Structured Notes Program and Public Offer Program (together, the “Financial Products Programs”), respectively, which are at the core of Financial Products, our structured notes business. The Financial Products business, within the Market Making segment, provides our clients with structured investment products (the “Structured Notes”) and represents a way to diversify our sources of funding and to reduce the utilisation of our revolving credit

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32    Financial instruments  (continued)

(e) Debt securities  (continued)

Facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.

Under the Structured Notes Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms.

Under the Public Offer Program, Marex Financial may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms.

As of 31 December 2022, the Group had $1,155.9m of debt securities issued under the Structured Notes Program with an average maturity of 17 months and an average interest rate of 3.8%. No notes were outstanding under the Public Offer Program. These notes were designated at fair value through profit and loss.

Tier 2 Program

Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index linked notes with varied terms that qualify as Tier 2 Capital.

The Tier 2 Program has been approved by the Vienna Stock Exchange and the Tier 2 Notes are listed on the Vienna Multilateral Trading Facility. As of 31 December 2022, the Group had $4.1m of debt securities issued under the Tier 2 Program with an average maturity of 40 months and an average interest rate of SOFR plus 643 basis points. These notes were designated at fair value through profit and loss.

EMTN Program

In October 2022, the Company entered into a Euro Medium Term Note (‘EMTN’) Program under which it may, from time to time, issue tranches of notes of varying terms (EMTN Notes). The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0m (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Company. The EMTN Notes rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Company. The EMTN Program contains also certain customary events of default and optional redemption, and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets. The EMTN Program and the EMTN Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. As of 31 December 2022, there were no notes outstanding under the EMTN Program. See note 37.

In addition to the above debt programs, the Group issued AT1 Notes which are accounted for as equity instruments and disclosed in note 29.

(f) Financial risk management objectives

The Group’s activities expose it to a number of financial risks including credit risk, market risk and liquidity risk.

The Group manages these risks through various control mechanisms and its approach to risk management is both prudent and evolving.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Overall responsibility for risk management rests with the Board. Dedicated resources within the Risk Department control and manage the exposures of the Group’s own positions, the positions of its clients and its exposures to its counterparties, within the risk appetite set by the Board.

Credit risk

The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.

The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Credit and Risk Committee. These deposits are also subject to counterparty limits with respect to concentration and maturity.

The Group’s exposure to customer and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits in conjunction with overall position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Credit and Risk Committee through a formalised process.

Credit quality

The table below reflects the Credit quality of financial assets and does not take into account collateral held.

2022 $m
AA and above	8,446.5
AA-	1,519.7
A+	191.6
A	—
A-	2,851.8
BBB+	8.4
Lower and unrated	2,411.6

15,429.6

The Group has received collateral in respect of its derivative assets during the year ended 31 December 2022 amounting $218.7m. Collateral was recognised in amounts due to exchanges, clearing houses and other counterparties.

Market risk

The Group’s activities expose it to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s Market Making and Hedging and Investment Solutions businesses generate market risk as the Group interacts as principal. The Group’s Clearing, and Agency and Execution businesses do not generate market risk.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Market risk  (continued)

Market risk sensitivity

The Group’s market risk exposure is modest. The Group manages this market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk (‘VaR’), sensitivity analysis and stress testing. VaR is used for the Market Making businesses (specifically Metals, Agriculture, Energy, CSC Commodities and Equities). Risk sensitivity suites and risk sensitivity limits have been designed to manage the market risk for the Hedging and Investment Solutions and newly acquired desks from ED&F Man Capital Markets, owing either to the inherent complexity of the products for the Hedging and Investment Solutions business or owing to the time since acquisition (Q4 2022) as an alternative to the Group’s VaR infrastructure or VaR models. The risk sensitivity limits and VaR has been implemented to provide oversight and control over these businesses; to ensure that these businesses conduct their business within the pre-set Risk Appetite from the Board.

The Group is not yet required to calculate an Economic VaR for capital purposes. Continuous development of the Group’s VaR framework and risk sensitivities will ensure a more consistent method of risk management for all desks. This continues to be developed.

Value at risk

VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VaR model used by the Group is based upon the Monte Carlo simulation technique. This model derives plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates, including interest rates and foreign exchange rates. The model also incorporates the effect of option features on the underlying exposures.

The Monte Carlo simulation model used by the Group incorporates the following features:

•	5,000 simulations using a variance covariance matrix;

•	simulations generated using geometric Brownian motion;

•	an exceptional decay factor is applied across an estimation period of 250 days; and

•	VaR is calculated to a one-day, 99.75% one-tail confidence level.

The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations, for example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Value at risk  (continued)

•

the use of a one-day holding period assumes that all positions can be liquidated or hedged in one-day. This may not fully reflect the market risk arising at times of severe liquidity stress, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99.75% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	the VaR, disclosed below, is calculated on the basis of exposures outstanding at the close of business and, therefore, does not necessarily reflect intraday exposure; and

•	VaR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

The Group recognises these limitations by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. The VaR as at 31 December 2022 was $1.5m (2021: $1.6m) and the average monthly VaR for the year ended 31 December 2022 was $2.0m (2021: $1.5m).

Risk Sensitivities

The Hedging and Investment Solutions and newly acquired businesses’ market risk profile is managed via risk sensitivities according to the prevailing risk factors of the business. This is monitored and controlled daily on a net risk profile for each desk, but additional concentration and scenario-based analyses are carried out. Sensitivity analysis measure the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:

•	Commodity risk

•	Equity risk

•	Foreign exchange risk

•	Interest rate risk

•	Credit spread risk

•	Crypto currency market risk

Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.

Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been independently validated by a third-party. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.

Substantially all of the Group’s market risk is covered by VaR, with the residual market risk specifically relating to the Hedging and Investment Solutions business covered by the risk sensitivities being hedged, and therefore with immaterial amounts of residual market risk.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Foreign currency risk

The Group’s policy is to minimise volatility as a result of the translation of foreign currency exposure. As such, management monitors currency exposure on a daily basis and buys or sells currency to minimise the exposure, in addition to the hedging of material future dated GBP commitments through the use of derivative instruments. It is the policy of the Group to enter into foreign exchange forward contracts to cover these specific future-dated GBP commitments.

The associated gains and losses on derivatives hedging GBP commitments are recognised in other comprehensive income and will be removed when the anticipated commitments take place and included in the initial cost of the hedged commitments. The Group has designated certain foreign exchange forward contracts as hedging instruments.

The following table details the foreign currency forward contracts, held within derivatives on the statement of financial position, that are designated in hedging relationships:

	2022
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value £m	Fair value assets $m
Derivative designated as cash flow hedges
Less than 3 months	1.1357	19.5	17.2	1.3
3 to 6 months	1.1357	19.5	17.2	1.3
6 to 12 months	1.1513	16.5	14.3	0.9

		55.5	48.7	3.5

	2022
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value £m	Fair value liabilities $m
Derivative designated as cash flow hedges
Less than 3 months	1.3407	16.1	12.0	(1.6)

		16.1	12.0	(1.6)

The Group has future foreign currency exposure related to material future dated GBP commitments. The Group has entered into foreign exchange forward contracts (for terms not exceeding fourteen months) to hedge the exchange rate risk arising from these anticipated future commitments, which are designated as cash flow hedges.

As at 31 December 2022, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a gain of $2.1m (2021: $0.6m). It is anticipated that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be reclassified to profit and loss. The Group’s sensitivity to FX is immaterial as all our non-USD exposure is hedged.

As at 31 December 2022 no ineffectiveness (2021: $nil) has been recognised in profit and loss arising from the hedging of these future dated GBP commitments.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Interest rate risk

The Group is exposed to interest rate risk on cash, investments, derivatives, client balances and bank borrowings.

The main interest rate risk is derived from interest-earning deposits in which the Group invests surplus funds.

The Group’s exposure to interest rate fluctuations is limited through the offset that exists between the bulk of its interest-earning assets and interest bearing liabilities. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, the Group is only exposed for the time it takes to reset its investments which are held at rates fixed for a maturity which does not exceed three months, with the exception of US Treasuries, which have a maturity of up to two years.

Marex monitors interest rate movements and the potential impact to Net Interest Income (‘NII’) continuously. NII sensitivity is a result of the interest earned on balances held with banks and exchanges relative to the interest paid on client balances held by the firm and the cost of other liquidity sources including the structured note issuance.

The sensitivity analysis has been determined based on the exposure at the reporting date. We estimate, that as of 31 December 2022, if the relevant short-term interest rates had been 100bps higher, NII for the year ended 31 December 2022 would increase by $138m. If the short-term interest rates had been 100bps lower, NII for the year ended 31 December 2022 would decrease by $138m.

The Group is not currently able to reliably quantify the impact on profit, which would be lower as the change in NII would be offset by directly and indirectly related expenses and taxation.

Whilst this sensitivity reflects the impact of rate changes on the Group’s exposure as of the reporting date, due to the recent historically low interest rate environment, there is insufficient data for the Group to reliably model the impact on these changes on client behaviours, changes in margin requirements at exchanges and management actions which are considered as part of the sensitivity.

Concentration risk

To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, the Group monitors these exposures carefully and ensures that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules.

Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Board Risk Committee.

The largest concentration of cash balances as at 31 December 2022 was 65% (2021: 28%) to a UK-based, AA rated global banking group (2021: UK-based, AA- rated global banking group).

The largest concentration of exposures to exchanges, clearing houses and other counterparties as at 31 December 2022 was 44% to ICE (2021: 28%) and 26% to the CME (2021: 34%).

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

The largest concentration of exposures to treasury instruments is to the United States Government; as 100% (2021: 100%) of the instruments are issued by the US Government or a US Government sponsored enterprise.

Liquidity risk

The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment (ICARA) and Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on a $280.0m (2021: $120.0m) committed revolving credit facility (note 21(d)).

There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and US Treasuries with a maturity of up to two years.

The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked-to-market, there is no material difference between the carrying value and fair value.

Liquidity risk exposures

The following table details the Group’s available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:			2022 $m
Amount used	21	(a)	148.7
Amount unused	21	(d)	280.0

			428.7

The following table details the Group’s contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on earliest expected call dates. Lease liabilities are undiscounted and contractual.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Liquidity risk  (continued)

Liquidity risk exposures  (continued)

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	1,874.5	2,500.4	6.5	—	—	4,381.4
Short securities	676.8	310.0	—	—	—	986.8
Amounts due to exchanges, clearing houses and other counterparties	180.0	—	—	—	—	180.0
Trade payables	5,652.9	160.8	376.0	—	—	6,189.7
Other creditors	5.6	5.2	1.1	—	—	11.9
Stock lending	1,004.0	392.9	—	—	—	1,396.9
Short-term borrowings	—	12.9	—	—	—	12.9
Long-term borrowings	—	—	—	135.8	—	135.8
Debt securities	—	121.7	284.0	696.2	58.1	1,160.0
Lease liabilities	—	2.2	6.5	24.5	7.6	40.8

At 31 December 2022	9,393.8	3,506.1	674.1	856.5	65.7	14,496.2

Amounts due to exchanges, clearing houses and other counterparties, trade payables and other creditors are aggregated on the statement of financial position in trade and other payables and disaggregated in note 24.

Shown below is the Group’s contractual maturity for non-derivative financial assets:

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Total $m
Treasury instruments	—	2,497.8	221.9	—	2,719.7
Equity instruments	410.0	—	—	—	410.0
Stock borrowing	1,894.6	—	—	—	1,894.6
Repurchase agreements	2,004.3	2,335.2	6.5	—	4,346.0
Amounts due from exchanges, clearing houses and other counterparties	565.3	3,409.0	48.2	24.2	4,046.7
Trade debtors	25.1	107.4	8.6	—	141.1
Default funds and deposits	192.3	160.4	—	—	352.7
Loans receivable	—	17.9	—	0.3	18.2
Other debtors	5.3	67.3	6.7	14.0	93.3
Cash and cash equivalents	910.1	—	—	—	910.1

At 31 December 2022	6,007.0	8,595.0	291.9	38.5	14,932.4

Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, trade debtors, default funds and deposits, loans receivable and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 20.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Liquidity risk  (continued)

Liquidity risk exposures  (continued)

The following table details the Group’s expected contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2022:

Derivative instruments	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	Total $m
Assets	—	128.4	154.5	197.9	480.8
Liabilities	—	(134.1)	(124.9)	(35.3)	(294.3)

Derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the gross amount of derivative assets of $480.8m and the gross amount of derivative liabilities of $294.3m are presented separately in the Group’s Statement of Financial Position.

Fair value measurement

The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.

Management assessed that the fair values of treasury instruments, stock borrowing, reverse repurchase agreements, amounts due from exchanges, clearing houses and other counterparties, cash and short-term deposits, trade receivables, repurchase agreements, short securities, stock lending and trade payables, approximate their carrying value amounts largely due to the short-term maturities of these instruments. The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a Level 1 valuation.

The following methods and assumptions were used to estimate the Level 2 fair values:

•

The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.

•	The fair value of non-listed investments relates to the Group’s holding of seats and membership of exchanges and based upon the latest trading price.

•

Where the inventory is related to scrap metals, the valuation is based on the quoted price discounted by location and grade of metal. Where there is an active market for the Group’s inventory, then quoted market price will be used to value the inventory position.

•

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group’s own non-performance risk.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Fair value measurement  (continued)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.

Own credit

Under IFRS 9, changes in fair value related to own credit risk for other financial liabilities designated at fair value through profit and loss are recognised in other comprehensive income. The changes in own credit risk recognised in other comprehensive income are subsequently transferred within equity to retained earnings in the same period as the revenue is deemed earned. The Group determines its own credit spread regularly based on a model using observable market inputs. Management estimates the own credit spread through using market observable credit spreads and paid credit spreads for public distributed products of the Group. The estimated own credit sensitivity to a 1 basis point move in credit spread is $0.2m. Hence an increase in own credit spread of 1 basis point will lead to a charge of $0.2m recognised in other comprehensive income.

The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy. No assets or liabilities have been transferred between levels within the fair value hierarchy during 2022.

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:
Equity instruments	410.0	—	—	410.0
Derivative instruments	—	474.7	2.6	477.3
Inventory	27.5	8.3	—	35.8
Financial assets – FVTOCI:
Investments	4.9	11.5	—	16.4
Derivative instruments	—	3.5	—	3.5
Financial liabilities – FVTOCI:
Derivative instruments	—	(1.6)	—	(1.6)
Financial liabilities – FVTPL:
Derivative instruments	—	(287.9)	(4.8)	(292.7)
Debt securities	—	(1,160.0)	—	(1,160.0)

At 31 December 2022	442.4	(951.5)	(2.2)	(511.3)

The following table summarises the movements in the Level 3 balances during the year.

Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any levels during the year.

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32    Financial instruments  (continued)

(f) Financial risk management objectives  (continued)

Reconciliation of Level 3 fair value measurements of financial assets

2022 $m
Balance at 1 January	1.4
Purchases	0.9
Settlements	(0.6)
Total gains or losses in the period recognised in the income statement:
Net trading income	0.9

Balance at 31 December	2.6

Reconciliation of Level 3 fair value measurements of financial liabilities

2022 $m
Balance at 1 January	2.4
Purchases	1.6
Settlements	(0.1)
Total gains or losses in the period recognised in the income statement:
Net trading income	0.9

Balance at 31 December	4.8

The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, other comprehensive income or shareholders’ equity. The Group deems the total inventory of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial.

The Group defers day 1 gain/losses when the initial fair value of a financial instrument held at fair value through profit or loss relies on unobservable inputs. At 31 December 2022, the Group held a deferred day 1 P&L valuation adjustment of $2.3m.

33    Client money (segregated)

As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the CFTC’s client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA’s CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognised on the Group’s statement of financial position.

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33    Client money (segregated)  (continued)

2022 $m
Segregated assets at banks (not recognised)	4,447.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognised)	3,442.8
Segregated assets at exchanges, clearing houses and other counterparties (recognised)	5,059.4

12,949.6

As at 31 December 2022, $120.1m of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within Trade and Other Payables in the Statement of Financial Position.

34    Earnings per share

Basic earnings per share is calculated by dividing the profits attributable to the ordinary equity holders of the Group for the year by the weighted average number of ordinary shares and non-voting ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group (after adjusting for the impact of AT1 securities dividends) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2022	2021
Profit before tax ($m)	121.6	69.9
Tax ($m)	(23.4)	(13.4)

Profit after tax ($m)	98.2	56.5
AT1 dividends paid ($m)	(6.6)	—

Profit attributable to shareholders of the Group ($m)	91.6	56.5

Weighted average number of ordinary shares during the year	109,146,580	110,477,964

Basic earnings per share ($)	0.84	0.51

Weighted average number of ordinary shares for basic EPS	109,146,580	110,477,964

Effect of dilution from:
Share schemes	5,889,547	3,963,975

Weighted average number of ordinary shares adjusted for the effect of dilution	115,036,127	114,441,939

Diluted earnings per share ($)	0.80	0.49

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.

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35    Related party transactions

(a) Parent and ultimate controlling party

The immediate parent and ultimate controlling party of the Company is Amphitryon Limited, a company incorporated in Jersey, Channel Islands.

(b) Key management personnel

The remuneration paid to key management personnel for their services to the Group was as follows:

	2022 $m	2021 $m
Wages and salaries	47.3	41.7
Short-term monetary benefits	0.2	0.2
Defined contribution pension cost	0.1	0.2
Management Incentive Plan	12.9	0.9

	60.5	43.0

The remuneration of the highest paid Director for their services to the Group was $7.3m. No pension contributions were made on their behalf whilst they were a Director of the Group. As at 31 December 2022, there were 18 key management personnel in the Group’s defined contribution pension scheme (2021: 19).

(c) Key management personnel transactions

In July 2022 the Company offered certain current and former employees the opportunity to sell some or all of the beneficial interest held in Non-Voting Ordinary Shares, acquired in March 2021, to the Employee Benefit Trust. Pursuant to that offer, in October 2022 the beneficial interest in 5,000 non-voting Ordinary Shares was acquired at market value from key management personnel.

(d) Transactions with entities having significant influence over the Group

Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

The Group paid management fees to parties associated with the ultimate Parent company based on a percentage of the Group’s profitability amounting to $3.4m (2021: $2.1m).

There were no other transactions during the period or assets and liabilities outstanding as of 31 December 2022 with other related parties.

36    Share-based payment

The Group operates currently with three equity-settled share-based remuneration schemes for Executive Directors and certain senior management. There are two deferred bonus schemes (2021 and 2022) and the Long Term Incentive Plan. All are United Kingdom tax authority unapproved schemes. There are specific vesting requirements to note, with the exception that the employee to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave.

The cost of the employee service received in respect of the shares granted is recognised in the income statement over the period that the employee provides service. The cost of the service is

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36    Share-based payment  (continued)

calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes, and the probability that the performance and service conditions will be met. The fair value of the shares was calculated by applying an estimated price-earnings multiple to the earnings per share of the Group, which prior to grant was approved at the Remuneration committee.

Under the Deferred Bonus Plan, the members of the scheme are awarded a fixed number of non-voting ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards were based on the employees’ annual performance, the grant date has been deemed to be the year for which the bonus had been awarded; as such, the 2022 deferred bonus scheme grant date was 2022.

Under the Retention Long Term Incentive Plan, the members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period.

The charge for the year arising from share-based payment schemes was as follows:

2022 $m
Deferred Bonus Plan	6.7
Retention Long Term Incentive Plan	10.0

Total equity-settled share-based payments	16.7

Share award plans

The weighted average fair value per award granted and number of awards at the balance sheet date were as follows:

	2022 $	2022 No.
	Weighted average fair value per award granted in the year	Number of awards outstanding
Deferred Bonus Plan	7.92	2,655,082
Retention Long Term Incentive Plan	N/A	3,036,036

Deferred bonus plan

2022 No.
Outstanding at the beginning of the year	746,529
Granted during the year	1,908,553

Outstanding at the end of the year	2,655,082

The weighted average fair value of the awards granted under the deferred bonus plan shares at the year end was $6.82.

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36    Share-based payment  (continued)

Retention long term incentive plan

2022 No.
Outstanding at the beginning of the year	3,119,214
Granted during the year	—
Forfeited during the year	(83,178)

Outstanding at the end of the year	3,036,036

The weighted average fair value of the awards forfeited under the retention long term incentive plan at the year end was $5.41.

Previous share-based payment schemes

In addition to the three equity-settled shared based remuneration schemes currently active and outlined above, previously the Group had other share-based remuneration plans under which no more awards are being granted. However, there are certain instruments issued and outstanding under those plans as of 31 December 2022. The terms and the instruments are outlined below.

Growth shares

The Group offered multiple series of growth shares to employees, including directors and senior managers during the period between 2010 and 2020. The growth shares series granted in 2010, 2011 and 2015 were fully vested prior to 1 January 2021 and, accordingly, 10.8 million growth shares were issued. Those growth shares remain subject to a bad leavers provision, under which they will be converted into deferred shares if the employee who leaves is categorised as a bad leaver. The 2016, 2019 and 2020 series will only vest on the occurrence of a liquidity event. A liquidity event is defined as a sale, initial public offering, or liquidation. The growth shares series were accounted for as equity-settled share-based payments scheme and compensation expense will be recognised when the liquidity event is probable. See note 27—Share capital for a description of the rights of the growth shares.

Growth options

The Group granted growth options to current and former employees under the series 2010 growth options scheme. The series 2010 growth options are exercisable upon the occurrence of a liquidity event and will entitle the holder to a cash payment equal to the value of the 2010 growth shares series and hence it represents a liability. All growth options granted are vested prior to 1 January 2021. As of 31 December 2022, there were 185,894 growth options outstanding. The liability will be remeasured until the growth shares expire with any remeasurement being recognised in the income statement. Upon the liquidity event becoming probable, an amount equal to the value of the growth shares will be recognised which, as of 31 December 2022, is not expected to be material.

Nil cost options

The Group granted nil cost options to current and former employees under the 2007 employee share purchase plan that can be exercised any time after the occurrence of a liquidity event. Each nil cost option grants the holder the right to acquire one nonvoting ordinary share. The nil cost options are accounted for as equity-settled share-based payments scheme. All nil cost options granted are vested prior to 1 January 2021 and therefore no further compensation expense will be recognised. As of 31 December 2022, there were 592,356 nil cost options outstanding.

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36    Share-based payment  (continued)

Warrants

The Group granted warrants to certain directors and senior managers in 2010 and 2019, giving the holders of the warrants the right to purchase in aggregate 1,143,453 non-voting ordinary shares for a fixed price per share. The warrants granted are vested prior to 1 January 2021. The warrants can be exercised upon the occurrence of a liquidity event. They are accounted for as an equity instrument.

37    Events after balance sheet date

(a) €300m Group Notes issuance

In February 2023, the Company issued 8.375% senior fixed rate notes due February 2, 2028 in the amount of €300m under our EMTN Program (the “2028 Notes”), which was the first tranche of EMTN Notes issued. All of the 2028 Notes may be redeemed at the option of the Company at par on any day on or after November 2, 2027, up to (but excluding) the maturity date. The net proceeds of the issuance of the 2028 Notes were $325.6m.

(b) Acquisitions

On 1 February 2023, the Group acquired a group of companies from OTCex S.A. for a consideration of $58.0m (€54.8m) and estimated deferred consideration of $5.1m (€4.8m) payable based on performance of the acquired companies over 4 years commencing on acquisition date. The fair value of trade receivables approximate to their book value. Gross contractual amounts of trade receivables are $57.4m (€54.3m). The goodwill recognised on acquisition related to expected growth and revenue synergies with the Group’s existing product and services offerings.

The initial accounting for the acquisition of net identifiable assets has only been provisionally determined. At the date of finalisation of these consolidated financial statements, the necessary market valuation and other calculations had not been finalised.

On 1 July 2023, the Group acquired all of the share capital in Global Metals Network Limited from two private individuals for a consideration of $3.4m, based upon an estimate of net asset value paid of $0.8m and a fixed premium of $2.6m. Global Metals Network is a recycled metals market maker and was purchased to augment the Group’s current recycled metals strategy, and to support our clients as they transition towards a low carbon economy.

The Group acquired all of the share capital in Eagle Energy Brokers LLC which owns 100% of the share capital of Eagle Commodities Limited from two private owners, for a total consideration of $10.7m consisting of fixed consideration of $9.2m and net assets of $1.5m. Eagle Energy Brokers LLC was purchased to augment the existing Agency and Execution.

On 1 December 2023, the Group acquired the business and entities related to Cowen’s prime brokerage and outsourced trading business from Toronto-Dominion Bank for a consideration of $106.3m, representing $25.0m of premium and $81.3m of net assets. The initial accounting for the acquisition is still being considered at the date of finalisation of these consolidated financial statements, and the necessary market valuation and other calculations have not yet been finalised.

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37    Events after balance sheet date  (continued)

(c) Repayment of secured term loan and subordinated facility

On 24 February 2023 the Group repaid in full the $85.5m PGIM term loan referred to in note 21(b) and was released from all of the associated security held. On 24 March 2023 the Group repaid in full the unsecured $55.0m subordinated loan referred to in note 21(c).

(d) Interim dividend

On 4 April 2023 the Company paid an interim dividend of $24.5m to ordinary shareholders. On 24 July 2023 the Company paid an interim dividend of $20.5m to ordinary shareholders.

(e) Disposal of associate

On 2 May 2023 the Group disposed of its interest in Cambridge Machines Gemini Fund Limited for proceeds of $6.5m.

(f) Leases

The forward lease agreement on the Washington Plaza office in Paris was deemed effective from 10 January 2023 with a lease value of $12.3m.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

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            Ordinary Shares

Barclays*	Goldman Sachs & Co. LLC*	Jefferies	Keefe, Bruyette & Woods

A Stifel Company

*	Listed alphabetically.

Through and including             , 2024 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Executive Officers and Board of Directors

To the fullest extent permitted by law, our amended and restated articles of association provide that the directors and officers of Marex Group plc shall be entitled to be indemnified against all costs, charges, losses and liabilities which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director, former director and secretary of the Company (the “Relevant Officer”) shall have the benefit of the following indemnification provisions in our amended and restated articles of association which entitle each Relevant Officer to be indemnified against any liability incurred by or attaching to them (and including all costs, charges, losses, expenses and liabilities incurred by them in relation thereto), provided that our amended and restated articles of association shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause our amended and restated articles of association, or any element of them, to be treated as void under the Companies Act:

•

in connection with any negligence, default, breach of duty or breach of trust by them in relation to the Company or any associated company (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to the Company or any associated company thereof; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by the Company or its associated company in which judgment is given against the Relevant Officer; and (v) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer; and

•

in relation to or in connection with their duties, powers or office, including in connection with the activities of the Company or an associated company thereof in their capacity as a trustee of an occupational pension scheme, other than: (i) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); and (ii) the defense of any criminal proceeding if the Relevant Officer is convicted.

Subject to the provisions of the Companies Act, the Company may provide any Relevant Officer with funds to meet expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by them in relation to the Company or an associated company thereof, or (ii) in connection with any application for relief under the provisions mentioned in section 205 of the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the Company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the Company may prescribe or where the Company has reserved the right to require repayment.

The underwriting agreement that the Company will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, the Relevant Officers of the Company against certain liabilities arising in connection with this offering.

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We also intend to enter into indemnification agreements with each of our executive officers and directors upon the consummation of this offering.

We provide executive officers’ and directors’ liability insurance for our executive officers and directors against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers, directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, Marex Group plc issued the following securities without registration under the Securities Act:

•

Structured Notes Program:    We issued a total of 7,464 Structured Securities during the past three years for a total aggregate offering price of approximately $5,455.9 million. Our Structured Securities are warrants, certificates or notes, including auto-callable, fixed, stability and capital-linked notes with varied terms and were issued as part of our Financial Products business. We used the proceeds of the issuance of the Structured Securities to diversify our sources of funding and for general corporate purposes. Our Structured Securities are customarily purchased by institutional investors.

•

EMTN Program:    In February 2023, we issued an aggregate principal amount of €300.0 million of 8.375% senior fixed rates notes due February 2, 2028, under our EMTN Program. We used the proceeds of the issuance of the 2028 Notes for general corporate purposes, which included the funding of acquisitions. Our 2028 Notes were purchased by institutional investors focused on fixed income debt securities.

•

AT1 Securities:    In June 2022, we issued an aggregate principal amount of $100.0 million of Additional Tier 1 13.25% fixed rate perpetual subordinated contingent convertible notes for an aggregate offering price, net of issuance costs, of €97.6 million. We used the proceeds of the issuance of the AT1 Securities for general corporate purposes. Our AT1 Securities were purchased by institutional investors focused on fixed income debt securities with a small proportion also purchased by senior management.

Such securities were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters were involved in these transactions.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 8. Exhibits

(a)    The Exhibit Index is hereby incorporated herein by reference.

(b)    Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby further undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Articles of Association of the Registrant

5.1*	Opinion of Herbert Smith Freehills LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)

10.1*	Form of Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant

10.2*	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant

10.3*	Form of Indemnification Agreement

10.4*	Marex Group plc Retention Long Term Incentive Plan

10.5*	Marex Group plc 2021 Deferred Bonus Plan

10.6*	Marex Group plc 2022 Deferred Bonus Plan

10.7*	Form of Long-Term Incentive Plan

10.8*	Revolving Credit Facility by and among Lloyd’s Bank dated March 2014, as amended on June 30, 2023, by and among the Company, Barclays Bank plc, HSBC Bank plc, Bank of China Limited, London Branch, and Industrial and Commercial Bank of China Limited, London Branch

21.1*	List of subsidiaries of the Registrant

23.1*	Consent of Deloitte LLP, an independent registered public accounting firm

23.2*	Consent of Herbert Smith Freehills LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page to Registration Statement)

107*	Calculation of Filing Fee Table

*	To be filed by amendment.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on             , 2024.

Marex Group plc

By:
Name: Ian Lowitt
Title: Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ian Lowitt and Robert Irvin as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2024 in the capacities indicated:

Name	Title

Ian Lowitt	Chief Executive Officer (principal executive officer)

Robert Irvin	Chief Financial Officer (principal financial officer and principal accounting officer)

Director

Director

Director

Director

Director

Director

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Marex Group plc has signed this registration statement on                 , 2024.

By:
Name:
Title: